

Notice of 2023 Annual Meeting and Proxy Statement
and
2022 Annual Report



Notice of 2023 Annual Meeting
and Proxy Statement



April 25, 2023

Dear Fellow Stockholders:

Fiscal 2022 was an exciting year for Tripadvisor Group, marked by a robust recovery in the travel industry, a seamless transition in our leadership, and hard work by our teams to deliver strong financial results. While the macro environment was mixed, the traveler returned with determination to get out and experience the world, relying on our trusted advice, recommendations, and marketplaces to help make it happen. Our financial performance reflected the continued revenue recovery and a balanced approach to ongoing cost management and prudent investments in our growth opportunities, particularly around the high-growth experiences category. Total consolidated revenue in fiscal 2022 reached nearly $1.5 billion, reflecting year over year growth of 65%. GAAP net income was $20 million, adjusted EBITDA was $295 million, and free cash flow was $344 million.

On a personal note, I was excited to join Tripadvisor Group in 2022, which represents my return to the travel industry, my passion for innovation to serve the wants and needs of the traveler, and my enthusiasm and respect for the company's history: its emphasis on trust and community, the scale it has assembled in content, reviews, and visitors to its platform, and a company culture built around a shared purpose. All of this has combined to create enduring assets that are hard to replicate, and together form the unique position the company holds, for both travelers and partners, in this large and growing travel industry.

In 2022, we began the work to establish a long-term strategy that builds on this heritage and locks into our common vision for the group as whole: to be the world's most trusted source for travel and experiences and to connect people to experiences worth sharing through our Tripadvisor, Viator, TheFork, and other brands. We plan to support our vision by pursuing unique value creation strategies for each of our segments, balancing stages of growth, market opportunities, and competitive positioning, while reinforcing the group as a whole:

- At Tripadvisor Core, we will drive deeper traveler engagement, enhancing our products to build on our differentiated assets in brand, trust, community, and content.

- At Viator, we will continue to accelerate our leadership position in experiences, by driving awareness, repeat bookings, and share gains in this large and underpenetrated market.

- At TheFork, we will continue to build on our leadership position in the European dining industry, delivering value to both diners and restaurants.

As we think about 2023 and beyond, we are excited about the opportunities we can drive for Tripadvisor Group. We believe that we are uniquely positioned with our large global audience, wealth of data, and trusted platforms to address large and growing opportunities in travel and experiences, digital advertising and emerging marketplaces, and across multiple categories.

Our talented and dedicated employees have been key to all that we do—not only in delivering a strong 2022 but also in establishing our plans for the future. We thank them for their contribution to the culture of this company, to the community we are building, and for their consistent engagement and hard work. Over 3,100 employees, in multiple locations across the globe, work tirelessly each day to drive Tripadvisor Group forward.

We also thank our shareholders, whose support along the journey has demonstrated recognition of the potential in this industry, our team, and our future opportunities. We believe that the best way to drive long-term value for the portfolio of assets is through the execution of our strategic priorities across our segments.

You are cordially invited to attend the Annual Meeting of Stockholders of Tripadvisor, Inc. to be held on Tuesday, June 6, 2023, at 11:00 a.m. Eastern Time. As in prior years, the annual meeting will be completely virtual. You may attend the meeting, submit questions and vote your shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/TRIP2023. To enter the annual meeting electronically, you will need the control number that is printed in the box marked by the arrow on your proxy card. We recommend logging in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on June 6, 2023.

At the Annual Meeting, stockholders will be asked to vote on the matters described in the accompanying notice of annual meeting and proxy statement, as well as such other business that may properly come before the meeting and any adjournments or postponements thereof. Your vote is very important to us. Please review the instructions for each voting option described in the Notice and in this Proxy Statement. Your prompt cooperation will be greatly appreciated.

Sincerely,



MATT GOLDBERG
President and Chief Executive Officer

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS – SUBJECT TO COMPLETION

400 1st Avenue
Needham, Massachusetts 02494

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on June 6, 2023

The 2023 Annual Meeting of Stockholders of Tripadvisor, Inc., a Delaware corporation, will be held on Tuesday, June 6, 2023, at 11:00 a.m. Eastern Time. The Annual Meeting will be held via the Internet and will be a completely virtual meeting. You may attend the Annual Meeting, submit questions, and vote your shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/TRIP2023. To enter the Annual Meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. We recommend logging in at least fifteen minutes before the meeting to ensure that you are correctly logged in when the Annual Meeting begins. The online check-in will start shortly before the Annual Meeting on June 6, 2023. At the Annual Meeting, stockholders will be asked to consider the following:

1. To elect the ten directors named in this Proxy Statement, each to serve for a one-year term from the date of his or her election and until such director's successor is elected or until such director's earlier resignation or removal.

2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023;

3. To approve the redomestication of the Company to the State of Nevada by conversion;

4. To approve the Tripadvisor, Inc. 2023 Stock and Annual Incentive Plan; and

5. To consider and act upon any other business that may properly come before the Annual Meeting and any adjournments or postponements thereof.

Only holders of record of outstanding shares of Tripadvisor capital stock at the close of business on April 17, 2023 are entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof. We will furnish the Notice of Annual Meeting of Stockholders, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2022 over the Internet. Whether or not you plan to attend the Annual Meeting, we encourage you to access and read the accompanying Proxy Statement. We will send to our stockholders a Notice of Internet Availability of Proxy Materials on or about April 27, 2023, and provide access to our proxy materials over the Internet to our holders of record and beneficial owners of our capital stock as of the close of business on the record date. You may request paper copies by following the instructions on the Notice of Internet Availability of Proxy Materials.

By Order of the Board of Directors,



SETH J. KALVERT
Chief Legal Officer and Secretary

April 25, 2023

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting of Stockholders to Be Held on June 6, 2023

This Proxy Statement and the 2022 Annual Report are available at:
http://ir.Tripadvisor.com/annual-proxy.cfm



TABLE OF CONTENTS

ANNUAL MEETING MATTERS

This Proxy Statement is being furnished to holders of common stock and Class B common stock of Tripadvisor, Inc., a Delaware corporation, in connection with the solicitation of proxies by Tripadvisor's Board of Directors (the "Board") for use at its 2023 Annual Meeting of Stockholders or any adjournment or postponement thereof (the "Annual Meeting"). All references to "Tripadvisor," the "Company," "we," "our" or "us" in this Proxy Statement are to Tripadvisor, Inc. and its subsidiaries. An Annual Report to Stockholders, containing financial statements for the year ended December 31, 2022, and this Proxy Statement are being made available to all stockholders entitled to vote at the Annual Meeting.

Tripadvisor's principal executive offices are located at 400 1st Avenue, Needham, Massachusetts 02494. This Proxy Statement is being made available to Tripadvisor stockholders on or about April 27, 2023.

Date, Time and Place of Meeting

The Annual Meeting will be held on Tuesday, June 6, 2023, at 11:00 a.m. Eastern Time. The Annual Meeting will be held via the Internet and will be a completely virtual meeting. You may attend the meeting, submit questions and vote your shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/TRIP2023. To enter the annual meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. We recommend logging in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts.

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting web portal. Technical support will be available during this time and will remain available until the Annual Meeting has ended. No recording of the Annual Meeting is allowed, including audio or video recording.

Record Date and Voting Rights

The Board established the close of business on April 17, 2023, as the record date for determining the holders of Tripadvisor common stock entitled to notice of and to vote at the Annual Meeting. On the record date, 129,310,431 shares of common stock and 12,799,999 shares of Class B common stock were outstanding and entitled to vote at the Annual Meeting. Tripadvisor stockholders are entitled to one vote for each share of common stock and ten votes for each share of Class B common stock held as of the record date, voting together as a single voting group, on (i) the election of seven of the ten director nominees; (ii) the ratification of the appointment of KPMG LLP as Tripadvisor's independent registered public accounting firm for the year ending December 31, 2023; (iii) the redomestication of Tripadvisor to the State of Nevada by conversion; and (iv) the Tripadvisor Inc. 2023 Stock and Annual Incentive Plan. Tripadvisor stockholders are entitled to one vote for each share of common stock held as of the record date in the election of the three director nominees that the holders of Tripadvisor common stock are entitled to elect as a separate class pursuant to Tripadvisor's restated certificate of incorporation. Stockholders have no right to cumulative voting as to any matter, including the election of directors.

On August 27, 2014, the entire beneficial ownership of our common stock and Class B common stock previously held by Liberty Interactive Corporation, which is currently known as Qurate Retail, Inc. ("Liberty") was transferred to Liberty Tripadvisor Holdings, Inc. ("LTRIP"). Simultaneously, Liberty, LTRIP's former parent company, distributed, by means of a dividend, to the holders of its Liberty Ventures common stock, Liberty's entire equity interest in LTRIP. We refer to this transaction as the Liberty Spin-Off. As a result of the Liberty Spin-Off, effective August 27, 2014, LTRIP became a separate, publicly traded company and 100% of Liberty's interest in Tripadvisor was held by LTRIP. Liberty also assigned to LTRIP its rights and obligations under the Governance Agreement between Tripadvisor and Liberty, dated December 20, 2011 (the "Governance Agreement").

As of the record date, LTRIP beneficially owned 16,445,894 shares of our common stock and 12,799,999 shares of our Class B common stock, which shares constitute 12.7% of the outstanding shares of common stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of LTRIP's shares of Class B common stock into common stock, as of the record date LTRIP would beneficially own 20.6% of the outstanding

common stock. Because each share of Class B common stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, as of the record date LTRIP may be deemed to beneficially own equity securities representing 56.1% of our voting power. As a result, regardless of the vote of any other Tripadvisor stockholder, LTRIP has control over the vote relating to (i) the election of seven of the ten director nominees; (ii) the ratification of the appointment of KPMG LLP as Tripadvisor's independent registered public accounting firm for the fiscal year ending December 31, 2023; (iii) the approval of the redomestication of Tripadvisor to the State of Nevada by conversion; and (iv) the approval of the Tripadvisor, Inc. 2023 Stock and Annual Incentive Plan.

Quorum; Abstentions; Broker Non-Votes

Transaction of business at the Annual Meeting may occur if a quorum is present. If a quorum is not present, the Annual Meeting will be adjourned or postponed in order to permit additional time for soliciting and obtaining additional proxies or votes. At any subsequent reconvening of the Annual Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Annual Meeting, except for any proxies that have been effectively revoked or withdrawn.

With respect to (i) the election of seven of the ten director nominees; (ii) the ratification of the appointment of KPMG LLP as Tripadvisor's independent registered public accounting firm for the fiscal year ending December 31, 2023; (iii) the approval of the redomestication of Tripadvisor to the State of Nevada by conversion; and (iv) the approval of the Tripadvisor, Inc. 2023 Stock and Annual Incentive Plan, the presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the total votes entitled to be cast constitutes a quorum. Virtual attendance at the Annual Meeting also constitutes presence in person for purposes of determining a quorum at the Annual Meeting. For the election of the three directors whom the holders of Tripadvisor common stock are entitled to elect as a separate class, the presence at the Annual Meeting, in person or by proxy, of the holders of a majority of shares of common stock constitutes a quorum.

If a share is represented for any purpose at the meeting, it is deemed to be present for quorum purposes and for all other matters as well. Shares of Tripadvisor capital stock represented by a properly executed proxy will be treated as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining.

Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote the shares on a proposal because the nominee does not have discretionary voting power for a particular item and has not received instructions from the beneficial owner regarding voting. Brokers who hold shares for the accounts of their clients have discretionary authority to vote shares if specific instructions are not given with respect to the ratification of the appointment of our independent registered public accounting firm. Brokers do not have discretionary authority to vote on the election of our directors, so we encourage you to provide instructions to your broker regarding the voting of your shares.

Solicitation of Proxies

Tripadvisor will bear the cost of the solicitation of proxies from its stockholders. In addition to solicitation by mail, the directors, officers and employees of Tripadvisor, without additional compensation, may solicit proxies from stockholders by telephone, by letter, by facsimile, in person or otherwise. Following the original mailing of the proxies and other soliciting materials, Tripadvisor will ask brokers, trusts, banks or other nominees to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Tripadvisor capital stock and to request authority for the exercise of proxies. In such cases, Tripadvisor, upon the request of the brokers, trusts, banks and other stockholder nominees, will reimburse such holders for their reasonable expenses.

Voting of Proxies

The manner in which your shares may be voted depends on whether you are a:

- *Registered stockholder:* Your shares are represented by certificates or book entries in your name on the records of Tripadvisor's stock transfer agent and you have the right to vote those shares directly; or

- *Beneficial stockholder:* You hold your shares in "street name" through a broker, trust, bank or other nominee and you have the right to direct your broker, trust, bank or other nominee on how to vote the shares in your account; however, you must request and receive a valid proxy from your broker, trust, bank or other nominee.

Whether you hold shares directly as a registered stockholder or beneficially as a beneficial stockholder, you may direct how your shares are voted without attending the Annual Meeting. For directions on how to vote, please refer to the instructions below and those on the Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form provided. To vote using the Internet or by telephone, you will be required to enter the control number included on your Notice of Internet Availability of Proxy Materials or other voting instruction form provided by your broker, trust, bank or other nominee.

- *Using the Internet.* Registered stockholders may vote using the Internet by going to www.proxyvote.com and following the instructions. Beneficial stockholders may vote by accessing the website specified on the voting instruction forms provided by their brokers, trusts, banks or other nominees.

- *By Telephone.* Registered stockholders may vote, from within the United States, using any touch-tone telephone by calling 1-800-690-6903 and following the recorded instructions. Beneficial owners may vote, from within the United States, using any touch-tone telephone by calling the number specified on the voting instruction forms provided by their brokers, trusts, banks or other nominees.

- *By Mail.* Registered stockholders may submit proxies by mail by requesting printed proxy cards and marking, signing and dating the printed proxy cards and mailing them in the accompanying pre-addressed envelopes. Beneficial owners may vote by marking, signing and dating the voting instruction forms provided by their brokers, trusts, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

All proxies properly submitted and not revoked will be voted at the Annual Meeting in accordance with the instructions indicated thereon. If no instructions are provided, such proxies will be voted FOR proposals (1), (2), (3) and (4).

Tripadvisor is incorporated under Delaware law, which specifically permits electronically transmitted proxies, provided that each such proxy contains, or is submitted with, information from which the inspector of elections can determine that such proxy was authorized by the stockholder. The electronic voting procedures provided for the Annual Meeting are designed to authenticate each stockholder by use of a control number, to allow stockholders to vote their shares and to confirm that their instructions have been properly recorded.

Voting in Person at the Annual Meeting

Virtual attendance at the Annual Meeting constitutes presence in person for purposes of each required vote. Votes in person will replace any previous votes you have made by mail or telephone or via the Internet. Attendance at the Annual Meeting without voting or revoking a previous proxy in accordance with the voting procedures will not in and of itself revoke a proxy.

Holders of record may vote their shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/TRIP2023. To enter the annual meeting, holders will need the 16-digit control number that is printed in the box marked by the arrow on their proxy card. We recommend logging in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting.

Your vote is very important. Whether or not you plan to attend the Annual Meeting, please take the time to vote via the Internet, by telephone or by returning your marked, signed and dated proxy card so that your shares will be represented at the Annual Meeting.

Revocation of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it any time before the taking of the vote at the Annual Meeting.

If you are a beneficial stockholder, you may revoke your proxy or change your vote only by following the separate instructions provided by your broker, trust, bank or other nominee.

If you are a registered stockholder, you may revoke your proxy at any time before it is exercised at the Annual Meeting by (i) delivering written notice, bearing a date later than the proxy, stating that the proxy is revoked, or (ii) submitting a later-dated proxy relating to the same shares by mail or telephone or via the Internet prior to the vote at the Annual Meeting. Registered holders may send any written notice or request for a new proxy card to Tripadvisor, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717, or follow the instructions provided on the Notice of Internet Availability of Proxy Materials and proxy card to submit a new proxy by telephone or via the Internet. Registered holders may also request a new proxy card by calling 1-800-579-1639. Your attendance at the annual meeting will not, by itself, revoke a prior vote or proxy from you.

Other Business

The Board does not presently intend to bring any business before the Annual Meeting other than the proposals discussed in this Proxy Statement and specified in the Notice of Annual Meeting of Stockholders. The Board has no knowledge of any other matters to be presented at the Annual Meeting other than those described in this Proxy Statement. If any other matters should properly come before the Annual Meeting, the persons designated in the proxy will vote on them according to their best judgment.

PROPOSAL 1:
ELECTION OF DIRECTORS

Overview

Our Board currently consists of ten members. Pursuant to the terms of Tripadvisor's bylaws, each director serves for a one-year term from the date of his or her election and until such director's successor is elected or until such director's earlier resignation or removal. The Board recommends that each of the ten nominees listed below be elected to serve a one-year term and until such director's successor shall have been duly elected and qualified or until such director's earlier resignation or removal:

Gregory B. Maffei
Matt Goldberg
Jay C. Hoag
Betsy L. Morgan
M. Greg O'Hara
Jeremy Philips
Albert E. Rosenthaler
Trynka Shineman Blake
Jane Jie Sun
Robert S. Wiesenthal

Tripadvisor's restated certificate of incorporation provides that the holders of Tripadvisor common stock, acting as a single class, are entitled to elect a number of directors equal to 25% of the total number of directors, rounded up to the next whole number, which will be three directors as of the date of the Annual Meeting. The Board has designated Ms. Shineman and Messrs. Philips and Wiesenthal as nominees for the positions on the Board to be elected by the holders of Tripadvisor common stock voting as a separate class.

Pursuant to the Governance Agreement, LTRIP has the right to nominate up to a number of directors equal to 20% of the total number of the directors (rounded up to the next whole number if the number of directors on the Board is not an even multiple of five) for election to the Board and has certain other rights regarding committee participation, so long as certain stock ownership requirements applicable to LTRIP are satisfied. LTRIP has designated Messrs. Maffei and O'Hara as its nominees to the Board.

Although management does not anticipate that any of the nominees named above will be unable or unwilling to stand for election, in the event of such an occurrence, proxies may be voted for a substitute nominee designated by the Board.

Information Regarding Director Nominees

The information provided below about each nominee is as of the date of this Proxy Statement. The information presented includes the names of each of the nominees, along with his or her age, any positions held with the Company, term of office as a director, principal occupations or employment for the past five years or more, involvement in certain legal proceedings, if applicable, and the names of all other publicly-held companies for which he or she currently serves as a director or has served as a director during the past five years. The information also includes a description of the specific experience, qualifications, attributes and skills of each nominee that led our Board to conclude that he or she should serve as a director of the Company for the ensuing term.

The ten nominees to the Board possess the experience and qualifications that we believe will allow them to make substantial contributions to the Board. In selecting nominees to the Board, we seek to ensure that the Board collectively has a balance of diversity, experience, and expertise, including chief executive officer experience, chief financial officer experience, international expertise, corporate governance experience and experience in other functional areas that are relevant to our business. The following contains a more detailed discussion of the business experience and qualifications of each of the nominees to the Board.

Gregory B. Maffei



Age: 62
Director Since: 2013

Committee Memberships:
- Compensation
- Executive

Mr. Maffei has served as a director as well as the President and Chief Executive Officer of Liberty Media Corporation ("LMC") (including its predecessor) since May 2007, LTRIP since July 2013, Liberty Broadband Corporation ("LBC") since June 2014 and GCI Liberty, Inc. since March 2018. He has served as Chairman of the board of directors of Qurate Retail, Inc. ("Qurate") since March 2018 and as a director of Qurate (including its predecessor) since November 2005. He previously served as President and Chief Executive Officer of Qurate from February 2006 to March 2018 and CEO-Elect from November 2005 through February 2006. Prior to joining Qurate, Mr. Maffei served as President and Chief Financial Officer of Oracle Corporation, Chairman, President and Chief Executive Officer of 360 networks Corporation and Chief Financial Officer of Microsoft Corporation. Mr. Maffei currently serves on the board of directors of the following public companies: Sirius XM Holdings Inc., Live Nation Entertainment, Inc., Charter Communications, Inc., and Zillow Group, Inc. Mr. Maffei is a member of the Council on Foreign Relations. Mr. Maffei previously served on the Board of Trustees of Dartmouth College, the board of directors of Starz, Electronic Arts, Inc., Barnes & Noble, Inc., Citrix Systems, Inc., DirecTV, Starbucks Corp., and Dorling Kindersley Limited. Mr. Maffei holds an M.B.A. from Harvard Business School, where he was a Baker Scholar, and an A.B. from Dartmouth College.

Board Membership Qualifications: Mr. Maffei brings to our Board significant financial and operational experience based on his senior policy-making positions at LMC, Qurate, LBC and LTRIP, his previous executive positions at Oracle, 360networks and Microsoft and his other public company board experience. He provides our Board with an executive and leadership perspective on the operation and management of large public companies and risk management principles.

Matt Goldberg



Age: 52
Director Since: 2022

Committee Memberships:
- Executive

Mr. Goldberg has served as President and CEO of Tripadvisor, Inc. since July 2022. From February 2020 through June 2022, Mr. Goldberg held positions of increasing responsibility at The Trade Desk, a global technology company, including Executive Vice President, North America and Global Operations, as well as founding director of Dataphilanthropy a private foundation. Mr. Goldberg served as Global Head of M&A and Strategic Alliances for News Corp from December 2016 through December 2019. Mr. Goldberg served as Senior Vice President, Global Market Development and Head of Corporate Development for Qurate, formerly known as QVC from October 2013 through November 2016. Prior to that, Mr. Goldberg was CEO of Lonely Planet, a travel guide publisher for nearly five years. Mr. Goldberg currently serves on the board of directors of Blue Ocean Acquisition Corp., and is active in philanthropy and nonprofit leadership, including The Burning Man Project and Lumina Foundation. Mr. Goldberg holds an M.B.A. from Stanford University, an M.A. in International Studies from The University of Melbourne, and a B.A. in English from Cornell University.

Board Membership Qualifications: Mr. Goldberg has extensive knowledge and significant experience in the online advertising sector of the global travel industry. Mr. Goldberg also possesses strategic and governance skills gained through his executive and director roles with several other companies.

Jay C. Hoag



Age: 64
Director Since: 2018

Committee Memberships:
• Compensation
• Section 16

Mr. Hoag co-founded Technology Crossover Ventures, a private equity and venture capital firm, in 1995 and continues to serve as a founding General Partner. In addition to the board of directors of the Company, Mr. Hoag currently serves on the boards of directors of the following public companies: Netflix, Inc., Peloton Interactive, Inc. and Zillow Group, Inc. Mr. Hoag previously served on a number of other boards of directors of public and private companies. Mr. Hoag is also on the Board of Trustees of Northwestern University and Vanderbilt University, and the Investment Advisory Board of the University of Michigan. Mr. Hoag holds an M.B.A. from the University of Michigan and a B.A. from Northwestern University.

Board Membership Qualifications: As a venture capital investor, Mr. Hoag brings strategic insights and extensive financial experience to the Company's Board. He has evaluated, invested in and served as a board and committee member of numerous companies, both public and private, and is familiar with a full range of corporate and board functions. His many years of experience helping companies shape and implement strategy provide the Company's Board with unique perspectives on matters such as risk management, corporate governance, talent selection and leadership development.

Betsy L. Morgan



Age: 54
Director Since: 2019

Committee Memberships:
• Compensation—Chair
• Section 16—Chair

Ms. Morgan is currently the co-founder of Magnet Companies, a private equity-backed company focused on media and commerce, and an associate professor at Columbia Business School and Columbia College. From February 2016 to July 2018, Ms. Morgan served as an Executive in Residence of LionTree, an advisory and merchant bank firm specializing in technology and media. From January 2011 to July 2015, Ms. Morgan was the CEO of TheBlaze, an early multi-platform and direct-to-consumer news and entertainment company. Prior to TheBlaze, Ms. Morgan was the CEO of The Huffington Post. Ms. Morgan currently serves on the board of directors of the following privately-held companies: Trusted Media Brands, Chartbeat and TheSkimm. Ms. Morgan has an M.B.A. from Harvard Business School and a B.A. in Political Science and Economics from Colby College, where she served as a member of the Board of Trustees for eight years. She is also a contributor to Riptide, an oral history of journalism and digital innovation created by Harvard's Shorenstein Center on Media, Politics and Public Policy.

Board Membership Qualifications: Ms. Morgan has extensive experience leading digital media, subscription and original content businesses. This experience benefits Tripadvisor and its stockholders as we continue to execute on our strategy. Her financial background, investment knowledge and board experience also make her valuable to the Board, able to provide valuable insight and advice.

M. Greg O'Hara



Age: 57
Director Since: 2020

Committee Memberships:
- None

Mr. O'Hara is the Founder and a Senior Managing Director of Certares Management LLC ("Certares"). Prior to forming Certares, he served as Chief Investment Officer of JPMorgan Chase's Special Investments Group ("JPM SIG"). Prior to JPM SIG, Mr. O'Hara was a Managing Director of One Equity Partners ("OEP"), the private equity arm of JPMorgan. Before joining OEP in 2005, he served as Executive Vice President of Worldspan and was a member of its board of directors. Mr. O'Hara is the Chairman of American Express Global Business Travel and serves on the World Travel & Tourism Council Governance Committee in addition to the boards of directors of Singer Vehicle Design, TripAdvisor, World Travel & Tourism Council, Certares Holdings, where he is the Head of the Investment Committee and is a member of the Management Committee of Certares, CK Opportunities Fund, where he is a member of the Investment Committee and the Management Committee, and Certares Real Estate Holdings, where he is a member of the Investment Committee and the Management Committee. Mr. O'Hara received his M.B.A. degree from Vanderbilt University.

Board Membership Qualifications: Mr. O'Hara's extensive background in investment analysis and management and his particular expertise in the travel industry contribute to our Board's evaluation of investment and financial opportunities and strategies and strengthen our Board's collective qualifications, skills and attributes.

Jeremy Philips



Age: 50
Director Since: 2011

Committee Memberships:
- Audit

Mr. Philips has been a general partner of Spark Capital since May 2014. From 2012 to 2014, Mr. Philips invested in private technology companies. From 2010 to 2012, Mr. Philips served as the Chief Executive Officer of Photon Group Limited, a holding company listed on the Australian Securities Exchange. From 2004 to 2010, Mr. Philips held various roles of increasing responsibility with News Corporation, most recently as an Executive Vice President in the Office of the Chairman. Before joining News Corporation, he served in several roles, including co-founder and Vice-Chairman of ecorp, a publicly-traded Internet holding company, and as an analyst at McKinsey & Company. Mr. Philips is on the board of directors of Angi Inc. and several private Internet companies. He served on the board of directors of Affirm Holdings from 2015 to 2021. He holds a B.A. and LL.B. from the University of New South Wales and an MPA from the Harvard Kennedy School of Government.

Board Membership Qualifications: Mr. Philips has significant strategic and operational experience acquired through his service as chief executive officer and other executive-level positions. He also possesses a high level of financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions as well as an extensive background in the Internet industry.

Albert E. Rosenthaler



Age: 63
Director Since: 2016

Committee Memberships:
- None

Mr. Rosenthaler has served as Chief Corporate Development Officer of LMC, Qurate, LTRIP, and LBC since October 2016. He previously served as Chief Corporate Development Officer of GCI Liberty, Inc. from March 2018 to December 2020 and Liberty Expedia from October 2016 to July 2019, and Liberty Media Acquisition Corporation from November 2020 to December 2022. Mr. Rosenthaler has served as a director of LTRIP since August 2014. He is a graduate of Olivet College (B.A.) and University of Illinois (M.A.S.).

Board Membership Qualifications: Mr. Rosenthaler has significant executive and financial experience gained through his service as an executive officer of Qurate and LMC for many years and as a partner of a major national accounting firm for more than five years prior to joining Qurate and Liberty. Mr. Rosenthaler brings a unique perspective to our Board, focused in particular on the areas of tax management, mergers and acquisitions and financial structuring. Mr. Rosenthaler's perspective and expertise assist the Board in developing strategies that take into consideration the application of tax laws and capital allocation.

Trynka Shineman Blake



Age: 49

Director Since: 2019

Committee Memberships:
- Audit

Ms. Shineman serves on the board of directors of SEMRush, an online visibility and content marketing SaaS business that helps marketers do their job more effectively and serves as chair of its Nominations and Governance Committee. From March 2004 through February 2019, Ms. Shineman held positions of increasing responsibility with Cimpress N.V., and most recently was the Chief Executive Officer of its Vistaprint business. Ms. Shineman has an M.B.A. from Columbia Business School and a B.A. in Psychology from Cornell University.

Board Membership Qualifications: Ms. Shineman has many years of experience with customer-focused businesses and with digital transformations. She has extensive experience helping companies develop a deep understanding of customer needs and shaping the organization around those needs. She is able to provide the Board and management with important insight and counsel as Tripadvisor improves its platform to provide its users a better and more inspired travel planning experience.

Jane Jie Sun



Age: 54
Director Since: 2020

Committee Memberships:
- None

Jane Jie Sun (孙洁) has served as the Chief Executive Officer of Trip.com, as well as a member of the board of directors, since November 2016. Prior to that, she was a co-President since March 2015, Chief Operating Officer since May 2012, and Chief Financial Officer from 2005 to 2012. Ms. Sun is a member of the JPMorgan Asian Advisory Board, vice chair of the World Travel and Tourism Council, co-chair of the Development Advisory Board of University of Michigan and Shanghai Jiao Tong University Joint Institute, and a board member and Business Leaders Group Committee member of Business China established by Singapore's Founding Prime Minister Mr. Lee Kuan Yew. Ms. Sun received her B.S. in Accounting from the University of Florida in August 1992 with high honors. She also obtained her LL.M. degree from Peking University Law School in July 2010. Ms. Sun has been a director MakeMyTrip Limited since August 2019 and a director of iQIYI, Inc. since June 2018.

Board Membership Qualifications: Ms. Sun has significant financial and business experience operating and managing online travel businesses as well as mergers and acquisitions and financial reporting. She provides our board with leadership perspective on the operation and management of large companies operating in the travel space. As a female CEO in China's high-tech industry, Ms. Sun has made it her mission to empower women to achieve balance and success in both their career and family lives and is a strong advocate for gender equality.

Robert S. Wiesenthal



Age: 56
Director Since: 2011

Committee Memberships:
- Audit–Chair

Since July 2015, Mr. Wiesenthal has served as founder and Chief Executive Officer of Blade Air Mobility, Inc., a technology-powered, global air mobility platform committed to reducing travel friction by providing cost-effective air transportation alternatives to some of the most congested ground routes in the U.S., Canada, Europe, and India. Blade is largest arranger of helicopter flights in and out of city centers in the U.S. From January 2013 to July 2015, Mr. Wiesenthal served as Chief Operating Officer of Warner Music Group Corp., a leading global music conglomerate. From 2000 to 2012, Mr. Wiesenthal served in various senior executive capacities with Sony Corporation ("Sony"), most recently as Executive Vice President and Chief Financial Officer. Prior to joining Sony, from 1988 to 2000, Mr. Wiesenthal served in various capacities with Credit Suisse First Boston, most recently as Managing Director, Head of Digital Media and Entertainment. Mr. Wiesenthal previously served on the board of directors of Starz. Mr. Wiesenthal has a B.A. from the University of Rochester.

Board Membership Qualifications: Mr. Wiesenthal possesses extensive strategic, operational and financial experience, gained through his wide range of service in executive-level positions with a strong focus on networked consumer electronics, entertainment, and digital media. He also has a high degree of financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions.

All of our nominees also have extensive management experience in complex organizations. In addition to the information presented regarding each nominee's specific experience, qualifications, attributes, and skills that led the Board to the conclusion that he or she should be nominated as a director, each nominee has proven business acumen and an ability to exercise sound judgment, as well as a commitment to Tripadvisor and its Board as demonstrated by each nominee's past service. The Board considered the Nasdaq requirement that Tripadvisor's Audit Committee be composed of at least three independent directors, as well as specific Nasdaq and U.S. Securities and Exchange Commission ("SEC") requirements regarding financial literacy and expertise.

Required Vote

Election of Mmes. Morgan and Sun and Messrs. Maffei, Hoag, Goldberg, O'Hara and Rosenthaler as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of Tripadvisor common stock and Class B common stock, present in person or represented by proxy, voting together as a single class. Election of Ms. Shineman and Messrs. Philips and Wiesenthal as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of Tripadvisor common stock, present in person or represented by proxy, voting together as a separate class.

We ask our stockholders to vote in favor of each of the director nominees. Valid proxies received pursuant to this solicitation will be voted in the manner specified. With respect to the election of directors, you may vote "FOR" or "WITHHOLD". Where no specification is made, it is intended that the proxies received from stockholders will be voted "FOR" the election of the director nominees identified. Votes withheld and broker non-votes will have no effect because approval by a certain percentage of voting stock present or outstanding is not required.

> **THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES FOR DIRECTOR NAMED ABOVE.**

Corporate Governance Highlights

We are a "controlled company" as defined under the Nasdaq Stock Market Listing Rules (the "Nasdaq Rules"). As such, we are exempt from certain requirements for public companies under the Nasdaq Rules; however, the Company's Board endeavors to conduct itself and to manage the Company in a way that best serves all of the Company's stockholders. We strive to maintain the highest governance standards in our business and our commitment to effective corporate governance is illustrated by the following practices:

- Chairman of the Board separate from the CEO;

- Eight of the ten directors are independent;

- All three Audit Committee members are independent and "financial experts";

- Board review of enterprise risk management and related policies, processes and controls, with Board Committees exercising oversight for risk matters within their purview;

- Board oversight over management's development and execution of the Company's strategy and plan, including the extent to which risks and opportunities are embedded in that strategy;

- Direct access and regular communication between the Board and members of senior management;

- Actively seek members of historically underrepresented groups for every open Board seat;

- Stock ownership guidelines for directors and executive officers; and

- Comprehensive insider trading policy that also prohibits hedging and pledging transactions of our stock by directors or employees.

In addition, please note the summary information below regarding our Board:

BOARD INDEPENDENCE


80%
Independent
Independent (8)
Non-Independent (2)

85% of S&P 500 directors are independent

GENDER DIVERSITY


30%
Female
Female (3)
Male (7)

28% of S&P 500 directors are female

BOARD TENURE


6.2
Avg years of tenure
< 3 years (1)
3-5 years (5)
> 5 years (4)

7.9 years is the average tenure of S&P 500 boards

DIRECTOR AGE


56.1
Avg director age
60-65 years (3)
50-59 years (6)
47-49 years (1)

63 years is the average age of S&P 500 directors

Board Diversity Matrix

In compliance with Nasdaq Rules, the table below provide certain information about the composition of our directors and director nominees as of April 1, 2022 and April 1, 2023. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

Board Size:				
Total Number of Directors		**10**		
Gender:	**Male**	**Female**	**Non-Binary**	**Gender Undisclosed**
Number of directors based on gender identity	7	3	—	—
Number of directors who identify in any of the categories below:				
African American or Black	—	—	—	—
Alaskan Native or American Indian	—	—	—	—
Asian	—	1	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	7	2	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+		—		
Demographic Background Undisclosed		0		

Board of Directors

Director Qualifications, Skills and Experiences

The Board believes that a complementary mix of diverse qualifications, skills, attributes and experiences will best serve our Company and our stockholders. Our Board, like the Company, is committed to a policy of inclusiveness and diversity. As a result, our Board is comprised of a diverse group of individuals whose previous experience, financial and business acumen, personal ethics and dedication to our Company benefit the Company and our stockholders. The specific experience and qualifications of each of our Board members are set forth above. Below is a summary of some of the qualifications, experience, and attributes of our director nominees:

Director Nominee Qualifications, Expertise, and Attributes



Accounting, Finance and/or Financial Reporting
Leadership of a financial firm or management of the finance function of an enterprise, resulting in proficiency in overseeing financial reporting and disclosure controls and procedures.

8



Consumer Facing Business
Has experience operating or advising companies operating consumer facing businesses.

8



Governance
Current or prior experience serving on a public company board or counseling such boards on governance, risk management and fiduciary matters.

8



Risk Management
Possesses the ability to understand, identify and oversee mitigation of the various types of risk inherent with a public company and specific to our business and the industry in which we operate.

8



Senior Executive Leadership
Extended leadership experience for a significant enterprise, resulting in a practical understanding of organizations and processes, strategies to grow sales and market share, build brand awareness and equity and enhance enterprise value.

10



Strategic Planning
Leadership experience in a significant organization resulting in strength in strategic planning, driving change and delivering long-term growth and risk management.

8



Technology / Cybersecurity
A significant background working in technology, resulting in knowledge of how to anticipate technological trends, general disruptive innovation and cybersecurity risks.

7



Travel and Leisure Industry
Knowledge of the travel and leisure industry and the challenges and opportunities facing our business.

9

Director Diversity

In case of a Board vacancy or if the Board elects to increase its size, determinations regarding the eligibility of director candidates are made by the entire Board, which considers the candidate's qualifications as to skills and experience in the context of the needs of the Board and our stockholders. When seeking new Board candidates, the Board is committed to including members of historically underrepresented groups (including individuals with a disability, individuals who identify as women and/or LGBTQ+ and members of historically underrepresented ethnic and racial groups) in the pool of candidates from which the Board nominees are chosen. Currently and as proposed, the Board of Directors consists of three women, including one woman who is a member of a historically underrepresented group.

Director Independence

Under the Nasdaq Rules, the Board has a responsibility to make an affirmative determination that those members of the Board who serve as independent directors do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In connection with these independence determinations, the Board reviews information regarding transactions, relationships and arrangements relevant to independence, including those required by the Nasdaq Rules. This information is obtained from director responses to questionnaires circulated by management, as well as our records and publicly available information. Following this determination, management monitors those transactions, relationships and arrangements that were relevant to such determination, as well as solicits updated information potentially relevant to independence from internal personnel and directors, to determine whether there have been any developments that could potentially have an adverse impact on the Board's prior independence determination.

Based on the information provided by each director concerning his or her background, employment and affiliations and upon review of this information, our Board previously determined that each of Mmes. Morgan, Shineman and Sun and Messrs. Hoag, Philips, O'Hara and Wiesenthal does not have a relationship that should interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under the applicable rules and regulations of the SEC and Nasdaq. In making its independence determinations, the Board considered the applicable legal standards and any relevant transactions, relationships or arrangements. In addition to the satisfaction of the director independence requirements set forth in the Nasdaq Rules, members of the Audit Committee and Compensation Committees also satisfied separate independence requirements under the current standards imposed by the SEC and the Nasdaq Rules for audit committee members and by the SEC, Nasdaq Rules and the Internal Revenue Service for compensation committee members. At the first meeting of the Board following the Annual Meeting, the Board intends to conduct a review of director independence and to designate the members of the Board to serve on each of the committees and the Chair of each of the committees for the directors' term.

Controlled Company Status

As of the record date, LTRIP beneficially owned 16,445,894 shares of our common stock and 12,799,999 shares of our Class B common stock, which shares constitute 12.7% of the outstanding shares of common stock and 100% of the outstanding shares of Class B common stock, respectively. Assuming the conversion of all of LTRIP's shares of Class B common stock into common stock, LTRIP would beneficially own 20.6% of the outstanding common stock. Because each share of Class B common stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, LTRIP may be deemed to beneficially own equity securities representing 56.1% of our voting power. LTRIP has filed a Statement of Beneficial Ownership on Schedule 13D with respect to its Tripadvisor holdings and related voting arrangements with the SEC.

The Nasdaq Rules exempt "controlled companies," or companies of which more than 50% of the voting power is held by an individual, a group or another company, such as Tripadvisor, from certain governance requirements under the Nasdaq Rules. On this basis, Tripadvisor is relying on the exemption for controlled companies from certain requirements under the Nasdaq Rules, including, among others, the requirement that the Compensation Committees be composed solely of independent directors and certain requirements relating to the nomination of directors.

Board Leadership Structure

Mr. Maffei serves as the Chairman of the Board, and Mr. Goldberg serves as President and Chief Executive Officer of Tripadvisor. The roles of Chief Executive Officer and Chairman of the Board are currently separated in recognition of the differences between the two roles. This leadership structure provides us with the benefit of Mr. Maffei's oversight of Tripadvisor's strategic goals and vision, coupled with the benefit of a full-time Chief Executive Officer dedicated to focusing on the day-to-day management and continued growth of Tripadvisor and its operating businesses. We believe that it is in the best interests of our stockholders for the Board to make a determination regarding the separation or combination of these roles each time it elects a new Chairman or Chief Executive Officer based on the relevant facts and circumstances applicable at such time.

Independent members of the Board chair our Audit Committee, Compensation Committee, and Section 16 Committee.

Meeting Attendance

The Board met four times in 2022. During such period, each member of the Board attended at least 75% of the meetings of the Board and the Board committees on which they served. The independent directors meet in regularly scheduled sessions, typically before or after each Board meeting, without the presence of management. We do not have a lead independent director or any other formally appointed leader for these sessions. Directors are encouraged but not required to attend annual meetings of stockholders. All of the incumbent directors who were directors at the time have historically attended the annual meetings of stockholders.

Committees of the Board of Directors

The Board has the following standing committees: the Audit Committee, the Compensation Committee, the Section 16 Committee and the Executive Committee. The Audit, Compensation and Section 16 Committees operate under written charters adopted by the Board. These charters are available in the "Corporate Governance" section of the Investor Relations page of Tripadvisor's corporate website at ir.tripadvisor.com. At each regularly scheduled Board meeting, the Chairperson of each committee provides the full Board with an update of all significant matters discussed, reviewed, considered and/or approved by the relevant committee since the last regularly scheduled Board meeting. The membership of our Audit, Compensation and Section 16 Committees ensures that directors with no direct ties to Company management are charged with oversight for all financial reporting and executive compensation related decisions made by Company management.

The following table sets forth the current members of the Board and the members of each committee of the Board. At the first meeting of the Board following the Annual Meeting, the Board intends to conduct a review of director independence and to designate the members of the Board to serve on each of the committees and the Chair of each of the committees for the directors' term.

	Audit Committee	Compensation Committee	Section 16 Committee	Executive Committee
Gregory B. Maffei	—	X	—	X
Matt Goldberg	—	—	—	X
Jay C. Hoag	—	X	X	—
Betsy L. Morgan	—	Chair	Chair	—
M. Greg O'Hara	—	—	—	—
Jeremy Philips	X	—	—	—
Albert E. Rosenthaler	—	—	—	—
Trynka Shineman Blake	X	—	—	—
Jane Jie Sun	—	—	—	—
Robert S. Wiesenthal	Chair	—	—	—

Audit Committee	
Members: **Robert S. Wiesenthal (Chair)** Trynka Shineman Blake Jeremy Philips	The Audit Committee of the Board currently consists of three directors: Ms. Shineman and Messrs. Philips and Wiesenthal. Mr. Wiesenthal is the Chairman of the Audit Committee. Each Audit Committee member satisfies the independence requirements under the current standards imposed by the rules of the SEC and Nasdaq. The Board has determined that each of Ms. Shineman and Messrs. Philips and Wiesenthal is an "audit committee financial expert," as such term is defined in the regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee is appointed by the Board to assist the Board with a variety of matters discussed in detail in the Audit Committee charter, including reviewing and discussing with management standards and/or metrics as recommended by regulators and The Nasdaq Stock Market, and monitoring:

- the integrity of our accounting, financial reporting and public disclosures process;
- our relationship with our independent registered public accounting firm, including qualifications, performance and independence;
- the performance of our internal audit department;
- our compliance with legal and regulatory requirements and the Company's compliance policies and programs; and
- the extent to which various issues (including but not limited to ESG, cyber security risk, etc.) will impact the Company's financial performance and the Company's ability to create long-term value.

The Audit Committee met seven times in 2022. The formal report of the Audit Committee with respect to the year ended December 31, 2022, is set forth in the section below titled "Audit Committee Report." A copy of the Audit Committee Charter is available on our website at https://ir.tripadvisor.com/corporate-governance.

Compensation Committee	
Members: **Betsy L. Morgan (Chair)** Jay C. Hoag Gregory B. Maffei	The Compensation Committee currently consists of three directors: Messrs. Hoag and Maffei and Ms. Morgan, with Ms. Morgan serving as the Chairperson of the Compensation Committee. Each member of the Compensation Committee is an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Because we are a "controlled company" within the meaning of the Nasdaq Rules, our Compensation Committee is not required to be composed entirely of independent directors. With the exception of Mr. Maffei, each member is an "independent director" as defined by the Nasdaq Rules. No member of the Compensation Committee is an employee of Tripadvisor. The Compensation Committee is responsible for: • designing and overseeing compensation with respect to our executive officers, including salary matters, bonus plans and stock compensation plans; • administrating our stock plans, including approving grants of equity awards but excluding matters governed by Rule 16b-3 under the Exchange Act (which are handled by the Section 16 Committee described below); • periodically reviewing and approving compensation of the members of our Board; and • overseeing the Company's strategy and policies, programs, initiatives and actions related to human capital management within the Company's workforce, that include talent recruitment, development and retention, promoting diversity, inclusion, Company culture and employee engagement. The Compensation Committee met five times in 2022 and acted by written consent two times. A description of our policies and practices for the consideration and determination of executive compensation is included in the section below titled "Compensation Discussion and Analysis." A copy of the Compensation Committee and Section 16 Committee Charter is available on our website at https://ir.tripadvisor.com/corporate-governance.

Section 16 Committee	
Members: **Betsy L. Morgan (Chair)** Jay C. Hoag	The Section 16 Committee currently consists of two directors: Mr. Hoag and Ms. Morgan, with Ms. Morgan serving as the Chairperson of the Section 16 Committee. Each member is an "independent director" as defined by the Nasdaq Rules and satisfies the definition of "non-employee director" for purposes of Section 16 of the Exchange Act. The Section 16 Committee met five times in 2022 and acted by written consent four times. The Section 16 Committee is authorized to exercise all powers of the Board with respect to matters governed by Rule 16b-3 under the Exchange Act, including approving grants of equity awards to Tripadvisor's executive officers. A copy of the Compensation Committee and Section 16 Committee Charter is available on our website at https://ir.tripadvisor.com/corporate-governance. In this Proxy Statement, we refer to the Compensation Committee and Section 16 Committee collectively as the "Compensation Committees."

Executive Committee	
Members: Matt Goldberg Gregory B. Maffei	The Executive Committee currently consists of two directors: Messrs. Goldberg and Maffei. The Executive Committee has the powers and authority of the Board, except for those matters that are specifically reserved to the Board under Delaware law or our organizational documents. The Executive Committee primarily serves as a means to address issues that may arise and require Board approval between regularly scheduled Board meetings. The following are some examples of matters that could be handled by the Executive Committee: • oversight and implementation of matters approved by the Board (including any share repurchase program); • administrative matters with respect to benefit plans, transfer agent matters, banking authority, formation of subsidiaries and other administrative items involving subsidiaries and determinations or findings under Tripadvisor's financing arrangements; • in the case of a natural disaster or other emergency as a result of which a quorum of the Board cannot readily be convened for action, directing the management of the business and affairs of Tripadvisor during such emergency or natural disaster; • in connection with the maintenance of a robust governance structure, Board evaluations to identify any areas of risk and/or improvement; and • general oversight over the Company's environmental, social and governance program. The Executive Committee met informally throughout 2022.

Risk Oversight

Assessing and managing the day-to-day risk of our business is the responsibility of Tripadvisor's management. Our Board as a whole is responsible for oversight of our overall risk landscape and risk management efforts. Our Board is involved in risk oversight through direct decision-making authority with respect to significant matters and the oversight of management by the Board and its committees. The President and Chief Executive Officer; the Chief Financial Officer; the Chief Legal Officer and the Chief Compliance Officer attend Board meetings and discuss operational risks with the Board, including risks associated with the geographies in which we operate or are considering operating. Management also provides reports and presentations on strategic risks to the Board. Among other areas, the Board is involved, directly or through its committees, in overseeing risks related to our corporate strategy, business continuity, data privacy and cybersecurity and other technology risks, crisis preparedness, and competitive and reputational risks.

The Board has delegated primary responsibility for oversight over certain risks to the Audit Committee and the Compensation Committees. The committees of the Board execute their oversight responsibility for risk management as follows:

- The Audit Committee has primary responsibility for discussing with management Tripadvisor's major financial risks and the steps management has taken to mitigate, monitor and manage such risks. The Audit Committee also has primary responsibility for oversight over the Company's significant business risks, including operational, data privacy, and cybersecurity risks. In fulfilling its responsibilities, the Audit Committee receives regular reports from, among others, the Chief Financial Officer, the Chief Legal Officer, the Chief Accounting Officer and the Chief Compliance Officer as well as from representatives of tax, treasury, information security, internal audit, the Company's Compliance Committee and the Company's independent auditors. The Audit Committee makes regular reports to the Board. In addition, the Company has, under the supervision of the Audit Committee, established procedures available to all employees for the anonymous and confidential submission of complaints relating to any matter to encourage employees to report questionable activities directly to our senior management and the Audit Committee.

- The Compensation Committees consider and evaluate risks related to our cash and equity-based compensation programs, policies and practices and evaluate whether our compensation programs encourage participants to take excessive risks that are reasonably likely to have a material adverse effect on Tripadvisor or our business. Consistent with SEC disclosure requirements, the Compensation Committees, working with management, have assessed the compensation policies and practices for our employees, including our executive officers, and have concluded that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on Tripadvisor.

Ultimately, management is responsible for the day-to-day risk management process, including identification of key risks and implementation of policies and procedures to manage, mitigate and monitor risks. In fulfilling these duties, management conducts annually an enterprise and internal audit risk assessment and uses the results of these assessments in its risk management efforts. In addition, management has designated a Chief Compliance Officer and formed a Compliance Committee in connection with the implementation, management and oversight of a corporate compliance program to promote operational excellence throughout the entire organization in adherence with all legal and regulatory requirements and with the highest ethical standards.

Director Nominations

Given the ownership structure of Tripadvisor and our status as a "controlled company," the Board does not have a nominating committee or other committee performing similar functions or any formal policy on director nominations. The Board does not have specific requirements for eligibility to serve as a director of Tripadvisor; however, the Board does consider, among other things, diversity when considering nominees to serve on our Board. We broadly construe diversity to mean diversity of opinions, perspectives, and personal and professional experiences and backgrounds, such as gender, race and ethnicity, as well as other differentiating characteristics. In evaluating candidates, regardless of how recommended, the Board considers a number of factors, including whether the professional and personal ethics and values of the candidate are consistent with those of Tripadvisor; whether the candidate's experience and expertise would be beneficial to the Board in rendering service to Tripadvisor, including in providing a mix of Board members that represent diversity of backgrounds, perspectives and opinions; whether the candidate is willing and able to devote the necessary time and energy to the work of the Board; and whether the candidate is prepared and qualified to represent the best interests of Tripadvisor's stockholders.

Pursuant to a Governance Agreement, LTRIP has the right to nominate a number of directors equal to 20% of the total number of the directors on the Board (rounded up to the next whole number if the number of directors on the Board is not an even multiple of five) for election to the Board so long as certain stock ownership requirements are satisfied. LTRIP has nominated Messrs. Maffei and O'Hara as nominees for 2023. The other nominees to the Board were recommended by the Chairman and then were considered and recommended by the entire Board.

The Board does not have a formal policy regarding the consideration of director candidates recommended by stockholders, as historically Tripadvisor has not received such recommendations. However, the Board would consider such recommendations if made in the future. Stockholders who wish to make such a recommendation should send the recommendation to Tripadvisor, Inc., 400 1st Avenue, Needham, Massachusetts 02494, Attention: Secretary. The envelope must contain a clear notation that the enclosed letter is a "Director Nominee Recommendation." The letter must identify the author as a stockholder, provide a brief summary of the candidate's qualifications and history and be accompanied by evidence of the sender's stock ownership, as well as consent by the candidate to serve as a director if elected. Any director candidate recommendations will be reviewed by the Secretary and, if deemed appropriate, forwarded to the Chairman for further review. If the Chairman believes that the candidate fits the profile of a director nominee as described above, the recommendation will be shared with the entire Board.

Environmental, Social and Governance

We believe there's good out there and when we travel we are reminded that the world is a friendly place, that people are generous, and that we share more in common with our fellow travelers than not. We strive to use our platform to not only help people around the world plan, book and experience their perfect trip but also to be an ally for social good, including on environmental, social and governance issues. At Tripadvisor, we consider environmental, social, and governance, or ESG, in how we support our team, how we give back to the community, and how we can reduce our environmental impacts. Below are the three areas in which we engage in the most critical initiatives.



People Practices	Corporate Responsibility	Environmental Impact
Invest in our Employees	Engage in Responsible & Ethical Business Practices	Manage Real Estate with the Environment in Mind
Foster a Culture of Equity, Diversity and Inclusion	Strengthen Community Impact through Philanthropy & Civic Engagement	Reduce Dependence on Energy Intensive Resources
Provide Development and Growth Opportunities	Support our Industry	Support Sustainability in our Industry

People Practices

We believe a critical driver of our company's success is our people. The Company's management oversees various initiatives for talent acquisition, retention, and development and provides regular reports to the Board. We are committed to identifying and developing talent to help our employees accelerate their growth and achieve their career goals. Our overall talent acquisition and retention strategy is designed to attract and retain diverse and qualified employees who will help us achieve our performance goals and ensure the success of the Company.

We recruit the best people for the job without regard to gender, ethnicity or other protected characteristics. As part of our diversity recruiting strategy, a recruiting scorecard was instituted to keep us accountable for our recruiting goals. We support and develop our employees through global training and development programs that build and strengthen employees' leadership and professional skills. Leadership development includes programs for new leaders as well as programs designed to support more experienced leaders. We also partner with external training organizations to help provide our employees with the knowledge and skills they need to succeed.

Our equity, diversity, and inclusion (ED+I) approach supports our philosophy of championing the diverse identities, abilities, experiences, and voices of our employees, travelers, candidates, business partners, and industry peers. Our goals include hiring, retaining, and advancing a workforce of diverse cultures, backgrounds, abilities, and perspectives. We have several initiatives and programs in place that help effectuate our goals.

We advance inclusion in our workplace by offering a variety of learning experiences focused on increasing awareness, reducing bias, upskilling managers, and fostering a work culture of belonging. These learning experiences are available to all levels of the organization, from senior leadership to individual contributors. We work with many reputable partners to deliver on our learning experiences.

To support our workforce, we have a variety of global, employee-led, and driven Employee Resource Groups, or ERGs. These groups provide a space for employees to come together around shared identities and experiences. ERGs play an important role in supporting our ED+I strategy by shaping our organizational culture, offering learning and development experiences, promoting community, and encouraging allyship. Beyond their internal impact, ERGs also bring unique perspectives and insights that inform our markets, products, content, and employee experience.

From an accountability standpoint, we ask all managers to consider ED+I in the year-end performance review process and have considered ED+I as we have developed the Company's strategies. We also know the importance of having a firm understanding of the makeup of our workforce. Over the past two years, we have successfully launched two employee self-identification campaigns gathering self-reported intersectional data to inform our ED+I strategy. This year we launched our inaugural ED+I survey to employees to gather data that provided us with important insights into employee sentiment around leadership accountability, belonging, and equitable employee practices.

To better align with industry peers and build our ED+I network, we participate in many benchmarks, partnerships, and sponsorships, including Tripadvisor participation in the Human Rights Campaign's Corporate Equality Index for LGBTQ+ inclusion (scoring 100% over the past five years), partnership with Disability:In, and sponsorship of the ADCOLOR and Afrotech conferences.





Corporate Responsibility

Our global corporate responsibility program is currently focused on supporting responsible business practices in our operations as well as strengthening our community impact through philanthropy and civic engagement. We believe in mobilizing our people, expertise, resources and community to tackle some of society's most pressing humanitarian challenges. We recognize that by putting our purpose into action, we can have a positive impact on the communities we serve and help promote a world of understanding, empathy and care. For our users, we deliver innovative products and services to give them the confidence and freedom to create memorable experiences that will improve their own lives and the lives of those around them. For our employees, we emphasize a working environment where sustainability matters, and a company culture that embraces diverse talents and unique perspectives, where colleagues feel valued as both individuals and members of the team. For stockholders, we are focused on increasing the fundamental value of the Company and driving long-term stockholder value. For communities where we live and work, we are dedicated to improving individual well-being and strengthening families and communities.

In 2009, the Company established as a separate corporate entity and private foundation, The Tripadvisor Foundation (the "Foundation"), to demonstrate its commitment to the communities in which we operate. The Foundation has evolved since its creation and its focus is currently on harnessing connection and information to inspire civic engagement as well as supporting resilience in areas affected by crisis and displacement. Through its signature commitment to addressing the global displacement crisis, the Foundation has donated over $14 million to organizations supporting individuals and families fleeing crisis, primarily through its core NGO partners, International Rescue Committee, Mercy Corps and World Central Kitchen. This is inclusive of $4 million in 2021 to support thousands of Afghan newcomers and help rebuild resettlement efforts in the U.S. and globally. In early 2022, we partnered with World Central Kitchen to support and raise funds for their operations in response to the war in Ukraine and their other emergency food responses around the world. As of March 20, 2023, this initiative with World Central Kitchen had raised nearly $9 million, including $1.25 million in matching donations from the Foundation. Since 2010, the Foundation has invested more than $44 million in communities around the world.

Internally, our TripGives program aims to inspire and enable our employees to be active global citizens by supporting the causes they care about in communities around the world. Through our Give, Serve, Learn model, we unite employees around pressing local and global issues and encourage them to lead community projects where they live and work. Starting in 2021, Tripadvisor committed to dedicating funding and resources for our ERGs to launch community impact projects with nonprofits that serve and support these groups.

The Company is committed to respecting human rights. As a global leader in the travel industry, we believe we have an opportunity to use our platform to effect positive change in people's lives, including the advancement of human rights through our business activities. In this regard, in 2021, Tripadvisor adopted a Global Human Rights Policy (the "GHR Policy") setting forth our commitment to establishing and maintaining best practices in respecting fundamental human rights and the ability to contribute to positive human rights impacts. The GHR Policy, and the commitments contained therein, formalize our long-standing commitment to uphold and respect human rights for all people. This GHR Policy consolidates our existing commitments and brings increased clarity on processes and procedures to assess and mitigate human rights risks, to avoid directly infringing on human rights and to prevent or mitigate adverse human rights impacts that are or potentially may be linked to our business.

The COVID-19 global pandemic had a devastating impact on the travel and tourism sector. In response to the COVID-19 pandemic, we launched multiple initiatives to support our hospitality partners including, but not limited to, a COVID-19 webinar series providing insights and content from industry experts, our Travel Safe initiative allowing hotel properties to share their safety measures in response to the pandemic as well as on our platforms providing travelers with up to date travel information on global destinations. This response also included Foundation donations to World Central Kitchen and Restaurant Workers' Community Foundation and matching donations to support COVID-19 relief efforts, among many other efforts.

Environmental Impact

We recognize that climate change and adverse impacts on the natural world are among the most pressing challenges facing humanity today. Environmental sustainability and how we manage our environmental impacts have implications for the geographies and markets in which we operate, our employees, our business partners, our customers, our investors and other stakeholders. We believe that we all have a responsibility to preserve and protect our planet and communities for generations to come.

Internally, over the last few years, we have invested in energy reduction and waste management strategies across the globe. From an energy emission perspective, we have performed LED upgrades in our global headquarters in the U.S. as well as in our London office. We have also reviewed and matched the central HVAC operations of our spaces to our actual occupancy schedule to minimize the amount of wasted run time on the central plants. In our global headquarters, we have installed a cold aisle containment system to reduce the energy consumption related to cooling our internal data center. Prior to the pandemic, we eliminated single-use items like utensils, bowls, plates, etc., and replaced them with reusable options. We switched from a single-serving style program to a bulk snacking and drinking program which reduced the number of single-serving wrappers and bottles going into the waste stream. During the pandemic, we switched to compostable cups, bowls and silverware for health and safety reasons and are currently beginning to phase them out as our office operations resume. In addition, in our global headquarters we installed an anaerobic digester which continues to divert food waste from the waste stream and landfills and generates thousands of gallons of clean water that is pumped into the sewer system. We have a 460kW fuel cell that we anticipate will generate approximately 60% of our electrical consumption and 25% of our electrical demand annually. We anticipate that the fuel cell will also generate enough heat to offset our base building boiler usage by approximately 80%.

Externally, Tripadvisor is a founding member of the Travalyst coalition, a non-profit organization working to identify–and help bring about–the systemic changes needed in order for sustainable travel to be taken out of the niche and into the mainstream. We believe that tourism can, and must, play a key role in achieving a sustainable future for our world. We are committed to being a driving force that redefines what it means to travel, helping everyone explore our world in a way that protects both people and places, and secures a positive future for destinations and local communities for generations to come. In 2022, after an initial 3-year pilot investment, we committed in 2022 to continue in this coalition and collaborate with other Travalyst members to unify its framework for sustainability in our sector.

Communications with the Board

Stockholders who wish to communicate with the Board or a particular director may send such communication to Tripadvisor, Inc., 400 1st Avenue, Needham, Massachusetts 02494, Attention: Secretary. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Stockholder-Board Communication" or "Stockholder-Director Communication." All such letters must identify the author as a stockholder, provide evidence of the sender's stock ownership and clearly state whether the intended recipients are all members of the Board or certain specified directors. The Secretary will then review such correspondence and forward it to the Board, or to the specified director(s), if deemed appropriate. Communications that are primarily commercial in nature, that are not relevant to stockholders or other interested constituents, or that relate to improper or irrelevant topics will generally not be forwarded to the Board or to the specified director(s).

PROPOSAL 2:
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Overview

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the external accounting firm retained to audit the Company's financial statements. The Audit Committee has retained KPMG LLP ("KPMG") as Tripadvisor's independent registered public accounting firm for the fiscal year ending December 31, 2023.

KPMG has served as Tripadvisor's independent registered public accounting firm continuously since the audit of the Company's financial statements for the fiscal year ended December 31, 2014. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent external audit firm. The members of the Audit Committee and the Board believe that the continued retention of KPMG to serve as the Company's independent external auditor is in the best interest of the Company and its investors. A representative of KPMG is expected to be present at the Annual Meeting, and will be given an opportunity to make a statement if he or she so chooses and will be available to respond to appropriate questions.

If the stockholders fail to vote to ratify the appointment of KPMG, the Audit Committee will reconsider whether to retain KPMG and may retain that firm or another firm without resubmitting the matter to our stockholders. Even if stockholders vote on an advisory basis in favor of the appointment, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Tripadvisor and our stockholders.

Required Vote

We ask our stockholders to ratify the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending December 31, 2023. This proposal requires the affirmative vote of a majority of the voting power of our shares, present in person or represented by proxy, and entitled to vote thereon, voting together as a single class. With respect to the ratification of KPMG, you may vote "FOR", "AGAINST" or "ABSTAIN". Abstentions will be counted toward the tabulations of voting power present and entitled to vote on the ratification of the independent registered public accounting firm proposal and will have the same effect as votes against the proposal. Brokers have discretion to vote on the proposal for ratification of the independent registered public accounting firm.

> **THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS TRIPADVISOR'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.**

Fees Paid to Our Independent Registered Public Accounting Firm

KPMG was Tripadvisor's independent registered public accounting firm for the fiscal years ended December 31, 2022 and 2021. The following table sets forth aggregate fees for professional services rendered by KPMG for the years ended December 31, 2022 and 2021.

	2022	2021
Audit Fees [1]	$2,269,593	$2,109,465
Audit-Related Fees [2]	484,341	1,885,000
Tax Fees [3]	27,261	156,111
Other Fees [4]	2,730	2,730
Total Fees	$2,783,925	$4,153,306

(1)   Audit Fees include fees and expenses associated with the annual audit of our consolidated financial statements, statutory audits, review of our periodic reports, accounting consultations, review of SEC registration statements, report on the effectiveness of internal control, comfort letters, and consents and other services related to SEC matters.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and not reported under "Audit Fees," which also includes non-recurring transaction-related services performed separate from the annual audit.

(3) Tax Fees include fees and expenses for tax compliance, tax planning, and tax advice.

(4) Other Fees include accounting research software.

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee has responsibility for appointing, setting the compensation of, retaining and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by Tripadvisor's independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm's independence from Tripadvisor and our management. Unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval from the Audit Committee, it requires specific pre-approval by the Audit Committee. The payment for any proposed non-audit services in excess of pre-approved cost levels requires specific pre-approval by the Audit Committee.

Pursuant to its pre-approval policy, the Audit Committee may delegate its authority to pre-approve services to one or more of its members, and it has currently delegated this authority to its Chairman, subject to a limit of $250,000 per approval. The decisions of the Chairman (or any other member(s) to whom such authority may be delegated) to grant pre-approvals must be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee may not delegate its responsibilities to pre-approve services to Company management.

All of the audit-related and all other services provided to us by KPMG in 2022 and 2021 were approved by the Audit Committee by means of specific pre-approvals or pursuant to the procedures contained in the Company's pre-approval policy.

The Audit Committee has considered the non-audit services provided by KPMG in 2022 and 2021, as described above, and believes that they are compatible with maintaining KPMG's independence in the conduct of their auditing functions.

AUDIT COMMITTEE REPORT

Management has primary responsibility for our financial statements, reporting process and system of internal control over financial reporting. Tripadvisor's independent registered public accounting firm is engaged to audit and express opinions on the conformity of our financial statements to generally accepted accounting principles, and the effectiveness of Tripadvisor's internal control over financial reporting.

The Audit Committee serves as a representative of the Board and assists the Board in monitoring (i) the integrity of our accounting, financial reporting and public disclosures process, (ii) our relationship with our independent registered public accounting firm, including qualifications, performance and independence, (iii) the performance of our internal audit department, and (iv) our compliance with legal and regulatory requirements. In this context, the Audit Committee met seven times in 2022 and, among other things, took the following actions:

- appointed KPMG as our auditors and discussed with the auditors the overall scope and plans for the independent audit and pre-approved all audit and non-audit services to be performed by KPMG;

- reviewed and discussed with management and the auditors the audited consolidated financial statements for the year ended December 31, 2022, as well as our quarterly financial statements and interim financial information contained in each quarterly earnings announcement prior to public release;

- discussed with the auditors the matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") and the SEC, and received all written disclosures and letters required by the applicable requirements of the PCAOB;

- discussed with the auditors its independence from Tripadvisor and Tripadvisor's management as well as considered whether the non-audit services provided by the auditors could impair its independence and concluded that such services would not;

- reviewed and discussed with management and the auditors our compliance with the requirements of the Sarbanes-Oxley Act of 2002 with respect to internal control over financial reporting, together with management's assessment of the effectiveness of our internal control over financial reporting and the auditors' audit of internal control over financial reporting; and

- regularly met with KPMG, with and without management present, to discuss the results of their examinations, including the integrity, adequacy and effectiveness of the accounting and financial reporting processes and controls.

Relying on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2022, and the Board approved such inclusion.

No portion of this Audit Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that Tripadvisor specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed to be "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Members of the Audit Committee:

Robert S. Wiesenthal (Chairman)
Trynka Shineman Blake
Jeremy Philips

PROPOSAL 3:
APPROVAL OF THE REDOMESTICATION IN NEVADA BY CONVERSION

Our Board has approved a proposal to redomesticate, by conversion, the Company from a corporation organized under the laws of the State of Delaware (the "Delaware Corporation") to a corporation organized under the laws of the State of Nevada (the "Nevada Corporation") (such conversion of the Delaware Corporation into the Nevada Corporation, the “Redomestication”). The Board recommends that our stockholders approve the Redomestication and adopt the resolution of the Board approving the Redomestication, which is included as Annex A to this Proxy Statement (the “Redomestication Resolution”). Upon the completion of the Redomestication, the Company will become a Nevada corporation and will continue to operate our business under the current name, "Tripadvisor, Inc."

Reasons for the Redomestication

Our Board believes that there are several reasons the Redomestication is in the best interests of the Company and its stockholders. In particular, the Board believes that the Redomestication will allow the Company to take advantage of certain provisions of the corporate and tax laws of Nevada.

The Redomestication will eliminate our obligation to pay the annual Delaware franchise tax, which we expect will result in substantial savings to us over the long term. For Fiscal 2022, we paid approximately $250,725 in Delaware franchise taxes. We anticipate that, if we remain a Delaware Corporation, for Fiscal 2023, our Delaware franchise taxes will be approximately the same as 2022 (based on our current capital structure and assets). If we redomesticate in Nevada, our current annual fees will consist of an annual business license fee of $500.00 and the fee for filing the Company's annual list of directors and officers based on the number of authorized shares and their par value, currently equal to $1,225.

In addition, the Redomestication will provide potentially greater protection from unmeritorious litigation for directors and officers of the Company. Delaware law permits a corporation to adopt provisions limiting or eliminating the liability of a director or an officer to a company and its stockholders for monetary damages for breach of fiduciary duty, provided that the liability does not arise from certain proscribed conduct, including breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law. By contrast, Nevada law permits a broader exclusion of individual liability of both officers and directors to a company and its stockholders, providing for an exclusion of any damages as a result of any act or failure to act in his or her capacity as a director or officer unless the presumption that the director or officer acted in good faith, on an informed basis and with a view to the interests of the company, has been rebutted, and it is proven that the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer, and such breach involved intentional misconduct, fraud or a knowing violation of law. The Redomestication will result in the elimination of any liability of an officer or director for a breach of the duty of loyalty unless arising from intentional misconduct, fraud or a knowing violation of law. There is currently no known pending claim or litigation against any of our directors or officers for breach of fiduciary duty related to their service as directors or officers of the Company. The directors and officers of the Company have an interest in the Redomestication to the extent that they will be entitled to such limitation of liability. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Redomestication and to recommend that our stockholders vote in favor of this proposal.

Also, by reducing the risk of lawsuits being filed against the Company and its directors and officers, the Redomestication may help us attract and retain qualified management. As previously discussed and for the reasons described below, we believe that, in general, Nevada law provides greater protection to our directors, officers, and the Company than Delaware law. The increasing frequency of claims and litigation directed towards directors and officers has greatly expanded the risks facing directors and officers of public companies in exercising their duties. The amount of time and money required to respond to these claims and to defend these types of litigation matters can be substantial. Delaware law provides that every person becoming a director or an officer of a Delaware corporation consents to the personal jurisdiction of the Delaware courts in connection with any action concerning the corporation. Accordingly, both directors and officers can be personally sued in Delaware, even though the director or officer has no other contacts with the state. Similarly, Nevada law provides that every person who accepts election or appointment, including reelection or reappointment, as a director or officer of a Nevada corporation consents to the personal jurisdiction of

the Nevada courts in connection with all civil actions or proceedings brought in Nevada by, on behalf of or against the entity in which the director or officer is a necessary or proper party, or in any action or proceeding against the director or officer for a violation of a duty in such capacity, whether or not the person continues to serve as a director or officer at the time the action or proceeding is commenced. Though Delaware corporate law has recently been amended to, among other things, increase protections for officers of a corporation, we believe Nevada is more advantageous than Delaware because Nevada has pursued a statute-focused approach that does not depend upon judicial interpretation, supplementation and revision, and is intended to be stable, predictable and more efficient, whereas much of Delaware corporate law still consists of judicial decisions that migrate and develop over time.

Further, the Redomestication is expected to provide corporate flexibility in connection with certain corporate transactions. However, note that the Redomestication is not being effected to prevent a change in control, nor is it in response to any present attempt known to our Board to acquire control of the Company or obtain representation on our Board. In connection with the Redomestication, the Nevada Corporation will opt out of certain Nevada statutes that may discourage unsolicited takeovers. Nevertheless, certain effects of the proposed Redomestication may be considered to have anti-takeover implications by virtue of being subject to Nevada law. See "Anti-Takeover Implications of the Redomestication" below for additional information.

Principal Terms of the Redomestication

The Redomestication would be effected through a conversion pursuant to Section 266 of the Delaware General Corporation Law ("DGCL") as set forth in the Plan of Conversion, which is included as Annex B to this Proxy Statement. Approval of Proposal 3 will constitute approval of the Plan of Conversion. The Plan of Conversion provides that we will convert from a Delaware corporation into a Nevada corporation pursuant to Section 266 of the DGCL and Sections 92A.195 and 92A.205 of the Nevada Revised Statutes, as amended ("NRS").

The Plan of Conversion provides that, upon the Redomestication, (i) each outstanding share of common stock of the Delaware Corporation will be automatically converted into one outstanding share of common stock of the Nevada Corporation, and (ii) each outstanding share of Class B common stock of the Delaware Corporation will be automatically converted into one outstanding share of the Class B common stock of the Nevada Corporation. Securityholders will not have to exchange their existing stock certificates for new stock certificates. At the same time, upon the Redomestication, each outstanding restricted stock unit, option or right to acquire shares of common stock of the Delaware Corporation will automatically become a restricted stock unit, option or right to acquire an equal number of shares of common stock of the Nevada Corporation under the same terms and conditions. At the Effective Time (as defined herein) of the Redomestication, the common stock will continue to be traded on The Nasdaq Global Select Market under the symbol "TRIP." There is not expected to be any interruption in the trading of the common stock as a result of the Redomestication.

The Board currently intends that the Redomestication will occur as soon as practicable following the Annual Meeting. If the Redomestication is approved by our stockholders, it is anticipated that the Redomestication will become effective at the date and time (the "Effective Time") specified in each of (i) the Articles of Conversion to be executed and filed with the office of the Nevada Secretary of State in accordance with NRS 92A.205 and (ii) the Certificate of Conversion to be executed and filed with the Office of the Secretary of State of Delaware in accordance with Section 262 of the DGCL. However, the Redomestication may be delayed by our Board or the Plan of Conversion may be terminated and abandoned by action of our Board at any time prior to the Effective Time of the Redomestication, whether before or after the approval by the Company's stockholders, if our Board determines for any reason that the consummation of the Redomestication should be delayed or would be inadvisable or not in the best interests of the Company and its stockholders, as the case may be.

Effects of the Redomestication

Following the Redomestication, we will be governed by the NRS instead of the DGCL, and we will be governed by the form of Nevada Articles of Incorporation (the "Nevada Charter") and the form of Nevada Bylaws (the "Nevada Bylaws"), included as Annex C and Annex D, respectively, to this Proxy Statement. Approval of Proposal 3 will constitute approval of the Nevada Charter and Nevada Bylaws. Our current Amended and Restated Certificate of Incorporation (the "Delaware Charter") and our current Amended and Restated Bylaws (as amended, the "Delaware Bylaws") will no longer be applicable following completion of the Redomestication. Copies of the Delaware Charter and Delaware Bylaws are available as Exhibits 3.1, 3.2 and 3.3 of our 2022 Annual Report, available to the public over the Internet at the SEC's website at http://www.sec.gov.

Apart from being governed by the Nevada Charter, Nevada Bylaws and the NRS, following completion of the Redomestication, the Company will continue to exist in the form of a Nevada corporation. By virtue of the Redomestication, all of the rights, privileges, and powers of the Delaware Corporation, and all property, real, personal, and mixed, and all debts due to the Delaware Corporation, as well as all other things and causes of action belonging to the Delaware Corporation, will remain vested in the Nevada Corporation and will be the property of the Nevada Corporation. In addition, all debts, liabilities, and duties of the Delaware Corporation will remain attached to the Nevada Corporation and may be enforced against the Nevada Corporation.

There will be no change in our business, properties, assets, obligations, or management as a result of the Redomestication. Our directors and officers immediately prior to the Redomestication will serve as our directors and officers following the completion of the Redomestication. We will continue to maintain our headquarters in Massachusetts.

No Securities Act Consequences

The Company will continue to be a publicly held company following completion of the Redomestication, and its common stock will continue to be listed on The Nasdaq Global Select Market and traded under the symbol "TRIP." The Company will continue to file required periodic reports and other documents with the SEC. There is not expected to be any interruption in the trading of the common stock as a result of the Redomestication. We and our stockholders will be in the same respective positions under the federal securities laws after the Redomestication as we and our stockholders were prior to the Redomestication.

Key Differences Between Delaware Charter and Bylaws and the Nevada Charter and Bylaws

Following completion of the Redomestication, the Company will be governed by the NRS instead of the DGCL as well as the Nevada Charter and Nevada Bylaws, forms of which are included as Annex C and Annex D, respectively, to this Proxy Statement. Approval of Proposal 3 will constitute approval of the Nevada Charter and Nevada Bylaws. Our current Delaware Charter and Delaware Bylaws will no longer be applicable following completion of the Redomestication. Copies of the Delaware Charter and Delaware Bylaws are available as Exhibits 3.1, 3.2 and 3.3 of our 2022 Annual Report, available to the public over the Internet at the SEC's website at http://www.sec.gov.

The Nevada Charter and Nevada Bylaws differ in a number of respects from the Delaware Charter and Delaware Bylaws, respectively. Set forth below is a table summarizing certain material differences in the rights of our stockholders under Nevada and Delaware law under the respective charters and bylaws. This chart does not address each difference, but focuses on some of those differences which we believe are most relevant to our stockholders. This chart is qualified in its entirety by reference to the Nevada Charter, the Nevada Bylaws, the Delaware Charter and the Delaware Bylaws.

Provision	Delaware	Nevada
Charter Regarding Limitation of Liability	The Delaware Charter provides that, to the fullest extent permitted by the DGCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (a) for any breach of the director's duty of loyalty to the corporation or its stockholders; (b) for acts or omissions not	The Nevada Charter provides that, to the fullest extent permitted by the NRS, the liability of directors and officers of the Company shall be eliminated or limited. Note that, under the NRS, this provision does not exclude exculpation for breaches of duty of loyalty and

Provision	Delaware	Nevada
	in good faith or involving intentional misconduct or a knowing violation of law; (c) for the payment of unlawful dividends, stock repurchases or redemptions; or (d) for any transaction in which the director received an improper personal benefit.	covers both directors and officers.
Charter Regarding Indemnitee's Right to Advanced Payment of Expenses	The Delaware Charter does not specify whether an indemnitee's right to advanced payment of expenses related to a proceeding is subject to the satisfaction of any standard of conduct nor is it conditioned upon any prior determination that the indemnitee is entitled to indemnification with respect to the related proceeding (or the absence of any prior determination to the contrary).	The Nevada Charter specifically provides that an indemnitee's right to advance payment of expenses related to a proceeding is not subject to the satisfaction of any standard of conduct and is not conditioned upon any prior determination that the indemnitee is entitled to indemnification with respect to the related proceeding or the absence of any prior determination to the contrary.
Charter Regarding Forum Adjudication for Disputes	The Delaware Charter does not specify the form for adjudication of disputes.	Under the Nevada Charter, the Eighth Judicial District Court of Clark County, Nevada shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or the Company's stockholders, (3) any action asserting a claim against the Company arising pursuant to any provision of the NRS or the Nevada Charter or Nevada Bylaws, or (4) any action asserting a claim against the Company governed by the internal affairs doctrine.
Bylaws Regarding Proxies	Under the DGCL, no proxy authorized by a stockholder shall be valid after three years from the date of its execution unless the proxy provides for a longer period.	The Nevada Bylaws provide that no proxy shall be voted or acted upon after six months from its date, unless the proxy provides for a longer period, which may not exceed seven years. Under the NRS, proxies are valid for six months from the date of creation unless the proxy provides for a longer period of up to seven years.
Bylaws Regarding Removal of Directors	The Delaware Bylaws provide that any director or the entire Board of Directors may at any time be removed effective immediately, with or without cause, by the vote, either in person or represented by proxy, of a majority of the voting power of shares of stock issued and outstanding of the class or classes that elected such director and entitled to vote at a special meeting held for such purpose or by the written consent of a majority of the voting power of shares of stock issued and outstanding of the class or classes that elected such director.	The Nevada Bylaws provide that any director or the entire Board may at any time be removed effective immediately, with or without cause, by the vote, either in person or represented by proxy, of not less than two-thirds of the voting power of the issued and outstanding shares of stock of the class or classes that elected such director and entitled to vote at a special meeting held for such purpose or by the written consent of not less than two-thirds of the voting power of the issued and outstanding shares of stock of the class or classes that elected such director, which is the lowest permitted voting threshold for director removal permitted under the NRS.

Provision	Delaware	Nevada
Bylaws Regarding Advance Notice	The DGCL does not have a statutory requirement with regard to advance notice procedures required of stockholders in order to properly bring business or director nominations before a meeting of stockholders, but a corporation is permitted to include such requirements in its bylaws; however, the Delaware Charter does not provide for any such advance notice requirements that stockholders must satisfy.	The NRS does not have any statutory advance notice requirements but a Nevada corporation is permitted to set forth such requirements in its bylaws; the Nevada Bylaws establish advance notice procedures for stockholder proposals and the nomination, other than by or at the direction of the Board, of candidates for election as directors. These procedures generally provide that the notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by our secretary at least 90 days but not more than 120 days prior to the first anniversary of our preceding year's annual meeting.
Bylaws Regarding Annual Meetings of Stockholders	The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such time and date as shall be designated from time to time by the Board.	The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such time and date as shall be designated from time to time by the Board, the Chief Executive Officer or the Chairman of the Board and stated in the Company's notice of the meeting.
Bylaws Regarding Quorum	The Delaware Bylaws provide that a majority of the voting power of all issued and outstanding shares of the Company's capital stock entitled to vote thereat, present in person or represented by proxy, constitutes a quorum for the transaction of business.	The Nevada Bylaws provide that a majority of the voting power of all issued and outstanding shares of the Company's capital stock entitled to vote thereat, present in person or represented by proxy, constitutes a quorum for the transaction of business.
Bylaws Regarding Conduct of Stockholder Meetings	The meetings of the stockholders shall be presided over by the Chairman of the Board, or if he or she is not present, by the Chief Executive Officer, or if neither the Chairman of the Board, nor the Chief Executive Officer is present, by a chairman elected by a resolution adopted by the majority of the Board. The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.	The meetings of the stockholders shall be presided over by the Chairman of the Board, or if he or she is not present, by the Chief Executive Officer, or if he or she is not present, by the President, or if none of the Chairman of the Board, the Chief Executive Officer or the President is present, by a chairman elected by a resolution adopted by the majority of the Board. The Secretary will act as secretary of the meeting, but in the Secretary's absence, and the absence of any Assistant Secretary, the chairman of the meeting may appoint any person to act as secretary of the meeting. The Board may adopt by resolution guidelines and procedures as it may deem appropriate for the conduct of any meeting of stockholders, including guidelines on stockholder participation by remote communication.

Provision	Delaware	Nevada
		The chairman of any meeting of stockholders shall have the authority to convene, recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as are appropriate for the proper conduct of the meeting. The chairman, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall determine whether a matter or business was not properly brought before the meeting.
Bylaws Regarding Officers	The officers of the Company shall be chosen by the Board and shall consist of a Chairman of the Board, President, a Secretary, a Treasurer and such other officers and agents as may be deemed necessary by the Board. The Chairman shall appoint the Chief Executive Officer.	The officers of the Company shall be chosen by the Board and shall include a President, a Chief Financial Officer, and a Secretary or their equivalents. The Board, in its discretion, may also appoint such additional officers as the Board may deem necessary or desirable, including a Treasurer, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers, each of whom shall hold office for such period, have such authority and perform such duties as the Board may from time to time determine.

Comparison of Stockholder Rights under Delaware and Nevada Law

The rights of our stockholders are currently governed by the DGCL, the Delaware Charter and the Delaware Bylaws. Following completion of the Redomestication, the rights of our stockholders will be governed by the NRS, the Nevada Charter and the Nevada Bylaws.

The statutory corporate laws of Nevada, as governed by the NRS, are similar in many respects to those of Delaware, as governed by the DGCL. However, there are certain differences that may affect your rights as a stockholder, as well as the corporate governance of the Company. The following are brief summaries of material differences between the current rights of stockholders of the Company and the rights of stockholders of the Company following completion of the Redomestication. The following discussion does not provide a complete description of the differences that may affect you. This summary is qualified in its entirety by reference to the NRS and DGCL as well as the Delaware Charter and Delaware Bylaws and the Nevada Charter and Nevada Bylaws.

Increasing or Decreasing Authorized Capital Stock

The NRS allows the board of directors of a corporation, unless restricted by the articles of incorporation, to increase or decrease the number of authorized shares in a class or series of the corporation's shares and correspondingly effect a forward or reverse split of any class or series of the corporation's shares (and change the par value thereof) without a vote of the stockholders, so long as the action taken does not adversely change or alter any right or preference of the stockholders and does not include any provision or provisions pursuant to which only money will be paid or scrip issued to stockholders who hold 10% or more of the outstanding shares of the affected class and series, and who would otherwise be entitled to receive fractions of shares in exchange for the cancellation of all of their outstanding shares. Delaware law has no similar provision.

Classified Board of Directors

The DGCL permits any Delaware corporation to classify its board of directors into as many as three classes with staggered terms of office. If this is done, the stockholders elect only one class each year and each class would have a term of office of three years; however, neither the Delaware Charter nor Delaware Bylaws provide for a classified board of directors. The NRS also permits any Nevada corporation to classify its board of directors into any number of classes with staggered terms of office, so long as at least one-fourth of the total number of directors is elected annually; however neither the Nevada Charter nor Nevada Bylaws provide for a classified board of directors.

Cumulative Voting

Cumulative voting for directors entitles each stockholder to cast a number of votes that is equal to the number of voting shares held by such stockholder multiplied by the number of directors to be elected and to cast all such votes for one nominee or distribute such votes among up to as many candidates as there are positions to be filled. Cumulative voting may enable a minority stockholder or group of stockholders to elect at least one representative to the board of directors where such stockholders would not be able to elect any directors without cumulative voting.

Although the DGCL does not generally grant stockholders cumulative voting rights, a Delaware corporation may provide in its certificate of incorporation for cumulative voting in the election of directors. The NRS also permits any Nevada corporation to provide in its articles of incorporation the right to cumulative voting in the election of directors as long as certain procedures are followed.

The Delaware Charter does not provide for cumulative voting in the election of directors. Similarly, the Nevada Charter does not provide for cumulative voting.

Vacancies

Under both the DGCL and the NRS, subject to the certificate or articles of incorporation and bylaws, vacancies on the board of directors, including those resulting from any increase in the authorized number of directors, may be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any director so appointed will hold office for the remainder of the term of the director no longer on the board.

Removal of Directors

Under the DGCL, the holders of a majority of shares of each class entitled to vote at an election of directors may vote to remove any director or the entire board without cause **unless** (i) the board is a classified board, in which case directors may be removed only for cause, or (ii) the corporation has cumulative voting, in which case, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her. The NRS requires the vote of the holders of at least two-thirds of the shares or class or series of shares of the issued and outstanding stock entitled to vote at an election of directors in order to remove a director or all of the directors. The articles of incorporation may provide for a voting threshold higher than two-thirds, but not lower. Furthermore, the NRS does not make a distinction between removals for cause and removals without cause.

Fiduciary Duties and Business Judgment

Nevada, like most jurisdictions, requires that directors and officers of Nevada corporations exercise their powers in good faith and with a view to the interests of the corporation but, unlike some other jurisdictions, fiduciary duties of directors and officers are codified in the NRS. As a matter of law, directors and officers are presumed to act in good faith, on an informed basis and with a view to the interests of the corporation in making business decisions. In performing such duties, directors and officers may exercise their business judgment through reliance on information, opinions, reports, financial statements and other financial data prepared or presented by corporate directors, officers or employees who are reasonably believed to be reliable and competent. Reliance may also be extended to legal counsel, public accountants, advisers, bankers or other persons reasonably believed to be competent, and to the work of a committee (on which the particular director or officer does not serve) if the committee was established and empowered by the corporation's board of directors, and if the committee's work was within its designated authority and was about matters on which the committee was reasonably believed to merit confidence. However, directors and officers may not rely on such information, opinions, reports, books of account or similar statements if they have knowledge concerning the matter in question that would make such reliance unwarranted.

Under Delaware law, members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person's professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information. Both Delaware and Nevada law extend the statutory protection for reliance on such persons to corporate officers.

Flexibility for Decisions, including Takeovers

Nevada provides directors with more discretion than Delaware in making corporate decisions, including decisions made in takeover situations. Under Nevada law, director and officer actions taken in response to a change or potential change in control are granted the benefits of the business judgment rule. However, in the case of an action to resist a change or potential change in control that impedes the rights of stockholders to vote for or remove directors, directors will only be given the benefit of the presumption of the business judgment rule if the directors have reasonable grounds to believe a threat to corporate policy and effectiveness exists and the action taken that impedes the exercise of the stockholders' rights is reasonable in relation to such threat.

In exercising their powers, including in response to a change or potential change of control, directors and officers of Nevada corporations may consider all relevant facts, circumstances, contingencies or constituencies, which may include, without limitation, the effect of the decision on several corporate constituencies in addition to the stockholders, including the corporation's employees, suppliers, creditors and customers, the economy of the state and nation, the interests of the community and society in general, and the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. To underscore the discretion of directors and officers of Nevada corporations, the NRS specifically states that such directors and officers are not required to consider the effect of a proposed corporate action upon any constituent as a dominant factor. Further, a director may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change of control is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies, including that there are reasonable grounds to believe that, within a reasonable time the corporation or any successor would be or become insolvent subjected to bankruptcy proceedings.

The DGCL does not provide a similar list of statutory factors that corporate directors and officers may consider in making decisions. In a number of cases and in certain situations, Delaware law has been interpreted to provide that fiduciary duties require directors to accept an offer from the highest bidder regardless of the effect of such sale on the corporate constituencies other than the stockholders. Thus, the flexibility granted to directors of Nevada corporations when making business decisions, including in the context of a hostile takeover, are greater than those granted to directors of Delaware corporations.

Limitation on Personal Liability of Directors and Officers

The NRS and the DGCL each, by way of statutory provisions or permitted provisions in corporate charter documents, eliminate or limit the personal liability of directors and officers to the corporation or their stockholders for monetary damages for breach of a director's fiduciary duty, subject to the differences discussed below.

The DGCL precludes liability limitation for acts or omissions not in good faith or involving intentional misconduct and for paying dividends or repurchasing stock out of other than lawfully available funds. Under the NRS, in order for a director or officer to be individually liable to the corporation or its stockholders or creditors for damages as a result of any act or failure to act, the presumption of the business judgment rule must be rebutted and it must be proven that the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and that the breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Unlike the DGCL, however, the limitation on director and officer liability under the NRS does not distinguish the duty of loyalty or transaction from which a director derives an improper personal benefit, but does, pursuant to NRS 78.300, impose limited personal liability on directors for distributions made in violation of NRS 78.288. Further, the NRS permits a corporation to renounce in its articles of incorporation any interest or expectancy to participate in specific or specified classes or categories of business opportunities. Both the DGCL and the NRS permit limitation of liability which applies to both directors and officers, though the NRS expressly also applies this limitation to liabilities owed to creditors of the corporation. Furthermore, under the NRS, it is not necessary to adopt provisions in the articles of incorporation limiting personal liability of directors or officers as this limitation is provided by statute. However, under Delaware law, the exculpation of officers (namely, the chief executive officer, president, chief financial officer, chief operating officer, chief legal officer, controller, treasurer and chief accounting officer, as well as any other persons identified as "named executive officers" in the Company's most recent SEC filings) is authorized only in connection with direct claims brought by stockholders, including class actions; however, it does not eliminate monetary liability of officers for breach of fiduciary duty arising out of claims brought by the corporation itself or for derivative claims brought by stockholders in the name of the corporation.

As described above, the NRS provides broader protection from personal liability for directors and officers than the DGCL. Both the Delaware Charter and the Nevada Charter provide a limitation to director liability to the fullest extent permitted by Delaware and Nevada law, respectively.

Indemnification

The NRS and the DGCL each permit corporations to indemnify directors, officers, employees and agents in similar circumstances, subject to the differences discussed below.

In suits that are not brought by or in the right of the corporation, both jurisdictions permit a corporation to indemnify current and former directors, officers, employees and agents for attorneys' fees and other expenses, judgments and amounts paid in settlement that the person actually and reasonably incurred in connection with the action, suit or proceeding. The person seeking indemnity may recover as long as he or she acted in good faith and believed his or her actions were either in the best interests of or not opposed to the best interests of the corporation. Under the NRS, the person seeking indemnity may also be indemnified if he or she is not liable for breach of his or her fiduciary duties. Similarly, with respect to a criminal proceeding, the person seeking indemnification must not have had any reasonable cause to believe his or her conduct was unlawful.

In derivative suits, a corporation in either jurisdiction may indemnify its directors, officers, employees or agents for expenses that the person actually and reasonably incurred. A corporation may not indemnify a person if the person was adjudged to be liable to the corporation unless a court otherwise orders.

No corporation may indemnify a party unless it decides that indemnification is proper. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel will determine whether the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity. Under the NRS, the corporation through its stockholders, directors or independent counsel must determine that the indemnification is proper.

Under the NRS, the indemnification pursuant to the statutory mechanisms available under the NRS, as described above, does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, but unless ordered by a court, indemnification may not be made to or on behalf of any director or officer finally adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, and such misconduct, fraud or violation was material to the cause of action.

Both the Delaware Charter and the Nevada Charter provide for indemnification to the fullest extent permitted by the respective laws.

Advancement of Expenses

Although the DGCL and NRS have substantially similar provisions regarding indemnification by a corporation of its officers, directors, employees and agents, the NRS provides broader indemnification in connection with stockholder derivative lawsuits, in particular with respect to advancement of expenses incurred by an officer or director in defending a civil or criminal action, suit or other proceeding.

The DGCL provides that expenses incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay the amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. A Delaware corporation has the discretion to decide whether or not to advance expenses, unless its certificate of incorporation or bylaws provide for mandatory advancement.

In contrast, under the NRS, unless otherwise restricted by the articles of incorporation, the bylaws or an agreement made by the corporation, the corporation may pay advancements of expenses in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation.

The Nevada Charter specifically provides that an indemnitee's right to advanced payment of expenses related to a proceeding is not subject to the satisfaction of any standard of conduct and is not conditioned upon any prior determination that the indemnitee is entitled to indemnification with respect to the related proceeding or the absence of any prior determination to the contrary. The Delaware Charter does not include similar provision.

Director Compensation

The DGCL does not have a specific statute on the fairness of director compensation. In contrast, the NRS provides that, unless otherwise provided in the articles of incorporation or bylaws, the board of directors, without regard to personal interest, may establish the compensation of directors for services in any capacity. If the board of directors so establishes the compensation of directors, such compensation is be presumed to be fair to the corporation unless proven unfair by a preponderance of the evidence.

Action by Written Consent of Directors

Both the DGCL and NRS provide that, unless the articles or certificate of incorporation or the bylaws provide otherwise, any action required or permitted to be taken at a meeting of the directors or a committee thereof may be taken without a meeting if all members of the board or committee, as the case may be, consent to the action in writing.

Neither the Delaware Charter or Delaware Bylaws nor the Nevada Charter or Nevada Bylaws limit a Board action by written consent.

Actions by Written Consent of Stockholders

Both the DGCL and NRS provide that, unless the articles or certificate of incorporation provides otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders consent to the action in writing. In addition, the DGCL requires the corporation to give prompt notice of the taking of corporate action without a meeting by less than unanimous written consent to those stockholders who did not consent in writing. There is no equivalent requirement under the NRS.

The NRS also permits a corporation to prohibit stockholder action by written consent in lieu of a meeting of stockholders by including such prohibition in its articles of incorporation or bylaws.

Neither the Delaware Charter or Delaware Bylaws nor the Nevada Charter or Nevada Bylaws limit stockholder action by written consent.

Dividends and Distributions

Delaware law is more restrictive than Nevada law with respect to dividend payments. Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of the corporation.

The NRS provides that no distribution (including dividends on, or redemption or purchases of, shares of capital stock or distributions of indebtedness) may be made if, after giving effect to such distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or, (ii) except as otherwise specifically permitted by the articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a dissolution to satisfy the preferential rights of preferred stockholders (the condition in this clause (ii), the "Balance Sheet Test"). Directors may consider financial statements prepared on the basis of accounting practices that are reasonable in the circumstances, a fair valuation, including but not limited to unrealized appreciation and depreciation, and any other method that is reasonable in the circumstances.

Restrictions on Business Combinations

Both Delaware and Nevada law provide certain protections to stockholders in connection with certain business combinations. These protections can be found in NRS 78.411 to 78.444, inclusive, and Section 203 of the DGCL.

Under Section 203 of the DGCL, certain "business combinations" with "interested stockholders" of the Company are subject to a three-year moratorium unless specified conditions are met. For purposes of Section 203, the term "business combination" is defined broadly to include (i) mergers with or caused by the interested stockholder; (ii) sales or other dispositions to the interested stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of either the corporation's consolidated assets or its outstanding stock; (iii) the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); or (iv) receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

The three-year moratorium imposed on business combinations by Section 203 of the DGCL does not apply if: (i) prior to the time on which such stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested stockholder; (ii) the interested stockholder owns 85% of the corporation's voting stock upon consummation of the transaction that made him or her an interested stockholder (excluding from the 85% calculation shares owned by directors who are also officers of the target corporation and shares held by employee stock plans that do not permit employees to decide confidentially whether to accept a tender or exchange offer); or (iii) at or after the time on which such stockholder becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholder meeting by at least two-thirds (66-2/3%) of the outstanding voting stock not owned by the interested stockholder.

In contrast, the NRS imposes a maximum moratorium of two years versus Delaware's three-year moratorium on business combinations. However, NRS 78.411 to 78.444, inclusive, regulate combinations more stringently. First, an interested stockholder is defined as a beneficial owner of 10% or more of the voting power. Second, the two-year moratorium can be lifted only by advance approval of the combination or the transaction by which such person first becomes an interested stockholder by a corporation's board of directors or unless the combination is approved by the board and 60% of the corporation's voting power not beneficially owned by the interested stockholder, its affiliates and associates, as opposed to Delaware's provision that allows interested stockholder combinations with stockholder approval at the time of such combination. Finally, after the two-year period, a combination remains prohibited unless (i) it is approved by the board of directors, the disinterested stockholders or a majority of the outstanding voting power not beneficially owned by the interested stockholder and its affiliates and associates or (ii) the interested stockholders satisfy certain fair value requirements. But note that these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder. The combinations statutes in Nevada apply only to Nevada corporations with 200 or more stockholders of record.

Companies are entitled to opt out of the business combination provisions of the DGCL and NRS. The Company has not opted out of the business combination provisions of Section 203 of the DGCL, nor does the Company plan to opt out of the business combination provisions of NRS 78.411 to 78.444, inclusive, under the Nevada Charter. Any opt-out of the business combinations provisions of the NRS must be contained in an amendment to the Nevada Charter approved by a majority of the outstanding voting power not then owned by interested stockholders, but the amendment would not be effective until 18 months after the vote of the stockholders to approve the amendment, and would not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment.

Acquisition of Controlling Interests

In addition to the restrictions on business combinations with interested stockholders, Nevada law also protects the corporation and its stockholders from persons acquiring a "controlling interest" in a corporation. The provisions can be found in NRS 78.378 to 78.3793, inclusive. Delaware law does not have similar provisions.

Pursuant to NRS 78.379, any person who acquires a controlling interest in a corporation may not exercise voting rights on any control shares unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. NRS 78.3785 provides that a "controlling interest" means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one fifth or more but less than one third, (ii) one third or more but less than a majority or (iii) a majority or more of the voting power of the issuing corporation in the election of directors, and once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become "control shares" to which the voting restrictions described above apply. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of such person's shares, and the corporation must comply with the demand.

NRS 78.378(1) provides that the control share statutes of the NRS do not apply to any acquisition of a controlling interest in an issuing corporation if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by the acquiring person provide that the provisions of those sections do not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. In addition, NRS 78.3788 provides that the controlling interest statutes apply as of a particular date only to a corporation that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the corporation's stock ledger at all times during the 90 days immediately preceding that date, and which does business directly or indirectly in Nevada. NRS 78.378(2) provides that the corporation may impose stricter requirements if it so desires.

Corporations are entitled to opt out of the above controlling interest provisions of the NRS. In the Nevada Charter, the Company opts out of these provisions.

Stockholder Vote for Mergers and Other Corporate Reorganizations

Under the DGCL, unless the certificate of incorporation specifies a higher percentage, the stockholders of a corporation that is being acquired in a merger or selling substantially all of its assets must authorize such merger or sale of assets by vote of an absolute majority of outstanding shares entitled to vote. The corporation's board of directors must also approve such transaction. Similarly, under the NRS, a merger or sale of all assets requires authorization by stockholders of the corporation being acquired or selling its assets by at least a majority of the voting power of the outstanding shares entitled to vote, as well as approval of such corporation's board of directors. Although a substantial body of case law has been developed in Delaware as to what constitutes the "sale of substantially all of the assets" of a corporation, it is difficult to determine the point at which a sale of virtually all, but less than all, of a corporation's assets would be considered a "sale of all of the assets" of the corporation for purposes of Nevada law. It is possible that many sales of less than all of the assets of a corporation requiring stockholder authorization under Delaware law would not require stockholder authorization under Nevada law.

The DGCL and NRS have substantially similar provisions with respect to approval by stockholders of a surviving corporation in a merger. The DGCL does not require a stockholder vote of a constituent corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if (i) the plan of merger does not amend the existing certificate of incorporation, (ii) each share of stock of such constituent corporation outstanding immediately before the effective date of the merger is an identical outstanding share after the effective date of merger and (iii) either no shares of the common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or treasury shares of the common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger. The NRS does not require a stockholder vote of the surviving corporation in a merger under substantially similar circumstances.

The Delaware Charter does not require a higher percentage to vote to approve certain corporate transactions. The Nevada Charter also does not specify a higher percentage.

Appraisal or Dissenter's Rights

In both jurisdictions, dissenting stockholders of a corporation engaged in certain major corporate transactions are entitled to appraisal rights. Appraisal or dissenter's rights permit a stockholder to receive cash generally equal to the fair value of the stockholder's shares (as determined by agreement of the parties or by a court) in lieu of the consideration such stockholder would otherwise receive in any such transaction.

Under Section 262 of the DGCL, appraisal rights are generally available for the shares of any class or series of stock of a Delaware corporation in a merger, consolidation or conversion, provided that no appraisal rights are available with respect to shares of any class or series of stock if, at the record date for the meeting held to approve such transaction, such shares of stock, or depositary receipts in respect thereof, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is listed on a national securities exchange or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing.

In addition, Section 262 of the DGCL allows beneficial owners of shares to file a petition for appraisal without the need to name a nominee holding such shares on behalf of such owner as a nominal plaintiff and makes it easier than under Nevada law to withdraw from the appraisal process and accept the terms offered in the merger, consolidation or conversion. Under the DGCL, no appraisal rights are available to stockholders of the surviving or resulting corporation if the merger did not require their approval. The Delaware Charter and Delaware Bylaws do not provide for appraisal rights in addition to those provided by the DGCL.

Under the NRS, a stockholder is entitled to dissent from, and obtain payment for, the fair value of the stockholder's shares in the event of (i) certain acquisitions of a controlling interest in the corporation, (ii) consummation of a plan of merger, if approval by the stockholders is required for the merger, regardless of whether the stockholder is entitled to vote on the merger or if the domestic corporation is a subsidiary and is merged with its parent, or if the domestic corporation is a constituent entity in a merger pursuant to NRS 92A.133, (iii) consummation of a plan of conversion to which the corporation is a party, (iv) consummation of a plan of exchange in which the corporation is a party, (iv) any corporate action taken pursuant to a vote of the stockholders, if the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares, or (v) any corporate action to which the stockholder would be obligated, as a result of the corporate action, to accept money or scrip rather than receive a fraction of a share in exchange for the cancellation of all the stockholder's outstanding shares, except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

Holders of covered securities (generally those that are listed on a national securities exchange), any shares traded in an organized market and held by at least 2,000 stockholders of record with a market value of at least $20,000,000, and any shares issued by an open end management investment company registered under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value are generally not entitled to dissenter's rights. However, this exception is not available if (i) the articles of incorporation of the corporation issuing the shares provide that such exception is not available, (ii) the resolution of the board of directors approving the plan of merger, conversion or exchange expressly provides otherwise or (iii) the holders of the class or series of stock are required by the terms of the corporate action to accept for the shares anything except cash, shares of stock or other securities as described in NRS 92A.390(3) or any combination thereof. The NRS prohibits a dissenting stockholder from voting his or her shares or receiving certain dividends or distributions after his or her dissent. The Nevada Charter and Nevada Bylaws do not provide for dissenter's rights in addition to those provided by the NRS.

The mechanics and timing procedures vary somewhat between Delaware and Nevada, but both require technical compliance with specific notice and payment protocols.

Special Meetings of the Stockholders

The DGCL permits special meetings of stockholders to be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws to call a special stockholder meeting. In contrast, the NRS permits special meetings of stockholders to be called by the entire board of directors, any two directors or the President, unless the articles of incorporation or bylaws provide otherwise.

Under the Delaware Bylaws, a special meeting of stockholders may be called by the Chairman of the Board or a majority of the Board. The Nevada Bylaws contain a substantially similar provision.

Special Meetings Pursuant to Petition of Stockholders

The DGCL provides that a director or a stockholder of a corporation may apply to the Court of Chancery of Delaware if the corporation fails to hold an annual meeting for the election of directors or there is no written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the special meeting or, if there is no date designated, within 13 months after the last annual meeting.

Under the NRS, stockholders having not less than 15% of the voting interest may petition the district court to order a meeting for the election of directors if a corporation fails to call a meeting for that purpose within 18 months after the last meeting at which directors were elected.

Adjournment of Stockholder Special Meetings

Under the DGCL, if a meeting of stockholders is adjourned due to lack of a quorum and the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting.

In contrast, under the NRS, a corporation is not required to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken, unless the board of directors of the corporation fixes a new record date for the adjourned meeting or the meeting date is adjourned to a date more than 60 days later than the date set for the original meeting, in which case a new record date must be fixed and notice given.

Duration of Proxies

Under the DGCL, a proxy executed by a stockholder will remain valid for a period of three years, unless the proxy provides for a longer period.

Under the NRS, a proxy is effective only for a period of six months, unless it is coupled with an interest or unless otherwise provided in the proxy, which duration may not exceed seven years. The NRS also provides for irrevocable proxies, without limitation on duration, in limited circumstances.

Quorum and Voting

The DGCL provides that the certificate of incorporation and bylaws may establish quorum and voting requirements, but in no event shall quorum consist of less than one-third of the shares entitled to vote. If the certificate of incorporation and bylaws are silent as to specific quorum and voting requirements: (a) a majority of the shares entitled to vote shall constitute a quorum at a meeting of stockholders; (b) in all matters other than the election of directors, the affirmative vote of the majority of shares present at the meeting and entitled to vote on the subject matter shall be the act of the stockholders; (c) directors shall be elected by a plurality of the votes of the shares present at the meeting and entitled to vote on the election of directors; and (d) where a separate vote by a class or series is required, a majority of the outstanding shares of such class or series shall constitute a quorum entitled to take action with respect to that vote on that matter and, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series present at the meeting shall be the act of such class or series or classes or series. A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the board. The Delaware Bylaws provide that the holders of shares representing a majority of the voting power of the Company entitled to vote shall constitute a quorum at all meetings of the stockholders for the transaction of business, provided, however, that where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series shall constitute a quorum with respect to such vote.

The NRS provides that, unless the articles of incorporation or bylaws provide otherwise, a majority of the voting power of the corporation, present in person or by proxy at a meeting of stockholders (regardless of whether the proxy has authority to vote on any matter), constitutes a quorum for the transaction of business. Under the NRS, unless the articles of incorporation or bylaws provide for different proportions, action by the stockholders on a matter other than the election of directors is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. Unless provided otherwise in the corporation's articles of incorporation or bylaws, directors are elected at the annual meeting of stockholders by plurality vote. The Nevada Bylaws provide that unless otherwise required by law or the articles of incorporation of the Company, the holders of a majority of the voting power of the outstanding shares of capital stock of the Company entitled to vote thereat shall constitute a quorum at all meetings of the stockholders for the transaction of business. The Nevada Bylaws provide that, except as otherwise provided by law, in the articles of incorporation or bylaws of the corporation, that action by the stockholders on a matter other than the election of directors is approved if a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter approve the action.

Stockholder Inspection Rights

The DGCL grants any stockholder or beneficial owner of shares the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from a corporation's stock ledger, list of stockholders and its other books and records for any proper purpose. A proper purpose is one reasonably related to such person's interest as a stockholder.

Inspection rights under Nevada law are more limited. The NRS grants any person who has been a stockholder of record of a corporation for at least six months immediately preceding the demand, or any person holding, or thereunto authorized in writing by the holders of, at least 5% of all of its outstanding shares, upon at least five days' written demand the right to inspect in person or by agent or attorney, during usual business hours (i) the articles of incorporation and all amendments thereto, (ii) the bylaws and all amendments thereto and (iii) a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively. A Nevada corporation may require a stockholder to furnish the corporation with an affidavit that such inspection is for a proper purpose related to his or her interest as a stockholder of the corporation.

In addition, the NRS grants certain stockholders the right to inspect the books of account and records of a corporation for any proper purpose. The right to inspect the books of account and all financial records of a corporation, to make copies of records and to conduct an audit of such records is granted only to a stockholder who owns at least 15% of the issued and outstanding shares of a Nevada corporation, or who has been authorized in writing by the holders of at least 15% of such shares. However, these requirements do not apply to any corporation that furnishes to its stockholders a detailed annual financial statement or any corporation that has filed during the preceding 12 months all reports required to be filed pursuant to Section 13 or Section 15(d) of the Exchange Act.

Business Opportunities

Under Delaware law, the corporate opportunity doctrine holds that a corporate officer or director may not generally and unilaterally take a business opportunity for his or her own if: (i) the corporation is financially able to exploit the opportunity; (ii) the opportunity is within the corporation's line of business; (iii) the corporation has an interest or expectancy in the opportunity; and (iv) by taking the opportunity for his or her own, the corporate fiduciary will thereby be placed in a position inimical to his duties to the corporation. The DGCL permits a Delaware corporation to renounce, in its certificate of incorporation or by action of the board of directors, any interest or expectancy of the corporation in, or being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.

Similar to the DGCL, the NRS permits a Nevada corporation to renounce, in its articles of incorporation or by action of the board of directors, any interest or expectancy to participate in specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders. The Nevada Charter provides that the Company renounces any interest or expectancy in certain corporate opportunities, the general effect of which will be that no officer or director of the Company who is also an officer or director of LTRIP will be liable to the Company or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to LTRIP instead of to the Company, or does not communicate information to the Company regarding a corporate opportunity that the officer or director has directed to LTRIP.

Potential Risks and Disadvantages of the Redomestication

Because of Delaware's prominence as a state of incorporation for many large corporations, the Delaware courts have developed considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to Delaware corporations. While Nevada also has encouraged incorporation in that state and has adopted comprehensive, modern and flexible statutes that it periodically updates and revises to meet changing business needs, Nevada case law concerning the effects of its statutes and regulations is more limited. As a result, the Company and its stockholders may experience less predictability with respect to the legality of certain corporate affairs and transactions and stockholders' rights to challenge them, to the extent Nevada's statutes do not provide a clear answer and a Nevada court must make a determination.

Also, underwriters and other members of the financial services industry may be less willing and able to assist the Company with capital-raising programs because they might perceive Nevada's laws as being less flexible or developed than those of Delaware. Certain investment funds, sophisticated investors and brokerage firms may likewise be less comfortable and less willing to invest in a corporation incorporated in a jurisdiction other than Delaware whose corporate laws may be less understood or perceived to be unresponsive to stockholder rights.

The Company will also incur certain non-recurring costs in connection with the Redomestication, including legal and other transaction costs. A majority of these costs have already been incurred or will be incurred regardless of whether the Redomestication is ultimately completed. Many of the expenses that will be incurred are difficult to accurately estimate at the present time, and additional unanticipated costs may be incurred in connection with the Redomestication.

Regulatory Matters

The consummation of the Redomestication requires the filing of the Articles of Conversion and the Nevada Charter with the office of the Nevada Secretary of State and the Certificate of Conversion with the Office of the Secretary of State in Delaware. No other regulatory or governmental approvals or consents will be required in connection with the Redomestication.

No Appraisal Rights

Under the DGCL, holders of our common stock are not entitled to appraisal rights with respect to the Redomestication described in this Proposal. Under the DGCL, holders of our Class B common stock are entitled to appraisal rights in connection with the Redomestication but LTRIP, the sole holder of our Class B common stock, has waived such rights.

No Exchange of Stock Certificates Required

Stockholders will not have to exchange their existing stock certificates for new stock certificates.

No Material Accounting Implications

Effecting the Redomestication will not have any material accounting implications.

Certain Federal Income Tax Consequences

The following discussion summarizes certain U.S. federal income tax consequences of the Redomestication to holders of the shares of the common stock and Class B common stock of the Delaware Corporation (together, the "Delaware Common Stock"), each of which shares is converted into one outstanding share of common stock or Class B common stock of the Nevada Corporation (together, the "Nevada Common Stock"), respectively, in connection with the Redomestication.

This discussion is based on the Code, applicable Treasury regulations promulgated or proposed thereunder (collectively, the "Treasury Regulations"), judicial authority, and administrative rulings and practice, all as in effect as of the date of this proxy statement, and all of which are subject to change at any time, possibly with retroactive effect. This discussion is limited to holders of the Delaware Common Stock that are U.S. holders (as defined below) and that hold their shares of common stock as capital assets, within the meaning of Section 1221 of the Code. Further, this discussion does not discuss all tax considerations that may be relevant to holders of the Delaware Common Stock in light of their particular circumstances (including the Medicare tax imposed on net investment income and the alternative minimum tax), nor does it address any tax consequences to holders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein), holders that acquired their shares of common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in securities, holders that have a functional currency other than the U.S. dollar, and holders that hold their shares of common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes. This discussion does not address any U.S. federal estate, gift, or other non-income tax consequences or any state, local, or foreign tax consequences.

Holders of the Delaware Common Stock are urged to consult their tax advisors as to the particular tax consequences to them of the Redomestication, including any applicable U.S. federal, state, local, or foreign tax consequences.

For purposes of this section, a U.S. holder is a beneficial owner of the Delaware Common Stock that is, for U.S. federal income tax purposes, (i) an individual that is a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if (a) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (b) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as partnership for U.S. federal income tax purposes) holds shares of the Delaware Common Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding shares of the Delaware Common Stock should consult its tax advisor regarding the tax consequences of the Redomestication.

Treatment of the Redomestication

Subject to the caveats and qualifications noted above, we intend the Redomestication, under U.S. federal income tax law, to qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1)(F) of the Code. Assuming the Redomestication qualifies as a "reorganization" within the meaning of Section 368(a)(1)(F) of the Code, then, for U.S. federal income tax purposes:

- no gain or loss will be recognized by, and no amount will be included in the income of, a holder of the Delaware Common Stock upon the conversion of such Delaware Common Stock into the Nevada Common Stock in connection with the Redomestication;

- the aggregate tax basis of the shares of the Nevada Common Stock received by a holder of shares of the Delaware Common Stock in connection with the Redomestication will equal the aggregate tax basis of the shares of the Delaware Common Stock converted into such shares of the Nevada Common Stock; and

- the holding period of the shares of the Nevada Common Stock received by a holder of the Delaware Common Stock in connection with the Redomestication will include the holding period of the common stock converted into such shares of the Nevada Common Stock.

Stockholders that have acquired different blocks of the Delaware Common Stock at different times or at different prices, and whose blocks of such common stock are converted into shares of Nevada Common Stock in connection with the Redomestication, should consult their tax advisors regarding the allocation of their aggregate tax basis among, and the holding period of, such shares of the Nevada Common Stock.

Information Reporting

A U.S. holder of the Delaware Common Stock that owns at least 5% of the outstanding stock of the Company (by vote or value) immediately before the Redomestication will generally be required to attach to such holder's U.S. federal income tax return for the year in which the Redomestication occurs a statement setting forth certain information relating to the Redomestication, including the aggregate fair market value and tax basis of the stock of such holder converted in connection with the Redomestication. Holders of the Delaware Common Stock should consult their tax advisors to determine whether they are required to provide the foregoing statement.

Anti-Takeover Implications of the Redomestication

The Redomestication is not being effected to prevent a change in control, nor is it in response to any present attempt known to our Board to acquire control of the Company or obtain representation on our Board. Nevertheless, certain effects of the Redomestication may be considered to have anti-takeover implications by virtue of being subject to Nevada law.

Delaware law and the Delaware Charter and Delaware Bylaws contain provisions that may have the effect of deterring hostile takeover attempts. A hostile takeover attempt may have a positive or negative effect on the Company and its stockholders, depending on the circumstances surrounding a particular takeover attempt. Takeover attempts that have not been negotiated or approved by the Board can be opportunistically timed to take advantage of an artificially depressed stock price. Takeover attempts can also be coercively structured, can disrupt the business and management of a corporation and can generally present a risk of terms that may be less favorable than would be available in a board-approved transaction. In contrast, Board-approved transactions may be carefully planned and undertaken at an opportune time in order to obtain maximum value for the corporation and all of its stockholders by determining and pursuing the best strategic alternative, obtaining negotiating leverage to achieve the best terms available, and giving due consideration to matters such as tax planning, the management and business of the acquiring corporation and the most effective deployment of corporate assets.

The Board recognizes that hostile takeover attempts do not always have the unfavorable consequences or effects described above and may be beneficial to stockholders, providing them with considerable value for their shares. However, the Board believes that the potential disadvantages of unapproved takeover attempts are sufficiently great that prudent measures are needed to give the Board the time and flexibility to determine and pursue potentially superior strategic alternatives and take other appropriate action in an effort to maximize stockholder value. Accordingly, the Delaware Charter and Delaware Bylaws include certain provisions that are intended to accomplish these objectives, but which may have the effect of discouraging or deterring hostile takeover attempts.

Nevada law includes some features that may deter hostile takeover attempts. The Nevada Charter contains certain anti-takeover provisions similar to those set forth in the Delaware Charter; both the Delaware Charter and Nevada Charter allow the Board alone to fill any directorship vacancies. Notwithstanding these similarities, there are a number of differences between Nevada and Delaware law and between the governing documents of the Delaware Corporation and the Nevada Corporation which could have a bearing on unapproved takeover attempts. For example, the Delaware Charter allows the stockholders to remove the directors with or without cause by the vote of a majority of the voting power of shares of stock issued and outstanding of the class that elected such director while the Nevada Charter allows the stockholders to remove a director only by the vote of not less than two-thirds of the voting power of the shares of the class that elected such director.

The Board may in the future propose other measures designed to address hostile takeovers apart from those discussed in this proxy statement, if warranted from time to time in the judgment of the Board.

Legal Proceedings

On April 21, 2023, a putative stockholder class and derivative action was filed in the Delaware Court of Chancery, captioned Palkon, et al. v. Maffei, et al., C.A. No. 2023-0449-JTL (Del. Ch.). The complaint generally alleges that the proposal to redomesticate the Company to Nevada by conversion is a self-interested transaction that confers non-ratable benefits on the Company's directors and its majority stockholder and asserts claims for breach of fiduciary duty against Mr. Maffei, in his capacity as an alleged controlling stockholder of the Company, as well as against the Company's directors. The complaint seeks, among other things, to enjoin the conversion. The Company and defendants believe that the claims are without merit and intend to defend themselves vigorously.

Required Vote

We ask our stockholders to approve the Redomestication and the adoption of the Redomestication Resolution. This proposal requires the affirmative vote of a majority of the voting power of the shares of Tripadvisor capital stock, present in person or represented by proxy, and entitled to vote thereon, voting together as a single class.

With respect to approval of the Redomestication and the adoption of the Redomestication Resolution, you may vote "FOR", "AGAINST" or "ABSTAIN". Abstentions will only be counted toward the tabulations of voting power present and entitled to vote on the Redomestication proposal and will have the same effect as votes against the proposal. Brokers do not have discretion to vote on the proposal to approve the Redomestication and broker non-votes will have the same effect as votes against the proposal.

> **THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE REDOMESTICATION AND THE ADOPTION OF THE REDOMESTICATION RESOLUTION.**

PROPOSAL 4:
APPROVAL OF THE TRIPADVISOR INC. 2023 STOCK AND ANNUAL INCENTIVE PLAN

Proposal

The Board believes that stock options, restricted stock units, performance awards and other stock-based or incentive awards can play an important role in the success of Tripadvisor by encouraging and enabling our employees, officers, non-employee directors, and consultants, upon whose judgment, initiative, and efforts we largely depend for the success of our business, to acquire a proprietary interest in Tripadvisor. The Board anticipates that providing such persons with a direct stake in the Company will assure a closer identification of the interests of such individuals with those of Tripadvisor and its stockholders, thereby stimulating their efforts on Tripadvisor's behalf and strengthening their desire to remain with Tripadvisor.

On April 19, 2023, the Board approved the Tripadvisor, Inc. 2023 Stock and Annual Incentive Plan (the "2023 Plan"), subject to approval by the stockholders, primarily for the purpose of providing sufficient reserves of shares of our common stock to ensure our ability to continue to provide new hires, employees, management and other participants with equity incentives. If approved, the number of shares reserved and available for issuance under the 2023 Plan would be 12,000,000 shares plus the number of shares available for issuance (and not subject to outstanding awards) under the Tripadvisor, Inc. 2018 Stock and Annual Incentive Plan (the "2018 Plan"), as of the effective date of the 2023 Plan. The 2023 Plan is attached hereto as Annex E.

Historical Burn Rate and Expected Duration

We are committed to managing the use of our equity incentives prudently to balance the benefits that equity compensation brings to our equity compensation programs against the dilution it causes our stockholders. As a result, as part of our analysis when considering the number of shares to be reserved under the 2023 Plan, we reviewed key metrics that are typically used to evaluate such proposed increases. One such metric considered was our "burn rate" calculation in order to quantify how quickly we use our stockholder capital. Tripadvisor's 2022 year-to-date share usage rate of 6.0% is slightly below the 2022 peer 75th percentile (7.8%). The Company's 3-year average share usage rate of 5.0% is between the 3-year average peer median (3.2%) and 75th percentile (6.5%) due to special equity grants made in 2020 as well as executive hires made in 2022.

As a result, we currently expect that the proposed share reserve under the 2023 Plan will be sufficient for anticipated awards through 2025. Expectations regarding future share usage could be impacted by a number of factors including but not limited to, hiring and promotion activity; the rate at which shares are returned to the 2023 Plan reserve upon the expiration, forfeiture, and net share settlement of awards; the future performance of our stock price; and the terms of any potential future acquisitions. While we believe that the assumptions we used are reasonable, future share usage may differ from current expectations.

Summary of Material Features of the 2023 Plan

Some of the material features of the 2023 Plan are as follows:

- The total number of shares of common stock available for issuance under the 2023 Plan is 12,000,000 shares plus the number of shares available for issuance under the 2018 Plan as of the effective date of the 2023 Plan.
- Shares of common stock underlying awards that are forfeited, canceled, or otherwise terminated and shares tendered or held back for taxes or to cover the exercise price of options under the 2023 Plan and the 2018

Plan will be added back to the reserve pool under the 2023 Plan. Shares of common stock repurchased on the open market will not be added back to the shares available for issuance under the 2023 Plan.

- Based on current grant practices, we expect that the 2023 Plan will provide the Compensation Committees with sufficient shares for grants through 2025.

- The 2023 Plan does not allow for acceleration of equity awards solely upon a change in control (also known as a "single trigger").

- Stock options and stock appreciation rights may not be repriced in any manner without stockholder approval.

- The 2023 Plan provides that, during any calendar year, the maximum value of awards made under the 2023 Plan and cash fees paid to any non-employee director shall not exceed $1,000,000.

- Any material amendment to the 2023 Plan is subject to approval of our stockholders.

- Unless sooner terminated, the 2023 Plan carries a 10-year term and will expire on June 6, 2033.

Summary of the 2023 Plan

The following description of certain features of the 2023 Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the 2023 that is attached hereto as Annex E.

Plan Administration. The 2023 Plan is administered by the Compensation Committees. The Compensation Committees have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2023 Plan. The Compensation Committees may delegate to an officer of Tripadvisor the authority to grant awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act, subject to certain limitations and guidelines.

Eligibility. Persons eligible to participate in the 2023 Plan are the directors, officers, employees, and consultants of Tripadvisor and its subsidiaries or affiliates as selected from time to time by the Compensation Committees in their discretion. As of March 13, 2023, approximately 3,164 individuals are currently eligible to participate in the 2023 Plan, which includes three executive officers, 3,161 employees who are not officers, and nine non-employee directors.

Plan and Individual Limits. No more than 7,000,000 shares in the aggregate may be issued in the form of incentive stock options. The 2023 Plan provides that the value of awards under the 2023 Plan and all other compensation paid by the Company to any non-employee director in any calendar year shall not exceed $1,000,000.

Types of Awards. The 2023 Plan allows for the grant of different types of awards including, but not limited to, restricted stock, restricted stock units, options, stock appreciation rights, other stock-based awards and bonus awards.

- *Restricted Stock*. The Compensation Committees may award shares of common stock to participants subject to such conditions and restrictions as the Compensation Committees may determine. These conditions and restrictions may include continued employment with Tripadvisor through a specified vesting period and/or the achievement of certain goals (primarily performance goals).

- *Restricted Stock Units*. The Compensation Committees may award restricted stock units to any participant. These units are ultimately payable in the form of shares of common stock, cash, or a combination of both and may be subject to such conditions and restrictions as the Compensation Committees may determine. As with restricted stock, these conditions and restrictions may include continued employment with Tripadvisor through a specified vesting period and/or the achievement of certain goals (primarily performance goals).

- *Options*. The 2023 Plan permits the granting of (i) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (ii) options that do not so qualify, which are referred to herein as non-qualified options. To qualify as incentive stock options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options that first become exercisable by a participant in any one calendar year. Options granted under the 2023 Plan will be non-qualified options if they fail to qualify as incentive stock options under Section 422 of the Code or exceed the annual limit on incentive stock options. The exercise price of each option will be determined by the Compensation Committees but may not be less than 100% (or, in the case of an incentive stock option granted to a ten percent stockholder, 110%) of the fair market value of the common stock on the grant date. The term of each option will be fixed by the Compensation Committees and may not exceed ten years from the date of grant (or, in the case of an incentive stock option granted to a ten percent stockholder, five years from the grant date). Non-qualified options may be granted to any persons eligible to receive incentive stock options and to non-employee directors and consultants. Fair market value for this purpose will be the last reported sale price of the shares of common stock on Nasdaq on the date immediately preceding the grant date. The exercise price of an option may not be reduced after the date of the option grant, other than to appropriately reflect changes in our capital structure.

Options may be exercisable in installments and the exercisability of options may be accelerated by the Compensation Committees. Upon exercise of options, the option exercise price must be paid in full by certified or bank check or other instrument acceptable to the Compensation Committees or, if authorized at the time the option is granted, by delivery (or attestation to the ownership) of shares of common stock that are beneficially owned by the optionee. In addition, the Compensation Committees may permit options to be exercised using a net exercise feature which reduces the number of shares issued to the optionee by the number of shares with a fair market value equal to the exercise price.

- *Stock Appreciation Rights.* The Compensation Committees may award tandem or free-standing stock appreciation rights, subject to such conditions and restrictions as the Compensation Committees may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in the stock price over the exercise price. The exercise price may not be less than the fair market value of the common stock on the date of grant and the term shall not exceed ten years from the grant date. The terms of the stock appreciation right (including whether the payment is made in common stock or cash) shall be determined by the Compensation Committees.

- *Other Stock-Based Awards.* The Compensation Committees may grant awards of common stock or other awards that are valued in whole or in part by reference to or are otherwise based upon or settled in common stock, including without limitation unrestricted stock, performance units, dividend equivalents and convertible debentures. Dividend equivalents entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified shares of common stock. Dividend equivalents granted as a component of another award subject to performance vesting or other restrictions on vesting conditions may be paid only if the related award becomes vested or unrestricted and will be forfeited if the related award becomes forfeited.

- *Bonus Awards.* The Compensation Committees may grant bonuses under the 2023 Plan to participants. The bonuses may be payable in cash or common stock and may be subject to the achievement of certain performance goals.

Change in Control Provisions. The 2023 Plan provides that, unless otherwise specified in the applicable award agreement, upon a participant's termination of employment within three months prior or 12 months following a change in control of the Company, by the Company other than for "cause" or "disability," or by the participant for "good reason" (as all such terms are defined in the 2023 Plan), for participants serving in the position of Vice President or above, any and all restricted stock and restricted stock units held by such participant will automatically vest (with any performance-based awards being deemed met at target) and the restrictions and conditions on all other awards will automatically be deemed waived and any and all stock options and stock appreciation rights held by such participant will automatically become fully exercisable and will remain exercisable until the later of (i) the last day on which such option or stock appreciation right is exercisable as specified in the applicable award agreement or (ii) the earlier of the first anniversary of the change in control and the expiration of the term of the option or stock appreciation right. For the remaining participants, under such circumstances, only 50% of such participant's equity awards shall accelerate and vest (with any performance-based awards being deemed met at target).

Termination of Employment or Service. The 2023 Plan provides that upon a participant's death any and all restricted stock and restricted stock units held by such participant will automatically vest and any and all stock options and stock appreciation held by such participant will automatically become fully exercisable and will remain exercisable until the earlier of (i) the first anniversary of the date of such death and (ii) the expiration of the term of such award.

Adjustments for Stock Dividends, Stock Splits, Etc. The 2023 Plan requires the Compensation Committees to make appropriate adjustments to the number of shares of common stock that are subject to the 2023 Plan, to certain limits in the 2023 Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

Tax Withholding. Participants in the 2023 Plan are responsible for the payment of any federal, state or local taxes that Tripadvisor is required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. Subject to approval by the Compensation Committees, participants may elect to have the minimum tax withholding obligations satisfied by authorizing Tripadvisor to withhold shares of common stock to be issued pursuant to the exercise or vesting or by an arrangement whereby a certain number of shares of stock issued pursuant to an award are immediately sold and proceeds from such sale are remitted to Tripadvisor in an amount that would satisfy the withholding amount due. The Compensation Committees may also require awards to be subject to mandatory share withholding up to the required withholding amount.

Amendments and Termination. The Board may at any time amend, alter or discontinue the 2023 Plan and the Compensation Committees may unilaterally amend the terms of any award, prospectively or retroactively. However, no such action may materially impair rights of a participant with respect to a previously granted award without the participant's consent, except for such an amendment made to comply with applicable law (including without limitation Section 409A of the Code), stock exchange rules or accounting rules. In addition, no such amendment shall be made without stockholder approval to the extent such approval is required by applicable law or the listing standards of Nasdaq.

Clawback Policy. All awards, amounts, or benefits received or outstanding under the 2023 Plan will be subject to clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action in accordance with any Company clawback or similar policy or any applicable law related to such actions.

New Plan Benefits

No awards have been made under the 2023 Plan which is subject to stockholder approval of this proposal. Because the grant of awards under the 2023 Plan is within the discretion of the Compensation Committees, the Company cannot determine the dollar value or number of shares of common stock that will in the future be received by or allocated to any participant pursuant to the 2023 Plan.

Tax Aspects Under the Code

The following is a summary of the principal federal income tax consequences of certain transactions under the 2023 Plan. It does not describe all federal tax consequences under the 2023 Plan, nor does it describe state or local tax consequences.

Incentive Stock Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option, except for purposes of potential alternative minimum tax. If shares of common stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (i) upon sale of such shares, any amount realized in excess of the option price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) the Company will not be entitled to any deduction for federal income tax purposes. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock at exercise (or, if less, the amount realized on a sale of such shares of common stock) over the option price thereof, and (ii) we will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive option is paid by tendering shares of common stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Stock Options. No income is realized by the optionee at the time the non-qualified stock option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the non-qualified stock option exercise price and the fair market value of the shares of common stock on the date of exercise, and we receive a tax deduction for the same amount; and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Other Awards. The Company generally will be entitled to a tax deduction in connection with an award under the 2023 Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for a further deferral. Participants will not have taxable income at the time of grant of a restricted stock unit, but rather, will generally recognize ordinary compensation income at the time the participant receives cash or a share of common stock in settlement of the restricted stock unit, as applicable, in an amount equal to the cash or the fair market value of the common stock received. The current federal income tax consequences of other awards authorized under the 2023 Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); and dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment.

Parachute Payments. The vesting of any portion of an option or other award that is accelerated due to the occurrence of a change in control may cause a portion of the payments with respect to such accelerated awards to be treated as "parachute payments" as defined in the Code. Any such parachute payments may be non-deductible to the Company, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Limitation on Deductions. Under Section 162(m) of the Code, the Company's deduction for awards under the 2023 Plan may be limited to the extent that any "covered employee" (as defined in Section 162(m) of the Code) receives compensation in excess of $1 million a year.

Required Vote

We ask our stockholders to approve the Tripadvisor, Inc. 2023 Stock and Annual Incentive Plan. This proposal requires the affirmative vote of a majority of the voting power of the shares of Tripadvisor capital stock, present in person or represented by proxy, and entitled to vote thereon, voting together as a single class.

With respect to approval of the 2023 Plan, you may vote "FOR", "AGAINST" or "ABSTAIN". Abstentions will only be counted toward the tabulations of voting power present and entitled to vote on the 2023 Plan proposal and will have the same effect as votes against the proposal. Brokers do not have discretion to vote on the proposal to approve the 2023 Plan and broker non-votes will have no effect on the proposal.

> **THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL OF THE TRIPADVISOR, INC. 2023 STOCK AND ANNUAL INCENTIVE PLAN.**

EXECUTIVE OFFICERS

Set forth below is certain background information, as of April 24, 2023, regarding Tripadvisor's executive officers. There are no family relationships among directors or executive officers of Tripadvisor.

Name	Age	Position
Matt Goldberg	52	Director, President and Chief Executive Officer
Mike Noonan	54	Chief Financial Officer;
Seth J. Kalvert	53	Chief Legal Officer and Secretary

Refer to "Proposal 1: Election of Directors" above for information about our President and Chief Executive Officer Matt Goldberg.

Mike Noonan has served as Chief Financial Officer of Tripadvisor since October 31, 2022. Prior to Tripadvisor, from October 2020 to October 2022, Mr. Noonan was the Chief Financial Officer of Noom, Inc., a consumer-focused digital health company. Prior to Noom, from January 2016 to October 2020, Mr. Noonan served as Senior Vice President of Finance for Booking Holdings, Inc., where he led numerous corporate finance activities such as financial planning and capital budgeting, as well as investor relations. Mr. Noonan's experience also includes several capital markets roles at RBC Capital Markets, NYSE Euronex, J.P. Morgan, and Bear Stearns & Co. Mr. Noonan holds an MBA from Duke University and a B.A. from Davidson College.

Seth J. Kalvert has served as Chief Legal Officer and Secretary of Tripadvisor since August 2011. Prior to joining Tripadvisor, from March 2005 to August 2011, Mr. Kalvert held positions at Expedia, most recently as Vice President and Associate General Counsel. Prior to that, Mr. Kalvert worked at IAC/InterActiveCorp. Mr. Kalvert began his career as an associate at Debevoise & Plimpton, LLP, a New York law firm. Mr. Kalvert serves on the board of directors of Citizen Schools, a national nonprofit that helps all students to thrive in school and beyond through hands-on learning and career mentors, and also serves as Secretary and a director of The Tripadvisor Foundation, a private charitable foundation. Mr. Kalvert holds a J.D. from Columbia Law School and an A.B. from Brown University.

COMPENSATION DISCUSSION AND ANALYSIS

2022 Business Highlights

The Board has a Compensation Committee and a Section 16 Committee that together have primary responsibility for establishing the compensation of our named executive officers. We have a pay for performance philosophy that guides all aspects of our compensation decisions. For example:

- annual incentive compensation is structured so that payouts are tied to the achievement of financial and strategic targets;
- the interests of our NEOs are aligned with those of our stockholders through the granting of a substantial portion of compensation in equity awards with multi-year vesting requirements and key performance metrics; and
- by combining a three- to four-year vesting period for equity awards with policies prohibiting hedging or pledging of such securities, a substantial portion of our executive's compensation package is tied to changes in our stock price, and therefore, is variable for a significant period of time.

In 2022, we saw robust activity in the travel industry, especially in light of macro uncertainty throughout much of the year. Our teams executed well, exceeding expectations we set out at the start of the year. More specifically, the Company was able to achieve the following:

- The Company's total revenue reached 96% of the 2019 levels in 2022 led by strong recovery in the experiences marketplace, with 2022 Viator revenue at approximately 171% of 2019 levels, and TheFork, the European online marketplace connecting diners and restaurants, at approximately 99% of 2019 levels; while Tripadvisor Core improved significantly year-over-year to approximately 79% of 2019 levels;
- Consolidated revenue in Fiscal 2022 reached nearly $1.5 billion, as compared to $902 million in Fiscal 2021;
- Net Income was $20 million, as compared to a net loss of $148 million in Fiscal 2021;
- Adjusted EBITDA* for Fiscal 2022 was $295 million, as compared to Adjusted EBITDA of $100 million in Fiscal 2021; and
- We exited the year with strong liquidity - approximately $1.0 billion in cash and cash equivalents as of December 31, 2022.

  *Adjusted EBITDA is a non-GAAP financial measure. Refer to our 2022 Annual Report for a reconciliation of Adjusted EBITDA to Net Income, the most directly comparable financial measure calculated and presented in accordance with U.S. Generally Accepted Accounting Principles.

Executive Summary

During Fiscal 2022, the following transitions occurred with respect to our named executive officers:

- Mr. Goldberg was appointed CEO and President effective July 1, 2022. Effective the same date, Mr. Kaufer stepped down from his role as CEO and President but remained as a consultant to facilitate an orderly transition to Mr. Goldberg.
- Mr. Noonan was appointed as Senior Vice President and CFO effective October 31, 2022. Effective the same date, Mr. Teunissen stepped down as CFO but remained as Senior Vice President and Chief Executive of Viator, TheFork and Cruise Critic through January 1, 2023.
- Effective January 9, 2022, Lindsay Nelson resigned as Chief Brand and Marketing Officer and, on February 28, 2022, separated employment with us.

- On November 28, 2022, the Company announced that Kanika Soni would leave her position as Chief Commercial Officer effective January 15, 2023, although would continue to serve as an Advisor to the CEO through April 1, 2023.

The named executive officers referred to herein encompasses: (i) each individual who served as our principal executive officer at any time during the fiscal year ended December 31, 2022 ("Fiscal 2022"); (ii) each individual who served as our principal financial officer at any time during Fiscal 2022; (iii) the next three most highly-compensated executive officers (other than any individual who served as our principal executive officer or principal financial officer) who were serving in such capacity as of the last day of Fiscal 2022; and (iv) as applicable, up to two additional individuals for whom disclosure would have been provided pursuant to the foregoing clause (iii) but for the fact that the individual was not serving as an executive officer at the end of 2022.

Compensation Program Objectives

Our compensation program is designed to achieve the following objectives:

- Attract, motivate and retain highly skilled employees with the business experience and acumen that management and the Compensation Committees believe are necessary for the achievement of our long-term business objectives;

- Reward specific short-term and long-term financial and strategic objectives;

- Align our executives' financial interests with the long-term financial interests of our stockholders;

- Ensure that the compensation opportunity provided to these employees remains competitive with the compensation paid to similarly situated employees at comparable companies; and

- Ensure our program design does not encourage our executive officers to take unreasonable risks relating to our business.

To that end, management and the Compensation Committees believe the executive compensation packages provided by Tripadvisor to our named executive officers should include both cash and equity-based compensation.

The table below sets forth information regarding the primary elements of our executive compensation program in 2022, although the Compensation Committees retain discretion to adjust, as appropriate, in light of exigent circumstances:

Compensation Element	Compensation Objective	Performance Metrics	Characteristics	Time Horizon
Base Salary	• Attract and retain qualified executives	• None	• Market-competitive, fixed level of compensation	• Annual
Annual Bonus	• Attract and retain qualified executives • Motivate performance to achieve specific short-term financial and strategic objectives	• Relative Revenue (as defined below) • Revenue • Adjuested EBITDA	• At target, annual incentive provides market-competitive total cash opportunity • At-risk compensation	• Annual
Equity Awards - Time-Based RSUs	• Align NEOs' and stockholders' interests • Attract and retain qualified executives	• N/A	• Generally vest over three to four years enhance retention • At-risk compensation	• Three to Four years
Equity Awards - Performance-Based RSUs	• Motivate performance to achieve specific and financial and strategic objectives	• Share price	• At-risk compensation	• Three years

Roles and Responsibilities

Role of the Compensation and Section 16 Committees

The Compensation Committee is appointed by the Board and consists entirely of directors who are "outside directors" for purposes of Section 162(m) of the Code. The Compensation Committee currently consists of Messrs. Maffei and Hoag and Ms. Morgan, with Ms. Morgan acting as Chairperson of the Compensation Committee. The Compensation Committee is responsible for (i) designing and overseeing our compensation with respect to our executive officers, including salary matters, bonus plans and stock compensation plans; and (ii) approving all grants of equity awards, but excluding matters governed by Rule 16b-3 under the Exchange Act (for which the Section 16 Committee has responsibility as described below). Notwithstanding the foregoing, the Compensation Committee has delegated to the Chief Executive Officer of the Company authority to grant certain types of equity awards, subject to certain limitations, to employees other than executive officers.

The Section 16 Committee is also appointed by the Board and consists entirely of directors who are "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act. The Section 16 Committee currently consists of Mr. Hoag and Ms. Morgan. The Section 16 Committee is responsible for administering and overseeing matters governed by Rule 16b-3 under the Exchange Act, including approving grants of equity awards to our named executive officers. Ms. Morgan is also the Chairman of the Section 16 Committee.

Role of Executive Officers

Management participates in reviewing and refining our executive compensation program. Our President and Chief Executive Officer, annually reviews the performance of Tripadvisor and each named executive officer other than himself with the Compensation Committees and makes recommendations with respect to the appropriate base salary, annual bonus and grants of equity awards for each named executive officer, other than in connection with compensation for himself. Based in part on these recommendations and the other factors discussed below, the Compensation Committees review and approve the annual compensation package of each named executive officer.

Role of Compensation Consultant

Pursuant to the Compensation Committee and Section 16 Committee Charter, the Compensation Committees may retain compensation consultants for the purpose of assisting the Compensation Committees in their evaluation of the compensation for our named executive officers. In July 2021, the Compensation Committees retained FW Cook, a premier provider of independent executive and non-employee director compensation consulting services to compensation committees and senior management. FW Cook has provided objective, independent and expert advice to the Compensation Committees and senior management on matters related to executive pay and performance. More specifically, FW Cook provided the following services to the Compensation Committees:

- Assist in developing and annually evaluating a peer group of publicly-traded companies to help assess executive compensation, equity usage relative to peer companies and "new hire" compensation;

- Compile and analyze competitive compensation market data and review all elements of Tripadvisor's executive compensation to assist the Company in developing a competitive compensation framework for our named executive officers;

- Review the value of equity compensation granted to our executives and advise on matters related to our long-term incentive compensation structure generally as well as any potential engagement or retention grants;

- Provide advice on matters related to director compensation; and

- Provide updates on executive compensation trends and regulatory developments.

While the Compensation Committees meet regularly with the compensation consultant, the Compensation Committees consider input from the compensation consultant as one factor in making decisions with respect to compensation matters, along with information and analysis they receive from management and their own judgment and experience.

Based on consideration of the factors set forth in the rules of the SEC and Nasdaq, the Compensation Committees have determined that their relationships with FW Cook and the work performed by FW Cook on behalf of the Compensation Committees have not raised any conflict of interest. In addition, in compliance with the Compensation Committee and Section 16 Committee Charter, the Compensation Committees approved the fees paid to FW Cook for work performed in 2022. FW Cook did not provide additional services to the Company or its affiliates in an amount in excess of $120,000 during the last completed fiscal year.

Role of Stockholders

Tripadvisor provides its stockholders with the opportunity to cast an advisory vote to approve the compensation of our named executive officers every three years. In evaluating our 2022 executive compensation program, the Compensation Committees considered the result of the stockholder advisory vote on our executive compensation (the "say-on-pay vote") held at our Annual Meeting of Stockholders on June 8, 2021, which was approved by approximately 97% of the votes cast.

Both in 2018 and 2021, our stockholders expressed strong support for our executive compensation program in the last say-on-pay vote, which included modifications by the Compensation Committee to our executive compensation program specifically to address concerns raised by our stockholders, the recommendations of major proxy advisory firms, the practices of companies in our peer group and the views of our compensation consultant. Specifically, adopted features and policies that we believe ensure promotion of stockholders' interests and strong corporate governance, include, but are not limited to, the following:

- Greater portions of compensation that are incentive based, or "variable," as described in more detail in this section;

- Increased focus on structuring annual bonus and equity awards so that payouts are tied to the achievement of financial targets and strategic objectives;

- Equity awards are subject to a "clawback" policy;

- Robust executive stock ownership guidelines;

- Amendment of our stock plan to prohibit acceleration of equity awards upon a "single trigger" and to provide for "double trigger" arrangements in our change in control provisions and severance arrangements;

- A policy that prohibits hedging, or hedging against losses, of Tripadvisor securities; and

- Provisions in our equity plans that prohibit repricing of stock options without stockholder approval.

We will continue to evaluate ways to ensure that our executive compensation programs compensate our NEOs for performance that furthers our business strategy and initiatives, competitive performance, sound corporate governance principles and stockholder value and return. We will continue to seek to align our NEOs' incentive compensation opportunities to the achievement of short-term and long-term performance objectives that are directly aligned with the interest of our stockholders.

The Compensation Committees will continue to consider the outcome of the say-on-pay vote when making future compensation decisions for our named executive officers.

We have historically held a say-on-pay vote every three years and our next say-on-pay vote will occur at our 2024 Annual Meeting. At our 2018 Annual Meeting, stockholders considered and voted upon the frequency of future say-on-pay votes and voted in favor of a say-on-pay vote every three years. Although such vote is advisory and non-binding on Tripadvisor and our Board, the Board will take into account the outcome of this vote in making a determination on the frequency of future say-on-pay votes.

Compensation Program Elements

General

The primary elements of our executive compensation program are base salary, annual cash bonus and long-term incentive compensation in the form of equity awards. The program is designed to closely align executive compensation with performance by allocating a majority of target compensation to performance-based equity awards that directly link the value of executive compensation to our stock price performance and tying annual bonuses to performance.

Our pay-for-performance philosophy is reflected in the charts below showing the key design and structure aspects of our program. All elements of annual compensation are considered to be performance-based, variable or "at-risk", with the exception of base salary.





CEO Total Compensation Mix (1)
Base Salary
10%
Variable
At Risk
90%
Annual Bonus
12%
Annual
Equity Grant
78%
Other NEO Total Compensation Mix (2)
Base Salary
15%
Variable
At Risk
85%
Annual Bonus
14%
Annual
Equity Grant
71%

(1) CEO Total Compensation consists of the (i) base salary and annual bonus paid in Fiscal 2022 to the executives who served as CEO in Fiscal 2022, as reflected in the Summary Compensation Table; and (ii) the target grant value of CEO Matt Goldberg's annual grant which is described in his employment agreement and is $6,350,000.

(2) Other NEO Total Compensation reflects the average of the base salary, annual bonus and aggregate grant date fair value of the Fiscal 2022 annual equity grant to Messrs. Teunissen and Kalvert and Ms. Soni as reflected in the Summary Compensation Table.

One of the primary objectives of our compensation philosophy is to design pay opportunities that align with our performance and result in strong long-term value creation for our stockholders. The significant weighting of long-term incentive compensation ensures that our named executive officers' primary focus is sustained long-term performance, while our short-term incentive compensation motivates consistent annual achievement.

Following recommendations from management or based on other considerations, the Compensation Committees may also adjust compensation for specific individuals at other times during the year when there are significant changes in responsibilities or under other circumstances that the Compensation Committees consider appropriate.

Base Salary

Base salary represents the fixed portion of a named executive officer's compensation and is intended to provide compensation for expected day-to-day performance. A named executive officer's base salary is initially determined upon hire or promotion based on a number of factors including, but not limited to, his or her responsibilities, prior experience, and salary levels of other executives within Tripadvisor. Providing a competitive base salary to our executives is essential to achieving our objectives of attracting and retaining talent. Base salary is typically reviewed annually, at which time management makes recommendations to the Compensation Committees based on consideration of a variety of factors including, but not limited to, the following:

- the named executive officer's total compensation relative to other executives in similarly situated positions;
- his or her individual performance relative to previously established performance goals;
- competitive compensation market data, when available;

- his or her responsibilities, prior experience and individual compensation history, including any non-standard compensation;

- general economic conditions; and

- the recommendations of the President and Chief Executive Officer (other than in connection with their own compensation).

After careful consideration of the factors discussed above with respect to each of the named executive officers, the Compensation Committees approved base salary changes for our named executive officers. The table below describes, for each NEO, the 2021 base salary, the base salary increase and the 2022 base salary.

Name	2021[1]	Annual Salary Change	2022[2]
Matt Goldberg [3]	N/A	N/A	$800,000
Mike Noonan [3]	N/A	N/A	$525,000
Seth Kalvert	$495,000	$20,000	$515,000
Stephen Kaufer	$850,000	N/A	$850,000
Ernst Teunissen	$526,000	$26,000	$552,000
Kanika Soni	$510,000	$20,000	$530,000
Lindsay Nelson [4]	$510,000	N/A	N/A

(1) Reflects base salary of the NEOs as of December 31, 2021.

(2) Reflects base salary of the NEOs as of December 31, 2022, except with respect to Mr. Kaufer. Mr. Kaufer's 2022 base salary is his base salary effective July 1, 2022, the effective date of his resignation.

(3) Mr. Goldberg joined the Company effective July 1, 2022, and Mr. Noonan joined the Company October 31, 2022.

(4) Ms. Nelson resigned from her position effective January 9, 2022.

Adjustments were made to the annual base salaries of the named executive officers, primarily in response to the scope of responsibilities and the analysis provided by our compensation consultants on competitive compensation market data for executive officers within our peer group in comparable positions.

Annual Bonus

Annual bonuses are awarded to recognize and reward each named executive officer based on achievement of the Company's annual operating plan as well as achievement of any strategic goals or business goals set for such named executive officer and such named executive officer's contributions to the Company's performance. The amount payable each year is based on (i) with respect to 50%, the extent to which certain pre-established financial performance goals are achieved during the year, and (ii) with respect to the remaining 50%, the extent to which individual performance goals established for each named executive officer are achieved during the year. The annual bonus is "variable compensation" because the Company must achieve certain performance goals for the executive officers to receive an annual incentive bonus, with the amount of bonus based on the extent to which the goals are achieved. The annual bonus is designed to motivate our executive officers to improve Company performance. The annual bonus program aligns a portion of executive compensation with key business and financial targets and, as a result, provides a valuable link between compensation and creation of stockholder value.

Unless otherwise provided by the provisions of his or her employment agreement, the target annual bonus opportunities for our named executive officers are generally established by the Compensation Committees, based on competitive market data and recommendations by the President and Chief Executive Officer (other than in connection with his own compensation). In light of the continued impact of the COVID-19 pandemic on our business and after consideration of the practices of other companies in our peer group, the Compensation Committees determined that annual incentive bonuses awarded to our named executive officers based on the achievement of pre-established performance goals would be subject primarily to the achievement of a performance goal relating to the Company's revenue growth relative to that of our travel-related direct peers, or what we refer to as "relative revenue". The

Compensation Committee set the weighting at 50% for individual performance and 50% for financial performance; the threshold for payment at 50% of the target and the maximum payout at 200% of target. The maximum payout of 200% of the target bonus requires achievement of 120% of the relative revenue growth target. The annual bonus was designed with such threshold, target and maximum payout goals in order to create more financial incentive for management to achieve a performance range of target or higher. The remaining 50% of each individual's annual bonus target would be paid out based on the extent to which the executive achieved certain individual performance goals.

In February 2023, management recommended payouts for bonuses with respect to the 2022 calendar year for each of our named executive officers after taking into account a variety of factors including, but not limited to, the following:

- Tripadvisor's revenue growth for the year relative to the revenue growth of our direct travel-related peers;

- Tripadvisor's revenue results and adjusted EBITDA for the year;

- Tripadvisor's performance against the strategic initiatives described above and the extent of the executive officers' contributions and efforts with respect to such initiatives;

- the named executive officer's individual performance; and

- the recommendations of the President and Chief Executive Officer (other than in connection with his own compensation).

The table below describes, for each named executive officer, the target bonus for 2022, the actual bonus paid and percentage of bonus paid relative to annual bonus target for each named executive officer.

Name	Target Bonus as % of Base Salary	Target Bonus	Bonus Award	Percentage of Award to Target
Matt Goldberg [1]	100%	$401,096	$480,000	120%
Mike Noonan [1]	80%	$70,192	$100,000	142%
Seth Kalvert	80%	$412,000	$475,000	115%
Stephen Kaufer [2]	100%	$850,000	$—	0%
Ernst Teunissen	80%	$441,600	$520,000	118%
Kanika Soni	90%	$477,000	$430,000	90%
Lindsay Nelson [2]	90%	$510,000	$—	0%

(1)   The Target Bonus amounts for Mr. Goldberg and Mr. Noonan have been prorated for the actual performance period.

(2)   Mr. Kaufer and Ms. Nelson did not receive an annual bonus for 2022 due to each executive resigning during the year.

Equity Awards

The Compensation Committees use equity awards to align executive compensation with our long-term performance. Equity awards link compensation to financial performance because their value depends on changes in Tripadvisor's share price and/or stockholder return. Equity awards are also an important retention tool because they vest over a multi-year period, subject to continued service by the award recipient. Equity awards are typically granted to our named executive officers upon hire or promotion and annually thereafter. Management generally recommends annual equity awards in the first quarter of each year when the Compensation Committees meet to make determinations regarding annual bonuses for the last completed fiscal year and to set target compensation levels for the current fiscal year. The practice of the Compensation Committees is to generally grant equity awards to our named executive officers only in open trading windows.

Under the Company's stock plans, the Compensation Committees may grant a variety of long-term incentive vehicles. The following is a general description of the vehicles we used in 2022:

Service-Based Restricted Stock Units, or RSUs. RSUs are a promise to issue shares of our common stock in the future provided that the named executive officer remains employed with us through the award's vesting period. RSUs provide the opportunity for capital accumulation and long-term incentive value and are intended to assist in satisfying our retention objectives. As a result, RSUs typically vest over a three to four-year requisite service period.

Market-Based Restricted Stock Units, or MSUs. MSUs are also a promise to issue shares of common stock in the future provided that the NEO remains employed with us through the awards vesting period; however, the number of shares to be issued depends on the extent to which either (i) the share price of the Company's common stock increases above certain levels, or (ii) the Company's total shareholder return exceeds that of a peer group. Messrs. Goldberg and Noonan both received MSUs, such MSUs to vest over three years but only to the extent that the Reference Price (as defined below) exceed certain levels, beginning at $35.00 per share. Reference Price means a volume weighted average price of a share as reported on Bloomberg (or equivalent wire service) over a thirty (30) trading day period between the first anniversary of the Effective Date and the Vesting Date, such Reference Prices to be binary with no interpolation.

Performance-Based Restricted Stock Units, or PSUs. PSUs are also a promise to issue shares of common stock in the future provided that the NEO remains employed with us through the awards vesting period. The number of shares to be issued depends on the extent to which financial performance metrics established by the Compensation Committees are met, relative to the targets established by the Compensation Committees.

Stock Options. Stock options have an exercise price equal to the market price of Tripadvisor common stock on the date of grant, and, therefore, provide value to our named executive officers only if our stock price increases. We believe stock options incentivize our named executive officers to sustain increases in stockholder value over extended periods of time. Stock options are also intended to serve as a retention tool so also typically vest over a four-year requisite service period.

The Compensation Committees review various factors considered by management when they establish Tripadvisor's equity award grant pool including, but not limited to, the following:

- Tripadvisor's business and financial performance, including year-over-year performance;
- dilution rates, taking into account projected headcount growth and employee turnover;
- equity compensation utilization by peer companies;
- general economic conditions; and
- competitive compensation market data regarding award values.

For specific awards to our NEOs, management makes recommendations to the Section 16 Committee based on a variety of factors including, but not limited to, the following:

- Tripadvisor's business and financial performance, including year-over-year performance;
- individual performance and future potential of the executive;
- the overall size of the equity award pool;
- award value relative to other Tripadvisor employees;
- the value of previous awards and amount of outstanding unvested equity awards;
- competitive compensation market data, to the degree that the available data is comparable; and
- the recommendations of the President and Chief Executive Officer (other than in connection with his own compensation).

After review and consideration of the recommendations of management and the President and Chief Executive Officer (other than with respect to awards for himself), the Section 16 Committee decides whether to grant equity awards to our NEOs. After consideration of the factors discussed above, in February 2022 the Section 16 Committee granted the equity awards described below to our NEOs other than Mr. Kaufer in connection with our annual equity awards program.

Name	Grant Date Fair Value	Number of RSUs
Seth Kalvert	$2,499,976	92,182
Ernst Teunissen	$2,999,987	110,619
Kanika Soni	$1,999,992	73,746

The RSUs vest over three years, with 33.33% of such awards vesting on February 15, 2023 and 8.33% of the remaining award vesting in equal quarterly installments commencing thereafter and for the remaining two years.

Also, in 2022, in connection with the appointments of Messrs. Goldberg and Noonan as CEO and CFO, respectively, the Compensation Committees granted the equity awards described in the table below. Note, however, that these grants were new hire equity grant awards, which are not anticipated to occur in furture periods. Specifically, pursuant to Mr. Goldberg's employment agreement, it is not anticipated that Mr. Goldeberg will receive another equity grant until 2024.

Name	Grant Date Fair Value	Number of Stock Options	Number of RSUs	Number of MSUs
Matt Goldberg	$13,025,860	515,808	257,850	378,064
Mike Noonan	$2,749,947	76,986	38,808	61,935

The stock options were granted with an exercise price equal to the closing market price of our common stock on the date of grant. Mr. Goldberg's stock options and RSUs vest over four years, with 25% of such awards vesting on July 1, 2023 and 6.25% of the remaining award vesting in equal quarterly installments thereafter. Mr. Goldberg's MSUs vest following completion of the performance period commencing July 1, 2022 through July 1, 2025, upon certification by the Compensation Committee and based on the achievement of the applicable performance goals. The MSUs will vest on the third anniversary of his start date (the "Vesting Date"), based on the achievement of the following stock price hurdles: 25% vesting if the Reference Price (as defined below) is equal to or greater than $35.00 but less than $45.00, 50% of the MSUs vesting if the Reference Price is equal to or greater than $45.00 but less than $55.00; and 100% of the MSUs vesting if the reference price is equal to or greater than $55.00, subject to Mr. Goldberg remaining employed with the Company through the Vesting Date (except for certain termination events, as summarized below. Reference Price means a volume weighted average price of a share as reported on Bloomberg (or equivalent wire service) over a thirty trading day period between the first anniversary of the state date the Vesting Date, with such Reference Prices to be binary with no interpolation. Mr. Noonan's MSUs vest on the same terms as those generally described above with respect to Mr. Goldberg's MSUs. Mr. Noonan's stock options and RSUs vest over four years, with 25% of such awards vesting on October 31, 2023 and 6.25% of the remaining award vesting in equal quarterly installments commencing thereafter.

Employee Benefits

In addition to the primary elements of compensation described above, our named executive officers also participate in employee benefits programs available to our employees generally, including the Tripadvisor Retirement Savings Plan, a tax-qualified 401(k) plan. Under this plan, Tripadvisor matches 50% of each dollar contributed by a participant, up to the first 6% of eligible compensation, subject to tax limits.

In addition, we provide other benefits to our named executive officers generally on the same basis as all of our domestic employees. These benefits include group health (medical, dental, and vision) insurance, group disability insurance, and group life insurance. Tripadvisor also sponsors a Global Lifestyle Benefit program generally available to all employees, including our named executive officers, which provides for taxable reimbursement of up to $1,750 per year, depending on years of service, for qualifying services and products.

In situations where a named executive officer is required to relocate, Tripadvisor provides relocation benefits, including reimbursement of moving expenses, temporary housing and other relocation expenses as well as a tax gross-up payment on the relocation benefits. Mr. Goldberg received certain relocation support in 2022 in connection with his relocation from New Jersey to our corporate headquarters in Needham, Massachusetts. This company benefit is described further in the Summary Compensation Table.

Compensation-Related Policies

Executive Compensation Recovery, or "Clawback," Provisions

Tripadvisor has an executive compensation recovery, or clawback, provision in our form of award agreements providing for recoupment of equity compensation. Each of Tripadvisor's equity award documents provides that, awards may be made subject to any compensation recoupment policy adopted by the Board or the Compensation Committees at any time, and as such policy may be amended from time to time after its adoption. The compensation recoupment policy will be applied to any award that constitutes the deferral of compensation subject to Section 409A of the Code in a manner that complies with the requirements of Section 409A of the Code.

We intend to adopt a general clawback policy covering our annual and long-term incentive award plans and arrangements or amend our existing documents to align with the SEC's final rules and Nasdaq listing standards.

Insider Trading and Hedging Policy

Tripadvisor has adopted an Insider Trading Policy covering our directors, officers, employees and consultants that is designed to ensure compliance with relevant SEC regulations, including insider trading rules. Tripadvisor's Insider Trading Policy also prohibits directors, officers, employees and consultants from engaging in various types of transactions in which they may profit from short-term speculative swings in the value of Tripadvisor securities. These transactions include "short sales" (or selling borrowed securities which the sellers hopes can be purchased at a lower price in the future), "put" and "call" options (or publicly available rights to sell or buy securities within a certain period of time at a specified price or the like) and hedging transactions, such as zero-cost collars and forward sale contracts. The policy also prohibits the pledge or use of Company securities as collateral in a margin account or collateral for a loan.

Stock Ownership Guidelines

In October 2015, the Board adopted guidelines which require that our named executive officers and members of our Board own shares of our common stock to further align their interests with those of our stockholders. These guidelines were reviewed in January 2019, after which revised guidelines were approved. These guidelines require that our named executive officers and directors must directly hold securities having market or intrinsic value which is equal to or greater than a specified multiple of his or her base salary or cash retainer, as set forth below:

- For our President and Chief Executive Officer, six times his annual base salary;

- For all other named executive officers, three times his or her annual base salary; and

- For each non-employee director, three times his or her annual cash retainer.

For purpose of these calculations, historically 100% of shares of common stock and 50% of vested "in-the-money" stock options are counted; however, in April 2022, the Board amended the stock ownership guidelines to provide that only 100% of the value of shares of common stock held could be counted and that no value would be attributed to vested "in-the-money" stock options. Individuals subject to these guidelines are required to achieve the relevant ownership threshold on or before the later of January 30, 2024, or five years after commencing service as a named executive officer or director.

These stock ownership guidelines were established after consideration of the Compensation Committee's review of market practices of other companies in the Company's peer group with respect to stock ownership guidelines and in an effort to enhance risk mitigation and to more closely align the interests of the Company's executive officers and Board members with those of the Company's stockholders.

Code of Business Conduct and Ethics

In February 2021, our Board adopted an amended and restated Code of Business Conduct and Ethics applicable to all of our directors, officers, employees, consultants and independent contractors. A copy of the Code of Business Conduct and Ethics is posted on our website at http://ir.Tripadvisor.com/corporate-governance.

Role of Competitive Compensation Market Data

Management considers multiple data sources when reviewing compensation information to ensure that the data reflects compensation practices of relevant companies in terms of size, industry and business complexity. Among other factors, management considers the following information in connection with its recommendations to the Compensation Committees regarding compensation for our named executive officers:

- Data from compensation surveys that include companies of a similar size and industry; and

- Data regarding compensation for certain executive officer positions from recent proxy statements and other SEC filings of peer companies.

The Compensation Committees annually retain our compensation consultant to regularly review the compensation peer group and to recommend possible changes. Our business model is specialized in that we use our innovative technology systems and software to attract users and then facilitate transactions between our business partners and those users. Accordingly, our compensation consultant identified comparable companies focusing on publicly traded companies in the business to consumer and software industries as well as revenue and market capitalization.

The compensation consultant reviewed the peer group in the fall of 2021; at that time, Tripadvisor was still heavily impacted by the COVID-19 pandemic and revenue and profitability measures were understating the Company's ongoing size, complexity and other characteristics. On October 21, 2021, based on input from FW Cook, the Compensation Committees approved the peer group for purposes of reviewing our 2022 executive compensation program. At the time the peer group was approved, the Company was positioned near median in terms of market capitalization, while revenue and profitability were below median. That positioning was heavily impacted by the pandemic and median positioning was reinstituted in 2022 with the designation of a newly-approved peer group.

Company Name
Akamai Technologies
Angi
Booking Holdings
Box
CarGurus
Cimpress plc
Etsy
Expedia Group
Groupon
HubSpot
IAC Inc. (fka IAC/InterActiveCorp)
Redfin
Sabre
Stitch Fix
Yelp
Zillow Group
Zynga
Tripadvisor, Inc.

When available, management and the Compensation Committees consider competitive market compensation paid by peer group companies but do not attempt to maintain a certain target percentile within the compensation peer group or otherwise rely solely on such data when making recommendations to the Compensation Committees regarding compensation for our named executive officers. Management and the Compensation Committees strive to incorporate flexibility into our executive compensation program and the assessment process to respond to and adjust for the evolving business environment and the value delivered by our named executive officers.

Post-Employment Compensation

The Company has entered into employment arrangements with each of our named executive officers. Pursuant to these agreements, each of our named executive officers is eligible to receive certain severance payments and benefits in the event of a qualifying termination of employment. The material terms of these employment agreements are described below under the heading "Potential Payments Upon Termination or Change in Control" below. For further information regarding the severance payments and benefits received in connection with a named executive officer's resignation, please see "Potential Payments Upon Termination or Change in Control."

We believe that a strong, experienced management team is essential and in the best interests of the Company and our stockholders. In addition, we recognize that the possibility of a change in control could arise and that such an event could result in the departure of our senior leaders to the detriment of the Company and our stockholders. As a result, in 2017 we adopted a severance plan applicable to certain senior leaders (the "Severance Plan"). The Severance Plan formalizes and standardizes our severance practices for certain of our senior leaders. Adoption of the Severance Plan was approved by the Compensation Committees. The Severance Plan applies to all named executive officers as well as certain other senior leaders. While the benefits are generally consistent with the severance benefits provided for in individual employment agreements, there are some differences. Under the terms of the Severance Plan, in the event of any conflict or inconsistency between the terms of any employment agreement and the Severance Plan, the terms more beneficial to the executive shall prevail. For a description and quantification of change in control payments and benefits for our named executive officers, please see the section below entitled "Potential Payments Upon Termination or Change in Control."

The 2023 Plan provides only for "double trigger" acceleration (i.e., acceleration upon termination by the Company other than for Cause or disability or resignation for Good Reason, in each case within three months prior to and 12 months following a change in control). The 2023 Plan also provides for acceleration of all equity awards upon the death of a participant. Please see "Estimated Potential Incremental Payments" below for further information regarding the treatment of equity awards held by our Named Executive Officers upon certain circumstances.

Tax Considerations

Section 162(m) of the Code generally precludes a tax deduction by any publicly-held company for compensation paid to the top executive officers, where the compensation deduction for any affected officer exceeds $1 million. Prior to 2018, there were many exemptions from this deduction-disallowance provision, which were nearly all eliminated by The Tax Cuts and Jobs Act of 2017 (the "2017 Tax Act"). After 2017, the class of covered officers was expanded to cover the CFO, and a rule was added to keep any top officer in the compensation-disallowance group, even after the officer retired. In addition, the 2017 Tax Act extended the disallowance rules to stock options, bonuses, and other "performance-based compensation." After 2026, the class of affected executives will be increased by 5 more highly compensated employees, even if they are not company officers. Thus, more people, and more types of compensation, are potentially subject to disallowance after 2017. However, a special transition rule ensures that compensation paid under a binding contract in effect on or before November 2, 2017 that is not thereafter materially modified, continues to be eligible for the potential exemptions from these section 162(m) disallowance rules. We have identified the compensation for our executives that is grandfathered under the transition rule, so as to protect against material modifications where possible. However, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m), because such a policy would substantially limit our ability to attract and retain executives. Going forward, we intend to continue to design our executive compensation arrangements to be consistent with our best interests and those of our stockholders, even though tax deductions may be lost as a result of Congress's elimination of the expansion of the covered employee group and the elimination of the exception for performance-based compensation.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Messrs. Maffei and Hoag and Ms. Morgan and the Section 16 Committee consists of Mr. Hoag and Ms. Morgan. None of Messrs. Maffei and Hoag or Ms. Morgan was an officer or employee of Tripadvisor, formerly an officer of Tripadvisor, or an executive officer of an entity for which an executive officer of Tripadvisor served as a member of the compensation committee or as a director during the one-year period ended December 31, 2022.

During the 2022 fiscal year, none of our executive officers served as: (i) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Compensation Committee; (ii) a director of another entity, one of whose executive officers served on our Compensation Committee; or (iii) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Board.

Compensation Committees Report

This report is provided by the Compensation Committee and the Section 16 Committee, or the Compensation Committees, of the Board. The Compensation Committees have reviewed the Compensation Discussion and Analysis and discussed that analysis with management. Based on this review and discussions with management, the Compensation Committees recommended to the Board that the Compensation Discussion and Analysis be included in Tripadvisor's 2023 Proxy Statement.

No portion of this Compensation Committees Report shall be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that Tripadvisor specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed to be "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Members of the Compensation Committee:	*Betsy L. Morgan (Chairperson)*
	Jay C. Hoag
	Gregory B. Maffei
Members of the Section 16 Committee:	*Betsy L. Morgan (Chairperson)*
	Jay C. Hoag

CEO PAY RATIO

Overview

The SEC adopted rules requiring annual disclosure of the ratio of the annual total compensation of a company’s principal executive officer to such company’s median employee’s total annual compensation, excluding the principal executive officer for purposes of this calculation. The purpose of this disclosure is to provide a measure of the equitability of pay within the organization.

The 2022 annual total compensation of our median employee, excluding Mr. Goldberg, our President and CEO, was estimated to be $117,727. The 2022 annualized total compensation of our President and CEO was $15,389,053.

The ratio of the annual total compensation of our President and CEO to that of our median employee was approximately 131 to 1. We believe this pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules. Please note the following information to provide important context related to our employee population and to describe the methodology and the material assumptions, adjustments, and estimates that we used to calculate this ratio.

- A substantial portion of our President and CEO's 2022 annual total compensation for 2022 was related to new hire equity grant awards, which had a grant date fair value of $13,025,000. This new hire grant was a one-time grant, which is not anticipated to occur in future periods. Instead, pursuant to the terms of Mr. Goldberg's employment agreement, it is not anticipated that Mr. Goldberg will receive another equity grant until 2024. If the 2022 annualized total compensation of our President and CEO only included the grant date fair market value of the 2022 new hire grant amortized over 18 months (the period between when the grant was issued and the date in 2024 when our CEO and President is expected to received his next equity grant) instead of the $13,025,000 value of a one-time new hire award, the rate of our CEO's 2022 annual total compensation relative to that of our median employee for 2022 would have been 77 to 1.
- Tripadvisor is a global company, with complex operations worldwide and many of our employees are located outside of the United States. Approximately 55%, 35%, and 10% of the Company’s current employees are based in Europe, the U.S., and the rest of world, respectively. We selected December 31, 2022 as the date upon which we would identify the “median employee,” because it enabled us to make such identification in a reasonably efficient and economical manner.
- We included all full-time, part-time, and temporary employees globally, excluding our President and CEO. We annualized compensation of 980 full-time and part-time employees who were hired in 2022 but did not work for us for the entire fiscal year. Earnings of our employees outside the U.S. were converted to U.S. dollars using the currency exchange rates used for organizational planning purposes, which consider historic and forecasted rates as well as other factors. We did not make any cost of living adjustments.
- Our compensation measure, which is consistently applied and used to identify our median employee, was annualized base salary, short-term bonus at target and annual long-term equity incentive at target.
- We identified employees within $220 of the median 2022 annual total compensation and excluded those employees who had anomalous compensation characteristics, based on judgment.

Because the SEC rules for identifying the median employee and calculating the pay ratio based on that employee’s annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to our pay ratio, as other companies have offices in different countries, employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") and Item 402(v) of Regulation S-K, the table below sets forth information about the relationship between compensation actually paid ("CAP") to the our principal executive officer ("PEO") and non-PEO NEOs and certain financial performance measures of the Company and how the Company aligns executive compensation with the Company's performance. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with Company performance, refer to the "Compensation Discussion and Analysis" section of this proxy statement.

							Value of Initial Fixed $100 Investment Based On:			
Year (1) (a)	Summary Compensation Table Total for Mr. Goldberg PEO ($) (2) (b)	Compensation Actually Paid to Mr. Goldberg PEO ($) (3) (c)	Summary Compensation Table Total for Mr. Kaufer PEO ($) (2) (b)	Compensation Actually Paid to Mr. Kaufer PEO ($) (3) (c)	Average Summary Compensation Table Total for Non-PEO NEOs ($) (2) (d)	Average Compensation Actually Paid to Non-PEO NEOs ($) (3) (e)	Total Shareholder Return ($) (4) (f)	Peer Group Total Shareholder Return ($) (4) (g)	Net Income (Loss) ($) (in millions) (h)	Adjusted EBITDA ($) (in millions) (5) (i)
2022	14,496,745	13,353,650	497,535	(5,949,665)	3,009,827	749,754	59.18	81.50	20	295
2021	—	—	7,676,612	8,686,111	3,161,228	2,326,196	89.73	134.41	(148)	100
2020	—	—	919,464	(4,013,595)	3,800,054	3,528,452	94.73	137.32	(289)	(51)

(1) Mr. Goldberg became the PEO on July 1, 2022. Mr. Kaufer served as PEO for a portion of Fiscal 2022 and the entirety of Fiscal 2021 and 2020. Our Non-PEO NEOs for the applicable years were as follows: (i) for Fiscal 2022: Messrs. Noonan, Kalvert and Teunissen and Mss. Soni and Nelson; (ii) for Fiscal 2021: Messrs. Kalvert and Teunissen and Mss. Soni and Nelson; and (iii) for Fiscal 2020: Messrs. Kalvert and Teunissen and Mss. Soni and Nelson.

(2) Amounts reported in these columns represent: (i) the total compensation reported in the Summary Compensation Table for the applicable fiscal year in the case of our PEOs; and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable fiscal year for our Non-PEO NEOs reported for the applicable fiscal year.

(3) Amounts reported in these columns represent compensation actually paid ("CAP"); adjustments were made to the amounts reported in the Summary Compensation Table for the applicable fiscal year. A reconciliation of the adjustments for our PEOs and the average of the Non-NEO CEOs is set forth in the tables below, which describe the adjustments, each of which is prescribed by the SEC rules, to calculate the CAP amounts from the amounts described in the Summary Compensation Table.

(4) Total Shareholder Return ("TSR") is cumulative for the measurement periods ending December 31, 2022, 2021 and 2020.

(5) The Company's Peer Group represents the Research Data Group ("RDG") Internet Composite Index, which is used by the Company for purposes of compliance with Item 201(e) of Regulation S-K.

(6) Adjusted EBITDA, a non-GAAP financial measure, is the Company's selected measure. Refer to our 2022 Annual Report for a reconciliation of Adjusted EBITDA to Net Income, the most directly comparable financial measure calculated and presented in accordance with US GAAP.

	2022		2021	2020
Compensation Actually Paid to PEO	Mr. Goldberg	Mr. Kaufer	Mr. Kaufer	Mr. Kaufer
Summary Compensation Table Total	14,496,745	497,535	7,676,612	919,464
Deductions for Grant Date Fair Value of Stock Awards and Option Awards reported in Summary Compensation Table	(13,025,860)	—	(6,402,979)	—
Addition of Year-End Fair Value Awards Granted in the Applicable Fiscal Year that are Outstanding and Unvested	11,882,765	—	6,080,847	—
Additions (Deductions) for Change in Fair Value of Awards Granted in Prior Fiscal Years' That Vested in the Applicable Fiscal Year	—	(3,760,236)	4,048,455	(90,102)
Deduction of Fair Value of Prior Fiscal Years' Awards Forfeited During the Fiscal Year	—	(871,802)	(1,720,411)	(3,309,310)
Additions (Deductions) for Change in Fair Value of Prior Fiscal Years' Awards Unvested at Fiscal Year End	—	(1,815,162)	(996,413)	(1,533,647)
Compensation Actually Paid to PEO	13,353,650	(5,949,665)	8,686,111	(4,013,595)

Compensation Actually Paid to Non-PEO NEOs	2022 ($)	2021 ($)	2020 ($)
Summary Compensation Table Total	3,009,827	3,161,228	3,800,054
Deductions for Grant Date Fair Value of Stock Awards and Option Awards reported in Summary Compensation Table	(2,049,980)	(2,299,953)	(2,959,675)
Addition of Year-End Fair Value Awards Granted in the Applicable Fiscal Year that are Outstanding and Unvested	966,987	1,182,594	3,355,258
Additions (Deductions) for Change in Fair Value of Awards Granted in Prior Fiscal Years' That Vested in the Applicable Fiscal Year	103,337	749,321	(331,270)
Deduction of Fair Value of Prior Fiscal Years' Awards Forfeited During the Fiscal Year	(106,930)	(14,848)	(132,578)
Additions (Deductions) for Change in Fair Value of Prior Fiscal Years' Awards Unvested at Fiscal Year End	(1,173,486)	(452,146)	(203,337)
Compensation Actually Paid to Non-PEO NEOs	749,754	2,326,196	3,528,452

Performance Measures Used to Link Company Performance and Compensation Actually Paid

The following is a list of our most important performance measures used by us to link CAP to our NEOs to company performance for fiscal year 2022. Each metric below is used for purposes of determining payouts under either our annual incentive program or vesting of our performance-based restricted stock units. The performance measures included in this table are not ranked by relative importance.


Adjusted EBITDA

Revenue

Stock Price


Please see the section "Compensation Discussion and Analysis" for a further description of these metrics and how they are used in the Company's executive compensation program.

Relationship Between Compensation Actually Paid and Financial Performance

As described in more detail in the section "Compensation Discussion and Analysis," the Company's executive compensation programs reflect a variable pay for performance philosophy. The Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular fiscal year. In accordance with the SEC rules, the Company is providing the following descriptions of the relationships between information presented in the pay versus performance table.

The chart below reflects the relationship between the PEO and average non-PEOs CAP and our Net Income for the fiscal years ended December 31, 2020, 2021 and 2022.



The chart below reflects the relationship between our TSR and our Peer Group TSR, as well as the relationship between CAP and our TSR for the PEO and non-PEOs for the fiscal years ended December 31, 2020, 2021 and 2022. TSR amounts reported in graphs assume an initial fixed investment of $ 100.00 on January 1, 2020, and that all dividends, if any, were reinvested.



The chart below reflects the relationship between the PEO and average non-PEO NEOs and the Company's Adjusted EBTIDA for the years ended December 31, 2020, 2021 and 2022.



Summary Compensation

The named executive officers referred to herein encompasses: (i) each individual who served as our PEO at any time during Fiscal 2022; (ii) each individual who served as our principal financial officer at any time during Fiscal 2022; (iii) the next three most highly-compensated executive officers (other than any individual who served as our PEO or principal financial officer) who were serving in such capacity as of the last day of Fiscal 2022; and (iv) the two additional individuals for whom disclosure would have been provided pursuant to the foregoing clause (iii) but for the fact that the individual was not serving as an executive officer at the end of 2022. The following table sets forth certain information regarding the compensation earned by, or paid to, each of our named executive officers for services rendered in 2022, 2021 and 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Matt Goldberg [5] President and Chief Executive Officer	2022	387,692	500,000	8,263,363	4,762,497	480,000	103,193	14,496,745
	2021	—	—	—	—	—	—	—
	2020	—	—	—	—	—	—	—
Michael Noonan [6] Chief Financial Officer	2022	80,769	—	1,833,283	916,664	100,000	—	2,930,716
	2021	—	—	—	—	—	—	—
	2020	—	—	—	—	—	—	—
Seth J. Kalvert Chief Legal Officer and Secretary	2022	511,923	—	2,499,976	—	475,000	14,900	3,501,799
	2021	494,827	—	999,976	999,984	364,320	15,050	2,874,157
	2020	481,500	—	2,394,394	449,993	297,600	12,131	3,635,618
Stephen Kaufer [7] Former President and Chief Executive Officer	2022	441,346	—	—	—	—	56,189	497,535
	2021	849,808	—	3,502,979	2,900,000	410,125	13,700	7,676,612
	2020	184,039	—	—	—	721,875	13,550	919,464
Ernst Teunissen [8] Former Chief Financial Officer and Former Chief Executive— Viator, TheFork and CruiseCritic	2022	548,000	1,071,449	2,999,987	—	520,000	9,150	5,148,586
	2021	525,808	—	1,499,987	1,499,975	429,216	8,700	3,963,686
	2020	511,000	—	1,743,033	562,496	348,840	8,337	3,173,706
Kanika Soni [9] Former Chief Commercial Officer	2022	526,923	—	1,999,992	—	430,000	57,062	3,013,977
	2021	509,885	—	899,955	899,969	376,380	9,550	2,695,739
	2020	496,616	—	2,644,397	449,993	327,443	8,800	3,927,249
Lindsay Nelson [10] Former Chief Experience and Brand Officer	2022	26,815	—	—	—	—	427,240	454,055
	2021	509,885	—	1,199,971	1,199,993	192,780	8,700	3,111,329
	2020	496,616	—	3,144,402	449,993	363,083	9,550	4,463,644

(1)   The amounts for annual bonus awards paid to the NEOs pursuant to the Company's incentive plan are reflected in the "Non-Equity Incentive Plan Compensation" column. The amounts reflected for Mr. Goldberg, represent a one-time signing bonus, and for Mr. Teunissen, the amount represents a payout of a bonus award contemplated by the Amended Employment Agreement entered into with Mr. Teunissen on May 8, 2020.

(2)   The amounts reported represent the aggregate grant date fair value of awards granted in the year indicated, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. See "Grants of Plan-Based Awards" below for information regarding the individual awards and the determination of the grant date fair value of these awards.

(3)   For a description of the annual cash bonus program, please see "Annual Bonus" in Compensation, Discussion and Analysis.

(4)   Refer to the "2022 All Other Compensation" table below for information regarding the 2022 amounts reported.

(5)   Mr. Goldberg joined the Company as President and Chief Executive Officer on July 1, 2022.

(6)   Mr. Noonan joined the Company as Chief Financial Officer on October 31, 2022.

(7)   Mr. Kaufer resigned from the Company effective July 1, 2022.

(8)   Mr. Teunissen resigned from the Company effective January 1, 2023.

(9) Ms. Soni resigned from the Company effective April 1, 2023.
(10) Ms. Nelson resigned from the Company effective February 28, 2022.

2022 All Other Compensation

Name	Housing Relocation ($)	Severance Benefits [(a)] ($)	Heath and Family Benefit ($)	Other [(b)] ($)	Total ($)
Matt Goldberg	84,259	—	—	18,934	103,193
Michael Noonan	—	—	—	—	—
Seth J. Kalvert	—	—	—	14,900	14,900
Stephen Kaufer	—	42,039	—	14,150	56,189
Ernst Teunissen	—	—	—	9,150	9,150
Kanika Soni	—	34,532	13,380	9,150	57,062
Lindsay Nelson	—	419,769	—	7,471	427,240

(a) Includes payment of accrued vacation time.
(b) Represents matching charitable contributions made by the Company on behalf of the named executive officers and represents matching contributions under the Tripadvisor Retirement Savings Plan as in effect through December 31, 2022, pursuant to which Tripadvisor matches $0.50 for each dollar a participant contributes, up to the first 6% of eligible compensation, subject to certain limits.

Equity Compensation Plan Information

The following table provides information as of December 31, 2022 regarding shares of common stock that may be issued under Tripadvisor's equity compensation plans consisting of the 2018 Plan, the Viator, Inc. 2010 Stock Incentive Plan and the Deferred Compensation Plan for Non-Employee Directors.

	Equity Compensation Plan Information		
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted Average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	14,625,890[(1)]	$43.48[(2)]	11,474,300
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	14,625,890	—	11,474,300

(1) Includes (i) 5,462,315 shares of common stock issuable upon the exercise of outstanding options, of which 1,382 shares were granted pursuant to options under the Viator, Inc. 2010 Stock Incentive Plan, (ii) 8,571,663 shares of common stock issuable upon the vesting of RSUs, (iii) 591,912 shares of common stock issuable upon the vesting of MSUs (assuming target performance is achieved).

(2) Since RSUs and MSUs do not have an exercise price, such units are not included in the weighted average exercise price calculation.

Grants of Plan-Based Awards

The table below provides information regarding the plan-based awards granted in 2022 to our NEOs under our 2018 Plan.

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards($) | | | All Other Stock Awards: Number of Shares of Stock or Units | All Other Option Awards: Number of Securities Underlying Options | Exercise Price or Base Price of Option Awards ($/Share) | Grant Date Fair Value of Stock and Option Awards ($)[1] |
		Threshold	Target	Maximum				
Matt Goldberg								
Stock Options[2]	7/1/2022	—	—	—	—	515,808	18.47	4,762,497
RSUs[2]	7/1/2022	—	—	—	257,850	—	—	4,762,490
MSUs[2][3]	7/1/2022	—	—	—	378,064	—	—	3,500,873
Annual Bonus	7/1/2022	200,548	401,096	802,192	—	—	—	—
Michael Noonan								
Stock Options[2]	10/31/2022	—	—	—	—	76,986	23.62	916,664
RSUs[2]	10/31/2022	—	—	—	38,808	—	—	916,645
MSUs[2][3]	10/31/2022	—	—	—	61,935	—	—	916,638
Annual Bonus	10/31/2022	35,096	70,192	140,384	—	—	—	—
Seth J. Kalvert								
RSUs[2]	2/22/2022	—	—	—	92,182	—	—	2,499,976
Annual Bonus	2/22/2022	206,000	412,000	824,000	—	—	—	—
Ernst Teunissen								
RSUs[2]	2/22/2022	—	—	—	110,619	—	—	2,999,987
Annual Bonus	2/22/2022	220,800	441,600	883,200	—	—	—	—
Kanika Soni								
RSUs[2]	2/22/2022	—	—	—	73,746	—	—	1,999,992
Annual Bonus	2/22/2022	238,500	477,000	954,000	—	—	—	—
Lindsay Nelson [4]								

(1) The amounts reported represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 and may not correspond to the actual value that will be realized by the executive. We have disclosed the assumptions made in the valuation of the awards in "Note 14—Stock Based Awards and Other Equity Instruments" in the notes to our consolidated financial statements in our 2022 Annual Report. For MSUs granted in 2022, the value reported reflects the estimated grant-date fair value of the awards based upon a Monte-Carlo simulation model, which simulated the present value of the potential outcomes of future stock prices over the performance period.
(2) For a description of the vesting terms of these awards, please see "Outstanding Equity Awards at Fiscal Year-End" below.
(3) The number of shares of stock or units reported represents the targeted number of units to be issued. Depending on the Company's performance, executives may receive no awards or up to the target amount reflected.
(4) Ms. Nelson resigned from the Company effective February 28, 2022.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding the holdings of all equity awards held by our named executive officers as of December 31, 2022, including Mr. Kaufer who resigned as Chief Executive Officer and President effective July 1, 2022 but continues to provide consulting services to the Company in consideration for the continued vesting of his outstanding equity awards. The market value of the RSUs and MSUs are calculated based on the closing price of Tripadvisor common stock on Nasdaq on December 30, 2022, the last trading date of the year, which was $17.98 per share.

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)[13]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[13]
Matt Goldberg	7/1/2022[1]	—	515,808	18.47	7/1/2032	—	—	—	—
	7/1/2022[1]	—	—	—	—	257,850	4,636,143	—	—
	7/1/2022[2]	—	—	—	—	—	—	378,064	6,797,591
Michael Noonan	10/31/2022[3]	—	76,986	23.62	10/31/2032	—	—	—	—
	10/31/2022[3]	—	—	—	—	38,808	697,768	—	—
	10/31/2022[4]	—	—	—	—	—	—	61,935	1,113,591
Seth J. Kalvert	2/28/2013	50,473	—	42.04	2/28/2023	—	—	—	—
	2/21/2014	24,526	—	93.42	2/21/2024	—	—	—	—
	2/26/2015	22,601	—	86.36	2/26/2025	—	—	—	—
	2/22/2016	34,950	—	59.61	2/22/2026	—	—	—	—
	2/27/2017	43,776	—	39.31	2/27/2027	—	—	—	—
	2/27/2017	79,324	—	39.31	2/27/2027	—	—	—	—
	2/22/2018	26,910	—	38.15	2/22/2028	—	—	—	—
	2/27/2019[5]	15,961	5,320	50.63	2/27/2029	—	—	—	—
	2/27/2019[5]	—	—	—	—	4,925	88,552	—	—
	2/25/2020	44,378	—	25.62	2/25/2030	—	—	—	—
	2/23/2021[6]	—	23,674	46.05	2/23/2031	—	—	—	—
	2/23/2021[7]	10,866	13,972	46.05	2/23/2031	—	—	—	—
	2/23/2021[7]	—	—	—	—	12,216	219,644	—	—
	2/22/2022[8]	—	—	—	—	92,182	1,657,432	—	—
Stephen Kaufer	8/28/2013	1,100,000	—	69.02	8/28/2023	—	—	—	—
	2/22/2016	5,756	—	59.61	2/22/2026	—	—	—	—
	2/27/2017	13,759	—	39.31	2/27/2027	—	—	—	—
	11/28/2017	780,000	—	31.21	11/28/2027	—	—	—	—
	2/23/2021[7]	—	—	—	—	13,094	235,430	—	—
	12/31/2021[9]	—	—	—	—	73,139	1,315,039	—	—
	12/31/2021[9]	36,000	79,200	27.26	12/31/2031	—	—	—	—
	12/31/2021[10]	—	110,026	27.26	12/31/2031	—	—	—	—
Ernst Teunissen	12/1/2015	141,424	—	79.43	12/1/2025	—	—	—	—
	2/27/2017	144,227	—	39.31	2/27/2027	—	—	—	—
	2/22/2018	35,408	—	38.15	2/22/2028	—	—	—	—
	2/27/2019[5]	21,001	7,000	50.63	2/27/2029	—	—	—	—
	2/25/2020[7]	38,137	6,934	25.62	2/25/2030	—	—	—	—
	2/23/2021[7]	16,299	4,657	46.05	2/23/2031	—	—	—	—
Kanika Soni	4/15/2019[11]	71,983	23,994	48.92	4/15/2029	—	—	—	—
	4/15/2019[11]	—	—	—	—	16,061	288,777	—	—
	2/25/2020	44,378	—	25.62	2/25/2030	—	—	—	—
	2/23/2021[6]	—	21,306	46.05	2/23/2031	—	—	—	—
	2/23/2021[7]	9,779	12,575	46.05	2/23/2031	—	—	—	—
	2/23/2021[7]	—	—	—	—	10,994	197,672	—	—
	2/22/2022[8]	—	—	—	—	73,746	1,325,953	—	—
Lindsay Nelson	[12]	—	—	—	—	—	—	—	—

(1) Vests 25% commencing on July 1st of the first year following the date of grant and 6.25% of the remaining shares shall vest in equal quarterly installments over the remaining three years of the vesting period.

(2) Represents the target number of shares to be issued assuming that, for the period from July 1, 2022 through July 1, 2025, performance targets are achieved. The MSUs shall vest on July 1, 2025 and will settle shortly following certification of achievement of the performance criteria, with 25% vesting if our stock price is equal to or greater than $35.00 but less than $45.00, 50% if our stock price is equal to or greater than $45.00 but less than $55.00 and 100% if our stock price is equal to or greater than $55.00, subject to continuous employment with, or performance of services for, the Company. Depending on the Company's performance, Mr. Goldberg may receive no awards or up to the target amount reflected.

(3)   Vests 25% commencing on October 31st of the first year following the date of grant and 6.25% of the remaining shares shall vest in equal quarterly installments over the remaining three years of the vesting period.

(4)   Represents the target number of shares to be issued assuming that, for the period from October 31, 2022 through October 31, 2025, performance targets are achieved. The MSUs shall vest on October 31, 2025 and will settle shortly following certification of achievement of the performance criteria, with 25% vesting if our stock price is equal to or greater than $35.00 but less than $45.00, 50% if our stock price is equal to or greater than $45.00 but less than $55.00 and 100% if our stock price is equal to or greater than $55.00, subject to continuous employment with, or performance of services for, the Company. Depending on the Company's performance, Mr. Noonan may receive no awards or up to the target amount reflected.

(5)   Vests in four equal annual installments commencing on February 15th of the first year following the date of grant.

(6)   Vests 100% on February 15, 2024, following thirty-six months of continued service from date of the grant.

(7)   Vests 25% commencing on February 15th of the first year following the date of grant and 6.25% of the remaining shares shall vest in equal quarterly installments over the remaining three years of the vesting period.

(8)   Vests 33.33% commencing on February 15th of the first year following the date of grant and 8.33% of the remaining shares shall vest in equal quarterly installments over the remaining two years of the vesting period.

(9)   Vests 25% on August 1, 2022 and 6.25% of the remaining shares shall vest in equal quarterly installments over the remaining three years of the vesting period.

(10)   Vests 100% on August 1, 2024, following thirty-one months of continued service from date of the grant.

(11)   Vests in four equal annual installments commencing on April 15th of the first year following the date of grant.

(12)   Ms. Nelson resigned from the Company effective February 28, 2022.

(13)   The amounts reported in this column represent the market value of shares or units of stock that have not vested calculated by multiplying the number of stock awards that have not vested by $17.98, the closing price of the Company's common stock on The Nasdaq Stock Market as of December 30, 2022, the last trading day in 2022.

Option Exercises and Stock Vested

The following table sets forth information regarding the vesting during 2022 of stock awards held by the named executive officers. None of our NEOs exercised stock options during 2022.

| | | Stock Awards | |
| | | Number of Shares | |
Name	Exercise or Vest Date	Acquired on Vesting[1]	Value Realized on Vesting ($)[2]
Seth Kalvert	2/15/2022	21,146	599,912
	5/13/2022	1,357	30,953
	8/11/2022	45,187	1,178,025
	8/15/2022	1,357	37,100
	11/15/2022	1,357	29,203
Stephen Kaufer	2/22/2022	27,797	753,855
	8/1/2022	265,706	5,051,071
	11/1/2022	6,649	157,049
Ernst Teunissen	2/15/2022	25,790	731,662
	5/13/2022	4,780	109,032
	8/15/2022	4,780	130,685
	11/15/2022	4,781	102,887
	12/30/2022	62,124	1,109,535
Kanika Soni	2/15/2022	9,276	263,160
	4/14/2022	16,061	420,798
	5/13/2022	1,221	27,851
	8/11/2022	56,484	1,472,538
	8/15/2022	1,221	33,382
	11/15/2022	1,222	26,297
Lindsay Nelson	2/15/2022	16,089	456,445

(1)   The amounts reported in this column represent the gross number of shares acquired upon the vesting of RSUs without taking into account any shares that may have been withheld to satisfy applicable tax obligations.

(2)   The amounts reported in this column represent the aggregate dollar value realized upon the vesting of RSUs calculated by multiplying the gross number of RSUs vested by the closing price of Tripadvisor common stock on The Nasdaq Stock Market on the vesting date or, if the vesting occurred on a day on which The Nasdaq Stock Market was closed for trading, the next trading day.

Non-Qualified Deferred Compensation

We do not currently have any other defined contribution or other plan that provides for deferred compensation on a basis that is not tax-qualified for our employees.

Potential Payments Upon Termination or Change in Control

We entered into employment agreements with each of Messrs. Goldberg, Noonan, Kalvert, Kaufer and Teunissen and offer letters with Lindsay Nelson and Kanika Soni. Pursuant to these agreements, each of our named executive officers is eligible to receive certain severance payments and benefits in the event of a qualifying termination of employment. The material terms of these employment agreements are described below.

We believe that a strong and experienced management team is essential and in the best interests of our company and our stockholders. In addition, we recognize that the possibility of a change in control could arise and that such an event could result in the departure of our senior leaders to the detriment of the Company and our stockholders. As a result, we adopted the Severance Plan applicable to certain senior leaders. The plan formalizes and standardizes our severance practices for our most senior leaders. Adoption of the Severance Plan was approved by the Compensation Committees. The Severance Plan applies to all named executive officers, including Mr. Kaufer. While the benefits are generally consistent with the severance benefits provided for in individual employment agreements, there are some differences. In addition, under the terms of the Severance Plan, in the event of any conflict or inconsistency between the terms of any employment agreement and the Severance Plan, the terms more beneficial to the officer will prevail.

Change of Control Provisions

The 2023 Plan provides that, unless otherwise specified in the applicable award agreement, upon a named executive officer's termination of employment by the Company within 30 days prior to or the two-year period following a Change in Control other than for "Cause" or "Disability," or by the participant for "Good Reason," as each term is defined in the plans, the following shall occur:

- stock options and stock appreciation rights held by such participant will automatically become fully exercisable and will remain exercisable until the later of (i) the last day on which such option or stock appreciation right is exercisable as specified in the applicable award agreement or (ii) the earlier of the first anniversary of the change in control and the expiration of the term of the option or stock appreciation right; and

- all other awards will become fully vested (with any performance-based awards being deemed met at target) and the restrictions and conditions on all other awards will automatically be deemed waived.

Matt Goldberg Employment Arrangement

On May 2, 2022, Tripadvisor, LLC entered into an employment agreement with Mr. Goldberg. The employment agreement provides that during the term of his employment:

- Mr. Goldberg will be paid an annual base salary of $800,000, which base salary will increase to $900,000 effective January 1, 2023.

- Mr. Goldberg received a signing bonus of $500,000, but he will be required to repay such amount to the Company in full if Mr. Goldberg terminates his employment with the Company by resigning without Good Reason or if the Company terminates his employment for Cause (as such terms are defined in the employment agreement) prior to Mr. Goldberg completing 12 months of employment.

- For a period of no less than twelve months commencing on his start date, the Company will pay Mr. Goldberg $10,000 per month to maintain a residence within 20 miles of the Company's Needham office.

- Pursuant to the 2018 Plan, Mr. Goldberg received a one-time equity award of market based restricted stock units (MSUs") with a grant date value of $3,500,000. The MSUs will vest on the third anniversary of his start date (the "Vesting Date"), based on the achievement of the following stock price hurdles: 25% vesting if the Reference Price (as defined below) is equal to or greater than $35.00 but less than $45.00, 50% of the MSUs vesting if the Reference Price is equal to or greater than $45.00 but less than $55.00; and 100% of the MSUs vesting if the reference price is equal to or greater than $55.00, subject to Mr. Goldberg remaining employed with the Company through the Vesting Date (except for certain termination events, as summarized below. Reference Price means a volume weighted average price of a share as reported on Bloomberg (or equivalent wire service) over a thirty trading day period between the first anniversary of the state date the Vesting Date, with such Reference Prices to be binary with no interpolation.

- Mr. Goldberg will receive an award of RSUs and stock options pursuant to the 2018 Stock Plan, such awards representing annual awards for 2022 and 2023. The RSUs will have an award value of $4,762,500 and the stock options will have an award value of $4,762,500, and will each vest 25% on the first anniversary of the start date, and 6.25% on the first day of each of the next 12 quarters, such that both awards are fully vested on the fourth anniversary of the start date, in each case, subject to Mr. Goldberg remaining employed with the Company through the applicable vesting date (except for certain termination events summarized below.

- Mr. Goldberg will be eligible for an annual bonus, subject to achievement of individual and corporate objectives to be established and to approval of the Company's Compensation Committee, with a target of 100% of base salary. For 2022 only, Mr. Goldberg will receive a minimum bonus amount of $800,000 that will be pro rated based on his start date.

- Beginning in 2024, Mr. Goldberg will be eligible for annual equity grants pursuant to the Company's 2023 Plan, with an annual target award value of $6,350,000 in a combination of RSUs, stock options and/or other forms of equity award, subject to achievement of individual and corporate objectives and other terms and conditions, including with respect to vesting, approval by the Company's Compensation Committee.

Mr. Goldberg will participate in the Tripadvisor, Inc. Executive Severance Plan (the "Severance Plan") and, as such, is eligible to receive severance benefits pursuant to the Severance Plan under certain circumstances, including involuntary termination of employment by the Company without Cause, outside of a Change in Control or an involuntary termination of his employment by the Company without Cause or by Mr. Goldberg for Good Reason in connection with such Change in Control, as each of those terms is used in the Severance Plan. In addition to the benefits that he would otherwise be entitled to under the Severance Plan, Mr. Goldberg will be entitled to the following rights and benefits:

- in the case of the termination of his employment due to his death, payment of his 2022 annual bonus (if not paid) and the full acceleration of any outstanding and unvested equity awards, with the Reference Price for the MSUs being deemed to be achieved at 100%;

- in the case of the termination of his employment without Cause or for Good Reason (as such terms are defined in the employment agreement), not in connection with a Change in Control (as such term is defined in the Severance Plan), (A) the Company will consider in good faith the payment of an annual bonus on a pro rata basis for the year in which the termination of employment occurs, and (B) all equity awards that are outstanding and unvested at the time of such termination but which would but for termination of employment have vested during the 18 month following such termination shall vest as of the date of such termination (including on a pro-rata basis for cliff vesting), subject to the achievement of any performance conditions applicable to such equity awards (including the PSUs); and

- in the case of death or a termination of employment by the Company without Cause or by Mr. Goldberg for Good Reason outside of a Change in Control (as such terms are defined in the Letter Agreement), any vested stock options (including pursuant to any acceleration provisions) shall remain exercisable through the date that is 18 months following the date of any termination of his employment.

Mr. Goldberg has agreed to be restricted from competing with the Company or any of its subsidiaries or affiliates, or soliciting their employees, consultants, independent contractors, customers, suppliers or business partners, among others, from the Effective Date through 12 months after the termination of employment.

Michael Noonan Employment Arrangement

On October 10, 2022, Tripadvisor, LLC entered into an employment letter agreement with Mr. Noonan. The employment letter agreement, provides that:

- During his employment, Mr. Noonan will be paid an annual base salary of $525,000.

- Mr. Noonan received a signing bonus of $400,000 payable in January 2023 but will be required to repay such amount to the Company in full if Mr. Noonan terminate his employment with the Company due to his death, resigns without Good Reason (as defined in the employment agreement) or if the Company terminates his employment for Cause (as defined in the Severance Plan) prior to completing 12 months of employment from his start date.

- Mr. Noonan received a one-time equity award pursuant to the 2018 Plan with an aggregate grant date value of $2,750,000. Of such award, $916,667 was issued in form of RSUs, $916,667 was issued in the form of MSUs and $916,667 was issued in the form of Options. The MSUs will vest on the third anniversary of the grant date (the "Vesting Date") based on achievement of the following stock price hurdles: 25% of the MSUs vesting if the Reference Price (as defined below) is equal to or greater than $35.00 but less than $45.00; 50% of the MSUs vesting if the Reference Price is equal to or greater than $45.00 but less than $55.00; and 100% of the MSUs vesting if the Reference Price is equal to or greater than $55.00, subject to Mr. Noonan remaining employed with the Company through the Vesting Date except for certain termination events, as summarized below). Reference Price means a volume weighted average price of a share as reported on Bloomberg (or equivalent wire service) over a thirty trading day period between the first anniversary of the grant date and the Vesting Date, such Reference Prices to be binary with no interpolation. Both RSU and Option awards will vest 25% on the first anniversary of the grant date, and 6.25% will vest quarterly thereafter, subject to earlier forfeiture in the event of his separation of employment for any reason by Mr. Noonan or by the Company. The Options shall have an exercise price per share equal to the closing price of the shares of common stock on the grant date.

- In the first quarter of 2023, at the same time that the Company awarded its annual equity grants to employees pursuant to the 2018 Plan and as part of the Company's long-term equity incentive program, Mr. Noonan will receive another award of equity award pursuant to the 2018 Plan, with a target aggregate grant date value for 2023 in the amount of $2,750,000 (the "Annual Grant"). Vesting of the Annual Grant will be in the same form, subject the same vesting schedule and subject to the achievement of the same individual and Company performance metrics as the Company provides for its other senior executives.

- During his employment, Mr. Noonan will be eligible for an annual bonus, subject to achievement of individual and corporate objectives to be established and to the approval of the Company's Compensation Committee, with a target of 80% of base salary. For 2022, Mr. Noonan will receive a pro-rated bonus in an amount no less than $100,000.

- Beginning in 2024, Mr. Noonan will be eligible for annual equity grants pursuant to the Company's 2023 Plan, with an annual target award value of $2,750,000 in a combination of RSUs, Options and/or other forms of equity award, subject to achievement of individual and corporate objectives and other terms and conditions, including with respect to vesting, approval by the Company's Compensation Committee.

- Mr. Noonan will participate in the Severance Plan and, as such, is eligible to receive severance benefits pursuant to the Severance Plan under certain circumstances, including involuntary termination of employment by the Company without Cause, not in connection with a Change in Control (as such term is defined in the Severance Plan), and the involuntary termination of his employment by the Company without Cause or resignation by him for Good Reason (as each such term is defined in the Severance Plan). In addition, Mr. Noonan is eligible to receive severance benefits in the event he resigns for Good Reason (as defined in the employment agreement) not in connection with a Change in Control.

Mr. Noonan has agreed to be restricted from competing with the Company or any of its subsidiaries or affiliates, or soliciting their employees, consultants, independent contractors, customers, suppliers or business partners, among others, from his start date through the 12-month period after a termination of his service with the Company. The non-compete will not apply if Mr. Noonan's employment is terminated by the Company without cause or in connection with a position elimination or layoff. All post-employment restrictions will be extended to 24 months if Mr. Noonan breaches his fiduciary duty to the Company or unlawfully takes, physically or electronically, property belonging to the Company or any of its parents, subsidiaries, divisions or units.

Seth J. Kalvert Employment Arrangement

Effective May 19, 2016, the Company entered into an employment agreement with Mr. Kalvert that is subject to a two-year term, although this agreement was amended effective February 19, 2018 to, among other things, extend the term to March 31, 2021. Effective March 29, 2021, Mr. Kalvert's employment agreement was replaced and superseded in its entirety by a new letter agreement. The terms of the new letter agreement are generally consistent with those originally provided for in the employment agreement and are described below.

Pursuant to the employment arrangement with Mr. Kalvert, in the event that he terminates his employment for Good Reason or is terminated by the Company without Cause (in each case as such terms are defined in the employment agreement and as set forth below), then:

- The Company will continue to pay his base salary for 12 months following the termination date, provided that such payments will be offset by any amount earned from another employer during such time period;

- The Company will consider in good faith the payment of bonuses on a pro rata basis based on actual performance for the year in which termination of employment occurs;

- The Company will pay COBRA health insurance coverage for Mr. Kalvert and his eligible dependents until the earlier of 12 months following termination or the date Mr. Kalvert becomes re-employed or otherwise ineligible for COBRA coverage;

- All equity awards held by Mr. Kalvert that otherwise would have vested during the later of the 12-month period following termination of his employment or August 31, 2022, will accelerate and become fully vested and exercisable (provided that equity awards that vest less frequently than annually shall be treated as though such awards vested annually); and

- Mr. Kalvert will have 18 months following such date of termination of employment to exercise any vested stock options (including stock options accelerated pursuant to the terms of his employment agreement) or, if earlier, through the scheduled expiration date of the options.

In the event that his employment terminates by reason of his death, Mr. Kalvert will be entitled to continued payment of base salary through the end of the month in which such death occurs. In the event Mr. Kalvert is absent from full-time performance of his duties due to disability, the Company will continue to pay, through the termination of employment, Mr. Kalvert's base salary offset by any amounts payable during such period under any disability insurance plan or policy provided by the Company. In addition, any outstanding equity awards will continue to vest during such period and until his termination of employment.

Receipt of the severance payments and benefits set forth above is contingent upon Mr. Kalvert executing and not revoking a separation and release in favor of the Company. In addition, Mr. Kalvert agreed to be restricted from competing with the Company or any of its subsidiaries or affiliates or soliciting their employees, consultants, independent contractors, customers, suppliers or business partners, among others, through one year after the effective date of the termination of employment.

Stephen Kaufer Employment Arrangement

In March 2014, Tripadvisor, LLC entered into an employment agreement with Mr. Kaufer, with an original term of five years. This agreement was amended effective November 28, 2017 to, among other things, extend the term to March 31, 2023.

In light of Mr. Kaufer's retirement announcement, on May 3, 2022, the Company entered into a Consulting Services Agreement with Mr. Kaufer, Co-Founder, President and Chief Executive Officer of the Company, in order to facilitate an orderly transition to Mr. Goldberg, the successor President and Chief Executive Officer. Mr. Kaufer resigned from his role as President and Chief Executive Officer of the Company concurrently with Mr. Goldberg joining the Company in such role. The term of the Consulting Services Agreement shall commence on July 2, 2022 and continue until July 1, 2024. Pursuant to such agreement, Mr. Kaufer will continue to provide strategic advisory and consulting services to Mr. Goldberg, or other senior executives of the Company or members of the Tripadvisor Board of Directors. Mr. Kaufer also agreed to continue to comply with certain restrictive covenants regarding nondisclosure, developments and non-competition.

In consideration for such agreements and the provision of the services described in the Consulting Services Agreement, the Company agreed that:

- Certain unvested equity awards granted to Mr. Kaufer, that would otherwise be forfeited, shall continue to vest during the term of the Consulting Services Agreement in their normal course in accordance with the terms of the award documents, and

- All vested stock options shall expire either 90 days from the termination of the Consulting Services Agreement or upon the original expiration date, whichever is earlier

Ernst Teunissen Employment Arrangement

On October 6, 2015, the Company entered into an agreement with Mr. Teunissen, effective November 9, 2015. Such employment agreement commenced on November 9, 2015 and was to expire on March 31, 2018, unless sooner terminated in accordance with its terms. This agreement was amended effective November 28, 2017 to, among other things, extend the term to March 31, 2021. This agreement was amended again on May 8, 2020, to, among other things, extend the term to May 31, 2022 and provide for a target payment, to be paid in cash or shares of the Company's common stock (in the Company's sole discretion), in an amount equal to the difference between a maximum payment of $7 million and the aggregate intrinsic value of Mr. Teunissen's equity awards that were scheduled to vest between May 1, 2020 and May 31, 2022, as measured using the average market price of the Company's common stock for the ten trading days immediately prior to May 31, 2022.

Following Mr. Teunissen resignation from the Company, on October 10, 2022, the Company entered into a Transition Services Agreement (the "Transition Services Agreement") with Mr. Teunissen, Senior Vice President and Chief Financial Officer of the Company, in order to facilitate an orderly transition to Mr. Noonan, the successor Chief Financial Officer. Mr. Teunissen resigned from his role as Chief Financial Officer of the Company concurrently with Mr. Noonan joining the Company in such role but remained as Senior Vice President and Chief Executive of Viator, TheFork and Cruise Critic through January 1, 2023 (the "Transition Period") and facilitated the transition to the Company's new Chief Financial Officer. Pursuant to the Transition Services Agreement, Mr. Teunissen continued to provide strategic advisory and consulting services to the Company's Chief Executive Officer on key strategy and finance initiatives, as well as facilitate the transition of the Company's new Chief Financial Officer through the Transition Period. Mr. Teunissen also agreed to continue to comply with certain restrictive covenants regarding nondisclosure, developments and non-competition. In consideration for such agreements and the provision of the services described in the Transition Services Agreement, the Company agreed as follows:

- Mr. Teunissen's annual compensation and benefits shall continue, as they currently exist, through the end of the Transition Period;

- Although Mr. Teunissen will not be employed by the Company on the date the Company will pay out its annual bonuses for the fiscal year ended December 31, 2022 pursuant to the Stock Plan, Mr. Teunissen shall nonetheless be entitled to receive an annual bonus for the fiscal year 2022, based on actual performance (including previously established individual and Company performance metrics), provided that Mr. Teunissen does not resign and the Company does not terminate his employment for cause prior to the end of the Transition Period.

- Mr. Teunissen's equity awards will continue to vest through the Transition Period in their normal course in accordance with the terms of the award documents.

- At the end of the Transition Period, Mr. Teunissen's equity awards that are time-based and that are outstanding and unvested as of the end of the Transition Period, but that would have vested from January 2, 2023 through May 30, 2023 had Mr. Teunissen's employment continued through this period, shall accelerate and vest as of January 1, 2023. In the case of Mr. Teunissen's PSUs, vesting will be based on actual performance through December 31, 2022 in accordance with the terms of the award documents. Stock options that have vested, including those through acceleration, shall remain exercisable through the date that is the earlier of (1) December 31, 2024 or (2) the expiration date of the relevant stock option.

During the Transition Period, it is contemplated that Mr. Teunissen will enter into a Consulting Agreement with the Company pursuant to which he will continue to provide consulting services, including facilitating a smooth CFO transition, from January through March 2023.

Kanika Soni Employment Arrangement

On February 1, 2019, the Company entered into an offer letter with Ms. Soni with a start date effective April 15, 2019. Pursuant to the offer letter, Ms. Soni is entitled to the benefits of the Company's Severance Plan for senior leaders as described in more detail below. Simultaneous with entering into the new offer letter, Ms. Soni entered into a Non-Disclosure, Developments and Non-Competition Agreement, pursuant to which Ms. Soni agreed to be restricted from competing with Tripadvisor or any of its subsidiaries or affiliates or soliciting their employees, consultants, independent contractors, customers, suppliers or business partners, among others, through one year after the effective date of the termination of employment.

On November 28, 2022, the Company and Ms. Soni agreed that Ms. Soni would leave her position as Chief Commercial Officer of the Company, effective January 15, 2023. During the period from January 16, 2023 through April 1, 2023, Ms. Soni served as an Advisor to the Company's Chief Executive Officer working on such projects as determined by him. For purposes of the Company's Executive Severance Plan and Summary Plan Description (the "Severance Plan"), Ms. Soni's departure was treated as a termination of employment without Cause, as defined in the Severance Plan, as of April 1, 2023 (the "Termination Date").

In consideration for such service, through the Termination Date, Ms. Soni:

- Continued to receive her current base salary;

- Continued to be eligible to participate in the employee benefit plans made available by the Company to its employees, including vacation and sick time;

- Continued to remain eligible to vest in outstanding awards under the Company's 2018 Stock and Annual Incentive Plan, as amended (the "Stock Plan"); and

- Received a 2022 corporate bonus payout based on actual performance, such bonus to be calculated in the same manner as 2022 earned corporate bonuses are calculated for the Company's employees generally and to be paid, less required withholding taxes or other similar governmental payments or charges, at the same time that the 2022 earned corporate bonuses are paid to the Company's employees generally.

In addition to the benefits mentioned above, Ms. Soni's equity awards issued pursuant to the Stock Plan (e.g. restricted stock units, stock options or similar instruments), that were time-based and outstanding and unvested as of the Termination Date, but that would have vested from April 2, 2023 through April 1, 2024 had Ms. Soni's employment continued through this period, accelerated and vested as of the Termination Date. Consistent with the Severance Plan, Ms. Soni will continue to receive base salary payments for the twelve-month period following the Termination Date (which are subject to offset by any amount earned from a subsequent employer), and up to twelve months of payments of the Company's portion of COBRA premiums for health insurance plan continuation coverage. The restricted stock units settled in accordance with the terms of their respective award agreement. Stock options that have vested as of the Termination Date, including those with accelerated vesting as described above, shall remain exercisable through the date that is the earlier of (i) the date that is eighteen (18) months following the Termination Date or (ii) the expiration date of the relevant stock option. Ms. Soni's severance benefits are conditioned on her execution and non-revocation of a general release of claims in favor of the Company at the time she initially executes the separation agreement and on the Termination Date, and the continued compliance with certain restrictive covenant obligations, including non-disparagement and non-solicitation covenants.

Lindsay Nelson Employment Arrangement

On September 25, 2018, the Company entered into an offer letter with Ms. Nelson with a start date effective November 5, 2018. Pursuant to the employment arrangement, Ms. Nelson is entitled to the benefits of the Company's Severance Plan for senior leaders as described in more detail below. Simultaneously with entering into the new offer letter, Ms. Nelson entered into a Non-Disclosure, Developments and Non-Competition Agreement, pursuant to which Ms. Nelson agreed to be restricted from competing with Tripadvisor or any of its subsidiaries or affiliates or soliciting their employees, consultants, independent contractors, customers, suppliers or business partners, among others, through one year after the effective date of the termination of employment.

Effective November 16, 2021, the Company and Ms. Nelson entered into a Separation Agreement pursuant to which they agreed that Ms. Nelson would leave her position as Chief Brand and Marketing Officer of the Company effective January 9, 2022. Thereafter, Ms. Nelson served the Company in an advisory role through February 28, 2022. The Separation Agreement provided that, for purposes of the Company's Severance Plan, Ms. Nelson's departure was treated as a termination of employment without Cause as of January 9, 2022. In addition to the benefits to which Ms. Nelson is entitled under these circumstances pursuant to Section 3.1 of the Severance Plan, Ms. Nelson also received the following benefits:

- During the period from January 10, 2022 through February 28, 2022 (the "Transition Period"), Ms. Nelson continued to serve as a part-time employee of the Company working on such projects as determined by the Company's Chief Executive Officer. In consideration for such service, during the Transition Period, Ms. Nelson (i) received a reduced salary of $2,000 bi-weekly; (ii) continued to be eligible to participate in the employee benefit plans made available by the Company to its employees, including vacation and sick time; and (iii) was treated as an employee for purposes of the 2018 Plan. Following the Transition Period, all issued but unvested equity awards held by Ms. Nelson were canceled.

- The Company also agreed to consider in good faith the payment of an annual bonus based on actual performance for 2021; such amount to be paid (if any) and calculated in the same manner as 2021 earned corporate bonuses are calculated for the Company's employees generally and at the same time as 2021 earned corporate bonuses are paid to the Company's employees and will be subject to the approval of the Compensation Committee of the Board. As described above, the Compensation Committees ultimately determined to pay Ms. Nelson an annual bonus for 2021 in the amount of $192,780.

In connection with such termination, Ms. Nelson executed a separation and release in favor of Tripadvisor.

Definitions

Under the terms of the employment arrangements, 2018 Plan and Severance Plan, except as otherwise indicated, the following terms have the following meanings:

Cause means: (i) the plea of guilty or nolo contendere to, or conviction for, a felony offense by the executive; provided, however, that after indictment, Tripadvisor may suspend the executive from rendition of services but without limiting or modifying in any other way Tripadvisor's obligations under the applicable employment agreement, (ii) a material breach by the executive of a fiduciary duty owed to Tripadvisor or its subsidiaries, (iii) material breach by the executive of certain covenants of the applicable employment agreement, (iv) the willful or gross neglect by the executive of the material duties required by the applicable employment agreement or (v) a knowing and material violation by the executive of any Tripadvisor policy pertaining to ethics, legal compliance, wrongdoing or conflicts of interest that, in the cases of the conduct described in clauses (iv) and (v) above, if curable, is not cured by the executive within 30 days after the executive is provided with written notice thereof.

Change in Control means any of the following events:

(i)   The acquisition by any individual entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act), other than LTRIP and its affiliates (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of equity securities of the Company representing more than 50% of the voting power of the then outstanding equity securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Company, (B) any acquisition directly from the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (D) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii); or

(ii) Individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date, whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of a reorganization, conversion or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the purchase of assets or stock of another entity (a "Business Combination"), in each case, unless immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Voting Securities immediately prior to such Business Combination will beneficially own, directly or indirectly, more than 50% of the then outstanding combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Voting Securities, (B) no Person (excluding LTRIP and its respective affiliates, any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) will beneficially own, directly or indirectly, more than a majority of the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership of the Company existed prior to the Business Combination and (C) at least a majority of the members of the board of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination will have been members of the Incumbent Board at the time of the initial agreement, or action of the Board, providing for such Business Combination; or

(iv) Approval by our stockholders of a complete liquidation or dissolution of the Company.

Good Reason means the occurrence of any of the following without the executive's prior written consent: (A) the Company's material breach of any material provision of the applicable employment agreement, (B) the material reduction in the executive's title, duties, reporting responsibilities or level of responsibilities in such executive's position at the Company, (C) the material reduction in the executive's base salary or the executive's total annual compensation opportunity, or (D) the relocation of the executive's principal place of employment more than 20 miles outside of their location of employment; provided that in no event shall the executive's resignation be for Good Reason unless (x) an event or circumstance set forth in clauses (A) through (D) will have occurred and the executive provides the Company with written notice thereof within 30 days after the executive has knowledge of the occurrence or existence of such event or circumstance, which notice specifically identifies the event or circumstance that the executive believes constitutes Good Reason, (y) the Company fails to correct the event or circumstance so identified within 30 days after receipt of such notice, and (z) the executive resigns within 90 days after the date of delivery of the notice referred to in clause (x) above.

Notwithstanding the terms of the employment arrangements described above, under the terms of the Severance Plan in the event of any conflict or inconsistency between the terms of any employment agreement and the Severance Plan, the terms more beneficial to the employee will prevail. For a description and quantification of the estimated potential payments in the event of a termination without Cause, resignation for Good Reason, Change in Control and termination without Cause or resignation for Good Reason in connection with a Change in Control, please see the section above entitled "Potential Payments Upon Termination or Change in Control." The amounts reflected in this table reflect the "better of" the terms between the employment arrangements, the 2023 Plan and the Severance Plan.

Severance Plan

Effective August 7, 2017, the Company adopted the Severance Plan applicable to certain senior leaders of the Company, including all of the NEOs. The Severance Plan formalizes and standardizes the Company's severance practices for certain designated employees. Employees covered by the Severance Plan generally will be eligible to receive severance benefits in the event of a termination by the Company without Cause or, under certain circumstances, resignation by the employee for Good Reason. If a termination of employment occurs in connection with a Change in Control, the participants would generally be eligible to receive enhanced severance benefits. The severance benefits provided pursuant to the Severance Plan are determined based on the job classification of the employees and, in certain cases, his or her years of service with the Company.

Under the Severance Plan, in the event of a termination by the Company without Cause more than three months prior to a Change in Control or more than 12 months following a Change in Control, the severance benefits for the employee generally shall consist of the following:

- continued payment of base salary for a period ranging from six to 18 months following the date of such employee's termination of employment (in such case, based on the employee's classification within the organization and years of service); and

- continuation of coverage under the Company's health insurance plan through the Company's payment of COBRA premiums for a period ranging from six to 18 months following the date of such employee's termination of employment (in such case, based on the employee's classification within the organization and years of service).

Under the Severance Plan, in the event of a termination by the Company without Cause or by the employee for Good Reason, in each case within three months prior to or 12 months following a Change in Control, the severance benefits for the participant shall consist of the following:

- payment of a lump sum amount equal to (i) a minimum of 12 and up to 24 months of the participant's base salary, plus (ii) the participant's target bonus multiplied by 1, 1.5 or 2 (in each case, based on employee's classification within the organization and years of service); and

- payment of a lump sum amount equal to the premiums required to continue the participant's medical coverage under the Company's health insurance plan for a period ranging from 12 to 24 months (in such case, based on employee's classification within the organization and years of service).

The foregoing summary is qualified in its entirety by reference to the Severance Plan, which is incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q as filed with the SEC on August 7, 2017.

Estimated Potential Incremental Payments

The table below reflects the estimated amount of incremental compensation payable to each of our named executive officers (except with respect to Mr. Kaufer and Ms. Nelson whose severance benefits actually received upon terminations of employment in 2022 are described below in the table) in the following circumstances: (i) termination of employment as a result of death of the NEO; (ii) a termination of employment by the Company without Cause not in connection with a Change in Control, (iii) resignation by him or her for Good Reason not in connection with a Change in Control, (iv) a Change in Control or (v) a termination of employment by the Company without Cause or by him or her for Good Reason in connection with a Change in Control. No benefits are payable upon a resignation by the NEO without Good Reason, termination of employment by the Company for Cause. Upon a termination of employment due to the NEO's disability or retirement, no benefits are provided, other than an extension of time for the exercise of any outstanding options.

The amounts shown in the table (i) assume that the triggering event was effective December 31, 2022; (ii) are based on the terms of the employment arrangements in effect as of December 31, 2022 and do not reflect any subsequent amendments; and (iii) are based on the "better of" the terms set forth in the respective employment arrangements or the terms of the Severance Plan. The price of the Company's common stock on which certain calculations are based was $17.98 per share, the closing price of the Company's common stock on Nasdaq on December 31, 2022. These amounts are estimates of the incremental amounts that would be paid out to each NEO upon such triggering event. The actual amounts to be paid out can only be determined at the time of the triggering event, if any.

As discussed above, Ms. Nelson and Mr. Kaufer's employment with the Company terminated on January 9, 2022 and July 1, 2022, respectively. Accordingly, information regarding the amount of compensation actually received by Ms. Nelson and Mr. Kaufer in connection with their respective terminations of employment is set forth in narrative disclosure following the table.

Name and Benefit	Death ($)[1]	Termination Without Cause ($)	Resignation for Good Reason ($)	Change in Control ($)	Termination w/o Cause or for Good Reason in connection with Change in Control ($)	Equity Awards Vesting Post Termination other than Death
Matt Goldberg						
Salary	—	1,200,000	1,200,000	—	1,600,000	—
Bonus [2]	—	480,000	480,000	—	802,192	—
Equity Awards [3]	17,780,355	3,857,168	3,857,168	—	17,780,355	—
Health & Benefits [4]	—	44,388	44,388	—	59,184	—
Total estimated value	**17,780,355**	**5,581,556**	**5,581,556**	**—**	**20,241,731**	**—**
Michael Noonan						
Salary	—	525,000	525,000	—	787,500	—
Bonus [2]	—	100,000	100,000	—	105,288	—
Equity Awards [3]	2,395,545	230,034	230,034	—	2,395,545	—
Health & Benefits [4]	—	28,661	28,661	—	42,991	—
Total estimated value	**2,395,545**	**883,695**	**883,695**	**—**	**3,331,324**	**—**
Seth J. Kalvert						
Salary	—	515,000	515,000	—	772,500	—
Bonus [2]	—	475,000	475,000	—	618,000	—
Equity Awards [3]	2,592,048	1,520,143	1,520,143	—	2,592,048	—
Health & Benefits [4]	—	28,880	28,880	—	43,320	—
Total estimated value	**2,592,048**	**2,539,023**	**2,539,023**	**—**	**4,025,869**	**—**
Ernst Teunissen						
Salary	—	552,000	552,000	—	828,000	—
Bonus [2]	—	520,000	520,000	—	662,400	—
Equity Awards [3]	1,558,691	1,558,691	1,558,691	—	1,558,691	—
Health & Benefits [4]	—	28,661	28,661	—	42,991	—
Total estimated value	**1,558,691**	**2,659,352**	**2,659,352**	**—**	**3,092,083**	**—**
Kanika Soni						
Salary	—	530,000	530,000	—	795,000	—
Bonus [2]	—	430,000	430,000	—	715,500	—
Equity Awards [3]	2,389,992	1,516,373	1,516,373	—	2,389,992	—
Health & Benefits [4]	—	20,274	20,274	—	30,412	—
Total estimated value	**2,389,992**	**2,496,648**	**2,496,648**	**—**	**3,930,903**	**—**

(1) Pursuant to the Company's 2018 Plan, upon a participant's termination of employment by reason of death, any award that was unvested at the time of death will automatically vest, including performance awards which will vest at target.

(2) Represents actual bonus amount for 2022, the payment of which the Company must consider in good faith pursuant to the terms of the employment agreement.

(3) Pursuant to the 2018 Plan and/or the employment arrangements entered into with the executives, (i) upon a termination of employment by death, all unvested awards automatically vest and options remain exercisable until the earlier of (A) the first anniversary of the date of death, and (B) the expiration of the term of the option; (ii) upon a termination of employment without Cause or a resignation by the employee for Good Reason, not in connection with a Change in Control, all equity awards held by such executive officers that otherwise would have vested during the 12-month period following termination, accelerate and become fully vested and exercisable (provided that equity awards that vest less frequently than annually shall be treated as though such awards vested annually); and (iii) upon a termination of employment without Cause or a resignation by the employee for Good Reason, in connection with a Change in Control, all equity awards held by such executive officers accelerate and become fully vested and exercisable and performance awards shall be considered earned at target and all restrictions shall lapse.

(4) Assumes extension of benefits or payment of the cost of benefits for a period of time following termination, pursuant to the terms of the employment agreement or the Severance Plan.

Actual Payments upon Termination of Employment

Ms. Nelson's employment with the Company terminated effective January 9, 2022. In connection with her termination, Ms. Nelson received the following benefits:

- salary continuation for 12 months following the date of termination, in the amount of $419,769;

- annual bonus for 2021 in the amount of $192,780;

- continuation of health benefits for a period of 12 months following termination, such benefit having a value of $8,957.

Mr. Kaufer's employment with the Company terminated effective as of July 1, 2022. As Mr. Kaufer voluntarily retired from the Company, he was not entitled to any payments in connection with the termination of his employment as the President and CEO.

DIRECTOR COMPENSATION

Overview

The Board sets non-employee director compensation which is designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of Tripadvisor common stock to further align their interests with those of our stockholders. Each non-employee director of Tripadvisor is eligible to receive the following compensation:

- An annual cash retainer of $50,000, paid in equal quarterly installments;

- An RSU award with a value of $250,000 (based on the closing price of Tripadvisor's common stock on Nasdaq on the date of grant), upon such director's election to office, subject to vesting in full on the first anniversary of the grant date and, in the event of a Change in Control (as defined in the 2023 Plan and above), full acceleration of vesting;

- An annual cash retainer of $20,000 for each member of the Audit Committee (including the Chairman) and $15,000 for each member of the Compensation Committees (including the Chairman); and

- An additional annual cash retainer of $10,000 for each of the Chairman of the Audit Committee and the Chairman of the Compensation Committees.

We also pay reasonable travel and accommodation expenses of the non-employee directors in connection with their participation in meetings of the Board.

Tripadvisor employees do not receive compensation for serving as directors. Accordingly, neither Mr. Goldberg nor Mr. Kaufer received any compensation for their service as directors.

Non-Employee Director Deferred Compensation Plan

Under Tripadvisor's Non-Employee Director Deferred Compensation Plan, the non-employee directors may defer all or a portion of their directors' fees. Eligible directors who defer their directors' fees may elect to have such deferred fees (i) applied to the purchase of share units representing the number of shares of Tripadvisor common stock that could have been purchased on the date such fees would otherwise be payable or (ii) credited to a cash fund. If any dividends are paid on Tripadvisor common stock, dividend equivalents will be credited on the share units. The cash fund will be credited with deemed interest at an annual rate equal to the average "bank prime loan" rate for such year identified in the U.S. Federal Reserve Statistical Release. Upon termination of service as a director of Tripadvisor, a director will receive (i) with respect to share units, such number of shares of Tripadvisor common stock as the share units represent and (ii) with respect to the cash fund, a cash payment. Payments upon termination will be made in either one lump sum or up to five installments, as elected by the eligible director at the time of the deferral election.

2022 Non-Employee Director Compensation Table

The following table shows the compensation information for the non-employee directors of Tripadvisor for the year ended December 31, 2022:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Total ($)
Gregory B. Maffei	65,000	249,984	314,984
Jay C. Hoag	65,000	249,984	314,984
Betsy L. Morgan	75,000	249,984	324,984
M. Greg O'Hara	50,000	249,984	299,984
Jeremy Philips	70,000	249,984	319,984
Albert Rosenthaler	50,000	249,984	299,984
Trynka Shineman Blake	70,000	249,984	319,984
Jane Jie Sun	50,000	249,984	299,984
Robert S. Wiesenthal	80,000	249,984	329,984

(1)   The amounts reported in this column represent the annual cash retainer amounts for services in 2022, including fees with respect to which directors elected to defer and credit towards the purchase of share units representing shares of the Company common stock pursuant to the Company's Non-Employee Director Deferred Compensation Plan.

(2)   The amounts reported in this column represent the aggregate grant date fair value of RSU awards computed in accordance with FASB ASC Topic 718, and therefore may not correspond to the actual value that will be recognized by the non-employee directors from their awards.

(3)   As of December 31, 2022, each of the directors held 12,800 RSUs.

Beneficial Ownership Table

The following table presents information as of April 17, 2023, relating to the beneficial ownership of Tripadvisor's capital stock by (i) each person or entity known to Tripadvisor to own beneficially more than 5% of the outstanding shares of Tripadvisor's common stock or Class B common stock, (ii) each director and director nominee of Tripadvisor, (iii) the named executive officers and (iv) our executive officers and directors, as a group. In each case, except as otherwise indicated in the footnotes to the table, the shares are owned directly by the named owners, with sole voting and dispositive power. Unless otherwise indicated, beneficial owners listed in the table may be contacted at Tripadvisor's corporate headquarters at 400 1st Avenue, Needham, Massachusetts 02494.

Shares of Tripadvisor Class B common stock may, at the option of the holder, be converted on a one-for-one basis into shares of Tripadvisor common stock; therefore, the common stock column below includes shares of Class B common stock held by each such listed person, entity or group, and the beneficial ownership percentage of each such listed person assumes the conversion of all Class B common stock into common stock. For each listed person, entity or group, the number of shares of Tripadvisor common stock and Class B common stock and the percentage of each such class listed also include shares of common stock and Class B common stock that may be acquired by such person, entity or group on the conversion or exercise of equity securities, such as stock options, which can be converted or exercised, and RSUs that have or will have vested, within 60 days of April 17, 2023, but do not assume the conversion or exercise of any equity securities (other than the conversion of the Class B common stock) owned by any other person, entity or group.

The percentage of votes for all classes of Tripadvisor's capital stock is based on one vote for each share of common stock and ten votes for each share of Class B common stock. There were 129,310,431 shares of common stock and 12,799,999 shares of Class B common stock outstanding on April 17, 2023.

Beneficial Owner	Common Stock		Class B Common Stock		Percent (%) of Votes (All Classes)
	Shares	%	Shares	%	
5% Beneficial Owners					
Liberty TripAdvisor Holdings, Inc. 12300 Liberty Boulevard Englewood, CO 80112	29,245,893[1]	20.6%	12,799,999[1]	100%	56.1%
The Vanguard Group 100 Vanguard Blvd, Malvern, PA 19355	10,740,789[2]	7.6%	0	0	4.2%
BlackRock, Inc. 55 East 52nd Street, New York, NY 10022	9,644,646[3]	6.8%	0	0	3.8%
PAR Investment Partners, L.P. 200 Clarendon Street, FL 48, Boston, MA 02116	8,500,000[4]	6.0%	0	0	3.3%
Named Executive Officers and Directors					
Gregory B. Maffei	107,186[5]	*	0	0	*
Stephen Kaufer	2,920,942[6]	2.0%	0	0	1.1%
Trynka Shineman Blake	34,150[7]	*	0	0	*
Jay C. Hoag	39,953[8]	*	0	0	*
Betsy Morgan	34,150[7]	*	0	0	*
Greg M. O'Hara	1,743,341[9]	1.2%	0	0	*
Jeremy Philips	44,762[7]	*	0	0	*
Jane Jie Sun	27,043[10]	*	0	0	*
Albert Rosenthaler	50,340[7]	*	0	0	*
Robert S. Wiesenthal	44,762[7]	*	0	0	*
Matt Goldberg	0	*	0	0	*
Michael Noonan	0	*	0	0	*
Seth J. Kalvert	437,485[11]	*	0	0	*
Ernst Teunissen	485,841[12]	*	0	0	*
Kanika Soni	318,638[13]	*	0	0	*
Lindsay Nelson	0	*	0	0	*
All executive officers, directors and director nominees as a group (15 persons)	6,288,593[14]	4.3%	0	0	2.4%

* The percentage of shares beneficially owned does not exceed 1% of the class.

(1) Based on information contained in a Schedule 13D/A filed with the SEC on August 12, 2022, by LTRIP. Consists of 16,445,894 shares of common stock and 12,799,999 shares of Class B Common Stock owned by LTRIP. Excludes shares beneficially owned by the executive officers and directors of LTRIP, as to which LTRIP disclaims beneficial ownership.

(2) Based solely on information contained in a Schedule 13G/A filed with the SEC on February 9, 2023, by The Vanguard Group ("Vanguard"). According to the Schedule 13G/A, Vanguard beneficially owns 10,740,789 shares of common stock and has sole dispositive power with respect to 10,604,773 shares of common stock.

(3) Based solely on information contained in a Schedule 13G/A filed with the SEC on January 31, 2023, by BlackRock, Inc. According to the Schedule 13G/A, BlackRock beneficially owns and has sole dispositive power with respect to 9,644,646 shares of common stock and has sole voting power with respect to 9,212,788 shares.

(4) Based solely on information contained in a Schedule 13G/A filed with the SEC on February 14, 2023, by PAR Investment Partners, L.P. According to the Schedule 13G/A, PAR beneficially owns and has sole dispositive power with respect to 8,500,000 shares of common stock and has sole voting power with respect to 8,500,000 shares.

(5) Includes 1,938 shares of common stock that are held by the Maffei Foundation. Mr. Maffei and his wife, as the two directors of the Maffei Foundation, have shared voting and investment power with respect to any shares held by the Maffei Foundation. Also includes 12,800 RSUs that will vest and settle within 60 days of April 17, 2023.

(6) Includes options to purchase 1,942,715 shares of common stock that are currently exercisable, options to purchase 7,200 shares of common stock that will be exercisable within 60 days of April 17, 2023 and 6,649 RSUs that will vest and settle within 60 days of April 17, 2023.

(7) Includes 12,800 RSUs that will vest and settle within 60 days of April 17, 2023.

(8) Includes 12,800 RSUs that will vest and settle within 60 days of April 17, 2023. Mr. Hoag holds directly these RSUs and 27,153 shares resulting from RSUs that previously vested and has sole voting and dispositive power over these securities; however, TCV IX Management,

L.L.C. has a right to 100% of the pecuniary interest in such securities. Mr. Hoag is a Member of TCV IX Management, L.L.C. and disclaims beneficial ownership of such RSUs and the shares underlying such RSUs except to the extent of his pecuniary interest therein. The remaining 2,281,000 shares are held directly by TCV IX Tumi, L.P., TCV IX Tumi (A), L.P., TCV IX Tumi (B), L.P., and TCV IX Tumi (MF), L.P. (the "TCV Funds"). Mr. Hoag is a Class A Member of Technology Crossover Management IX, Ltd. ("Management IX") and a limited partner of Technology Crossover Management IX, L.P. ("TCM IX"). Management IX is the sole general partner of TCM IX, which in turn is the sole general partner of TCV IX, L.P., which in turn is the sole member of TCV IX TUMI GP, LLC, which in turn is the sole general partner each of the TCV Funds. Mr. Hoag does not hold voting or dispositive power over the shares held by the TCV Funds and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(9)   Includes (i) 1,713,859 shares of the Company's common stock held by an entity affiliated with Certares Management LLC (together with its affiliates, "Certares") that Mr. O'Hara may be deemed to beneficially own, and (ii) 12,800 RSUs that will vest and settle within 60 days of April 17, 2023. These RSUs, along with 16,682 shares resulting from RSUs that previously vested, were granted under the Company's 2018 Plan to Mr. O'Hara in consideration for services rendered as a member of the Board. Mr. O'Hara is an employee of Certares. Pursuant to policies of Certares, Mr. O'Hara holds the RSUs and shares resulting from the vested RSUs described herein for the benefit of Certares. Mr. O'Hara disclaims beneficial ownership of the shares held by Certares except to the extent of Mr. O'Hara's pecuniary interest in therein.

(10) Includes 12,800 RSUs that will vest and settle within 60 days of April 17, 2023. These RSUs were granted under the Company's 2018 Plan to Ms. Sun in consideration for services rendered as a member of the Company's Board of Directors. Ms. Sun is an employee of Trip.com Group Limited or one of its affiliates (collectively, "Trip.com"). Ms. Sun disclaims beneficial ownership of any shares held by Trip.com except to the extent of Ms. Sun's interest therein.

(11) Includes options to purchase 360,638 shares of common stock that are currently exercisable, options to purchase 1,552 shares of common stock that will be exercisable within 60 days of April 17, 2023 and 9,035 RSUs that will vest and settle within 60 days of April 17, 2023.

(12) Includes options to purchase 415,087 shares of common stock that are currently exercisable.

(13) Includes options to purchase 178,426 shares of common stock that are currently exercisable.

(14) Includes options to purchase 2,896,866 shares of common stock that are currently exercisable, options to purchase 8,752 shares of common stock that will be exercisable within 60 days of April 17, 2023 and 130,884 RSUs that will vest and settle within 60 days of April 17, 2023.

Changes in Control

We know of no arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of our company.

Delinquent Section 16(a) Reports

Pursuant to Section 16(a) of the Exchange Act, Tripadvisor officers and directors and persons who beneficially own more than 10% of the registered class of a registered class of Tripadvisor's equity securities are required to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) with the SEC. Such persons are required by the rules of the SEC to furnish Tripadvisor with copies of all such forms they file. Based solely on a review of the copies of such forms furnished to the Company and/or written representations that no additional forms were required, Tripadvisor believes that all of the Company's directors, officers and 10% beneficial holders complied with all of the reporting requirements applicable to them with respect to transactions during 2022, with the following exceptions: a Form 4 for Stephen Kaufer was filed eight days late on March 4, 2022, Form 4s for Seth Kalvert and Kanika Soni were filed one day late on May 18, 2022, two Form 4s for Geoffrey Gouvalaris on May 18, 2022 and October 25, 2022, both one day late, and two Form 4s for Ernst Teunissen filed on May 18, 2022 and November 21, 2022, one and two days late, respectively.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review and Approval or Ratification of Related Person Transactions

Pursuant to the Company's Related Party Transactions Policy, we will enter into or ratify a "related person transaction" only when it has been approved by the Audit Committee of the Board, in accordance with its written charter. Related persons include our executive officers, directors, 5% or more beneficial owners of our common stock or immediate family members of these persons and entities in which one of these persons has a direct or indirect material interest. Related person transactions are transactions that meet the minimum threshold for disclosure in the proxy statement under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person or entity has a direct or indirect material interest). When a potential related person transaction is identified, management presents it to the Audit Committee to determine whether to approve or ratify such a transaction. When determining whether to approve, ratify, disapprove or reject any related person transaction, the Audit Committee considers all relevant factors, including the extent of the related person's interest in the transaction, whether the terms are commercially reasonable and whether the related person transaction is consistent with the best interests of Tripadvisor and our stockholders.

The legal and accounting departments work with business units throughout Tripadvisor to identify potential related person transactions prior to execution. In addition, we take the following steps with regard to related person transactions:

- On an annual basis, each director, director nominee and executive officer of Tripadvisor completes a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with us during the last fiscal year in which the director, director nominee or executive officer, or any member of his or her immediate family, had a direct or indirect material interest.
- Each director, director nominee and executive officer is expected to promptly notify our legal department of any direct or indirect interest that such person or an immediate family member of such person had, has or may have in a transaction in which we participate.
- Tripadvisor monitors its accounts payable, accounts receivable and other databases to identify any other potential related person transactions that may require disclosure.
- Any reported transaction that our legal department determines may qualify as a related person transaction is referred to the Audit Committee.

If any related person transaction is not approved, the Audit Committee may take such action as it may deem necessary or desirable in the best interests of Tripadvisor and our stockholders.

Related Person Transactions

On August 27, 2014, the entire beneficial ownership of our common stock and Class B common stock held by Liberty was transferred to LTRIP. Simultaneously, Liberty, LTRIP's former parent company, distributed, by means of a dividend, to the holders of its Liberty Ventures common stock, Liberty's entire equity interest in LTRIP. We refer to this transaction as the "Liberty Spin-Off." As a result of the Liberty Spin-Off, effective August 27, 2014, LTRIP became a separate, publicly traded company holding 100% of Liberty's interest in Tripadvisor.

As of the record date, LTRIP beneficially owned 16,445,894 shares of our common stock and 12,799,999 shares of our Class B common stock, which shares constitute 12.7% of the outstanding shares of common stock and 100% of the outstanding shares of Class B common stock. Assuming the conversion of all of LTRIP's shares of Class B common stock into common stock, LTRIP would beneficially own 20.6% of the outstanding common stock (calculated in accordance with Rule 13d-3). Because each share of Class B common stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, LTRIP may be deemed to beneficially own equity securities representing 56.1% of our voting power. As a result, LTRIP is effectively able to control the outcome of all matters submitted to a vote or for the consent of Tripadvisor's stockholders (other than with respect to the election by the holders of Tripadvisor common stock of 25% of the members of Tripadvisor's Board and matters as to which Delaware law requires a separate class vote).

On November 6, 2019, the Company announced a strategic partnership to expand global cooperation, including a joint venture, global content agreements and governance agreement with Trip.com. First, Ctrip Investment Holding Ltd., a subsidiary of Trip.com Group, has entered into a joint venture with TripAdvisor's subsidiary TripAdvisor Singapore Private Limited pursuant to which the joint venture will operate globally as TripAdvisor China. Second, Trip.com Group and TripAdvisor have entered into global content agreements providing for distribution of selected TripAdvisor content on major Trip.com Group brands, including Trip.com, Skyscanner and Qunar. On June 1, 2021 Trip.com and Tripadvisor agreed to expand their strategic partnership to include Tripadvisor Plus. Initially, Trip.com would provide access to preferential pricing on at least 10,000 properties to benefit the Tripadvisor Plus offering, Tripadvisor's new, direct-to-consumer subscription service. Concurrently, Trip.com was granted approval under the Governance Agreement to sell its holdings in Tripadvisor to meet its corporate needs. As a result of these sales, Trip.com relinquished its contractual right under the Governance Agreement to nominate a director to the Tripadvisor Board, which position had been held by Trip.com Group CEO, Jane Sun. However, as an indication of the commitment to the ongoing relationship between the companies, Ms. Sun continues to serve on the Tripadvisor Board.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

Tripadvisor files annual, quarterly and current reports, proxy statements and other information with the SEC. Tripadvisor's filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. Tripadvisor's SEC filings are also available to the public from commercial retrieval services.

The SEC allows Tripadvisor to "incorporate by reference" the information that Tripadvisor's files with the SEC, which means that Tripadvisor can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement.

ANNUAL REPORTS

Tripadvisor's Annual Report to Stockholders for 2023, which includes our 2022 Annual Report (not including exhibits), is available at http://ir.Tripadvisor.com/annual-proxy.cfm. Upon written request to Tripadvisor, Inc., 400 1st Avenue, Needham, Massachusetts 02494, Attention: Secretary, Tripadvisor will provide, without charge, an additional copy of Tripadvisor's 2022 Annual Report on Form 10-K. Tripadvisor will furnish any exhibit contained in the 2022 Annual Report upon payment of a reasonable fee. Stockholders may also review a copy of the 2022 Annual Report (including exhibits) by accessing Tripadvisor's corporate website at www.Tripadvisor.com or the SEC's website at www.sec.gov.

PROPOSALS BY STOCKHOLDERS FOR PRESENTATION AT THE 2024 ANNUAL MEETING

Stockholders who wish to have a proposal considered for inclusion in Tripadvisor's proxy materials for presentation at the 2024 Annual Meeting of Stockholders must ensure that their proposal is received by Tripadvisor no later than December 29, 2023, at its principal executive offices at 400 1st Avenue, Needham, Massachusetts 02494, Attention: Secretary. The proposal must be made in accordance with the provisions of Rule 14a-8 of the Exchange Act. Stockholders who intend to present a proposal at the 2024 Annual Meeting of Stockholders without inclusion of the proposal in Tripadvisor's proxy materials are required to provide notice of such proposal to Tripadvisor at its principal executive offices no later than March 14, 2024. Stockholders who intend to solicit proxies in support of director nominees other than the Board's nominees must also provide written notice to the Secretary that sets forth all the information required by Rule 14a-19 of the Exchange Act. Tripadvisor reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS SHARING AN ADDRESS

     If you share an address with any of our other stockholders, your household might receive only one copy of the Proxy Statement, 2022 Annual Report and Notice, as applicable. To request individual copies of any of these materials for each stockholder in your household, please contact Tripadvisor, Inc., 400 1st Avenue, Needham, Massachusetts 02494, Attention: Secretary, or call us at (781) 800-5000. We will deliver copies of the Proxy Statement, 2022 Annual Report and/or Notice promptly following your request. To ask that only one copy of any of these materials be mailed to your household, please contact your broker.

Needham, Massachusetts

April 24, 2023

REDOMESTICATION RESOLUTIONS

Plan of Conversion

WHEREAS, The Board of Directors (the "***Board***") of Tripadvisor, Inc., a Delaware corporation (the "***Corporation***") has considered and discussed with management and the Board's advisors the merits and risks of approving the conversion of the Company to a corporation organized under the laws of the State of Nevada pursuant to and in accordance with Section 92A.195 of the Nevada Revised Statutes (the "***NRS***") and Section 266 of the General Corporation Law of the State of Delaware (the "***DGCL***") and the proposed Plan of Conversion attached hereto and incorporated by reference herein as Exhibit A (the "***Plan of Conversion***");

WHEREAS, The Plan of Conversion provides, among other things, that the Company will convert from a Delaware corporation to a Nevada corporation (the Company from and after the Effective Time (as defined below), the "***Converted Corporation***"), pursuant to and in accordance with Section 92A.195 of the NRS and Section 266 of the DGCL and the terms and conditions of the Plan of Conversion (the "***Conversion***");

WHEREAS, The Plan of Conversion provides, among other things, that, if the Plan of Conversion has not been terminated in accordance with the terms of the Plan of Conversion, the Company shall file a certificate of conversion (the "***DE Certificate of Conversion***") with the Secretary of State of the State of Delaware and articles of conversion (the "***NV Articles of Conversion***") with the Nevada Secretary of State;

WHEREAS, The Conversion shall become effective upon the filing of the DE Certificate of Conversion and the NV Articles of Conversion or at such later date and time as specified in the DE Certificate of Conversion and the NV Articles of Conversion (the "***Effective Time***");

WHEREAS, The Plan of Conversion provides that at the Effective Time, by virtue of the Conversion and without any further action on the part of any holder thereof, the Company or any other person:

(i)   each share of common stock, par value $0.001 per share, of the Company issued and outstanding immediately prior to the Effective Time will be automatically converted into one (1) share of common stock, par value $0.001 per share, of the Converted Corporation;

(ii)   each share of Class B common stock, par value $0.001 per share, of the Company issued and outstanding immediately prior to the Effective Time will be automatically converted into one (1) share of Class B common stock, par value $0.001 per share, of the Converted Corporation; and

WHEREAS, Based upon the information and advice presented by the Company's management and after discussions and review by the Board of the principal terms and conditions of the proposed transactions set forth in the Plan of Conversion and the agreements and other documents relating thereto and taking into consideration a number of factors, the Board desires to (i) approve and declare advisable the Conversion and approve, adopt, and declare advisable the Plan of Conversion, (ii) determine that the Plan of Conversion, and the transactions contemplated thereby, including the Conversion (collectively, the "***Transactions***"), are advisable and fair to, and in the best interests of, the Company and its stockholders, (iii) direct that these resolutions of the Board approving the Conversion pursuant to and in accordance with applicable law and the Plan of Conversion be submitted to the stockholders of the Company for approval and adoption, (iv) resolve to recommend that the stockholders of the Company approve the adoption of these resolutions of the Board, and (v) approve the following resolutions:

NOW, THEREFORE, BE IT RESOLVED, That the Board hereby (i) approves and declares advisable the Conversion and approves, adopts, and declares advisable the Plan of Conversion, (ii) determines that the Plan of Conversion and the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders, (iii) directs that these resolutions of the Board be submitted to the stockholders of the Company for adoption, and (iv) recommends that the stockholders of the Company approve the adoption of these resolutions of the Board; and be it further

RESOLVED, That the form, terms, provisions, and conditions of the Plan of Conversion, be, and the same hereby are, in all respects approved, and the Transactions and all other actions or matters necessary or appropriate to give effect to the foregoing be, and the same hereby are, in all respects approved; and be it further

RESOLVED, That, to the extent applicable to the Company or to the Transactions, the effectuation by the Company of the Plan of Conversion and the Transactions be, and the same hereby are, approved for all purposes under NRS 78.411 through 78.444, inclusive; and be it further

RESOLVED, That notwithstanding the foregoing resolutions and notwithstanding the receipt of the requisite stockholder approval of the adoption of these resolutions of the Board and the approval of the Plan of Conversion, including the Conversion, the Board may abandon the Plan of Conversion and the Transactions without further action by the stockholders of the Company, at any time prior to the Effective Time.

ANNEX B

PLAN OF CONVERSION

This Plan of Conversion (this "Plan") sets forth certain terms of the conversion of Tripadvisor, Inc., a Delaware corporation (the "Delaware Corporation"), to a Nevada corporation (the "Nevada Corporation"), pursuant to the terms of the General Corporation Law of the State of Delaware (as amended, the "DGCL") and Chapters 78 and 92A of the Nevada Revised Statutes (as amended, the "NRS").

RECITALS:

A. The Delaware Corporation was incorporated on July 20, 2011.

B. Upon the terms and subject to the conditions set forth in this Plan, and in accordance with Section 266 of the DGCL and NRS 92A.195, the Delaware Corporation will be converted to a Nevada Corporation.

C. The Board of Directors of the Delaware Corporation (the "Board") has (i) determined that the Conversion (as defined below) is advisable and in the best interests of the Delaware Corporation and its stockholders and recommended the approval of the Conversion by the stockholders of the Delaware Corporation and (ii) approved and adopted this Plan, the Conversion, and the other documents and transactions contemplated by this Plan, including the Articles of Incorporation and the Bylaws of the Nevada Corporation, the Delaware Certificate of Conversion and the Nevada Articles of Conversion (as each is defined below).

D. The stockholders of the Delaware Corporation have approved and adopted this Plan, the Conversion, and the other documents and transactions contemplated by this Plan, including the Articles of Incorporation and the Bylaws of the Nevada Corporation, the Delaware Certificate of Conversion and the Nevada Articles of Conversion.

E. In connection with the Conversion, at the Effective Time (as hereinafter defined), each share of Common Stock, par value $0.001 per share (the "Delaware Common Stock") and Class B Common Stock, par value $0.001 per share (the "Delaware Class B Common Stock") of the Delaware Corporation issued and outstanding immediately prior to the Effective Time shall be converted into one share of Common stock, par value $0.001 per share (the "Nevada Common Stock") and one share of Class B Common Stock, par value $0.001 per share (the "Nevada Class B Common Stock") of the Nevada Corporation.

F. The mode of carrying out the Conversion into effect shall be as described in this Plan.

ARTICLE I
THE CONVERSION

1.1 Conversion.   At the Effective Time (as hereinafter defined), the Delaware Corporation will be converted to the Nevada Corporation, pursuant to, and in accordance with, Section 266 of the DGCL and NRS 92A.195 (the "Conversion"), whereupon the Delaware Corporation will continue its existence in the organizational form of the Nevada Corporation, which will be subject to the laws of the State of Nevada. The Board and the stockholders of the Delaware Corporation have approved and adopted this Plan, the Conversion, and the other documents and transactions contemplated by this Plan, including the Articles of Incorporation and Bylaws of the Nevada Corporation, the Delaware Certificate of Conversion and the Nevada Articles of Conversion.

1.2 Certificate of Conversion.   The Delaware Corporation shall file a certificate of conversion in the form attached hereto as Exhibit A (the "Delaware Certificate of Conversion") with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") and shall file articles of conversion in the form attached hereto as Exhibit B (the "Nevada Articles of Conversion") and articles of incorporation in the form attached hereto as

Exhibit C (the "Nevada Articles of Incorporation") with the Nevada Secretary of State, and the Delaware Corporation or the Nevada Corporation, as applicable, shall make all other filings or recordings required by the DGCL or the NRS in connection with the Conversion.

1.3 Effective Time.   The Conversion will become effective upon the filing of the Delaware Certificate of Conversion with the Delaware Secretary of State and the Nevada Articles of Conversion and Nevada Articles of Incorporation filed with the Nevada Secretary of State or at a such later time as specified in the Delaware Certificate of Conversion and the Nevada Articles of Conversion (the "Effective Time").

ARTICLE II

ORGANIZATION

2.1 Nevada Governing Documents.   At the Effective Time, the Nevada Articles of Incorporation and the Bylaws of the Nevada Corporation in the form attached hereto as Exhibit D (together with the Nevada Articles of Incorporation, the "Nevada Governing Documents"), shall govern the Nevada Corporation until amended and/or restated in accordance with the Nevada Governing Documents and applicable law.

2.2 Directors and Officers.   From and after the Effective Time, by virtue of the Conversion and without any further action on the part of the Delaware Corporation or its stockholders, the members of the Board and the officers of the Delaware Corporation holding their respective offices in the Delaware Corporation existing immediately prior to the Effective Time shall continue in their respective offices as members of the Board and officers of the Nevada Corporation.

ARTICLE III
EFFECT OF THE CONVERSION

3.1 Effect of Conversion.   At the Effective Time, the effect of the Conversion will be as provided by this Plan and by the applicable provisions of the DGCL and the NRS. Without limitation of the foregoing, for all purposes of the laws of the State of Delaware and Nevada, all of the rights, privileges, and powers of the Delaware Corporation, and all property, real, personal, and mixed, and all debts due to the Delaware Corporation, as well as all other things and causes of action belonging to the Delaware Corporation, shall remain vested in the Nevada Corporation and shall be the property of the Nevada Corporation, and all debts, liabilities, and duties of the Delaware Corporation shall remain attached to the Nevada Corporation, and may be enforced against the Nevada Corporation to the same extent as if said debts, liabilities, and duties had originally been incurred or contracted by the Nevada Corporation.

3.2 Conversion of Shares.   At the Effective Time, by virtue of the Conversion and without any further action by the Delaware Corporation or the stockholders, (i) each share of Delaware Common Stock issued and outstanding immediately before the Effective Time shall be converted into one share of Nevada Common Stock, and all options, warrants or other entitlement to receive a share of Delaware Common Stock shall automatically be converted into an option, warrant or other entitlement to receive a share of Nevada Common Stock and (ii) each share of Delaware Class B Common Stock issued and outstanding immediately before the Effective Time shall be converted into one share of Nevada Class B Common Stock, and all options, warrants or other entitlement to receive a share of Delaware Class B Common Stock shall automatically be converted into an option, warrant or other entitlement to receive a share of Nevada Class B Common Stock.

ARTICLE IV

MISCELLANEOUS

4.1 Abandonment or Amendment.   At any time prior to the filing of the Certificate of Conversion with the Delaware Secretary of State, the Delaware Corporation may abandon the proposed Conversion and terminate this Plan to the extent permitted by law or may amend this Plan.

4.2 Captions.   The captions in this Plan are for convenience only and shall not be considered a part, or to affect the construction or interpretation, of any provision of this Plan.

4.3 Tax Reporting.   The Conversion is intended to be a "reorganization" for purposes of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and this Plan of Conversion is hereby adopted as a "plan of reorganization" for purposes of the Section 368(a)(1)(F) of the Code.

4.4 Governing Law.   This Plan shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware.

ANNEX C

ARTICLES OF INCORPORATION
OF
TRIPADVISOR, INC.

ARTICLE I
Name

The name of the corporation is Tripadvisor, Inc. (the "Corporation").

ARTICLE II
Purpose and Powers

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under Chapter 78 of the Nevada Revised Statutes, as the same exists or may hereafter be amended (the "NRS").

ARTICLE III
Capital Stock

The total number of shares of capital stock which the Corporation shall have authority to issue is two billion one hundred million (2,100,000,000) shares of stock, comprised of one billion six hundred million (1,600,000,000) shares of Common stock, $0.001 par value per share, four hundred million (400,000,000) shares of Class B Common Stock, $0.001 par value per share, and one hundred million (100,000,000) shares of Preferred Stock, $0.001 par value per share.

A statement of the designation of each class and powers, preferences and rights, and qualifications, limitations or restrictions thereof is as follows:

A)   Common Stock.

i.   The holders of Common Stock shall be entitled to receive, share for share with the holders of shares of Class B Common Stock, such distributions if, as and when declared from time to time by the Board of Directors (the "Board").

ii.   In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding-up of the Corporation, the holders of Common Stock shall be entitled to receive, share for share with the holders of shares of Class B Common Stock, all the assets of the Corporation of whatever kind available for distribution to stockholders of the Corporation ("Stockholders"), after the rights of the holders of the Preferred Stock have been satisfied.

iii. Each holder of a share of Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the Stockholders. Except as otherwise provided herein or by the NRS, the holders of Common Stock and the holders of Class B Common Stock shall at all times vote on all matters (including the election of directors) together as one class.

B)   Class B Common Stock

i.   The holders of the Class B Common Stock shall be entitled to receive, share for share with the holders of shares of Common Stock, such distributions if, as and when declared from time to time by the Board.

ii. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of the Class B Common Stock shall be entitled to receive, share for share with the holders of shares of Common Stock, all the assets of the Corporation of whatever kind available for distribution to Stockholders, after the rights of the holders of Preferred Stock have been satisfied.

iii. Each holder of a share of Class B Common Stock shall be entitled to ten votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the Stockholders. Except as otherwise provided herein or by the NRS, the holders of Common Stock and the holders of Class B Common Stock shall at all times vote on all matters (including the election of directors) together as one class.

C) Other Matters Affecting Shareholders of Common Stock and Class B Common Stock.

i. In no event shall any share dividends or stock splits or combinations of stock be declared or made on Common Stock or Class B Common Stock unless the shares of Common Stock and Class B Common Stock at the time outstanding are treated equally and identically, except that such dividends or stock splits or combinations shall be made in respect of shares of Common Stock and Class B Common Stock in the form of shares of Common Stock or Class B Common Stock, respectively.

ii. Shares of Class B Common Stock shall be convertible into shares of Common Stock of the Corporation at the option of the holder thereof at any time on a share for share basis. Such conversion ratio shall in all events be equitably preserved in the event of any recapitalization of the Corporation by means of a stock dividend on, or a stock split or combination of, outstanding Common Stock or Class B Common Stock, or in the event of any merger, consolidation or other reorganization of the Corporation with another corporation.

iii. Upon the conversion of shares of Class B Common Stock into shares of Common Stock, such shares of Class B Common Stock shall be retired and shall not be subject to reissue.

iv. Notwithstanding anything to the contrary in these articles of incorporation (as amended from time to time, the "Articles of Incorporation"), the holders of Common Stock, acting as a single class, shall be entitled to elect twenty-five percent (25%) of the total number of directors, and in the event that twenty-five percent (25%) of the total number of directors shall result in a fraction of a director, then the holders of the Common Stock, acting as a single class, shall be entitled to elect the next higher whole number of directors.

D) Preferred Stock.

The Board shall have the authority, by resolution, to designate the powers, preferences, rights and qualifications, limitations, and restrictions of the Preferred Stock. To the extent permitted by the NRS, the number of authorized shares of Preferred Stock or any class or series thereof may be increased or decreased by the affirmative vote of the holders of a majority of the voting power of the Corporation entitled to vote.

ARTICLE IV
Board of Directors

A) Power of the Board of Directors.

Except as otherwise provided by the NRS, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Nevada, the Board shall have the power and is expressly authorized to make, adopt, amend, alter or repeal the bylaws of the Corporation (as amended from time to time, the "Bylaws") by the affirmative vote of a majority of the entire Board (assuming no vacancies on the Board), but the Stockholders may make additional Bylaws and may alter or repeal any Bylaw whether adopted by them or otherwise.

B)   <u>Number of Directors</u>.

The number of directors of the Corporation shall be such number as shall be determined from time to time in accordance with the Bylaws.

The Chair of the Board may only be removed without cause by the affirmative vote of at least 80% of the entire Board. The provisions of this paragraph may not be amended, altered, changed, or repealed, or any provision inconsistent therewith adopted, without the approval of at least (i) 80% of the entire Board and (ii) 80% of the voting power of the Corporation's outstanding voting securities, voting together as a single class.

C)   <u>Powers and Authority</u>.

In addition to the powers and authority expressly conferred upon them herein or by statute, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the NRS and these Articles of Incorporation.

ARTICLE V
Stockholder Action

A)   <u>Election of Directors</u>.

Election of directors need not be by written ballot except and to the extent provided in the Bylaws.

B)   <u>Advance Notice</u>.

Advance notice of nominations for the election of directors or proposals or other business to be considered by stockholders, which are made by any stockholder of the Corporation, shall be given in the manner and to the extent provided in the Bylaws.

C)   <u>Stockholder Meetings</u>.

Meetings of stockholders may be held within or without the State of Nevada, as determined by the Board. The books of the Corporation may be kept (subject to any provision contained in the NRS) outside the State of Nevada at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VI
Limitation of Liability; Indemnification

A)   To the fullest extent permitted under the NRS (including, without limitation, NRS 78.7502, NRS 78.751 and 78.752) and other applicable law, the Corporation shall indemnify directors and officers of the Corporation in their respective capacities as such and in any and all other capacities in which any of them serves at the request of the Corporation.

B)   In addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the Corporation in its Bylaws or by agreement, the expenses of directors and officers incurred in defending a civil or criminal action, suit or proceeding, involving alleged acts or omissions of such director or officer in his or her capacity as a director or officer of the Corporation, must be paid, by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation.

C)   The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS. If the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time.

D)   Any repeal or modification of this Article VI approved by the Stockholders shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing as of the time of such repeal or modification. In the event of any conflict between this Article VI and any other article of these Articles of Incorporation, the terms and provisions of this Article VI shall control

E)   Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person that provide for indemnification greater or different than that provided in this Article VI.

ARTICLE VII
Amendment of Articles of Incorporation

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed in these Articles of Incorporation or the NRS, and all rights herein conferred upon stockholders are granted subject to *this* reservation except that under no circumstances may such amendment be adopted except as prescribed by Article III and provided further that the rights of the Class B Common Stock may not be amended, altered, changed or repealed without the approval of the holders of the requisite number of said shares of Class B Common Stock.

ARTICLE VIII
Competition and Corporate Opportunities

A)   Generally.

To the extent provided in the following sentence, the Corporation renounces any interest or expectancy of the Corporation or any of its Affiliated Companies in, or in being offered an opportunity to participate in, any Dual Opportunity about which a Dual Role Person acquires knowledge. A Dual Role Person shall have no duty to communicate or offer to the Corporation or any of its Affiliated Companies any Dual Opportunity that such Dual Role Person has communicated or offered to Liberty Tripadvisor Holdings, Inc. ("LTRIP"), shall not be prohibited from communicating or offering any Dual Opportunity to LTRIP, and shall not be liable to the Corporation or its Stockholders for breach of any fiduciary duty as a stockholder, director or officer of the Corporation, as the case may be, resulting from (i) the failure to communicate or offer to the Corporation or any of its Affiliated Companies any Dual Opportunity that such Dual Role Person has communicated or offered to LTRIP or (ii) the communication or offer to LTRIP of any Dual Opportunity, so long as (x) the Dual Opportunity does not become known to the Dual Role Person in his or her capacity as a director or officer of the Corporation, and (y) the Dual Opportunity is not presented by the Dual Role Person to any party other than LTRIP and the Dual Role Person does not pursue the Dual Opportunity individually.

B)   Certain Matters Deemed not Corporate Opportunities.

In addition to and notwithstanding the foregoing provisions of this Article VIII, the Corporation renounces any interest or expectancy of the Corporation or any of its Affiliated Companies in, or in being offered an opportunity to participate in, any business opportunity that the Corporation is not financially able or contractually permitted or legally able to undertake. Moreover, nothing in this <u>Article VIII</u> shall amend or modify in any respect any written contractual agreement between LTRIP on the one hand and the Corporation or any of its Affiliated Companies on the other hand.

C)   <u>Defined Terms</u>.

For purposes of this <u>Article VIII</u>:

"<u>Affiliate</u>" means with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of the foregoing definition, the term "<u>controls</u>," "<u>is controlled by</u>," or "<u>is under common control with</u>" means the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"<u>Affiliated Company</u>" means (i) with respect to the Corporation, any Person controlled by the Corporation, and (ii) with respect to LTRIP, any Person controlled by LTRIP (other than the Corporation and its subsidiaries).

"<u>Dual Opportunity</u>" means any potential transaction or matter which may be a corporate opportunity for the Corporation or any of its Affiliated Companies, on the one hand, and LTRIP or its Affiliated Companies, on the other hand.

"<u>Dual Role Person</u>" means any individual who is an officer or director of both the Corporation and LTRIP.

"<u>Person</u>" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

D)   <u>Termination</u>.

The provisions of this <u>Article VIII</u> shall have no further force or effect at such time as (i) the Corporation and LTRIP are not Affiliates of one another and (ii) none of the directors and/or officers of LTRIP serve as directors and/or officers of the Corporation and its Affiliated Companies; <u>provided</u>, <u>however</u>, that any such termination shall not terminate the effect of such provisions with respect to any agreement, arrangement or other understanding between the Corporation or an Affiliated Company thereof on the one hand, and LTRIP, on the other hand, that was entered into before such time or any transaction entered into in the performance of such agreement, arrangement or other understanding, whether entered into before or after such time.

E)   <u>Deemed Notice</u>.

Any person or entity purchasing or otherwise acquiring or obtaining any interest in any capital stock of the Corporation shall be deemed to have notice and to have consented to the provisions of this <u>Article VIII</u>.

F)   <u>Severability</u>.

The invalidity or unenforceability of any particular provision, or part of any provision, of this <u>Article VIII</u> shall not affect the other provisions or parts hereof, and this <u>Article VIII</u> shall be construed in all respects as if such invalid or unenforceable provisions or parts were omitted.


ARTICLE IX
Forum Selection


To the fullest extent permitted by law, and unless the Corporation consents in writing to the selection of an alternative forum, the Eighth Judicial District Court sitting in Clark County in the State of Nevada (the "Nevada Court") shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the NRS or these Articles of Incorporation or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Nevada, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder's counsel. Notwithstanding the foregoing, the Nevada Court shall not be the sole and exclusive forum for any of the following actions: (A) as to which the Nevada Court determines that there is an indispensable party not subject to the jurisdiction of the Nevada Court (and the indispensable party does not consent to the personal jurisdiction of the Nevada Court within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Nevada Court, (C) for which the Nevada Court does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Nevada Court and the federal district court for the District of Nevada shall have concurrent jurisdiction. Furthermore, notwithstanding the foregoing, the provisions of this Section (A) will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to this Article IX.

ARTICLE X
Inapplicability of Controlling Interest Statutes

Notwithstanding any other provision in these Articles of Incorporation to the contrary, and in accordance with the provisions of NRS 78.378, the provisions of NRS 78.378 to 78.3793, inclusive, or any successor statutes, relating to acquisitions of controlling interests in the Corporation shall not apply to the Corporation or to any acquisition of any shares of the Corporation's capital stock.

ANNEX D

BYLAWS

OF

TRIPADVISOR, INC.

ARTICLE I

OFFICES

Section 1. Principal Executive Office. The principal executive office of Tripadvisor, Inc. (the "Corporation") shall be at such place established by resolution of the board of directors of the Corporation (the "Board" or the "Board of Directors") in its discretion. The Board shall have full power and authority to change the location of the principal executive office.

Section 2. Registered Office. Other offices and places of business within or without the State of Nevada may be established from time to time by resolution of the Board or as the business of the Corporation may require.

Section 3. Other Offices. The Corporation may also have offices at such other places, both within and without the State of Nevada, as the Board may from time to time determine or the business of the Corporation may require.

ARTICLE II

STOCKHOLDERS

Section 1. Place of Meeting. Meetings of stockholders may be held at such place, either within or without the State of Nevada, as may be designated by the Board. If no designation is made, the place of the meeting shall be the principal office of the Corporation.

Section 2. Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such time and date as shall be designated from time to time by the Board, the Chief Executive Officer or the chairman of the Board of Directors (the "Chairman") and stated in the Corporation's notice of the meeting. Except as otherwise restricted by the Corporation's Articles of Incorporation (as may be amended, restated, modified, or supplemented from time to time, the "Articles of Incorporation") or applicable law, the Board, the Chief Executive Officer, or the Chairman may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders, before or after the notice for such meeting has been sent to the stockholders.

Section 3. Special Meetings. Special meetings of the stockholders may be called by the Chairman of the Board or a majority of the Board.

Section 4. Notice. Whenever stockholders are required or permitted to take any action at a meeting, whether annual or special, a written notice of the meeting shall be given by the Corporation to each stockholder of record entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of such meeting. Such notice shall state the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and, in the case of a special meeting, the purpose or purposes for which the meeting was called. Unless otherwise required by law, the Articles of Incorporation or these Bylaws (as may be further amended, restated, modified, or supplemented from time to time, these "Bylaws"), notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to notice of and to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice will be effective if given by a form of electronic transmission consented to (in a manner consistent with the NRS, as defined below) by the stockholder to whom the notice is given. If notice is given by mail, such notice will be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice will be deemed given at the time specified in NRS 78.370 .

Section 5. <u>**Adjourned Meetings.**</u> Any meeting of the stockholders, annual or special, whether or not a quorum is present, may be adjourned from time to time for any reason by either the Chairman of the meeting or by a resolution adopted by the majority of the Board or in accordance with <u>Section 6</u> below. When a meeting is adjourned to another time or place, except as required by law, notice of the adjourned meeting need not be given if the time, place, if any, thereof and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which the adjournment is taken, if the adjournment is for not more than sixty (60) days later than the date set for the original meeting, and if no new record date is fixed for the adjourned meeting. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting.

Section 6. <u>**Quorum.**</u> Unless otherwise required by applicable law or the Articles of Incorporation, the holders of a majority of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, then either the Chairman of the meeting or the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in <u>Section 5</u> hereof, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the withdrawal of enough stockholders to leave less than a quorum.

Section 7. <u>**Voting.**</u> Except as otherwise provided in the Articles of Incorporation, each stockholder shall at every meeting of the stockholders be entitled to vote in person or by proxy each share of the class of capital stock having voting power held by such stockholder.

Section 8. <u>**Participation at Stockholder Meetings by Remote Communications.**</u> The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Nevada Revised Statutes (as amended from time to time, "NRS") 78.320(4) and any applicable part of NRS Chapter 78 or any successor provision. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication, (a) participate in a meeting of stockholders and (b) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by remote communication, provided that (x) the Corporation may implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (y) the Corporation may implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (z) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 9. <u>**Proxies.**</u> Each stockholder entitled to vote at a meeting of stockholders has the right to do so either in person or by one (1) or more agents authorized by a proxy, which may be in the form of a telegram, cablegram or other means of electronic transmission, filed with the Secretary of the Corporation, but no such proxy shall be voted or acted upon after six (6) months from its date, unless the proxy provides for a longer period, which may not exceed seven (7) years. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering an instrument in writing stating that the proxy is revoked or by filing another proxy bearing a later date with the Secretary of the Corporation.

Section 10. <u>**Procedure for Election of Directors; Required Vote.**</u> Election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, subject to the rights of the holders of shares of Preferred Stock to elect directors under specified circumstances, a plurality of the votes cast thereat shall elect directors. Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders.

Section 11. Inspectors of Elections; Opening and Closing the Polls. The Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents, or representatives, to act at the meetings of stockholders and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the Chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging the duties of an inspector, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of the inspector's ability. The inspectors shall have the duties prescribed by law.

Section 12. Action Without Meeting. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted and (b) delivered to the Corporation by delivery to its Secretary at the Corporation's principal executive offices. Any such delivery made to the Corporation's principal executive offices shall be made by hand, overnight courier or by certified or registered mail, return receipt requested. In no instance where action is duly and properly authorized by written consent need a meeting of stockholders be called or, unless otherwise required by applicable law or any certificate of designation relating to any series of Preferred Stock, notice given.

Section 13. Conduct of Meeting. Meetings of stockholders shall be presided over by the Chairman, or, in the absence of the Chairman, by the chief executive officer, if any, or if there be no chief executive officer or in the absence of the chief executive officer, by the president, or, in the absence of the president, by a chairman designated by the Board of Directors. The individual acting as chairman of the meeting may delegate any or all of his or her authority and responsibilities as such to any director or officer of the Corporation present in person at the meeting. The secretary, or in the absence of the secretary an assistant secretary, shall act as secretary of the meeting, but in the absence of the secretary and any assistant secretary the chairman of the meeting may appoint any person to act as secretary of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, (i) the establishment of procedures for the maintenance of order and safety, (ii) limitation on participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies and such other persons as the chairman of the meeting shall permit, (iii) limitation on the time allotted for consideration of each agenda item and for questions or comments by meeting participants, (iv) restrictions on entry to such meeting after the time prescribed for the commencement thereof and (v) the opening and closing of the voting polls.

Section 14. Nomination of Directors. Only persons who are nominated in accordance with the following procedures or pursuant to the Governance Agreement between the Corporation and the stockholders named therein, dated December 20, 2011 and assigned as of August 12, 2014 (as amended from time to time, the "Governance Agreement"), shall be eligible for election as directors. The nomination for election to the Board at a meeting of stockholders may be made (i) pursuant to the notice of meeting (or supplement thereto) given by or at the direction of the Board, (ii) otherwise by or at the direction of the Board if properly brought before the meeting of stockholders, or (iii) by any stockholder of record of the Corporation who (a) was a stockholder of record at the time of giving of notice contemplated in this Section 14, (b) is entitled to vote for the election of directors at such meeting and (c) has complied with the notice procedures set forth in this Section 14. Except as otherwise provided for in the Governance Agreement, clause (iii) of the preceding sentence shall be the exclusive means for a stockholder to make nominations for election of directors before a meeting of stockholders, and, unless the Board has determined that directors will be elected at a special meeting of the stockholders, no stockholder may nominate directors for election at any special meeting of the stockholders. Nominations, other than those made by or on behalf of the Board, shall be made by notice in writing, which shall include the information contemplated by this Section 14, delivered or mailed by first class United States mail, postage prepaid, to the Secretary, and (a) with respect to an annual meeting held pursuant to Section 2 hereof, received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that if the annual meeting is not held within thirty (30) days before or after such anniversary date, then such nomination shall have been delivered to or mailed and received by the Secretary not later than the close of business on the 10th day following the date on which the notice of the meeting was mailed or public disclosure (as defined below) of the date of such meeting was made, whichever occurs first, and (b) with respect to a special meeting of the stockholders held pursuant to Section 3 hereof, at which the Board has determined that directors will be elected, received by the close of business on the 10th day following the day on which public disclosure of the date of such meeting was made. Except as otherwise required by the NRS or Section 5 hereof, in no event shall any adjournment or postponement of an annual or special meeting of the stockholders or the announcement thereof commence a new time period for the delivery of such notice by a stockholder. For the avoidance of doubt, a stockholder shall not be entitled to make additional or substitute nominations following the expiration of the time periods set forth in these Bylaws.

A stockholder's notice to the Secretary required under this Section 14 shall set forth (a) as to each proposed nominee (i) the name, age, business address and, if known, residence address of each such nominee, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of stock of the Corporation which are beneficially owned by each such nominee, (iv) any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including such person's written consent to be named as a nominee and to serve as a director if elected, and (v) a description of all direct and indirect compensation and other material monetary arrangements, agreements or understandings during the past three years, and any other material relationship, if any, between the stockholder and its respective affiliates or associates, or others with whom they are acting in concert, on the one hand, and the proposed nominee, and his or her respective affiliates or associates, on the other hand; and (b) as to the stockholder giving the notice (i) the name and address of such stockholder, (ii) the class or classes and number of shares of the Corporation of each class which are, directly or indirectly, owned beneficially or of record by such stockholder or any Stockholder Associated Person (as defined below), (iii) any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class (or, if applicable, series) of shares of stock of the Corporation or with a value derived in whole or in part from the value of any class (or, if applicable, series) of shares of stock of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of stock of the Corporation or otherwise (each, a "Derivative Instrument") directly or indirectly owned beneficially or of record by such stockholder or any Stockholder Associated Person and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of stock of the Corporation by the stockholder or any Stockholder Associated Person, (iv) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder or any Stockholder Associated Person has a right to vote any securities of the Corporation, (v) any proportionate interest in shares of stock of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or any Stockholder Associated Person is a general partner or beneficially owns an interest in a general partner, (vi) any performance-related fees (other than an asset-based fee) that such stockholder or any Stockholder Associated Person is entitled to based on any increase or decrease in the value of the shares of stock of the Corporation or Derivative Instruments, (vii) any direct or indirect material legal, economic or financial interest of the stockholder or any Stockholder Associated Person in the outcome of any vote to be taken at any annual or special meeting of stockholders of the Corporation or any other entity with respect to any matter that is substantially related, directly or indirectly, to any nomination proposed by any stockholder under this Section 14, (viii) a representation by the stockholder that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting, will continue to be a stockholder of record of the Corporation entitled to vote at such meeting through the date of such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, (ix) a representation that the nominee is not and will not become a party to any agreement, arrangement or understanding (whether written or oral) with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (I) that has not been disclosed to the Corporation or (II) that could limit or interfere with such person's ability to comply, if elected a director of the Corporation, with such person's fiduciary duties under applicable law, (x) whether the stockholder intends to deliver a proxy statement and form of proxy to holders of the Corporation's voting shares representing at least sixty-seven percent (67%) of the voting power of the stock entitled to vote generally in the election of directors, and (xi) whether the stockholder intends to solicit proxies or votes in support of director nominees or nomination in accordance with Rule 14a-19 promulgated under the Exchange Act. If the stockholder holds its shares by or through a nominee, the information contemplated by this Section 14 shall be provided about each person who has sole or shared power to direct the voting or disposition of the shares of stock of the Corporation and each person who has a pecuniary interest in such shares of stock in lieu of the stockholder. In addition, any nominee proposed by a stockholder shall complete a questionnaire, in a form provided by the Corporation, within ten (10) days of receipt of the form of questionnaire from the Corporation, and the Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

A stockholder shall further update and supplement its notice of any nomination to be brought before a meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 14 shall be true and correct (i) as of the record date for the meeting and (ii) as of the date that is ten (10) business days prior to the meeting or any adjournment, recess, rescheduling or postponement thereof. Such update and supplement shall be delivered to the Secretary not later than three (3) business days after the later of the record date or the date notice of the record date is first publicly announced (in the case of the update and supplement required to be made as of the record date for the meeting) and not later than seven (7) business days prior to the date for the meeting, if practicable (or, if not practicable, on the first practicable date prior to the meeting), or any adjournment, recess, rescheduling or postponement thereof (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment, recess, rescheduling or postponement thereof).

Subject to the Articles of Incorporation, the Governance Agreement and applicable law, only persons nominated in accordance with procedures stated in this Section 14 shall be eligible for election as and to serve as a member of the Board of Directors. For the avoidance of doubt, the procedures set forth in this Section 14 do not apply to persons nominated to serve as a member of the Board of Directors pursuant to the Governance Agreement. The chairman of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedures, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 14, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder (including, where applicable, Rule 14a-19 of the Exchange Act).

For purposes of these Bylaws, (a) "public disclosure" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act, and (b) a "Stockholder Associated Person" of any stockholder means (i) any "affiliate" or "associate" (as those terms are defined in Rule 12b-2 under the Exchange Act) of the stockholder and (ii) any person acting in concert with such stockholder or any affiliate or associate of such stockholder with respect to the capital stock or any other security or Derivative Instrument of the Corporation.

Section 15. <u>Advance Notice of Business at Meetings</u>. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (b) otherwise properly brought before the meeting by or at the direction of the Board, or (c) otherwise properly brought before an annual meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must appear at the meeting to present a nomination or business; if the stockholder does not appear, such nomination shall be disregarded and/or such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. Additionally, if such business relates to the election of directors of the Corporation, the procedures in Section 14 must be complied with. If such business relates to any other matter, the business must be a proper matter for stockholder action under the NRS and the stockholder must have given timely notice thereof in writing to the Secretary with the information contemplated by this Section 15. The preceding sentence shall be the exclusive means for a stockholder to propose business (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Corporation's notice of meeting) before an annual meeting of stockholders. To be timely, (a) with respect to an annual meeting held pursuant to Section 2 hereof, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that if the annual meeting is not held within thirty (30) days before or after such anniversary date, then for the notice by the stockholder to be timely it must be so received not later than the close of business on the 10th day following the date on which the notice of the meeting was mailed or public disclosure of the date of such meeting was made, whichever occurs first, and (b) with respect to a special meeting of the stockholders held pursuant to Section 3 hereof, to the extent that business may be properly brought before such meeting by a stockholder, a stockholder's notice must be received by the close of business on the 10th day following the day on which public disclosure of the date of such meeting was made. In no event shall any adjournment or postponement of a meeting of the stockholders or the announcement thereof commence a new time period for the delivery of such notice by a stockholder.

A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before a meeting (a) a brief description of the proposal desired to be brought before the meeting and the reasons for making such proposal at the meeting, (b) the name and address of the stockholder making such proposal, (c) the class and number of shares of the Corporation which are beneficially owned by the stockholder, (d) any material interest of the stockholder in such proposal, (e) any Derivative Instrument directly or indirectly owned beneficially or of record by such stockholder or any Stockholder Associated Person and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of stock of the Corporation by the stockholder or any Stockholder Associated Person, (f) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder or any Stockholder Associated Person has a right to vote any securities of the Corporation, (g) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or any Stockholder Associated Person is a general partner or beneficially owns an interest in a general partner, (h) any performance-related fees (other than an asset-based fee) that such stockholder or any Stockholder Associated Person is entitled to based on any increase or decrease in the value of the shares of stock of the Corporation or Derivative Instruments, and (i) whether the stockholder intends to deliver a proxy statement and form of proxy to holders of the Corporation's voting shares representing at least sixty-seven percent (67%) of the voting power of the stock entitled to vote generally in the election of directors in the case of a nomination or holders of at least the percentage of the Corporation's voting shares required under applicable law to carry the proposal in the case of other business. If the stockholder holds its shares by or through a nominee, the information contemplated by this Section 15 shall be provided about each person who has sole or shared power to direct the voting or disposition of the shares of capital stock of the Corporation and each person who has a pecuniary interest in such shares in lieu of the stockholder.

Notwithstanding anything in these Bylaws to the contrary, subject to the Articles of Incorporation and applicable law, no business shall be conducted at any meeting except in accordance with the procedures set forth in this Section 15, except that nothing in this Section 15 shall effect any rights, if any, of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to applicable provisions of federal law, including the Exchange Act. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a proposal was not properly brought before the meeting in accordance with the provisions of this Section 15, and if he or she should so determine, the chairman shall so declare to the meeting and any such proposal not properly brought before the meeting shall not be transacted, discussed or voted on. Notwithstanding the foregoing provisions of this Section 15, a stockholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder. Nothing in this Section 15 shall effect any rights of the stockholders to take action without a meeting pursuant to Section 12 hereof.

Section 16. **Rule 14a-19(b).** Without limiting the other provisions and requirements of this Article II, unless otherwise required by law, if any stockholder (a) provides notice pursuant to Rule 14a-19(b) under the Exchange Act and (b) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) under the Exchange Act, then the Corporation shall disregard any proxies or votes solicited for such stockholder's nominees. Upon request by the Corporation, if any stockholder provides notice pursuant to Rule 14a-19(b) under the Exchange Act, such stockholder shall deliver to the Corporation, no later than five (5) business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) under the Exchange Act.

ARTICLE III

DIRECTORS

Section 1. **Number and Tenure.** The business and affairs of the Corporation shall be managed by the Board of Directors, the number thereof to be determined from time to time by resolution of the Board but at all times shall consist of at least one (1) individual. Each director shall serve for a term of one year from the date of their election and until their successor is elected and qualified or until his or her earlier death, retirement, disqualification, resignation or removal. Directors need not be stockholders. No reduction of the number of directors shall have the effect of removing any director prior to the expiration of his or her term of office. No provision of this Section 1 shall restrict the right of the Board of Directors to fill vacancies or the right of the stockholders to remove directors, each as provided in these Bylaws.

Section 2. Resignation or Removal. Any director may at any time resign by delivering to the Board their resignation in writing. Any director or the entire Board may at any time be removed effective immediately, with or without cause, by the vote, either in person or represented by proxy, of not less than two-thirds (2/3s) of the voting power of the shares of stock issued and outstanding of the class or classes that elected such director and entitled to vote at a special meeting held for such purpose or by the written consent in lieu thereof.

Section 3. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the vote of a majority of the remaining directors elected by the stockholders who vote on such directorship, though less than a quorum,. The directors so chosen shall hold office until the next annual election and until their respective successors are duly elected, or until their earlier resignation or removal.

Section 4. Regular Meetings. Regular meetings of the Board of Directors shall be held at such dates, times, and places as may be designated by the Chairman of the Board, and shall be held at least once each year.

Section 5. Special Meetings. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairman of the Board, the Chief Executive Officer, if any, the President or current directors representing at least a majority of the members of the Board of Directors.

Section 6. Notice. Notice of any regular meeting or a special meeting shall be given to each director, either orally, by facsimile or other means of electronic communication or by hand delivery, addressed to each director at their address as it appears on the records of the Corporation. If notice be by facsimile or other means of electronic communication, such notice shall be deemed to be adequately delivered when the notice is transmitted at least twenty-four (24) hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least twenty-four (24) hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Article VIII of these Bylaws. If the address of any director is incomplete or does not appear upon the records of the Corporation it will be sufficient to address any notice to such director at the registered office of the Corporation.

Section 7. Quorum. At all meetings of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business and, unless otherwise provided in the Articles of Incorporation or these Bylaws, the affirmative vote of a majority of the directors present at any meeting at which there is a quorum shall be an act of the Board. If a quorum is not present at any meeting of the Board, the directors present may adjourn the meeting from time to time, without notice, until a quorum shall be present. A director present at a meeting shall be counted in determining the presence of a quorum, regardless of whether a contract or transaction between the Corporation and any other corporation, partnership, association, or other organization in which such director is a director or officer or has a financial interest, is authorized or considered at such meeting.

Section 8. Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic communication and such written consent or consents and copies of such communication or communications are filed with the minutes of proceedings of the Board or committee.

Section 9. Action by Conference Telephone. Members of the Board or any committee thereof may participate in a meeting of the Board or such committee by means of a conference telephone, electronic communications, videoconferencing or other communications equipment or available technology permitted under the NRS by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

Section 10. Committees. The Board may from time to time designate committees of the Board to serve at the pleasure of the Board and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in their place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or they constitute a quorum, may by unanimous vote appoint another member of the Board to act at the meeting in the place of the absent or disqualified member.

Section 11. Compensation of Directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board and may be paid a fixed sum for attendance at each meeting of the Board or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees may be allowed like compensation for attending committee meetings.

Section 12. **Organization.** Meetings of the Board of Directors shall be presided over by the Chairman of the Board, or in the absence of the Chairman of the Board by the vice chairman, if any, or in his or her absence by a chairman chosen at the meeting. The Secretary, or in the absence, of the Secretary, an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary, the chairman of the meeting may appoint any person to act as secretary of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting.

ARTICLE IV

OFFICERS

Section 1. **Number and Salaries.** The officers of the Corporation shall be chosen by the Board and shall include a Chairman of the Board, a President, a Chief Financial Officer, a Secretary and Treasurer or the equivalents of such officers. The Board, in its discretion, may also appoint such additional officers as the Board may deem necessary or desirable, including a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Secretaries, and one (1) or more Assistant Treasurers, each of whom shall hold office for such period, have such authority and perform such duties as the Board may from time to time determine. Any individual may hold two or more offices.

Section 2. **Election and Term of Office.** The officers of the Corporation shall be elected by the Board at the first meeting of the Board following the stockholders' annual meeting and shall serve for a term of one (1) year and until a successor is elected by the Board. Unless otherwise provided in the Articles of Incorporation or these Bylaws, any officer appointed by the Board may be removed, with or without cause, at any time by the Board. Each officer shall hold their office until their successor is appointed or until their earlier resignation, removal from office, or death. All officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board or by any committee thereof. The Board or any committee thereof may from time to time elect such other officers and such agents, as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these Bylaws or as may be prescribed by the Board or such committee, as the case may be.

Section 3. **The Chairman of the Board.** Except as otherwise provided in the Articles of Incorporation, the Chairman shall be elected by the Board from among its members and shall preside at all meetings of the stockholders and of the Board. The Chairman shall be the senior executive officer of the Corporation. The Chairman shall perform such duties and possess such powers as are customarily vested in the office of the Chairman of the Board or as may be vested in him or her by the Board. During the time of any vacancy in the office of the Chief Executive Officer (the "CEO") or in the event of the absence or disability of the CEO, the Chairman shall have the duties and powers of the CEO unless otherwise determined by the Board. In no event shall any third party having dealings with the Corporation be bound to inquire as to any facts required by the terms of this Section 3 for the exercise by the Chairman of the powers of the CEO. The Chairman shall be empowered to sign all certificates, contracts and other instruments of the Corporation, and to do all acts that are authorized by the Board, and shall, in general, have such other duties and responsibilities as are assigned consistent with the authority of a Chairman of the Board of a corporation. In addition, the Board may designate by resolution one or more Vice Chairmen of the Board with such duties as may from time to time be requested by the Board.

Section 4. **The Chief Executive Officer.** The CEO shall be responsible for the general management of the affairs of the Corporation and shall perform all duties incidental to his or her office. The CEO shall be empowered to sign all certificates, contracts and other instruments of the Corporation, and to do all acts that are authorized by the Board, and shall, in general, have such other duties and responsibilities as are assigned consistent with the authority of a Chief Executive Officer of a corporation.

Section 5. **The President.** The Board shall elect a President to have such duties and responsibilities as from time to time may be assigned to him or her by the Board. The President shall be empowered to sign all certificates, contracts and other instruments of the Corporation, and to do all acts which are authorized by the Board, and shall, in general, have such other duties and responsibilities as are assigned consistent with the authority of a President of a corporation.

Section 6. Chief Financial Officer. The Chief Financial Officer shall act in an executive financial capacity. The Chief Financial Officer shall assist the CEO and the President in the general supervision of the Corporation's financial policies and affairs. The Chief Financial Officer shall be empowered to sign all certificates, contracts and other instruments of the Corporation, and to do all acts which are authorized by the Board, and shall, in general, have such other duties and responsibilities as are assigned consistent with the authority of a Chief Financial Officer of a corporation.

Section 7. Vice Presidents. The Board may from time to time name one or more Vice Presidents that may include the designation of Executive Vice Presidents and Senior Vice Presidents all of whom shall perform such duties as from time to time may be assigned to him by the Board.

Section 8. The Secretary. The Secretary shall keep the minutes of the proceedings of the stockholders and the Board; the Secretary shall give, or cause to be given, all notices in accordance with the provisions of these Bylaws or as required by law, shall be custodian of the corporate records and of the seal (if any) of the Corporation, and, in general, shall perform such other duties as may from time to time be assigned by the Board.

Section 9. Treasurer. The Treasurer shall have the custody of the corporate funds and securities, shall keep, or cause to be kept, correct and complete books and records of account, including full and accurate accounts of receipts and disbursements in books belonging to the Corporation, shall deposit all monies and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board, and in general shall perform all duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Board. If a Treasurer of the Corporation has not been appointed, the Chief Financial Officer shall have all of the duties of the Treasurer unless otherwise delegated by the Board.

ARTICLE V

CERTIFICATES OF STOCK

Section 1. Signature by Officers. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman, CEO or President, if any (or any Vice President), and by the Treasurer or the Secretary of the Corporation, certifying the number of shares owned by the stockholder in the Corporation, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation.

Section 2. Facsimile Signatures. The signature of the Chairman, CEO, President, Vice President, Treasurer or Secretary may be a facsimile. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 3. Lost Certificates. The Board may direct that new certificate(s) be issued by the Corporation to replace any certificate(s) alleged to have been lost or destroyed, upon its receipt of an affidavit of that fact by the person claiming the certificate(s) of stock to be lost or destroyed. When authorizing such issue of new certificate(s), the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate(s), or such owner's legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate(s) alleged to have been lost or destroyed.

Section 4. Transfer of Stock. Upon surrender to the Corporation or its transfer agent of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 5. Closing of Transfer Books or Fixing of Record Date. In order that the Corporation may determine the stockholders entitled to notice of any meeting of the stockholders or any adjournment thereof, the Board may fix a record date for the determination of the stockholders entitled to notice of any meeting or adjournment thereof. The record date so fixed shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of the stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting or to any postponement of the meeting to a date not more than sixty (60) days after the record date; provided, however, that the Board may fix a new record date for determination of stockholders entitled to notice of or to vote at the adjourned meeting and must fix a new record date if the meeting is adjourned to a date more than sixty (60) days later than the date set forth for the original meeting.

If stockholder action by written consent is permitted under the Articles of Incorporation and these Bylaws, the Board of Directors may adopt a resolution prescribing a date upon which the stockholders of record entitled to give written consent must be determined. The date set by the Board of Directors must not precede or be more than ten (10) days after the date the resolution setting such date is adopted by the Board of Directors. If the Board of Directors does not adopt a resolution setting a date upon which the stockholders of record entitled to give written consent must be determined, and:

(i)   no prior action by the Board of Directors is required by the NRS, then the date shall be the first date on which a valid written consent is delivered to the Corporation in accordance with the NRS, the Articles of Incorporation and these Bylaws; or

(ii)   prior action by the Board of Directors is required by the NRS, then the date shall be the close of business on the date that the Board of Directors adopts the resolution.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or to exercise rights in respect of any change, conversion or exchange of stock or in respect of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining the stockholders for any such purpose shall be at the close of business on the date on which the Board adopts the resolution relating thereto.

Section 6. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive distributions and to vote as such owner. Except as otherwise provided by law, the Corporation shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person whether or not it shall have express or other notice thereof.


ARTICLE VI

CONTRACT, LOANS, CHECKS, AND DEPOSITS


Section 1. Contracts. When the execution of any contract or other instrument has been authorized by the Board without specification of the executing officers, the Chairman, the CEO, the President, any Vice President, the Treasurer and the Secretary, may execute the same in the name of and on behalf of the Corporation and may affix the corporate seal thereto. Specification of the executing officers may be general or confined to specific instances as the Board may determine.

Section 2. Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board may from time to time designate.

Section 3. Accounts. Bank accounts of the Corporation shall be opened, and deposits made thereto, by such officers or other persons as the Board may from time to time designate.

ARTICLE VII

FISCAL YEAR

The fiscal year of the Corporation shall be established by the Board.

ARTICLE VIII

WAIVER OF NOTICE

Whenever any notice is required to be given by law, the Articles of Incorporation or these Bylaws, a written waiver thereof, signed by the person or persons entitled to such notice, or a waiver by electronic communications by such person or persons whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be conducted at, nor the purpose of such meeting, need be specified in such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE IX

SEAL

The Board of Directors may, by resolution, authorize a corporate seal which shall have inscribed thereon the name of the Corporation, the year of its organization, and the words "Corporate Seal, Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

ARTICLE X

AMENDMENT AND REPEAL

Except as expressly provided otherwise by the laws of the State of Nevada, the Articles of Incorporation, or other provisions of these Bylaws, these Bylaws may be altered, amended, or repealed and new Bylaws adopted at any regular or special meeting of the Board of Directors by an affirmative vote of a majority of all directors.

ARTICLE XI

AMENDMENT AND REPEAL

Section 1. Deemed Notice and Consent. To the fullest extent permitted by law, each and every natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) these Bylaws (including this Article XII), (b) the Articles of Incorporation and (c) any amendment to these Bylaws or the Articles of Incorporation enacted or adopted in accordance with these Bylaws, the Articles of Incorporation and applicable law

Section 2. Severability. If any provision or provisions of these Bylaws shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision or provisions in any other circumstance and of the remaining provisions of these Bylaws (including, without limitation, each portion of any paragraph of these Bylaws containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision or provisions to other persons, entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XII

INDEMNIFICATION AND INSURANCE

Section 1. <u>Indemnification</u>.

    (A)   Indemnification of Directors and Officers.

        i.   Each Indemnitee shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the laws of the State of Nevada against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding; provided that such Indemnitee either is not liable pursuant to NRS 78.138 or acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any Proceeding that is criminal in nature, had no reasonable cause to believe that his or her conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the Indemnitee is liable pursuant to NRS 78.138 or did not act in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, or that, with respect to any criminal proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful. The Corporation shall not indemnify an Indemnitee for any claim, issue or matter as to which the Indemnitee has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Corporation or for any amounts paid in settlement to the Corporation, unless and only to the extent that the court in which the Proceeding was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such amounts as the court deems proper. Except as so ordered by a court and for advancement of expenses pursuant to this Section, indemnification may not be made to or on behalf of an Indemnitee if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of law and was material to the cause of action. Notwithstanding anything to the contrary contained in these Bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder.

        ii.   Indemnification pursuant to this Section shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee of the Corporation or member, manager or managing member of a predecessor limited liability company or affiliate of such limited liability company or a director, officer, employee, partner, member, manager or fiduciary of, or to serve in any other capacity for, another corporation or any partnership, joint venture, limited liability company, trust, or other enterprise and shall inure to the benefit of his or her heirs, executors and administrators.

        iii.   The expenses of Indemnitees must be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as such expenses are incurred and in advance of the final disposition of the Proceeding, upon receipt of an undertaking by or on behalf of such Indemnitee to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. To the extent that an Indemnitee is successful on the merits or otherwise in defense of any Proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense.

    B)   To obtain indemnification under this Bylaw, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this paragraph (B), a determination, if required by applicable law, with respect to the claimant's entitlement thereto shall be made as follows: (1) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (2) if no request is made by the claimant for a determination by Independent Counsel, (i) by the Board by a majority vote of the Disinterested Directors (as hereinafter defined), even though less than a quorum, or (ii) by a committee of Disinterested Directors designated by majority vote of the Disinterested Directors, even though less than a quorum, or (iii) if there are no Disinterested Directors or the Disinterested Directors so direct, by Independent Counsel in a written opinion to the Board, a copy of which shall be delivered to the claimant, or (iv) if a quorum of Disinterested Directors so directs, by the stockholders of the Corporation. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 10 days after such determination.

C) If a claim under paragraph (A) of this Bylaw is not paid in full by the Corporation within 30 days after a written claim pursuant to paragraph (B) of this Bylaw has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct which makes it permissible under the laws of the State of Nevada for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including the Disinterested Directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the laws of the State of Nevada, nor an actual determination by the Corporation (including the Disinterested Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

D) If a determination shall have been made pursuant to paragraph (B) of this Bylaw that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to paragraph (C) of this Bylaw.

E) The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to paragraph (C) of this Bylaw that the procedures and presumptions of this Bylaw are not valid, binding and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of this Bylaw.

F) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Bylaw shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise. No repeal or modification of this Bylaw shall in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

G) The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the Corporation to the fullest extent of the provisions of this Bylaw with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.\

H) If any provision or provisions of this Bylaw shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Bylaw (including, without limitation, each portion of any paragraph of this Bylaw containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Bylaw (including, without limitation, each such portion of any paragraph of this Bylaw containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

I)   For purposes of this Bylaw:

(i)   "Disinterested Director" means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

(ii)   "Indemnitee" means each director, officer, agent or employee of the Corporation who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any Proceeding (as defined below), by reason of the fact that he or she is or was a director, officer, agent or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, manager, agent or employee of, or in any other capacity for, another corporation, partnership, joint venture, limited liability company, trust, or other enterprise.

(iii)   "Independent Counsel" means a law firm, a member of a law firm, or an independent practitioner, selected by the Disinterested Directors, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant's rights under this Bylaw.

(iv)   "Proceeding" means any threatened, pending, or completed action, suit or proceeding (including, without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative, or investigative.

2.   Any notice, request or other communication required or permitted to be given to the Corporation under this Bylaw shall be in writing and either delivered in person or sent by electronic mail, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

a.   **Insurance.**   The Corporation may purchase and maintain insurance or make other financial arrangements on behalf of any Indemnitee for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer or employee, or arising out of his or her status as such, whether or not the Corporation has the authority to indemnify him or her against such liability and expenses.

b.   **Amendment**.   The provisions of this Article XII relating to indemnification shall constitute a contract between the Corporation and each of its directors and officers which may be modified as to any director or officer only with that person's consent or as specifically provided in this Section 3. Notwithstanding any other provision of these Bylaws relating to their amendment generally, any repeal or amendment of this Article XII which is adverse to any director or officer shall apply to such director or officer only on a prospective basis, and shall not limit the rights of an Indemnitee to indemnification with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these Bylaws (including, without limitation, Article X), no repeal or amendment of these Bylaws shall affect any or all of this Article XII so as to limit or reduce the indemnification in any manner unless adopted by (i) the unanimous vote of the directors of the Corporation then serving, or (ii) by the stockholders as set forth in Article X; provided that no such amendment shall have a retroactive effect inconsistent with the preceding sentence.

ARTICLE XIII
CHANGES IN NEVADA LAW

References in these Bylaws to the laws of the State of Nevada or the NRS or to any provision thereof shall be to such law as it existed on the date these Bylaws were adopted or as such law thereafter may be changed; provided that (i) in the case of any change which expands the liability of directors or officers or limits the indemnification rights or the rights to advancement of expenses which the Corporation may provide in Article XII, the rights to limited liability, to indemnification and to the advancement of expenses provided in the Articles of Incorporation and/or these Bylaws shall continue as theretofore to the extent permitted by law; and (ii) if such change permits the Corporation, without the requirement of any further action by stockholders or directors, to limit further the liability of directors or limit the liability of officers or to provide broader indemnification rights or rights to the advancement of expenses than the Corporation was permitted to provide prior to such change, then liability thereupon shall be so limited and the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.

TRIPADVISOR, INC.

2023 STOCK AND ANNUAL INCENTIVE PLAN

SECTION 1. PURPOSE

The purpose of this Plan is to give the Company a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants by providing the Company with short and long-term incentive programs providing incentives related to stockholder value, the achievement of financial and strategic targets and other objectives.

This Plan supersedes and replaces the Prior Plans in their entirety. Awards may not be granted under the Prior Plans on or following the Effective Date. Awards granted under the Prior Plans prior to the Effective Date will remain subject to the terms and conditions set forth in the Prior Plans in which such Award was granted.

SECTION 2. DEFINITIONS

Certain terms used herein have definitions given to them in the first place in which they are used. In addition, for purposes of this Plan, the following terms are defined as set forth below:

"2011 Plan" means the TripAdvisor, Inc. Amended and Restated 2011 Stock and Annual Incentive Plan, as amended.

"2018 Plan" means the TripAdvisor, Inc. 2018 Stock and Annual Incentive Plan, as amended.

"Affiliate" means a corporation or other entity controlled by, controlling or under common control with, the Company.

"Applicable Exchange" means The NASDAQ Stock Market LLC, or such other securities exchange as may at the applicable time be the principal market for the Common Stock.

"Applicable Law" means the requirements relating to the administration of equity-based awards and the related shares under U.S. state corporate law, U.S. federal and state securities laws, the rules of any stock exchange or quotation system on which the shares are listed or quoted, and any other applicable laws, including tax laws, of any U.S. or non-U.S. jurisdictions where Awards are, or will be, granted under this Plan.

"Award" means an Option, SAR, Restricted Stock, RSU, Performance Award, other stock-based award or Bonus Award granted or assumed pursuant to the terms of this Plan.

"Award Agreement" means a written or electronic document or agreement setting forth the terms and conditions of a specific Award.

"Board" means the Board of Directors of the Company.

"Bonus Award" means a bonus award made pursuant to Section 11.

"Cause" means, unless otherwise provided in an Award Agreement, (i) "Cause" as defined in any Individual Agreement to which the applicable Participant is a party, or (ii) if there is no such Individual Agreement or if it does not define Cause: (A) the willful or gross neglect by a Participant of his employment duties; (B) the plea of guilty or nolo contendere to, or conviction for, the commission of a felony offense by a Participant; (C) a material breach by a Participant of a fiduciary duty owed to the Company or any of its subsidiaries; (D) a material breach by a Participant of any nondisclosure, non-solicitation or non-competition obligation or any other restrictive covenant obligation owed to the Company or any of its Affiliates; (E) before a Change in Control, such other events as shall be determined by the Committee and set forth in a Participant's Award Agreement; (F) a Participant's material violation of the Company's written policies or code of conduct, including policies related to discrimination, harassment or retaliation; or (G) a Participant's conduct that brings, or is reasonably likely to bring, the Company or an Affiliate negative publicity or into public disgrace, embarrassment, or disrepute. Notwithstanding the general rule of Section 3(a), following a Change in Control, any determination by the Committee as to whether "Cause" exists shall be subject to de novo review.

"Change in Control" has the meaning set forth in Section 13(a).

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.

"Committee" has the meaning set forth in Section 3(a).

"Common Stock" means common stock, par value $0.001 per share, of the Company.

"Company" means TripAdvisor, Inc., a Delaware corporation, or its successor.

"Corporate Transaction" has the meaning set forth in Section 4(d).

"Disability" means (i) "Disability" as defined in any Individual Agreement to which the Participant is a party, or (ii) if there is no such Individual Agreement or it does not define "Disability," (A) permanent and total disability as determined under the Company's long- term disability plan applicable to the Participant, or (B) if there is no such plan applicable to the Participant or the Committee determines otherwise in an applicable Award Agreement, "Disability" as determined by the Committee. Notwithstanding the above, with respect to an Incentive Stock Option, Disability shall mean Permanent and Total Disability as defined in Section 22(e)(3) of the Code and, with respect to all Awards, to the extent required by Section 409A of the Code, Disability shall mean "disability" within the meaning of Section 409A of the Code.

"Disaffiliation" means a Subsidiary's or Affiliate's ceasing to be a Subsidiary or Affiliate for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Company and its Affiliates.

"Eligible Individuals" means directors, officers, employees and consultants (including independent contractors) of the Company or any of its Subsidiaries or Affiliates.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto. Reference to a specific section of the Exchange Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such section or regulation.

"Fair Market Value" means, unless otherwise determined by the Committee, the closing price of a share of Common Stock on the Applicable Exchange on the date of measurement, or if Shares were not traded on the Applicable Exchange on such or (C) a material and demonstrable adverse change in the nature and scope of the Participant's duties from those in effect immediately prior to the Change in Control. In order to invoke a Termination of Employment for Good Reason, a Participant shall provide written notice to the Company of the existence of one or more of the conditions described in clauses (A) through (C) within 90 days following the Participant's knowledge of the initial existence of such condition or conditions, and the Company shall have 30 days following receipt of such written notice (the "Cure Period") during which it may remedy the condition. In the event that the Company fails to remedy the condition constituting Good Reason during the Cure Period, the Participant must terminate employment, if at all, within 90 days following the Cure Period in order for such Termination of Employment to constitute a Termination of Employment for Good Reason.

"Grant Date" means (i) the date on which the Committee by resolution selects an Eligible Individual to receive a grant of an Award and determines the number of Shares to be subject to such Award or the formula for earning a number of shares or cash amount, or (ii) such later date as the Committee shall provide in such resolution.

"Incentive Stock Option" means any Option that is designated in the applicable Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code, and that in fact so qualifies.

"Individual Agreement" means an employment, consulting or similar agreement between a Participant and the Company or one of its Subsidiaries or Affiliates.

"Nonqualified Stock Option" means any Option that is not an Incentive Stock Option.

"Option" means an Award described under Section 6(a).

"Participant" means an Eligible Individual to whom an Award is or has been granted.

"Performance Award" means an Award granted under this Plan of Common Stock, that is based upon, payable in, or otherwise related to, Shares (including Restricted Stock, RSUs or cash), as the Committee may determine, at the end of a specified Performance Period based on the attainment of one or more Performance Goals.

"Performance Goals" means the performance goals established by the Committee in connection with the grant of Performance Awards. Such Performance Goals also may be based upon the attaining of specified levels of Company, Subsidiary, Affiliate, business unit or divisional performance under one or more of the measures including but not limited to, revenue, earnings per share, total shareholder return, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA or return on capital). Performance goals established by the Committee may also include individual strategic goals.

"Performance Period" means with respect to a Performance Award the period established by the Committee or its designee at the time the Award is granted, or at any time thereafter, during which the performance of the Company, a Subsidiary, or any Affiliate is measured for the purpose of determining whether and to what extent the Performance Award's Performance Goal has been achieved.

"Plan" means this Tripadvisor, Inc. 2013 Stock and Annual Incentive Plan, as set forth herein and as hereafter amended from time to time.

"Plan Year" means the calendar year or, with respect to Bonus Awards, the Company's fiscal year if different.

"Prior Plans" means, collectively, the 2011 Plan and 2018 Plan.

"Restricted Stock" means an Award described under Section 7.

"Retirement" means retirement from active employment with the Company, a Subsidiary or Affiliate at or after the Participant's attainment of age 65.

"RS Restriction Period" has the meaning set forth in Section 7(b)(ii).

"RSU" means an Award described under Section 8.

"RSU Restriction Period" has the meaning set forth in Section 8(b)(ii).

"Rule 16b-3" means Rule 16b-3 under Section 16(b) of the Exchange Act as then in effect or any successor provision.

"SAR" has the meaning set forth in Section 7(b).

"Securities Act" means the Securities Act of 1933, as amended from time to time, and any successor thereto.

"Share" means a share of Common Stock.

"Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity during any period in which at least a 50% voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.

"Tandem SAR" has the meaning set forth in Section 6(b)."Ten Percent Stockholder" means a Person owning stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, or its parent corporation (within the meaning of Section 424(e) of the Code) or any of its Subsidiaries.

"Term" means the maximum period during which an Option or SAR may remain outstanding, subject to earlier termination upon Termination of Employment or otherwise, as specified in the applicable Award Agreement.

"Termination of Employment" means the termination of the applicable Participant's employment with, or performance of services for, the Company and any of its Subsidiaries or Affiliates. Unless otherwise determined by the Committee, if a Participant's employment with, or membership on a board of directors of, the Company and its Affiliates terminates but such Participant continues to provide services to the Company and its Affiliates in a non-employee or non-director capacity, as applicable, such change in status shall not be deemed a Termination of Employment. A Participant employed by, or performing services for, a Subsidiary or an Affiliate or a division of the Company and its Affiliates shall be deemed to incur a Termination of Employment if, as a result of a Disaffiliation, such Subsidiary, Affiliate, or division ceases to be a Subsidiary, Affiliate or division, as the case may be, and the Participant does not immediately thereafter become an employee of (or service provider for), or member of the board of directors of, the Company or another Subsidiary or Affiliate. Temporary absences from employment of 90 days or less because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered Termination of Employment. Notwithstanding the foregoing, with respect to any Award that constitutes "nonqualified deferred compensation" within the meaning of Section 409A of the Code, "Termination of Employment" shall mean a "separation from service" as defined under Section 409A of the Code.

SECTION 3. ADMINISTRATION

(a)   Committee. This Plan shall be administered by the Compensation Committee of the Board or such other committee of the Board as the Board may from time to time designate (the "Committee"), which shall be composed of not less than two directors, and shall be appointed by and serve at the pleasure of the Board. The Committee shall have plenary authority to grant Awards pursuant to the terms of this Plan to Eligible Individuals. Among other things, the Committee shall have the authority, subject to the terms of this Plan:

  (i)   to select the Eligible Individuals to whom Awards may from time to time be granted;

  (ii)   to determine the number of Shares to be covered by each Award granted hereunder or the amount of any Bonus Award;

  (iii)   to determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine;

  (iv)   subject to Section 16, to modify, amend or adjust the terms and conditions of any Award, at any time or from time to time;

  (v)   subject to Section 14, to accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee in its sole discretion determines;

  (vi)   to interpret the terms and provisions of this Plan and any Award issued under this Plan (and any agreement relating thereto);

(vii)   to establish any "blackout" period that the Committee in its sole discretion deems necessary or advisable;

(viii)   to decide all other matters that must be determined in connection with an Award;

(ix)   determine whether and under what circumstances an Award may be settled in cash, Shares, other property, or a combination of the foregoing;

(x)   determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of Shares acquired pursuant to the exercise or vesting of an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Award or Shares; and

(xi)   to otherwise administer this Plan.

(b)   <u>Procedures</u>.

(i)   The Committee may act only by a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it.

(ii)   Subject to Section 3(d), any authority granted to the Committee may also be exercised by the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

(c)   <u>Delegation of Authority</u>. Subject to applicable law, the Committee may delegate any or all of its powers under this Plan to one or more other committees or officers of the Company (including persons other than members of the Committee) as it shall appoint with respect to the granting of Awards to individuals who are not (i) subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) members of the delegated committee or the delegated individual(s). Any such delegation by the Committee shall include limitations as to the amount of Common Stock underlying Awards that may be granted during specified periods and shall contain guidelines as to the determination of the exercise price. The delegated officer may correct any defect, supply any omission, or reconcile any inconsistency in this Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of this Plan. Any determination made by the Committee or by an appropriately delegated officer pursuant to delegated authority under the provisions of this Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate at the time of the grant of the Award or, unless in contravention of any express term of this Plan, at any time thereafter. All decisions made by the Committee or any appropriately delegated officer pursuant to the provisions of this Plan shall be final and binding on all persons, including the Company, Participants, and Eligible Individuals.

(d)   <u>Section 16(b) Compliance</u>. The provisions of this Plan are intended to ensure that no transaction under this Plan is subject to (and all such transactions will be exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act ("<u>Section 16(b)</u>"). Accordingly, the composition of the Committee shall be subject to such limitations as the Board deems appropriate to permit transactions pursuant to this Plan to be exempt (pursuant to Rule 16b-3 promulgated under the Exchange Act) from Section 16(b), and no delegation of authority by the Committee shall be permitted if such delegation would cause any such transaction to be subject to (and not exempt from) Section 16(b).

(e)   <u>Award Agreements</u>. The terms and conditions of each Award (other than any Bonus Award), as determined by the Committee, shall be set forth in an Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. The effectiveness of an Award shall not be subject to the Award Agreement's being signed by the Company and/or the Participant receiving the Award unless specifically so provided in the Award Agreement. Award Agreements may be amended only in accordance with Section 14 hereof.

SECTION 4. COMMON STOCK SUBJECT TO PLAN

(a)   Shares Available for Awards. The maximum number of Shares that may be delivered pursuant to Awards under this Plan shall be (i) 12,000,000 Shares, plus (ii) any Shares available for issuance under the Prior Plans not issued or subject to outstanding Awards under the Prior Plans as of the Effective Date. For purposes of this limitation, Shares underlying any Awards (including after the Effective Date, awards previously granted under the Prior Plans, as applicable) that are forfeited, canceled, held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Common Stock or otherwise terminated (other than by exercise) under this Plan or the Prior Plans shall be added back (or newly added, as applicable) to the Shares available for issuance under this Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the Shares that may be issued as Incentive Stock Options. The Shares available for delivery under this Plan may consist of authorized and unissued Shares, Shares held in treasury, Shares of Common Stock purchased or held by the Company for purposes of this Plan, or any combination thereof.

(b)   Plan Maximums. The maximum number of Shares that may be granted pursuant to Options intended to be Incentive Stock Options shall be 6,000,000 Shares.

(c)   Director Compensation Limit. During a calendar year, no non-employee director may be granted any compensation for service as a non-employee director (including cash and an Award) with a fair value, as determined under accounting rules, as of the Grant Date, in excess of $1,000,000.

(d)   Adjustment Provisions.

(i)   In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, Disaffiliation, or similar event affecting the Company or any of its Subsidiaries (each, a "Corporate Transaction"), the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under this Plan, (B) the various maximum limitations set forth in Sections 4(a) and 4(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards; and (D) the exercise price of outstanding Options and SARs.

(ii)   In the event of a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of the Company (each, a "Share Change"), the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under this Plan, (B) the maximum limitations set forth in Sections 4(a) and 4(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, the number and kind of Shares or other securities subject to outstanding Awards; and (C) the exercise price of outstanding Options and SARs.

(iii)   In the case of Corporate Transactions, the adjustments contemplated by clause (i) of this paragraph (d) may include, without limitation, any of the following, as determined by the Committee: (A) the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which holders of Common Stock receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or SAR shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Transaction over the exercise price of such Option or SAR shall conclusively be deemed valid); provided, however, that if the exercise price of an Option or SAR exceeds the value of such Award, such Award may be canceled for no consideration; (B) the substitution, assumption or replacement of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards; (C) in connection with any Disaffiliation, arranging for the assumption of Awards, or replacement of

Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following such Disaffiliation (as well as any corresponding adjustments to Awards that remain based upon Company securities); (D) the termination of all outstanding and unexercised Options or SARs, effective as of the date of the Corporate Transaction, by delivering notice of termination to each Participant at least twenty (20) days prior to the date of consummation of the Corporate Transaction, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Corporation Transaction, each such Participant shall have the right to exercise in full all of such Participant's Awards that are then outstanding (without regard to any limitations on exercisability otherwise contained in the Award Agreements), but any such exercise shall be contingent on the occurrence of the Corporate Transaction, and, provided that, if the Corporation Transaction does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void; and (F) the acceleration of vesting or lapse of restrictions, of an Award at any time.

      (iv)   Any adjustment under this Section 4(d) need not be the same for all Participants.

      (v)   Any adjustments made pursuant to this Section 4(d) to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code. Any adjustments made pursuant to this Section 4(d) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (A) continue not to be subject to Section 409A of the Code or (B) comply with the requirements of Section 409A of the Code. In any event, neither the Committee nor the Board shall have the authority to make any adjustments pursuant to this Section 4(d) to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the Grant Date to be subject thereto.

      (e)   Substitute Awards. In connection with an entity's merger or consolidation with the Company or the Company's acquisition of an entity's property or stock, the Committee may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate ("Substitute Awards"). Substitute Awards may be granted on such terms as the Committee deems appropriate, notwithstanding limitations on Awards in this Plan. Substitute Awards will not count against the Shares authorized for grant under this Plan (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under this Plan as provided under Section 4(a) above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under this Plan, as set forth in Section 4(a) above. Additionally, in the event that a Person acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grants pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under this Plan and shall not reduce the Shares authorized for grant under this Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under this Plan as provided under Section 4(a) above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Eligible Individuals prior to such acquisition or combination.

      (f)   Minimum Vesting Schedule. A vesting period of at least one (1) year shall apply to all Awards issued under this Plan; provided, that up to five percent (5%) of the Shares reserved for issuance under this Plan as of the Effective Date may be issued pursuant to Awards that do not comply with such minimum one (1) year vesting period.

SECTION 5. ELIGIBILITY

Awards may be granted under this Plan to Eligible Individuals; provided, however, that Incentive Stock Options may be granted only to employees of the Company and its subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code).

SECTION 6. OPTIONS AND STOCK APPRECIATION RIGHTS

(a)   Types of Options. Options may be of two types: Incentive Stock Options and Nonqualified Stock Options. The Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option.

(b)   Types and Nature of SARs. SARs may be "Tandem SARs," which are granted in conjunction with an Option, or "Free-Standing SARs," which are not granted in conjunction with an Option. Upon the exercise of an SAR, the Participant shall be entitled to receive an amount in cash, Shares, or both, in value equal to the product of (i) the excess of the Fair Market Value of one Share over the exercise price of the applicable SAR, multiplied by (ii) the number of Shares in respect of which the SAR has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Common Stock or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the SAR.

(c)   Tandem SARs. A Tandem SAR may be granted at the Grant Date of the related Option. A Tandem SAR shall be exercisable only at such time or times and to the extent that the related Option is exercisable in accordance with the provisions of this Section 6, and shall have the same exercise price as the related Option. A Tandem SAR shall terminate or be forfeited upon the exercise or forfeiture of the related Option, and the related Option shall terminate or be forfeited upon the exercise or forfeiture of the Tandem SAR.

(d)   Exercise Price. The exercise price per Share subject to an Option or Free- Standing SAR shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than 100% (or, in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, 110%) of the Fair Market Value of a share of the Common Stock on the applicable Grant Date. In no event may any Option or Free-Standing SAR granted under this Plan be amended, other than pursuant to Section 4(d), to decrease the exercise price thereof, be canceled in conjunction with the grant of any new Option or Free-Standing SAR with a lower exercise price, be canceled for cash or other Award or otherwise be subject to any action that would be treated, for accounting purposes or under the applicable listing standards of the Applicable Exchange, as a "repricing" of such Option or Free-Standing SAR, unless such amendment, cancellation, or action is approved by the Company's stockholders.

(e)   Term. The Term of each Option and each Free-Standing SAR shall be fixed by the Committee, but shall not exceed ten years from the Grant Date (or, in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, five years from the Grant Date). Notwithstanding the foregoing, if, by its terms, an Option, other than an Incentive Stock Option, would expire when trading in Shares is otherwise prohibited by law or by the Company's Insider Trading Policy, as such may be amended from time to time, then the term of the Option will be automatically extended until the close of trading on the 30th trading day following the expiration of such prohibition; provided, that, in no event will the Option be extended beyond ten years from the Grant Date.

(f)   Vesting and Exercisability. Except as otherwise provided herein, Options and Free-Standing SARs shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee. If the Committee provides that any Option or Free-Standing SAR will become exercisable only in installments, the Committee may at any time waive such installment exercise provisions, in whole or in part, based on such factors as the Committee may determine. In addition, the Committee may at any time accelerate the exercisability of any Option or Free-Standing SAR. In the event of a temporary absence exceeding 90 days, the Company shall have authority to suspend the vesting period for such period of time and on such terms as management of the Company shall deem appropriate.

(g)   Method of Exercise. Subject to the provisions of this Section 6, Options and Free-Standing SARs may be exercised, in whole or in part, at any time during the applicable Term by giving written notice of exercise to the

Company or through the procedures established with the Company's appointed third-party Option administrator specifying the number of Shares as to which the Option or Free-Standing SAR is being exercised; provided, however, that, unless otherwise permitted by the Committee, any such exercise must be with respect to a portion of the applicable Option or Free-Standing SAR relating to no less than the lesser of the number of Shares then subject to such Option or Free-Standing SAR or 100 Shares. In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the purchase price (which shall equal the product of such number of Shares multiplied by the applicable exercise price) by certified or bank check or such other instrument as the Company may accept. If approved by the Committee, payment, in full or in part, may also be made as follows:

(i)   Payments may be made in the form of unrestricted Shares (by delivery of such Shares or by attestation) of the same class as the Common Stock subject to the Option already owned by the Participant (based on the Fair Market Value of the Common Stock on the date the Option is exercised); provided, however, that, in the case of an Incentive Stock Option, the right to make a payment in the form of already owned Shares of the same class as the Common Stock subject to the Option may be authorized only at the time the Option is granted.

(ii)   To the extent permitted by applicable law, payment may be made by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds necessary to pay the purchase price, and, if requested, the amount of any federal, state, local or foreign withholding taxes. To facilitate the foregoing, the Company may, to the extent permitted by applicable law, enter into agreements for coordinated procedures with one or more brokerage firms. To the extent permitted by applicable law, the Committee may also provide for Company loans to be made for purposes of the exercise of Options.

(iii)   For Options that are not Incentive Stock Options, payment may be made by "net exercise" arrangement, pursuant to which a Participant instructs the Committee to withhold a whole number of Shares having a Fair Market Value (based on the Fair Market Value of the Common Stock on the date the applicable Option is exercised) equal to the product of (A) the exercise price multiplied by (B) the number of Shares in respect of which the Option shall have been exercised.

(h)   Delivery; Rights of Stockholders. No Shares shall be delivered pursuant to the exercise of an Option until the exercise price therefor has been fully paid and applicable taxes have been withheld. The applicable Participant shall have all of the rights of a stockholder of the Company holding the class or series of Common Stock that is subject to the Option or SAR (including, if applicable, the right to vote the applicable Shares and the right to receive dividends), when the Participant (i) has given written notice of exercise, (ii) if requested, has given the representation described in Section 16(a), and (iii) in the case of an Option, has paid in full for such Shares.

(i)   Nontransferability of Options and SARs. No Option or Free-Standing SAR shall be transferable by a Participant other than (i) by will or by the laws of descent and distribution, or (ii) in the case of a Nonqualified Stock Option or Free-Standing SAR, pursuant to a qualified domestic relations order or as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the Participant's family members or to a charitable organization, whether directly or indirectly or by means of a trust or partnership or otherwise. For purposes of this Plan, unless otherwise determined by the Committee, "family member" shall have the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the Securities Act and any successor thereto. A Tandem SAR shall be transferable only with the related Option as permitted by the preceding sentence. Any Option or SAR shall be exercisable, subject to the terms of this Plan, only by the applicable Participant, the guardian or legal representative of such Participant, or any person to whom such Option or SAR is permissibly transferred pursuant to this Section 6(i), it being understood that the term "Participant" includes such guardian, legal representative and other transferee; provided, however, that the term "Termination of Employment" shall continue to refer to the Termination of Employment of the original Participant.

SECTION 7. RESTRICTED STOCK

(a)   Nature of Awards and Certificates. Shares of Restricted Stock are actual Shares issued to a Participant, and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more stock certificates. Any certificate issued in respect of Shares of Restricted Stock shall be registered in the name of the applicable Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

"The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Tripadvisor, Inc. 2023 Stock and Annual Incentive Plan and an Award Agreement. Copies of such Plan and Agreement are on file at the offices of TripAdvisor, Inc."

The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the applicable Participant shall have delivered a stock power, endorsed in blank, relating to the Common Stock covered by such Award.

    (b)   <u>Terms and Conditions</u>. Shares of Restricted Stock shall be subject to the following terms and conditions:

    (i)   The Committee shall, prior to or at the time of grant, condition the vesting or transferability of an Award of Restricted Stock upon the continued service of the applicable Participant or the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Committee conditions the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant, the Committee may, prior to or at the time of grant, designate such an Award as a Performance Award. The conditions for grant, vesting, or transferability and the other provisions of Restricted Stock Awards (including without limitation any Performance Goals) need not be the same with respect to each Participant.

    (ii)   Subject to the provisions of this Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Award for which such vesting restrictions apply and until the expiration of such vesting restrictions (the "<u>RS Restriction Period</u>"), the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock.

    (iii)   Except as provided in this Section 7 and in the applicable Award Agreement, the applicable Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a stockholder of the Company holding the class or series of Common Stock that is the subject of the Restricted Stock, including, if applicable, the right to vote the Shares and the right to receive any cash dividends. If so determined by the Committee in the applicable Award Agreement and subject to Section 16(e), (A) cash dividends on the class or series of Common Stock that is the subject of the Restricted Stock Award shall be automatically reinvested in additional Restricted Stock, held subject to the vesting of the underlying Restricted Stock, and (B) subject to any adjustment pursuant to Section 4(d), dividends payable in Common Stock shall be paid in the form of Restricted Stock of the same class as the Common Stock with which such dividend was paid, held subject to the vesting and forfeiture of the underlying Restricted Stock.

    (iv)   Except as otherwise set forth in the applicable Award Agreement, upon a Participant's Termination of Employment for any reason (other than death) during the RS Restriction Period or before the applicable Performance Goals are satisfied, all Shares of Restricted Stock still subject to restriction shall be forfeited by such Participant; provided, however, the Committee shall have the discretion to waive, in whole or in part, any or all remaining restrictions with respect to any or all of such Participant's Shares of Restricted Stock. Upon a Participant's Termination of Employment by reason of death, during the RS Restriction Period or before the applicable Performance Goals are satisfied, all Shares of Restricted Stock reflected in the Participant's account shall immediately and automatically vest.

    (v)   If and when any applicable Performance Goals are satisfied and the RS Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock for which legended certificates have been issued, unlegended certificates for such Shares shall be delivered to the Participant upon surrender of the legended certificates.

SECTION 8. RESTRICTED STOCK UNITS

(a) <u>Nature of Awards</u>. RSUs are Awards denominated in Shares that will be settled, subject to the terms and conditions of the RSUs, in an amount in cash, Shares or both, based upon the Fair Market Value of a specified number of Shares.

(b) <u>Terms and Conditions</u>. RSUs shall be subject to the following terms and conditions:

(i) The Committee shall, prior to or at the time of grant, condition the grant, vesting, or transferability of RSUs upon the continued service of the applicable Participant or the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. In the event that the Committee conditions the grant or vesting of RSUs upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant, the Committee may, prior to or at the time of grant, designate such Awards as Performance Awards. The conditions for grant, vesting or transferability and the other provisions of RSUs (including without limitation any Performance Goals) need not be the same with respect to each Participant. In the event of a temporary absence exceeding 90 days, the Company shall have authority to suspend the vesting of such RSUs for such period of time and on such terms as management of the Company shall deem appropriate.

(ii) Subject to the provisions of this Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such RSUs for which such vesting restrictions apply and until the expiration of such vesting restrictions (the "RSU Restriction Period"), the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber RSUs.

(iii) The Award Agreement for RSUs shall specify whether, to what extent and on what terms and conditions the applicable Participant shall be entitled to receive current or delayed payments of cash, Common Stock or other property corresponding to the dividends payable on the Common Stock (subject to Section 16(e) below).

(iv) Except as otherwise set forth in the applicable Award Agreement, upon a Participant's Termination of Employment for any reason during the RSU Restriction Period or before the applicable Performance Goals are satisfied, all RSUs still subject to restriction shall be forfeited by such Participant; <u>provided</u>, <u>however</u>, the Committee shall have the discretion to waive, in whole or in part, any or all remaining restrictions with respect to any or all of such Participant's RSUs; and; <u>provided, further</u>, upon a Participant's Termination of Employment by reason of death, during the RSU Restriction Period or before the applicable Performance Goals are satisfied, all RSUs reflected in the Participant's account shall immediately and automatically vest.

(v) Except to the extent otherwise provided in the applicable Award Agreement, an award of RSUs shall be settled as and when the RSUs vest (but in no event later than 60 days thereafter).

SECTION 9. PERFORMANCE AWARDS

(a) <u>Generally</u>. An Award under this Plan may be in the form of a Performance Award.

(b) <u>Performance Goals</u>. Each Performance Award shall be earned, vested and payable (as applicable) only upon the achievement of one or more Performance Goals, together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate. Performance Goals applicable to the Performance Award will be established by the Committee.

(c) <u>Other Restrictions</u>. The Committee will determine any other terms and conditions applicable to any Performance Award, including any vesting conditions or restrictions on the delivery of Common Stock payable in connection with the Performance Award and restrictions that could result in the future forfeiture of all or part of any

Common Stock earned. The Committee may provide that shares of Common Stock issued in connection with a Performance Award be held in escrow and/or legended.

(d) Measurement of Performance Against Performance Goals. The Committee will, as soon as practicable after the close of a Performance Period, determine the extent to which the Performance Goals for such Performance Period have been achieved, and the percentage of the Performance Awards, if any, earned as a result. All determinations of the Committee will be absolute and final as to the facts and conclusions therein made and are binding on all parties. As promptly as practicable after the Committee has made the foregoing determination, each Eligible Individual who has earned Performance Award will be notified thereof. Subject to Section 16(i), an Eligible Individual may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of all or any portion of a Performance Awards during the Performance Period.

SECTION 10. OTHER STOCK-BASED AWARDS

Other Awards of Common Stock and other Awards that are valued in whole or in part by reference to, or are otherwise based upon or settled in, Common Stock, including (without limitation), unrestricted stock, performance units, dividend equivalents, and convertible debentures, may be granted under this Plan.

SECTION 11. BONUS AWARDS

(a) Determination of Awards. The Committee shall determine the total amount of Bonus Awards for each Plan Year or such shorter performance period as the Committee may establish in its sole discretion. Bonus Awards that are Performance Awards shall be subject to the provisions of Section 9 of this Plan.

(b) Payment of Awards. Bonus Awards under this Plan shall be paid in cash or in Shares (valued at Fair Market Value as of the date of payment) as determined by the Committee, as soon as practicable following the close of this Plan Year or such shorter performance period as the Committee may establish. It is intended that a Bonus Award will be paid no later than the fifteenth (15th) day of the third month following the later of: (i) the end of the Participant's taxable year in which the requirements for such Bonus Award have been satisfied by the Participant or (ii) the end of the Company's fiscal year in which the requirements for such Bonus Award have been satisfied by the Participant. Subject to Section 16(k), the Committee may at its option establish procedures pursuant to which Participants are permitted to defer the receipt of Bonus Awards payable hereunder. The Bonus Award to any Participant for any Plan Year or such shorter performance period may be reduced or eliminated by the Committee in its discretion.

SECTION 12. TERMINATION OF EMPLOYMENT

(a) Generally. A Participant's Awards shall be forfeited upon such Participant's Termination of Employment, except as set forth below:

(i) Upon a Participant's Termination of Employment by reason of death, all Awards reflected in the Participant's account that were unvested at the time of death shall automatically vest and all such Options or SARs held by the Participant may be exercised at any time until the earlier of (A) the first anniversary of the date of such death and (B) the expiration of the Term thereof;

(ii) Upon a Participant's Termination of Employment by reason of Disability or Retirement, any Option or SAR held by the Participant that was exercisable immediately before the Termination of Employment may be exercised at any time until the earlier of (A) the first anniversary of such Termination of Employment and the (B) expiration of the Term thereof;

(iii) Upon a Participant's Termination of Employment for Cause, any unvested Award held by the Participant shall be forfeited, effective as of such Termination of Employment;

(iv) Upon a Participant's Termination of Employment for any reason other than death, Disability, Retirement or for Cause, any Option or SAR held by the Participant that was exercisable immediately before the Termination of Employment may be exercised at any time until the earlier of (A) the 90th day following such Termination of Employment and (B) expiration of the Term thereof; and

(v) Notwithstanding the above provisions of this Section 12(a), if a Participant dies after such Participant's Termination of Employment but while any Option or SAR remains exercisable as set forth above, such Option or SAR may be exercised at any time until the later of (A) the earlier of (1) the first anniversary of the date of such death and (2) expiration of the Term thereof and (B) the last date on which such Option or SAR would have been exercisable, absent this Section 12(a).

(b) <u>Exception.</u> Notwithstanding the foregoing, the Committee shall have the power, in its discretion, to apply different rules concerning the consequences of a Termination of Employment; <u>provided</u>, <u>however</u>, that if such rules are less favorable to the Participant than those set forth above, such rules are set forth in the applicable Award Agreement. If an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Option will thereafter be treated as a Nonqualified Stock Option.

SECTION 13. CHANGE IN CONTROL PROVISIONS

(a) <u>Definition of Change in Control</u>. Except as otherwise may be provided in an applicable Award Agreement, for purposes of this Plan, a "<u>Change in Control</u>" shall mean any of the following events:

(i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "<u>Person</u>"), other than Liberty TripAdvisor Holdings, Inc., and its affiliates, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of equity securities of the Company representing more than 50% of the voting power of the then outstanding equity securities of the Company entitled to vote generally in the election of directors (the "<u>Outstanding Company Voting Securities</u>"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Company, (B) any acquisition directly from the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (D) any acquisition pursuant to a transaction which would qualify as a transaction described in clauses (A), (B) or(C) of subsection (iii) below; or

(ii) During the period of two consecutive years, individuals who, at the beginning of such period, constitute the Board (the "<u>Incumbent Board</u>") cease for any reason to constitute at least a majority of the Board; <u>provided</u>, <u>however</u>, that any individual becoming a director subsequent to the beginning of such period, whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the purchase of assets or stock of another entity (a "<u>Business Combination</u>"), in each case, unless immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Voting Securities immediately prior to such Business Combination will beneficially own, directly or indirectly, more than 50% of the then outstanding combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Voting Securities, (B) no Person (excluding Liberty TripAdvisor Holdings, Inc., and its affiliates, any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) will beneficially own, directly or indirectly, more than a majority of the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership of the Company existed prior to the Business Combination and (C) at least a majority of the members of the board of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination (I) will have been members of the Incumbent Board at the time of the initial agreement, or action of the Board, providing for such Business Combination, or (II) would have been elected, or nominated for election by the Company's stockholders, by an approval vote of at least a majority of the directors then comprising the Incumbent Board; or

(iv)   Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, unless provided otherwise in an Award Agreement, with respect to any Award that is characterized as "nonqualified deferred compensation" within the meaning of Section 409A of the Code, an event shall not be considered to be a Change in Control under this Plan for purposes of payment of such Award unless such event is also a "change in ownership," a "change in effective control," or a "change in the ownership of a substantial portion of the assets" of the Company within the meaning of Section 409A of the Code.

(b)   Impact of Event/Double Trigger on Vice Presidents and Above. Unless otherwise provided in the applicable Award Agreement and subject to Sections 4(d), 13(d) and 16(k), notwithstanding any other provision of this Plan to the contrary, upon the Termination of Employment, within three months prior to a Change in Control or within twelve months following a Change in Control, of a Participant who, as of the date of termination, has a title of Vice President or above, by the Company other than for Cause or Disability or by the Participant for Good Reason, then:

(i)   any Options and SARs outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall be fully exercisable and vested and shall remain exercisable until the later of (i) the last date on which such Option or SAR would be exercisable in the absence of this Section 13(b) and (ii) the earlier of (A) the first anniversary of such Change in Control and (B) expiration of the Term of such Option or SAR;

(ii)   all Restricted Stock outstanding as of such Termination of Employment which was outstanding as of the date of such Change in Control shall become free of all restrictions and become fully vested and transferable;

(iii)   all RSUs outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall be considered to be earned and payable in full, and any restrictions shall lapse and such RSUs shall be settled as promptly as is practicable (but in no event later than March 15 of the calendar year following the end of the calendar year in which the RSUs vest); and

(iv)   all Performance Awards outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall be considered to be earned and payable in full, vesting shall accelerate assuming the Performance Goals have been met at target and any restrictions shall lapse and any such RSUs shall be settled as promptly as is practicable (but in no event later than March 15 of the calendar year following the end of the calendar year in which the RSUs vest).

(c)   Impact of Event/Double Trigger on Other Participants. Unless otherwise provided in the applicable Award Agreement and subject to Sections 4(d), 13(d) and 16(k), notwithstanding any other provision of this Plan to the contrary, upon the Termination of Employment, within three months prior to a Change in Control or within twelve months following a Change in Control, of any other Participant, by the Company other than for Cause or Disability or by the Participant for Good Reason:

(i)   Fifty percent (50%) of any Options and SARs outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall be fully exercisable and vested and shall remain exercisable until the later of (i) the last date on which such Option or SAR would be exercisable in the absence of this Section 13(b) and (ii) the earlier of (A) the first anniversary of such Change in Control and (B) expiration of the Term of such Option or SAR;

(ii) Fifty percent (50%) of all Restricted Stock outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall become free of all restrictions and become fully vested and transferable;

(iii) Fifty percent (50%) of all RSUs outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall be considered to be earned and payable in full, and any restrictions shall lapse and such RSUs shall be settled as promptly as is practicable (but in no event later than March 15 of the calendar year following the end of the calendar year in which the RSUs vest); and

(iv) Fifty percent (50%) of all Performance Awards outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall be considered to be earned and payable in full, vesting shall accelerate assuming the Performance Goals have been met at target and any restrictions shall lapse and any such RSUs shall be settled as promptly as is practicable (but in no event later than March 15 of the calendar year following the end of the calendar year in which the RSUs vest).

Notwithstanding the foregoing, the Committee will continue to have plenary authority and complete discretion to, among other things, accelerate the vesting of a greater percentage of Awards.

SECTION 14. TERM, AMENDMENT AND TERMINATION

(a) _Effectiveness_. This Plan shall be effective as of April 19, 2023 (the "Effective Date"), subject to approval by the affirmative vote of a majority of the outstanding shares of Common Stock present by person or by proxy at the Company's 2023 Annual Meeting that are entitled to vote on a proposal to approve the adoption of this Plan.

(b) _Termination_. This Plan will terminate on the tenth anniversary of the Effective Date. Awards outstanding as of such date shall not be affected or impaired by the termination of this Plan.

(c) _Amendment of Plan_. The Board may amend, alter, or discontinue this Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of the Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law (including without limitation Section 409A of the Code), stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by applicable law or the listing standards of the Applicable Exchange or to the extent determined by the Committee to be required by the Code to ensure that Incentive Stock Options granted under this Plan are qualified under Section 422 of the Code.

(d) _Amendment of Awards_. Subject to Section 6(d), the Committee may unilaterally amend the terms of any Award theretofore granted, prospectively or retroactively, but no such amendment shall, without the Participant's consent, materially impair the rights of any Participant with respect to an Award, except such an amendment made to cause this Plan or Award to comply with applicable law, stock exchange rules or accounting rules.

SECTION 15. UNFUNDED STATUS OF PLAN

It is presently intended that this Plan constitute an "unfunded" plan. Solely to the extent permitted under Section 409A, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under this Plan to deliver Common Stock or make payments; provided, however, that the existence of such trusts or other arrangements is consistent with the "unfunded" status of this Plan. Notwithstanding any other provision of this Plan to the contrary, with respect to any Award that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, no trust shall be funded with respect to any such Award if such funding would result in taxable income to the Participant by reason of Section 409A(b) of the Code and in no event shall any such trust assets at any time be located or transferred outside of the United States, within the meaning of Section 409A(b) of the Code. With respect to any payment as to which a Participant has a fixed and vested interest but which is not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any right that is greater than those of a general unsecured creditor of the Company.

SECTION 16. GENERAL PROVISIONS

(a)   Conditions for Issuance. The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of this Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for Shares under this Plan prior to fulfillment of all of the following conditions: (i) listing or approval for listing upon notice of issuance, of such Shares on the Applicable Exchange; (ii) any registration or other qualification of such Shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable; and (iii) obtaining any other consent, approval, or permit from any state or federal governmental agency which the Committee shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.

(b)   Additional Compensation Arrangements. Nothing contained in this Plan shall prevent the Company or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees.

(c)   No Contract of Employment or Service. Neither this Plan nor the grant of any Award hereunder shall constitute a contract of employment or service, and neither the adoption of this Plan nor the grant of any Award hereunder shall confer upon any employee, consultant, independent contractor or service provider any right to continued employment or service, nor shall it interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate the employment or service of any employee, consultant, independent contractor or service provider at any time.

(d)   Required Taxes. No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income or employment or other tax purposes with respect to any Award under this Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. If determined by the Company, withholding obligations may be settled with Common Stock, including Common Stock that is part of the Award that gives rise to the withholding requirement; provided, however, that the amount withheld does not exceed the maximum statutory tax rate or such lesser amount as is necessary to avoid liability accounting treatment. The required tax withholding obligation may also be satisfied, in whole or in part, by an arrangement whereby a certain number of Shares issued pursuant to any Award are immediately sold and proceeds from such sale are remitted to the Company in an amount that would satisfy the withholding amount due. In addition, the Committee may require Awards to be subject to mandatory share withholding up to the required withholding amount. The obligations of the Company under this Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock.

(e)   Limitation on Dividend Reinvestment and Dividend Equivalents. Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Shares with respect to dividends to Participants holding Awards of RSUs, shall only be permissible if sufficient Shares are available under Section 4 for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of RSUs equal in number to the Shares that would have been obtained by such payment or reinvestment, the terms of which RSUs shall provide for settlement in cash and for dividend equivalent reinvestment in further RSUs on the terms contemplated by this Section 16(e). Any dividend equivalents granted with respect to an Award will be payable to the Participant only if, when and to the extent such underlying Award vests, and that dividend equivalent rights granted with respect to Awards that do not vest will be forfeited. For the avoidance of doubt, dividends and dividend equivalents shall not be payable with respect to Options or SARs.

(f) Designation of Death Beneficiary. The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant's death are to be paid or by whom any rights of such eligible Individual, after such Participant's death, may be exercised.

(g) Subsidiary Employees. In the case of a grant of an Award to any employee of a Subsidiary of the Company, the Company may, if the Committee so directs, issue or transfer the Shares, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Subsidiary will transfer the Shares to the employee in accordance with the terms of the Award specified by the Committee pursuant to the provisions of this Plan. All Shares underlying Awards that are forfeited or canceled should revert to the Company.

(h) Governing Law and Interpretation. This Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws. The captions of this Plan are not part of the provisions hereof and shall have no force or effect.

(i) Non-Transferability. Except as otherwise provided in Section 6(i) or by the Committee, Awards under this Plan are not transferable except by will or by laws of descent and distribution.

(j) Foreign Employees and Foreign Law Considerations. The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in this Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of this Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

(k) Section 409A of the Code. This Plan and Awards are intended to comply with or be exempt from the applicable requirements of Section 409A of the Code and shall be limited, construed, and interpreted in accordance with such intent. The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A of the Code, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto and any rules regarding treatment of such Awards in the event of a Change in Control, shall be set forth in the applicable Award Agreement, and shall comply in all respects with Section 409A of the Code. Notwithstanding any contrary provision in this Plan or Award Agreement, any payment(s) of "nonqualified deferred compensation" (within the meaning of Section 409A of the Code) that are otherwise required to be made under this Plan to a "specified employee" (as defined under Section 409A of the Code) as a result of such employee's separation from service (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, until the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Award Agreement) upon expiration of such delay period. In no event may a Participant, directly or indirectly, designate the calendar year of any payment to be made under any Award. Notwithstanding anything herein to the contrary, any provision in this Plan that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with or be exempt from Section 409A of the Code and, to the extent such provision cannot be amended to comply therewith or be exempt therefrom, such provision shall be null and void. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee or the Company. The Participant shall be solely responsible for the payment of any taxes, penalties, interest, or other expenses incurred by the Participant with respect to any Award that is not compliant with or exempt from Section 409A, and the Company shall have no responsibility to the Participant or any other party for the payment of such taxes, penalties interest or other expense.

(l) Indemnification. Each person who is or will have been a member of the Board or of the Committee and any designee of the Board or Committee will be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed on or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he may be made party or in which he may be involved by reason of any determination, interpretation, action taken or failure to act under this Plan and against and from any and all amounts paid by him in settlement thereof, with the Company's approval, or paid by him in satisfaction of any judgment in any such action, suit or proceeding against him, provided he will give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification will not be exclusive and will be independent of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation, By-laws, by contract, as a matter of law, or otherwise.

(m)   Compensation Recoupment or "Clawback" Policy. All Awards, amounts, or benefits received or outstanding under this Plan will be subject to clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action in accordance with any Company clawback or similar policy or any Applicable Law related to such actions. A Participant's acceptance of an Award will constitute the Participant's acknowledgment of and consent to the Company's application, implementation, and enforcement of any applicable Company clawback or similar policy that may apply to the Participant, whether adopted before or after the Effective Date, and any Applicable Law relating to clawback, cancellation, recoupment, rescission, payback, or reduction of compensation, and the Participant's agreement that the Company may take any actions that may be necessary to effectuate any such policy or Applicable Law, without further consideration or action.

(n)   Deferral of Awards. The Committee may establish one or more programs under this Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Participant to payment or receipt of Shares or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules, and procedures that the Committee deems advisable for the administration of any such deferral program.

(o)   Data Privacy. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this Section 16(o) by and among, as applicable, the Company and its Affiliates, for the exclusive purpose of implementing, administering, and managing this Plan and Awards and the Participant's participation in this Plan. In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant's name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the "Data"). In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of this Plan and Awards and the Participant's participation in this Plan, the Company and its Affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of this Plan and Awards and the Participant's participation in this Plan. Recipients of the Data may be located in the Participant's country or elsewhere, and the Participant's country and any given recipient's country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of this Plan and Awards and the Participant's participation in this Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any shares of Common Stock. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage this Plan and Awards and the Participant's participation in this Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel the Participant's eligibility to participate in this Plan, and in the Committee's discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.



2022 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to
Commission file number: 001-35362

TRIPADVISOR, INC.
(Exact name of registrant as specified in its charter)

Delaware	**80-0743202**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

400 1st Avenue
Needham, MA 02494
(Address of principal executive office) (Zip Code)
Registrant's telephone number, including area code:
(781) 800-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock	TRIP	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was $1,915,177,508 based on the closing price on The Nasdaq Global Select Market on such date.

Class	Outstanding Shares at February 10, 2023
Common Stock, $0.001 par value per share	128,164,615 shares
Class B common stock, $0.001 par value per share	12,799,999 shares

Documents Incorporated by Reference

The registrant intends to file a proxy statement pursuant to Regulation 14A not later than 120 days after the close of the fiscal year ended December 31, 2022. Portions of such proxy statement are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

We refer to Tripadvisor, Inc. and our wholly-owned subsidiaries as "Tripadvisor," "Tripadvisor group," "the Company," "us," "we" and "our" in this Annual Report on Form 10-K.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Annual Report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The following words, when used, are intended to identify forward-looking statements: "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "project," "target," "result," "should," "will," and similar expressions which do not relate solely to historical matters. We caution investors that any forward-looking statements in this report, or which management may make orally or in writing from time to time, are based on management's beliefs and on assumptions made by, and information currently available to, management. Such statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements are more fully described in Part I. Item 1A. "Risk Factors." Moreover, we operate in a rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We caution you that, while forward-looking statements reflect our good faith beliefs when we make them, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events or otherwise.

Investors should also refer to our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K as we file them with the U.S. Securities and Exchange Commission (the "SEC"), and to other materials we may furnish to the public from time to time through Current Reports on Form 8-K or otherwise.

PART I

Item 1. Business

Overview

The Tripadvisor group operates as a family of brands with a purpose of connecting people to experiences worth sharing. Our vision is to be the world's most trusted source for travel and experiences. The Company operates across three reportable segments: Tripadvisor Core, Viator, and TheFork. We leverage our brands, technology platforms, and capabilities to connect our large, global audience with partners by offering rich content, travel guidance products and services, and two-sided marketplaces for experiences, accommodations, restaurants, and other travel categories.

Tripadvisor Core's purpose is to empower everyone to be a better traveler by serving as the world's most trusted and essential travel guidance platform. Since Tripadvisor's founding in 2000, the Tripadvisor brand has developed a relationship of trust and community with travelers and experience seekers by providing an online global platform for travelers to discover, generate, and share authentic user-generated content ("UGC") in the form of ratings and reviews for destinations, points-of-interest ("POIs"), experiences, accommodations, restaurants, and cruises in over 40 countries and over 20 languages across the world. As of December 31, 2022, Tripadvisor offered more than 1 billion user-generated ratings and reviews on nearly 8 million experiences, accommodations, restaurants, airlines, and cruises. Tripadvisor's online platform attracts one of the world's largest travel audiences, with hundreds of millions of visitors in 2022.

Viator's purpose is to bring more wonder into the world—to bring extraordinary, unexpected, and forever memorable experiences to more people, more often, wherever they are traveling. In doing so, Viator elevates tens of thousands of businesses, large and small. Viator delivers on its purpose by enabling travelers to discover and book iconic, unique and memorable experiences from experience operators around the globe. Our online marketplace is comprehensive and easy-to-use, connecting millions of travelers to the world's largest supply of bookable tours, activities and attractions—over 300,000 experiences from more than 50,000 operators as of December 31, 2022. Viator is a pure-play experiences online travel agency ("OTA") singularly focused on the needs of both travelers and operators with the largest supply of bookable experiences available to travelers.

TheFork's purpose is to deliver happiness through amazing dining experiences. TheFork delivers on its purpose by providing an online marketplace that enables diners to discover and book online reservations at more than 55,000 restaurants in 12 countries, as of December 31, 2022, across the UK, western and central Europe, and Australia. TheFork has become an urban, gastronomic guide with a strong community that offers more than 20 million restaurant reviews.

The COVID-19 pandemic had a significant negative impact on the travel and hospitality industries and, consequently, adversely and materially affected our business, results of operations, liquidity and financial condition during the years ended December 31, 2021 and 2020. In 2022, we generally experienced a travel demand recovery fueled by the continued easing of government restrictions globally and increasing consumer travel demand. We believe that consumers will continue to seek connection with others, discover new places, and experience new things through travel. We believe this sustained demand, combined with an ongoing need to make informed decisions, creates significant long-term growth opportunities for our business.

Our Industry and Market Opportunity

We are one of the world's largest online travel companies; however, our consolidated annual revenue in 2022 of nearly $1.5 billion represents less than one percent of total worldwide travel spending, which highlights the potential size of our global market opportunity. Phocuswright, an independent travel, tourism and hospitality research firm, estimated global travel spending, exclusive of experiences and dining, at approximately $1.6 trillion in 2020 prior to the onset of COVID-19. In December 2022 Phocuswright estimated global travel spending will reach approximately $1.4 trillion by 2024, with an expected increasing share booked through online channels each year.

We believe that we are a compelling leader in the global experiences industry and well positioned to capture increased share in a large and growing market that is estimated to reach more than $275 billion by 2025 according to Arival's October 2022 report (the "Arival Report"), a leading research provider on the in-destination experiences industry. Moreover, we believe we are poised to benefit from increased online adoption in the global experiences industry. While online penetration in experiences remains nearly a third below other major travel categories, such as hotel accommodations, the anticipated total size of the online experiences market will continue to expand, and is expected to surpass pre-pandemic levels by 2023, according to the Arival Report, as travelers become increasingly more comfortable making last-minute bookings online, operators continue to shift online in order to more efficiently adhere to evolving pandemic regulations, and international travel returns. In addition, OTAs are the fastest growing channel in the travel experiences market and are expected to undergo significant growth going forward, with the OTA channel expected to experience a compounded annual growth rate ("CAGR") of 62% from 2020 to 2025 according to the Arival Report.

Based on information in Euromonitor's February 2022 report, a leading provider of global business intelligence, market research data and analysis, we estimate the full-service European restaurants industry may reach approximately $250 billion by 2025. In addition, based on this same data, this industry is exhibiting a similar trend as the experiences industry in terms of online adoption; the majority of restaurant reservation bookings still take place offline, but an increasing share is booked through online channels each year. We believe that we are still early in the global shift in consumer adoption towards booking experiences and restaurants online, which provides an exciting future market opportunity for our business.

Our Business Strategy

The Tripadvisor group operates in a unique position in the travel and experiences ecosystem:

- Large, global, and growing addressable markets including travel, experiences, and digital advertising;
- A large, global, and engaged audience making meaningful contributions that reinforces a relationship of trust and community; and
- A wealth of high-intent data that comes from serving our audience of travelers and experience seekers at different points along their journey - whether they are engaging on our platforms for inspiration on their next experience, planning a trip, or making a purchasing decision.

The Tripadvisor group is united in a shared purpose and vision, but operate different value creation strategies for each segment. We manage priorities and levels of investment based upon factors that include the size and maturity of each segment, the size and maturity of the addressable market, growth opportunities, and competitive positioning, among other factors.

In our Tripadvisor Core segment, we offer a compelling value proposition to both travelers and partners across a number of key categories that include accommodations, experiences, and media, among other categories. This value proposition is delivered through a collection of durable assets that we believe is difficult to replicate: a trusted brand, authentic UGC, a large community of contributors, and one of the largest global travel audiences. Our strategy in this segment is to leverage these core assets as well as our technology capabilities to provide travelers with a compelling user experience that helps travelers make the best decisions in each phase of their travel journey, including pre-trip planning, in-destination, and post-trip sharing. We intend to drive new traveler acquisition and repeat audience engagement on our platform by offering meaningful travel guidance solutions and services that reduce friction in the traveler journey and create a deeper, more persistent relationship with travelers. We evaluate investment opportunities across data, product, marketing, and technology that we believe will improve the monetization of our audience through deeper engagement, which, in turn, we expect will drive more value to our partners.

In our Viator and TheFork segments, we provide two-sided marketplaces that connect travelers and diners to operators of bookable experiences and restaurants, respectively. Within our Viator segment, we are investing in growth, future scale, and market share gains to accelerate our market leadership position, while improving booking unit economics that provide visibility to sustainable future profitability. This means driving awareness and higher quality audience engagement, which we believe will drive greater repeat behavior, more direct traffic, and translate into improved unit economics over time. Our investments on both sides of our marketplace, as well as in our core offerings, are intended to deliver a differentiated value proposition that will drive sustainable market leadership as our partners, operators, and travelers find themselves in an increasingly competitive marketplace environment. Similarly, in TheFork segment, we are also investing in growth, future scale, and market share gains. Our investments are focused on continuing to grow both our restaurant base and our diner base by offering innovative tools and features on our platform, and through continued awareness of our brand.

We expect to drive growth across the Tripadvisor group through organic investment in data, product, marketing and technology to further enhance the value we deliver to travelers and partners across our brands, platforms, and reportable segments. In addition, we may accelerate growth inorganically by opportunistically pursuing strategic acquisitions.

Our Business Models

We manage our Tripadvisor Core segment primarily through the following revenue sources and related business models:

- ***Tripadvisor-branded Hotels Revenue.*** The largest source of Tripadvisor Core segment revenue is generated from click-based advertising on our hotel meta platform (formerly referred to as our hotel auction), which consists primarily of contextually-relevant booking links to partner websites, which predominantly include OTAs and hotels. Click-based advertising is generally priced on a cost-per-click ("CPC") basis, with payments from partners determined by the number of clicks generated on a commerce link multiplied by the CPC rate for each particular click. CPC rates are determined in a dynamic, competitive auction bidding process. We also generate click-based advertising revenue on a cost-per-action ("CPA") basis, with payments from partners determined by a contractual commission rate based on a traveler click generated on our platform that ultimately results in a hotel booking and stay via the partners' websites.

  We provide additional business-to-business ("B2B") offerings to hotels and related accommodation partners that deliver other unique opportunities to further promote, advertise, and operate their businesses as well as merchandise their inventory on our platform. These include a subscription-based advertising solution, with payments determined by a contractual fee and time duration, or other CPC-based advertising services through hotel sponsored placements on our platform.

- ***Tripadvisor-branded Display and Platform Revenue.*** We offer endemic and non-endemic advertisers unique opportunities to promote their brands primarily through display-based advertising placements across our brands on our platform. Our advertising clients are predominantly direct suppliers of hotels, airlines and cruises, as well as destination marketing organizations ("DMOs"), OTAs, and other travel related businesses. Display-based advertising placements are predominantly sold on a cost per thousand impressions ("CPM") basis.

- ***Tripadvisor Experiences and Dining Revenue.*** We merchandise, on the Tripadvisor platform, bookable experiences available on Viator and bookable dining reservations available on TheFork and earn affiliate marketing commission revenue on bookings that are driven by our platform, which are fulfilled by Viator and TheFork, respectively. These transactions generate intercompany (intersegment) revenue which is eliminated on a consolidated basis. The nature and economics of these transactions are consistent with the Viator segment and TheFork segment, as described below.

  We provide additional B2B offerings to restaurant partners that deliver other unique opportunities to further promote, advertise, and operate their businesses as well as merchandise their businesses on our platform. These offerings can be subscription-based, with payments determined by a contractual fee and time duration, or CPC-based advertising services through restaurant sponsored placements on our platform.

4

- ***Other Revenue.*** We provide travelers additional offerings across various other travel categories, including alternative accommodations (e.g., short-term vacation rentals), cruises, flights, and rental cars. We provide these offerings across a collection of brands that complement and reinforce our segment strategy of providing differentiated guidance that helps travelers reduce friction and make better decisions. Our alternative accommodation rentals platform (formerly referred to as vacation rentals) is a two-way marketplace that connect travelers with owners and operators of short-term rental properties, generating commission revenue from both the traveler and the property owner for each booking we facilitate across our branded platforms. Our cruise, flight, and rental cars offerings generate revenue primarily through click-based and display-based advertising, as described above.

Our Viator segment offers travelers a comprehensive online marketplace that provides access to over 300,000 experiences and over 50,000 experience operators. These experiences are instantly bookable online in over 190 countries. Our business model relies on the success of travelers and operators who join our marketplace and generate consistent bookings over time. As operators become more successful on our platform and as travelers return over time, we benefit from the recurring activity on our marketplace. We generate revenue through commissions for each booking transaction we facilitate directly and indirectly through our platform. Through Viator, we power traveler experience bookings on behalf of third-party distribution partner websites, including the Tripadvisor platform as well as many of the world's major OTAs, airlines, hotels, online and offline travel agencies, and other prominent content and eCommerce brands. For the majority of experience bookings, we collect the full amount charged to the traveler at the time of booking and remit the operator's portion after the booked experience occurs, which contributes to positive working capital before the traveler completes the experience.

TheFork segment offers travelers and diners a comprehensive online marketplace that provides access to more than 55,000 restaurants to discover and book reservations in 12 countries across the UK, western and central Europe, and Australia. We primarily generate revenue for each booking reservation we facilitate on our platform, calculated on a per seated diner fee basis and paid for by the restaurant partner. We also generate revenue on a subscription basis from restaurant partners by providing, for a fee, access to premium online reservation booking software and related services offerings to help them more effectively and efficiently manage their business.

Seasonality

Consumers' travel expenditures have historically followed a seasonal pattern. Correspondingly, travel partner advertising investments, and therefore our revenue and operating profits, have also historically followed a seasonal pattern. Our financial performance tends to be seasonally highest in the second and third quarters of a given year, which includes the seasonal peak in consumer demand, including traveler accommodation stays, and travel experiences taken, compared to the first and fourth quarters, which represent seasonal low points. In addition, during the first half of the year, experience bookings typically exceed the amount of completed experiences, resulting in higher cash flow related to working capital, while during the second half of the year, particularly in the third quarter, this pattern reverses and cash flows from these transactions are typically negative.

Certain factors may impact our typical seasonal fluctuations, which may include any significant shifts in our business mix or adverse economic conditions that could result in future seasonal patterns that are different from historical trends. For example, the negative impact to our business from COVID-19 materially affected our historical trends at varying levels during the years ended December 31, 2021 and 2020, while these trends significantly improved during the year ended December 31, 2022, resulting in increased revenues, and working capital and operating cash flow more akin to typical historical seasonality trends.

Marketing

We have established world-renowned, widely used, and recognized brands through the innovative and efficient implementation of marketing and promotional campaigns. Particularly, we believe we have been successful with the strategic use of a number of cost effective online and offline marketing channels to reach travelers and diners, including our own platform channels (i.e., websites and apps), online search engines (primarily Google), social media, email, media via public relations, partnerships, and content distribution. Our omni-channel marketing programs are intended to showcase the value of our industry-leading travel brands; increase user traffic; efficiently drive transactions and engagement; optimize ongoing traveler acquisition costs; and strategically position our brands in relation to one another as we continue to differentiate our offering versus those of our competitors. Our sustained scale and profitability depend on our continued ability to cost effectively maintain and increase the overall number of users engaged on our platforms and their subsequent transactions. We continue to focus on our ability to attract and engage new and repeat users and encourage users to directly visit our websites and apps. We have the ability to manage our marketing investments across our portfolio of brands to optimize results for the Company. Our relative flexibility enables us to make decisions on a brand-by-brand, market-by-market, travel segment and customer basis that we think are appropriate based on the relative growth opportunity, the expected returns and the competitive environment.

Competition

We operate in a very competitive set of market environments that constantly evolve and change. Some of our current and potential competitors, listed below, have significantly more customers, data, and financial and other resources than we do, and may be able to leverage those strengths to compete more aggressively with us.

Across our three segments, we primarily compete, and in some cases partner, with the following businesses:

- General OTAs, such as Expedia, Booking Holdings, Airbnb, traveloka, Despegar, Trip.com, and their respective subsidiaries and operating companies;
- Experiences OTAs, such as GetYourGuide, Klook, and TUI Musement;
- Hotel metasearch providers, such as trivago, Kayak and HotelsCombined;
- Online search, social media, and marketplace platforms for advertising spend, such as Google, Facebook, Twitter, Pinterest, and Snap;
- Global and regional travel, experiences, and restaurant brands seeking to promote direct bookings;
- Emerging online advertising businesses, such as ad-supported retail and entertainment platforms like Amazon, Spotify, and Walmart;
- Traditional offline travel agencies; and
- Global and regional restaurant technology providers for reservation management and related services, such as OpenTable, Resy, and Tock.

Commercial Relationships

We have commercial relationships with a majority of the world's leading OTAs, as well as thousands of other travel partners, pursuant to which these companies primarily purchase traveler leads from us, generally on a click-based advertising basis. Although these relationships are memorialized in agreements, many of these agreements are for limited terms or are terminable at will or on short notice. As a result, we seek to ensure the mutual success of these relationships.

For the years ended December 31, 2022, 2021 and 2020, our two most significant travel partners were Expedia (and its subsidiaries) and Booking (and its subsidiaries), each of which accounted for 10% or more of our consolidated revenue and together accounted for approximately 35%, 34% and 25% of our consolidated revenue, respectively. Nearly all of this concentration of revenue is recorded in our Tripadvisor Core segment during these reporting periods. Additionally, our business is dependent on relationships with third-party service operators that we rely on to fulfill service obligations to our customers where we are the merchant of record, such as our experience providers and vacation rental owners. However, no single operator's inventory resulted in more than 10% of our revenue on a consolidated basis or at a reportable segment level in any period presented.

Operations and Technology

We have assembled a team of highly skilled software engineers, computer scientists, data scientists, network engineers and systems engineers whose expertise spans a broad range of technical areas, including a wide variety of open source operating systems, databases, languages, analytics, networking, scalable web architecture, operations and warehousing technologies. We make significant investments in product and feature development, data management, personalization technologies, scalable infrastructures, networking, data warehousing, and search engine technologies.

Our systems infrastructure for Tripadvisor-branded websites is in a "hybrid-cloud" configuration in which parts of it are housed at a colocation facility and managed by our operations team, while the rest is hosted on Amazon Web Services. Our infrastructure installations have multiple communication links as well as continuous monitoring and engineering support. The co-location facility is protected with both network-level and application-level defenses, using well known commercial solutions specifically tailored for such purposes. We make use of Amazon Web Services availability zones to provide redundancy for the cloud portions of our infrastructure. Substantially all of our software components, data, and content are replicated in multiple data centers and development centers, as well as backed up at offsite locations. Our systems are monitored and protected through multiple layers of security. Several of our individual subsidiaries and businesses have their own technology teams to support business growth while leveraging common assets, tools and processes for scale across the group.

Intellectual Property

Our intellectual property, including patents, trademarks, copyrights, domain names, trade dress, proprietary technology and trade secrets, is an important component of our business. We rely on our intellectual property rights in our content, proprietary technology, software code, ratings indexes, databases of reviews and forum content. We have acquired some of our intellectual property rights through licenses and content agreements with third parties and these arrangements may place restrictions on the use of our intellectual property.

We protect our intellectual property by relying on our terms of use, confidentiality agreements and contractual provisions, as well as on international, national, federal, state and common law rights. We protect our brands by pursuing the trademark registration of our core brands, as appropriate, maintaining our trademark portfolio, securing contractual trademark rights protection when appropriate, and relying on common law trademark rights when appropriate. We also register copyrights and domain names as deemed appropriate. Additionally, we protect our trademarks, domain names and copyrights with the use of intellectual property licenses and an enforcement program.

We have considered, and will continue to consider, the appropriateness of filing for patents to protect future inventions, as circumstances may warrant. However, many patents protect only specific inventions and there can be no assurance that others may not create new products or methods that achieve similar results without infringing upon patents owned by us.

In connection with our copyrightable content, we post and institute procedures under the U.S. Digital Millennium Copyright Act and similar "host privilege" statutes worldwide to gain immunity from copyright liability for photographs, text and other content loaded on our platform by consumers. However, differences between statutes, limitations on immunity, political and regulatory efforts to amend relevant statutes, and moderation efforts in the many jurisdictions in which we operate may affect our ability to claim immunity.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement by us of the trademarks, copyrights, patents, and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. Any such litigation, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could materially harm our business.

Regulation

We are subject to a number of laws and regulations that affect companies conducting business on the internet as well as some relating to the travel industry, the provision of travel services and the vacation rental industry. As we continue to expand the reach of our brands into additional international markets and expand our product offerings, we are increasingly subject to additional laws and regulations. This includes laws and regulations regarding privacy and data protection, libel and defamation, content, intellectual property, distribution, electronic contracts and other communications, consumer protection, taxation, online payment services and competition, among others. These laws and regulations are constantly evolving and can be subject to significant change. Many of these laws and regulations are being tested in courts, and could be interpreted by regulators and courts in ways that could harm our business. In addition, the application and interpretation of these laws and regulations is often uncertain, particularly in the new and rapidly-evolving industry in which we operate.

In addition, we provide advertising data and information and conduct marketing activities that are subject to consumer protection laws that regulate unfair and deceptive practices, domestically and internationally, including, in some countries, pricing display requirements, licensing and registration requirements and industry specific value-added tax regimes. The U.S. (as well as individual states), the E.U. (as well as member states) and other countries have adopted legislation that regulates certain aspects of the internet, including online editorial and user-generated content, data privacy, behavioral targeting and online advertising, taxation, and liability for third-party activities. It is difficult to accurately predict how such legislation will be interpreted and applied or whether new taxes or regulations will be imposed on our services, and whether or how we might be affected. Increased regulation of the internet could increase the cost of doing business or otherwise materially adversely affect our business, financial condition or operating results.

We are subject to laws that require protection of user privacy and user data. As our business has evolved, we have begun to receive and store a greater volume of personally identifiable data. This data is increasingly subject to laws and regulations in numerous jurisdictions around the world. For example, the E.U., in May 2018, adopted the General Data Protection Regulation, or GDPR, which requires companies, including ours, to meet enhanced requirements regarding the handling and storage of personal data. In January 2020, the State of California adopted the Consumer Privacy Protection Act which also enhances privacy rights and consumer protection for residents of California. In addition, several U.S. states have adopted similar laws or are currently evaluating their own laws and regulations. The enactment, interpretation and application of these laws is still in a state of flux.

Compliance with these laws, rules and regulations has not had, and is not expected to have, a material effect on our business, results of operations and financial condition. However, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and online commerce and/or information retrieved from or transmitted over the internet, online editorial and user-generated content, user privacy, behavioral targeting and online advertising, liability for third-party activities. Likewise, the SEC, Department of Justice ("DOJ") and Office of Foreign Assets Controls ("OFAC"), as well as foreign regulatory authorities, have continued to increase the enforcement of economic sanctions and trade regulations, anti-money laundering, and anti-corruption laws, across industries. As regulations continue to evolve and regulatory oversight continues to increase, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities.

Corporate History, Equity Ownership and Voting Control

Tripadvisor was founded in February 2000. In April 2004, Tripadvisor was acquired by IAC/InterActiveCorp, or IAC. In August 2005, IAC spun-off its portfolio of travel brands, including Tripadvisor, into Expedia, at the time a separate newly-formed Delaware corporation. On December 20, 2011 Expedia completed a spin-off of Tripadvisor into a separate publicly-traded Delaware corporation. We refer to this second spin-off transaction as the "Spin-Off." Following the Spin-Off, on December 21, 2011, Tripadvisor began trading on The Nasdaq Global Select Market, or Nasdaq, as an independent public company under the trading symbol "TRIP."

On December 11, 2012, Liberty Interactive Corporation, or Liberty, purchased an aggregate of approximately 4.8 million shares of common stock of Tripadvisor from Barry Diller, our former Chairman of the Board of Directors and Senior Executive, and certain of his affiliates. As a result, Liberty beneficially owned approximately 18.2 million shares of our common stock and 12.8 million shares of our Class B common stock.

On August 27, 2014, the entire beneficial ownership of our common stock and Class B common stock held by Liberty was acquired by Liberty TripAdvisor Holdings, Inc., or LTRIP. Simultaneously, Liberty, LTRIP's former parent company, distributed, by means of a dividend, to the holders of its Liberty Ventures common stock, Liberty's entire equity interest in LTRIP. We refer to this transaction as the "Liberty Spin-Off". As a result of the Liberty

Spin-Off, effective August 27, 2014, LTRIP became a separate, publicly traded company holding 100% of Liberty's interest in Tripadvisor.

As a result of these transactions, and as of December 31, 2022, LTRIP beneficially owned approximately 16.4 million shares of our common stock and 12.8 million shares of our Class B common stock, which constitute nearly 13% of the outstanding shares of common stock and 100% of the outstanding shares of Class B common stock. Assuming the conversion of all of LTRIP's shares of Class B common stock into common stock, LTRIP would beneficially own nearly 21% of the outstanding common stock. Because each share of Class B common stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, LTRIP may be deemed to beneficially own equity securities representing approximately 56% of our voting power.

Human Capital Management, Culture and Employees

Employees

As of December 31, 2022, the Company had approximately 3,100 employees. Approximately 55%, 35%, and 10% of the Company's current employees are based in Europe, the U.S., and the rest of world, respectively. Additionally, we use independent contractors to supplement our workforce. We believe we have good relationships with our employees and contractors, including relationships with employees represented by international works councils or other similar organizations.

Talent Acquisition and Development

We believe our employees are essential to our success and that the Company's success depends on our ability to attract, develop and retain key talent. The skills, experience and industry knowledge of key employees significantly benefit our operations and performance. Competition for qualified personnel is intense, particularly for software engineers, computer scientists, and other technical staff, and constrained labor markets have increased competition for personnel across other parts of our business. The Company's management and Board of Directors oversee various initiatives for talent acquisition, retention and development.

Our talent philosophy is to both develop talent from within and to strategically recruit key external talent. This approach has yielded a deep understanding, among our employee base, of our business, our products, and our customers, while adding new employees and ideas in support of our continuous improvement mindset. Our overall talent acquisition and retention strategy is designed to attract and retain diverse and qualified candidates to enable the success of the Company and achievement of our performance goals. We recruit the best people for the job without regard to gender, ethnicity or other protected traits and it is our policy to comply fully with all domestic, foreign and local laws relating to discrimination in the workplace. Our talent acquisition team uses internal and external resources to recruit highly skilled and talented workers, and we encourage employee referrals for open positions.

We support and develop our employees through global training and development programs that build and strengthen employees' leadership and professional skills. Leadership development includes programs for new leaders as well as programs designed to support more experienced leaders. We also partner with external training organizations to help provide current and future workers with the knowledge and skills they need to succeed.

It is important that our employees represent a mix of experiences and backgrounds in order to make our company stronger, more innovative and more inclusive. Inclusion is one of our core values, and we have programs in place to promote diversity and inclusion. Our diversity and inclusion initiatives support our goal that everyone throughout the Company is engaged in creating an inclusive workplace. We support inclusion through training on topics including Unconscious Bias and Inclusive Leadership. We also support a network of active Employee Resource Groups reflecting many dimensions of diversity across the Company.

Total Rewards

As part of our compensation philosophy, we believe that we must offer and maintain market competitive total rewards programs for our employees in order to attract, motivate and retain superior talent. These programs not only include base wages and incentives in support of our pay for performance culture, but also health, welfare, and retirement benefits.

We design our benefit programs to meet the needs of our employees' health while managing program costs for escalation rates at or below industry trend factors. Our programs include but are not limited to wellness, mental health services, telemedicine, and partnerships with service providers that support diverse family-care need solutions. We continuously refine, develop and implement proactive health care strategies and solutions that allow us to enhance employee health and well-being while curbing costs.

Health and Safety

The health and safety of our employees is of utmost importance to us. We conduct regular self-assessments and audits to ensure compliance with our health and safety guidelines and regulatory requirements.

Additional Information

We maintain a corporate website at ir.tripadvisor.com. Except as explicitly noted, the information on our website, as well as the websites of our various brands, is not incorporated by reference in this Annual Report on Form 10-K, or in any other filings with, or in any information furnished or submitted to, the SEC.

On our Investor Relations website (http://ir.tripadvisor.com/investor-relations), we provide our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports free of charge. These reports are available on our website as soon as reasonably practicable after we electronically file or furnish these reports to the SEC or publish through press releases, public conference calls and certain webcasts. All documents filed electronically with the SEC (including reports, proxy and information statements and other information) are also available at www.sec.gov. Investors and others should be aware that we use our investor relations website (http://ir.tripadvisor.com/investor-relations) to announce material financial information to our investors as well as communicate with the public about our company, our results of operations and other information.

We post our code of business conduct and ethics, which applies to all employees, including all executive officers, senior financial officers and directors, on our corporate website at www.tripadvisor.com. We intend to disclose any waivers of the code of ethics for our executive officers, senior financial officers or directors, on our corporate website.

Item 1A. Risk Factors

You should consider carefully the risks described below together with all of the other information included in this Annual Report as they may impact our business, results of operations and/or financial condition. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business, results of operations or financial condition. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially and adversely affected.

<u>**Risks Related to Our Business and Industry**</u>

Weak economic conditions, including those that cause declines or disruptions in the travel industry or reduce consumer discretionary spending have had a material adverse impact on the Company's business and financial performance. Our business and financial performance are affected by the health of the worldwide travel industry. Events beyond our control, such as pandemics, unusual or extreme weather or natural disasters (whether caused by climate change or otherwise), travel-related health concerns, restrictions related to travel, trade or immigration policies, wars, sources of political uncertainty, foreign policy changes, regional hostilities, imposition of taxes or surcharges by regulatory authorities, labor unrest or travel-related accidents, can disrupt travel globally or otherwise result in declines in travel demand. For example, the COVID-19 pandemic caused significant disruption in the travel industry and resulted in a material adverse impact on our business.

In addition, the uncertainty of macro-economic factors and their impact on consumer behavior makes it more difficult to forecast industry and consumer trends, which in turn could adversely affect our ability to effectively manage our business. Our financial performance is also subject to global economic conditions and their impact on levels of discretionary consumer spending. Sales of travel services tend to decline or grow more slowly during economic downturns and times of inflation when consumers engage in less discretionary spending, are concerned about unemployment or economic weakness, have reduced access to credit or experience other concerns that reduce their ability or willingness to travel. Leisure travel, which accounts for a substantial majority of our current business, is particularly dependent on discretionary consumer spending levels.

If we are unable to continue to attract a significant amount of visitors to our platform, to cost-effectively convert these visitors into revenue-generating customers and to continue to engage consumers, our business and financial performance could be harmed. Our traffic and user engagement could be adversely affected by a number of factors including, but not limited to, inability to provide quality content, inventory or supply to our consumers; declines or inefficiencies in traffic acquisition and reduced awareness of our brands. Certain of our competitors have advertising campaigns expressly designed to drive traffic directly to their websites, and these campaigns may negatively impact traffic to our platform. There can be no assurances that we will continue to provide content and products in a manner that meets rapidly changing demand. Any failure to obtain and manage content and products in a cost-effective manner that will engage consumers, or any failure to provide content and products that are perceived as useful, reliable and trustworthy, could adversely affect user experiences and their repeat behavior, reduce traffic to our platform and negatively impact our business and financial performance.

We rely on internet search engines and application marketplaces to drive traffic to our platform, certain providers of which offer products and services that compete directly with ours. If we are unable to drive traffic cost-effectively, traffic to our platform could decline and our business would be negatively affected. The number of consumers we attract to our platform is due in large part to how and where information from, and links to, our platform are displayed on search engine results pages, or SERPs. The display, including rankings, of search results can be affected by a number of factors, many of which are not in our control. Search engines frequently change the logic that determines the placement and display of the results of a user's search, such that the purchased or algorithmic placement of links to our platform can be negatively affected. A search engine could alter its search algorithms or results causing our websites to place lower in search query results. For example, Google, a significant source of traffic to our platform, frequently promotes its own competing products in its search results, which has negatively impacted placement of references to our company and our platform on the SERP. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our websites or those of our travel partners, or if competitive dynamics impact the cost or effectiveness of Search Engine Optimization ("SEO") or Search Engine Marketing ("SEM") in a negative manner, our business and financial performance would be adversely affected. Furthermore, our failure to successfully manage our SEO and SEM strategies and/or other traffic acquisition strategies could result in a substantial decrease in traffic to our platform, as well as increased costs to the extent we replace free traffic with paid traffic.

We also rely on application marketplaces, or app stores such as Apple's App Store and Google's Play, to drive downloads of our apps. In the future, Apple, Google or other marketplace operators may make changes that make access to our products more difficult or may limit our access to information that would restrict our ability to provide the best user experience. For example, Google has entered various aspects of the online travel market, including by establishing a flight metasearch product and hotel metasearch product as well as reservation functionality. Our apps may receive unfavorable treatment compared to the promotion and placement of competing apps, such as the order in which they appear within marketplaces. In addition, Apple has announced new features that limit who has access to consumer data, including location information. Similarly, if problems arise in our relationships with providers of application marketplaces, traffic to our platform and our user growth could be harmed.

We derive a substantial portion of our revenue from advertising and any significant reduction in spending by advertisers on our platform could harm our business. Our ability to grow advertising revenue with our existing or new travel partners is dependent in large part on our ability to provide value to them relative to other alternatives. Our ability to provide value to our travel partners depends on a number of factors, including, but not limited to, the following:

- Our ability to increase or maintain user engagement;
- Our ability to increase or maintain the quantity and quality of ads shown to consumers;
- The development of technologies that can block the display of our ads or our ad measurement tools;
- The effectiveness of our advertising and the extent to which it generates sales leads, customers, bookings or financial results on a cost-effective basis;
- The competitiveness of our products, traffic quality, perception of our platform, and availability and accuracy of analytics and measurement solutions to demonstrate our value; and
- Adverse government actions or legal developments relating to advertising, including limitations on our ability to deliver targeted advertising.

Any of these or other factors could result in a reduction in demand for our ads, which may reduce the prices we receive for our ads, or cause marketers to stop advertising with us altogether, any of which would negatively affect our revenue and financial results.

Click-based advertising revenue accounts for the majority of our advertising revenue. Our pricing for click-based advertising depends, in part, on competition between advertisers. If our large advertisers become less competitive with each other, merge with each other or with our competitors, focus more on per-click profit than on traffic volume, or are able to reduce CPCs, this could have an adverse impact on our advertising revenue which would, in turn, have an adverse effect on our business and financial results.

We rely on a relatively small number of significant travel partners and any reduction in spending by or loss of these partners could seriously harm our business. For the year ended December 31, 2022, our two most significant travel partners, Expedia and Booking (and their subsidiaries), accounted for a combined 35% of total revenue, with most of this revenue recorded within our Tripadvisor Core segment. If any of our significant travel partners were to cease or significantly curtail advertising on our platform, we could experience a rapid decline in our revenue over a relatively short period of time which would have a material impact on our business.

Our business depends on strong brands and any failure to maintain, protect or enhance our brands could hurt our ability to retain and expand our base of consumers and partners, the frequency with which consumers utilize our products and services and our ability to attract partners. Our ability to maintain and protect our brands depends, in part, on our ability to maintain consumer trust in our products and services and in the quality, integrity, reliability and usefulness of the content and other information found on our platform. If consumers do not view the content on our platform to be useful and reliable, they may seek other sources to obtain the information they are looking for and may not return to our platform as often or at all. We dedicate significant resources to protecting the quality of our content, primarily through our content guidelines, computer algorithms and human moderators that are focused on identifying and removing inappropriate, unreliable or deceptive content.

Media, legal, or regulatory scrutiny of our user content, advertising practices, and other issues may adversely affect our reputation and brand. Negative publicity about our company, including our content, technology and business practices, could diminish our reputation and confidence in our brand, thereby negatively affecting the use of our products and our financial performance. For example, in the past, certain media outlets have alleged that we have improperly filtered or screened reviews, that we have not properly verified reviews, or that we manipulate reviews, ranking and ratings in favor of our advertisers. We expend significant resources to ensure the integrity of our reviews and to ensure that the most relevant reviews are available to our consumers; we do not establish rankings and ratings in favor of our advertisers. Regulatory inquiries or investigations require management time and attention and could result in further negative publicity, regardless of their merits or ultimate outcomes.

In addition, unfavorable publicity regarding, for example, our practices relating to privacy and data protection could adversely affect our reputation with our consumers and our partners. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our user base and result in decreased revenue.

If we are unable to offer compelling products and services on mobile devices or continue to operate effectively on these platforms, our business may be adversely affected. Widespread adoption of mobile devices has driven substantial online traffic and commerce to mobile platforms. Our platform, when utilized on mobile phone devices, have historically monetized at a significantly lower rate than desktops and advertising opportunities are more limited on these devices. Additionally, consumer purchasing patterns differ on these devices. For example, accommodation reservations made on a mobile device are generally for shorter lengths of stay and are not made as far in advance. We expect that the ways in which consumers engage with our platform will continue to change as consumers increasingly engage via alternative devices.

It is important for us to develop and maintain effective platforms to drive adoption and user engagement by providing consumers with an appealing, easy-to-use experience. As new devices and platforms are continually being released, it is difficult to predict the problems we may encounter in adapting our products and services and we may need to devote significant resources to the creation, support and maintenance of competitive new products. If we are unable to continue to rapidly innovate and create appealing, user-friendly and differentiated offerings and efficiently and effectively advertise on these platforms, we could lose market share and our business, future growth and financial results could be adversely affected.

Our success will also depend on the interoperability of our products with a range of technologies, systems, networks and standards and our ability to create, maintain and develop relationships with key participants in related industries, some of which may be our competitors. For example, Apple's iPhone and Google's Android are the leading smartphones in the world and our products need to synergistically function on their operating systems in order to create a positive user experience on those devices. Yet, Apple continues to announce and implement new privacy features that limit the amount of information we can access about our users operating on the Apple iPhone operating system.

We may not be successful in developing products that operate effectively with these technologies, systems, networks and standards or in creating, maintaining and developing relationships with key participants in related industries. If we experience difficulties or increased costs in integrating our products into alternative devices or if manufacturers do not include our products in their devices, make changes that degrade the functionality of our products, give preferential treatment to competitive products or prevent us from delivering advertising, our user growth and financial results may be harmed.

Any continued or future declines or disruptions in the economy and industries in which we operate could adversely affect our businesses, financial performance and the market price of our common stock. Sales of travel and/or leisure products tend to decline or grow more slowly during economic downturns when consumers engage in less discretionary spending, are concerned about unemployment or economic weakness, have reduced access to credit or experience other concerns that reduce their ability or willingness to travel. The uncertainty of macro-economic factors and their impact on consumer behavior makes it more difficult to forecast industry and consumer trends and the timing and degree of their impact on our markets and business, which in turn could adversely affect our ability to effectively manage our business. Economic downturn and adverse market conditions may also negatively impact our partners, our partners' access to capital, cost of capital and ability to meet liquidity needs. These challenges faced in a prolonged economic downturn or deterioration in the travel industry could adversely impact our business, financial performance and share price. The extent and duration of such impacts remain largely uncertain and dependent on future developments that cannot be accurately predicted at this time.

The global economy may be adversely impacted by events beyond our control including actual or threatened terrorism, regional hostilities or instability, natural disasters, political instability and health concerns (including epidemics or pandemics), significant increases in energy costs, tightening of credit markets and declines in consumer confidence. For example, the COVID-19 pandemic had a material impact on the travel industry, our company and our financial performance. In addition, in response to the COVID-19 pandemic, much of our work force began working remotely and continue to work remotely. Working remotely can give rise to cybersecurity issues, training and compliance issues, or create operational or other challenges as we adjust to a fully-remote workforce, any of which could harm our business.

We operate in a competitive global environment and our failure to compete effectively could reduce our market share and harm our financial performance. We compete with different types of companies in the various markets and geographies where we operate, including large and small companies in the travel and leisure space as well as broader service providers. We face competition for content, consumers, advertisers, online travel search and price comparison services and online reservations. We compete globally with both online and offline, established and emerging, providers of travel, lodging, experiences and restaurant reservation and related services. Current and new competitors can launch new services at a relatively low cost. More specifically:

- General OTAs, such as Expedia, Booking Holdings, Airbnb, traveloka, Despegar, Trip.com, and their respective subsidiaries and operating companies;
- Experiences OTAs, such as GetYourGuide, Klook, and TUI Musement;
- Hotel metasearch providers, such as trivago, Kayak and HotelsCombined;

- Online search, social media, and marketplace platforms for advertising spend, such as Google, Facebook, Twitter, Pinterest, and Snap;
- Global and regional travel, experiences, and restaurant brands seeking to promote direct bookings;
- Emerging online advertising businesses, such as ad-supported retail and entertainment platforms like Amazon, Spotify, and Walmart;
- Traditional offline travel agencies; and
- Global and regional restaurant technology providers for reservation management and related services, such as OpenTable, Resy, and Tock.

There has been a proliferation of new channels through which service providers can offer accommodations, experiences and restaurant reservations. Metasearch services may lower the cost for new companies to enter the market by providing a distribution channel without the cost of promoting the new entrant's brand to drive consumers directly to its website. Some of our competitors offer a variety of online services and, in some cases, are willing to make little or no profit on a transaction, or offer travel services at a loss, in order to gain market share. Many of our competitors have significantly greater financial, technical, marketing and other resources and have more expertise in developing online commerce and facilitating internet traffic as well as larger client bases. They also have the ability to leverage other aspects of their business to enable them to compete more effectively.

In addition, Google and other large, established companies with substantial resources and expertise have launched travel or travel-related search, metasearch and/or reservation booking services and may create additional inroads into online travel. Many of our competitors continue to expand their voice and artificial intelligence capabilities, which may provide them with a competitive advantage in travel.

We compete with certain companies that we also do business with, including certain of our travel partners and related parties. The consolidation of our competitors and travel partners may affect our relative competitiveness and our travel partner relationships. Competition and consolidation could result in higher traffic acquisition costs, reduced margins on our advertising services, loss of market share, reduced customer traffic to our platform and reduced advertising by travel companies on our platform.

We rely on information technology to operate our business and remain competitive, and any failure to adapt to technological developments or industry trends could harm our businesses. Our future success depends on our ability to continuously improve and upgrade our systems and infrastructure to meet rapidly evolving consumer trends and demands while at the same time maintaining the reliability and integrity of our systems and infrastructure. We may not be able to maintain or replace our existing systems or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. We may not be successful, or as successful as our competitors, in developing technologies and systems that operate effectively across multiple devices and platforms in a way that is appealing to our consumers. Our future success will also depend on our ability to adapt to emerging technologies such as tokenization; new authentication technologies, such as biometrics, distributed ledger and blockchain technologies; new and emerging payment methods, such as Alipay, Paytm and WeChat Pay; artificial intelligence; virtual and augmented reality; and cloud technologies. The emergence of alternative or new devices and the emergence of niche competitors who may be able to optimize products, services or strategies for such platforms will require additional investment in technology. New developments in other areas could also make it easier for competitors to enter our markets due to lower up-front technology costs.

If we are unable to adapt to the evolving demands of our customers, we may not remain competitive, and our business and financial performance could suffer. Our competitors are continually developing innovations in services and features. As a result, we are continually working to improve the user experience on our platform in order to engage our consumers and drive user traffic and conversion rates for our partners and provide our business partners with the tools they need to succeed. We have invested, and expect to continue to invest, significant resources in developing and marketing these innovations. We can give no assurances that the changes we make will yield the benefits we expect and will not have unintended or adverse impacts. If we are unable to continue offering innovative products and services and quality features that customers want to use, existing customers may become dissatisfied and use competitors' offerings and we may be unable to attract additional customers, which could adversely affect our business and financial performance.

Our dedication to making the consumer experience our highest priority may cause us to prioritize rapid innovation and consumer experience over short-term financial results. We strive to create the best experience for our consumers. We believe that in doing so we will increase our traffic conversion (i.e., visitors converting into clicks and/or bookings), revenue and financial performance. We have taken actions in the past, and may continue to take actions in the future, that have the effect of reducing our short-term financial results if we believe the actions benefit the overall consumer experience. These decisions may not produce the long-term benefits we expect, new or enhanced products may fail to engage consumers and/or we may be unsuccessful in our efforts to monetize these initiatives, in which case our relationships with consumers and partners, and our business and financial performance could be harmed.

We are dependent upon the quality of traffic in our network to provide value to our partners, and any failure in our ability to deliver quality traffic and/or the metrics to demonstrate the value of the traffic could have a material and adverse impact on the value of our platform to our partners and adversely affect our revenue. We use technology and processes to monitor the quality of the internet traffic that we deliver to our partners and have identified metrics to demonstrate the quality of that traffic and identify low quality clicks such as non-human processes, including robots, spiders, the mechanical automation of clicking and other types of invalid clicks or click fraud. Even with such monitoring in place, there is a risk that a certain amount of low-quality traffic will be delivered to such online advertisers. Such low-quality or invalid traffic may be detrimental to our relationships with partners and could adversely affect our advertising pricing and revenue.

We rely on assumptions and estimates and data to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business. Certain metrics are key to our business; as both the industry in which we operate and our businesses continue to evolve, so too might the metrics by which we evaluate our businesses. While the calculation of the metrics we use is based on what we believe to be reasonable estimates, our internal tools are not independently verified by a third-party and have a number of limitations; furthermore, our methodologies for tracking these metrics may change over time. For example, a single person may have multiple accounts or browse the internet on multiple browsers or devices, some consumers may restrict our ability to accurately identify them across visits, some mobile apps automatically contact our servers for regular updates with no user action, and we are not always able to capture user information on our platform. As such, the calculations of our unique users may not accurately reflect the number of people actually visiting our platform. If the internal tools we use to track these metrics under-count or over-count performance or contain algorithm or other technical errors, the data we report may not be accurate. We continue to improve upon our tools and methodologies to capture data; however, the improvement of our tools and methodologies could cause inconsistency between current data and previously reported data, which could confuse investors or lead to questions about the integrity of our data. Finally, we may, in the future, identify new or other metrics that enable us to more accurately evaluate our business. Accordingly, investors should not place undue reliance on these metrics.

Our future success depends on the performance of our key employees and our ability to attract and retain senior management and highly skilled personnel. In particular, we are highly dependent on the services of our leadership team for the development of and our execution on our vision and strategy. In 2022, we made several changes to our senior management team, including those serving as our Chief Executive Officer and President and our Chief Financial Officer and adding several senior leaders. Our future performance will depend, in part, on the successful integration of these new senior level executives into their roles. If we do not successfully manage these additions, it could be viewed negatively by our investors, employees, and partners, and could have an adverse impact on our business and results of operations. We also heavily rely on the continued service and performance of our senior management team, which provides leadership, contributes to the core areas of our business and helps us to efficiently execute on mission, vision and strategic initiatives. If we are unable to retain members of our senior management team, including our executive leadership, we may not be able to manage our business effectively and, as a result, our business and operating results could be harmed. If the senior management team fails to work together effectively and to execute our plans and strategies on a timely basis, then our business and future growth prospects could be harmed.

The success of our operations and the quality of our services are also highly dependent on our ability to attract and retain skilled personnel. For employees, we compete with companies that have far greater financial resources than we do as well as companies that promise short-term growth opportunities and/or other benefits. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business would be adversely affected.

Acquisitions, investments, significant commercial arrangements and/or new business strategies could present new challenges and risks and disrupt our ongoing business. We have acquired, invested in and/or entered into significant commercial arrangements with a number of businesses in the past and our future growth may depend, in part, on future acquisitions, investments, commercial arrangements and/or changes in business strategies. Such endeavors may involve significant risks and uncertainties, including, but not limited to, the following:

- Costs incurred to identify, pursue and fund these endeavors that may or may not be successful and may limit other potential uses of cash;
- Diversion of management's attention or other resources from our existing business;
- Difficulties and expenses in integrating the operations, products, technology or personnel;
- Difficulties in implementing and retaining uniform standards, controls, procedures, policies and information systems;
- Assumption of debt and liabilities, including costs associated with litigation, cybersecurity risks, and other claims;
- Failure of any such strategy or target to achieve anticipated objectives, revenues or earnings;
- Limited management or operational control and heightened reputational risk with respect to minority investments;
- Entrance into markets in which we have no prior experience;
- Amortization expenses related to acquired intangible assets and other adverse accounting consequences; and
- Adverse market reaction to the transaction.

We have in the past invested, and may in the future invest, in privately-held companies. Such investments are inherently risky and our ability to liquidate any such investments is typically difficult. Valuations of such privately-held companies are inherently complex and uncertain due to the lack of liquid market for the companies' securities. We cannot assure you that these investments will be successful or that such endeavors will result in the realization of the synergies, cost savings and innovation that may be possible within a reasonable period of time, if at all. We could lose the full amount of our investments; any impairment of our investments could have a material adverse effect on our financial results.

Risks Related to Legal and Regulatory Matters

We are a global company that operates in many different jurisdictions inside and outside the U.S. and these operations expose us to additional risks. Many regions have different economic conditions, languages, currencies, legislation, regulatory environments, levels of political stability, levels of consumer expectations, and use of the internet for commerce. We are subject to risks typical of global businesses, including, but not limited to, the following:

- Compliance with additional laws and regulations, including but not limited to, laws and regulations regarding data privacy, labor and employment, advertising, anti-competition and tax;
- Difficulties in managing staff and operations due to distance, time zones, language and cultural differences;
- Restrictions on repatriation of cash and on investments in operations;
- Uncertainty regarding liability for services, content and intellectual property rights;
- Increased risk and limits on enforceability of intellectual property rights;
- Diminished ability to legally enforce contractual rights;
- Economic or political instability or laws involving economic or trade prohibitions or sanctions; and
- Threatened or actual acts of terrorism.

Our strategy includes continued expansion in existing markets and potentially new markets. In addition to the risks mentioned above, international markets have strong local competitors with established brands and travel service providers or relationships that may make expansion in certain markets difficult and costly and take more time than anticipated. In some markets, legal and other regulatory requirements may prohibit or limit participation by foreign businesses, such as by making foreign ownership or management of internet or travel-related businesses illegal or difficult or may make direct participation in those markets uneconomic, which could make our entry or expansion in those markets difficult or impossible, require that we work with a local partner or result in higher operating costs. If we are unsuccessful in expanding in existing and potentially new markets and effectively managing that expansion, our business and financial results could be adversely affected.

We are regularly subject to claims, lawsuits, government investigations, and other proceedings which may result in adverse outcomes and, regardless of the outcome, result in legal costs, diversion of management

resources, injunctions or damage awards, and other negative results. It is possible that a resolution of one or more such proceedings could result in substantial damages, fines or penalties that could adversely affect our business, financial results or financial position. These proceedings could also result in reputational harm, criminal sanctions or consent decrees, the release of confidential information or orders preventing us from offering certain features, functionalities, products, or services, requiring a change in our business practices. Any of these consequences could adversely affect our business and financial results.

A failure to comply with existing or new laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business or financial results. Our business and financial results could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our business, including, but not limited to, those relating to internet and online commerce, internet advertising, consumer protection, intermediary liability and data security and privacy. These laws continue to evolve. For example, there is, and will likely continue to be, an increasing number of laws and regulations pertaining to internet and online commerce and liability for information retrieved from or transmitted over the internet, online editorial and user-generated content, user privacy, behavioral targeting and online advertising and liability for third-party activities. Likewise, the SEC, DOJ and OFAC, as well as foreign regulatory authorities, have continued to increase the enforcement of economic sanctions and trade regulations, anti-money laundering, and anti-corruption laws, across industries. Operating in this dynamic regulatory environment requires significant management attention and financial resources. As regulations continue to evolve and regulatory oversight continues to increase, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities. The failure of our businesses to comply with these laws and regulations could result in fines and/or proceedings against us by governmental agencies, regulatory authorities, courts and/or consumers, which, if material, could adversely affect our business and financial results.

The promulgation of new laws, rules and regulations, or new interpretations of existing laws, rules and regulations, could require us to change certain aspects of our business, operations and relationships to ensure compliance, which could decrease demand for services, reduce revenues, increase costs and/or subject the Company to additional liabilities. For example, many jurisdictions have adopted, and many jurisdictions are considering adopting, privacy rights and consumer protections for their residents, which legislation will continue to change the landscape for the use and protection of data and could increase the cost and complexity of delivering our services. Unfavorable changes could limit marketing methods and capabilities, decrease demand for products and services, impede development of new products, require significant management time, increase costs and/or subject us to additional liabilities. Violations of these laws and regulations could result in penalties, criminal sanctions and/or negative publicity against us, our officers or our employees and/or restrictions on the conduct of our business.

We face risks related to our intellectual property. We rely on content, brands and technology, much of which is proprietary. We protect our content, brands and technology by, among other things, a combination of maintenance and enforcement of registered and unregistered intellectual property rights (e.g. trademarks, copyrights and trade secrets), technological solutions and contractual protections. Even with these precautions, it may be possible for another party to copy or otherwise obtain and use our intellectual property, without authorization or to independently develop similar content, brands or technology. Any misappropriation or violation of our rights could have a material adverse effect on our business.

Effective intellectual property protection may not be available in every jurisdiction in which our platform or services are made available and policing unauthorized use of our intellectual property is difficult and expensive. Therefore, in certain jurisdictions, we may be unable to adequately protect our intellectual property against unauthorized third-party copying or use. We cannot be sure that the steps we have taken will prevent misappropriation or infringement of our intellectual property. Furthermore, we may need to go to court or other tribunals in order to enforce our rights or scope of the proprietary rights of others. These proceedings might result in substantial costs and diversion of resources and management attention, and we cannot accurately predict the likelihood of success in such proceedings. Our failure to protect our intellectual property in an effective manner could have a material adverse effect on our business.

We currently license some of the intellectual property displayed on our platform from third parties. As we continue to introduce new services that incorporate new intellectual property, we may be required or elect to license additional intellectual property. We cannot be sure that such licenses will be available on commercially reasonable terms, if at all.

From time to time, in the ordinary course of our business, we have been subject to, and are currently subject to, legal proceedings and claims relating to third-party intellectual property rights, and we expect that third parties will continue to assert intellectual property claims against us, particularly as we expand the complexity and scope of our platform and services. Successful intellectual property claims against us could result in significant monetary liability or prevent us from operating our business, or portions of our business, or require us to change business practices or develop non-infringing intellectual property, which could require significant effort and expense. In addition, resolution of claims may require us to obtain releases or licenses to use intellectual property rights belonging to third-parties, which may be expensive to procure, or possibly to cease using those rights altogether. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

Increased focus on our environmental, social, and governance ("ESG") responsibilities have and will likely continue to result in additional costs and risks, and may adversely impact our reputation, employee retention, and willingness of customers and partners to do business with us. Institutional, individual, and other investors, proxy advisory services, regulatory authorities, consumers and other stakeholders are increasingly focused on ESG practices of companies. The standards for tracking and reporting on ESG matters and disclosure frameworks are relatively new, have not been harmonized, and continue to evolve. Ensuring there are systems and processes in place to comply with the various ESG tracking and reporting obligations may require management time and expense. As we look to respond to evolving standards for identifying, measuring, and reporting ESG metrics, our efforts may result in a significant increase in costs and may nonetheless not meet investor or other stakeholder expectations and evolving standards or regulatory requirements, which may negatively impact our financial results, our reputation, our ability to attract or retain employees, our attractiveness as a service provider, investment, or business partner, or expose us to government enforcement actions, private litigation, and actions by stockholders or stakeholders.

Risks Related to Data Security and Privacy

Our processing, storage and use of personal information and other data subjects us to additional laws and regulations. Failure to comply with those laws and regulations could give rise to liabilities. The security of data when engaging in electronic commerce is essential to maintaining consumer and service provider confidence in our services. We are subject to a variety of laws in the U.S. and abroad regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other existing laws. The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. In addition, practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet have recently come under increased public scrutiny.

Implementing and complying with these laws and regulations may be more costly or take longer than we anticipate, or could otherwise affect our operations. Any failure or perceived failure by us to comply with our privacy and information security policies, privacy-related obligations to consumers or other third parties, or privacy-related legal obligations, may result in litigation or governmental enforcement actions that could harm our reputation and cause our consumers and partners to lose trust in us, any of which could have an adverse effect on our business, brand, market share and financial results.

We are subject to risks associated with processing credit card and other payment transactions and failure to manage those risks may subject us to fines, penalties and/or additional costs and could have a negative impact on our business. We accept payments from consumers and our business partners using a variety of methods, including credit, debit and invoicing. We are susceptible to fraudulent activity and cybercrime generally and with respect to this payment facilitation activity. We rely on third parties to provide certain payment methods and payment processing services and our business could be disrupted if these companies become unwilling or unable to provide these services to us. We are subject to laws, regulations and compliance requirements relating to payments, international money transfers, privacy and information security and money laundering, including obligations to implement enhanced authentication processes. We are also subject to payment card association operating rules, including data security rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. These laws, regulations and/or requirements result in significant costs. If we fail to comply or if our data security systems are breached or compromised, we may be liable for card issuing banks' costs, subject to fines, penalties and higher transaction fees, and/or lose our ability to accept credit and debit card payments, process electronic funds transfers, or facilitate other types of online payments. In addition, for certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability.

Additionally, our marketplace activities in the U.K. and Europe require us to obtain or operate under a payment institution license under the Payment Services Directive Two ("PSD2"). PSD2 requires a license to perform certain defined "payment services" in a European Economic Area ("EEA") member state. Conditions for obtaining and complying with the license include minimum capital requirements, establishment of procedures for safeguarding funds, and certain governance and reporting requirements. Certain obligations relating to internal controls and the conduct of business, in particular, consumer disclosure requirements and certain rules regarding the timing and settlement of payments, must be met. We have obtained a payment institution license in the U.K. As a result of Brexit, we are no longer able to passport our U.K. license to the EEA. Although work on our EU application is underway and we anticipate submitting our application in the first half of 2023, we may not receive the EU license on a timely basis if at all.

It is possible that we could become subject to regulatory enforcement or other proceedings in those states or other jurisdictions with money transmission, or other similar statutes or regulatory requirements, including an EEA member state, related to the handling or moving of money, which could in turn have a significant impact on our business, even if we were to ultimately prevail in such proceedings. If we are ultimately deemed to be in violation of one or more money transmitter or other similar statutes or regulatory requirements related to the handling or moving of money in the U.S., the EEA or other jurisdictions, we may be subject to the imposition of fines or restrictions on our business, our ability to offer some or all of our services in the relevant jurisdiction may be suspended, and we may be subject to civil or criminal liability and our business, results of operations and financial position could be materially adversely affected.

System security issues, data protection breaches, cyberattacks and system outage issues could disrupt our operations or services provided to our consumers, and any such disruption could damage our reputation and adversely affect our business, financial results and share price. Our reputation and ability to attract, retain and service our consumers and partners is dependent upon the reliable performance and security of our computer systems and those of third parties we utilize in our operations. Significant security issues, data breaches, cyberattacks and outages, interruptions or delays, in our systems or third-party systems upon which we rely, could impair our ability to display content or process transactions and significantly harm our business. Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us, our consumers or our partners, could expose us, our consumers and partners to a risk of loss or misuse of this information, damage our brand and reputation or otherwise harm our business and financial performance and could result in government enforcement actions and litigation and potential liability for us. The costs of enhancing infrastructure to attain improved stability and redundancy may be time consuming and expensive and may require resources and expertise that are difficult to obtain. In addition, to the extent that we do experience a data breach, remediation may be costly and we may not have adequate insurance to cover such costs.

Computer programmers and hackers also may be able to develop and deploy viruses, worms, ransomware and other malicious software programs that attack our products or otherwise exploit any vulnerabilities in our systems, or attempt to fraudulently induce our employees, consumers, or others to disclose passwords or other sensitive information or unwittingly provide access to our systems or data. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the system. We may need to expend significant resources to protect against security breaches or to investigate and address problems caused by cyber or other security problems. Failure to adequately protect against attacks or intrusions, whether for our own systems or systems of vendors, could expose us to security breaches that could have an adverse impact on our financial performance.

Much of our business is conducted with third-party partners and vendors. A security breach at such third-party could be perceived by consumers as a security breach of our systems and could result in negative publicity or reputational damage, expose us to risk of loss or litigation and subject us to regulatory penalties and sanctions. In addition, such incidents may also result in a decline in our user base and client base or engagement levels.

Media coverage of data breaches and public exposure of consumer data rights has increased, in part because of the rise of enforcement actions, investigations and lawsuits. Similarly, the increase in privacy activist groups is likely to give rise to further scrutiny, investigative actions and publicity. Security breaches could result in negative publicity, damage to reputation, exposure to risk of loss and possible liability due to regulatory penalties and sanctions. As this focus and attention on privacy and data protection increases, we also risk exposure to potential liabilities and costs resulting from the compliance with, or any failure to comply with, applicable legal requirements, conflicts among these legal requirements or differences in approaches to privacy and security. Security breaches could also cause travelers and consumers to lose confidence in our data security, which would have a negative effect on the value of our brand.

Evolving regulations, guidance and practices on the use of "cookies" and similar tracking technologies could negatively impact the way we do business. Cookies and similar technologies are common tools used by websites and apps, including ours, to store or gather information, improve site security, improve and personalize the customer experience, market to consumers and increase conversion. Companies such as Apple and Google have introduced new policies governing developers' use of cookies and similar tracking technologies, including enhanced disclosure and opt in requirements. Similarly, many states and countries have adopted data protection laws and regulations governing the use of cookies and other similar tracking technologies by websites and app developers. Such regulations could limit our ability to serve certain customers in the manner we currently do, including with respect to retargeting or personalized advertising, impair our ability to improve and optimize performance on our platform, negatively affect a consumer's experience using our platform, which, in turn, could negatively impact our business.

Equally, privacy has been the impetus behind a move towards a cookie-less online ecosystem which poses a potential risk to our online behavioral advertising strategy.

Risks Related to Financial Matters

Our financial results are difficult to forecast; they have fluctuated in the past and will likely fluctuate in the future. Our financial results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

- Our ability to maintain and grow our consumer base and to increase user engagement;
- Increases in marketing, sales and other expenses that we will incur to grow and expand our operations and to remain competitive;
- Fluctuations in the marketing spend of our travel partners due to seasonality, global or regional events or other factors;
- User behavior or product changes that may reduce traffic to features or products that we successfully monetize;
- System failure or outages, which would prevent us from serving ads for any period of time;
- Breaches of security or privacy and the costs associated with any such breaches and remediation;
- Fees paid to third parties for content or promotion of our products and services;
- Adverse litigation judgments, settlement or other litigation related costs;
- Changes in the legislative or regulatory environment or engagement by regulators;
- Changes in tax laws, which may significantly affect our tax rates and taxes due;
- Tax obligations that may arise from resolutions of tax examinations that may materially differ from the amounts we have anticipated;
- Fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;
- Changes in GAAP; and
- Changes in global business and macroeconomic conditions.

As a result, you should not rely upon our quarterly financial results as indicators of future performance.

If we are unable to successfully maintain effective internal control over financial reporting, investors may lose confidence in our reported financial information and our business and our share price may be adversely impacted. As a public company, we are required to maintain internal control over financial reporting and our management is required to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year. If we are not successful in maintaining effective internal control over financial reporting, there could be inaccuracies or omissions in the financial information we file with the SEC. Additionally, even if there are no inaccuracies or omissions, we could be required to publicly disclose our management's conclusion that our internal control over financial reporting or disclosure controls and procedures are not effective. These events could cause investors to lose confidence in our reported financial information, result in increased costs to remediate any deficiencies, attract regulatory scrutiny or lawsuits that could be costly to resolve and distract management's attention, limit our ability to access the capital markets, adversely impact our stock price, or cause our stock to be delisted from The Nasdaq or any other securities exchange on which we are then listed.

We have indebtedness which could adversely affect our business and financial condition. With respect to the 2025 Senior Notes and 2026 Senior Notes, we are subject to risks relating to our existing or potential indebtedness that include:

- Requirement to dedicate a portion of our cash flow to principal and interest payments, thereby reducing the availability of cash to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;
- Difficulties to optimally capitalize and manage the cash flow for our businesses;
- Possible competitive disadvantage compared to our competitors that have less debt;
- Limitations on our ability to borrow additional funds on acceptable terms or at all; and
- Exposure to increased interest rates to the extent our outstanding debt is subject to variable rates of interest.

Failure to comply with the various covenants contained in our Credit Agreement and the 2025 Indenture could have a material adverse effect on our business. The various covenants contained in the Credit Agreement and 2025 Indenture include those that limit our ability to, among other things:

- Incur indebtedness;
- Pay dividends on, redeem or repurchase our capital stock;
- Effect share repurchases;
- Enter into secured financing arrangements;
- Enter into sale and leaseback transactions; and
- Enter into unrelated businesses.

These covenants may limit our ability to optimally operate our business. Any failure to comply with the restrictions of our Credit Facility or our 2025 Senior Notes and 2026 Senior Notes may result in an event of default under the agreements governing such debt instruments and such default may allow the creditors to accelerate the debt incurred thereunder. In addition, lenders under the Credit Facility may be able to terminate any commitments they had made to supply us with further funds.

We are subject to risks relating to our 2026 Senior Notes. If any of the conditions to the conversion of the 2026 Senior Notes is satisfied, then we may be required under applicable accounting standards to reclassify the liability carrying value of the 2026 Senior Notes as a current, rather than a long-term, liability, thereby materially reducing our reported working capital. This reclassification could be required even if no noteholders exchange their 2026 Senior Notes. Holders of our 2026 Senior Notes may convert the 2026 Senior Notes after the occurrence of certain dates or events. Settlement of the 2026 Senior Notes could adversely affect our liquidity.

We are subject to risks relating to the Capped Calls. In connection with the issuance of the 2026 Senior Notes, we entered into privately negotiated capped call transactions (the "Capped Calls") to reduce potential dilution to our common stock and/or offset cash payments we must make in excess of the principal amount, in each case, upon any conversion of the 2026 Senior Notes, with such offset subject to a cap. We are subject to the risk that one or more of the hedge counterparties may default under the Capped Calls. If any of the hedge counterparties become subject to insolvency proceedings, we will become an unsecured creditor with a claim equal to our exposure at that time under our transactions with such counterparties. Our exposure will depend on many factors but, generally, the increase in our exposure will be correlated to the increase in the market price and in the volatility of our common stock. In addition, upon a default by a hedge counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock.

We may have future capital needs and may not be able to obtain additional financing on acceptable terms. Pursuant to the Credit Facility, we agreed to pledge substantially all of our assets, including the equity interests of our subsidiaries. This agreement also includes restrictive covenants that may limit our ability to secure additional financing in the future on favorable terms, if at all. Our ability to secure additional financing will also depend upon our future operating performance, which is subject to then prevailing general economic and credit market conditions, and financial, business and other factors, many of which are beyond our control.

Risks Related to Tax Matters

Our effective income tax rate is impacted by a number of factors that could have a material impact on our financial results and could increase the volatility of those results. Due to the global nature of our business, we are subject to income taxes in the U.S. and other foreign jurisdictions. In the event we incur taxable income in certain jurisdictions but incur losses in other jurisdictions, we generally cannot offset the income from one jurisdiction with the loss from another. This lack of flexibility could affect our effective income tax rate. Furthermore, significant judgment is required to calculate our worldwide provision for income taxes and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our future income tax rates could be affected by a number of matters outside of our control, including but not limited to changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets or accounting for share-based compensation. If our effective income tax rates were to increase, our financial results and cash flows would be adversely affected.

Application of U.S. state and local or international tax laws, changes in tax laws or tax rulings, or the examination of our tax positions, could materially affect our financial position and results of operations. As an international business, we are subject to income taxes and non-income-based taxes in the U.S. and various other international jurisdictions. Tax laws are subject to change as new laws are passed and new interpretations of the laws are issued or applied. Due to economic and political conditions, tax rates and tax regimes may be subject to significant change and the tax benefits that we intend to eventually derive could be undermined due to changing tax laws. Governments are increasingly focused on ways to increase tax revenues, which has contributed to more aggressive positions taken by tax authorities and an increase in tax legislation. Any such additional taxes or other assessments may be in excess of our current tax provisions or may require us to modify our business practices in order to reduce our exposure to additional taxes going forward, any of which could have a material adverse effect on our business, results of operations and financial condition. Any changes to international tax laws or any additional reporting requirements may increase the complexity and costs associated with tax compliance and adversely affect our cash flows and results of operations.

Over the last several years, the Organization for Economic Cooperation and Development ("OECD") has been working on a Base Erosion and Profit Shifting Project to address the tax challenges arising from digitalization. The OECD/G20 Inclusive Framework has issued various guidelines, policy notes, and proposals that if adopted could result in an overhaul of the international taxation system under which our current tax obligations are determined. In October 2021, more than 130 countries tentatively signed on to a framework, which calls for a minimum tax rate on corporations of 15% and a reallocation of profits from the largest and most profitable businesses to countries where they make sales. The proposed framework, once enacted, envisages new international tax rules and the removal of all digital services taxes. As this framework is subject to further negotiation and implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain. As the OECD/G20 continues to drive toward a consensus framework, several countries which have previously enacted unilateral digital services tax initiatives, such as France, Italy, Spain, and the U.K., will continue to impose these revenue-based taxes until implementation of the consensus framework. During the years ended December 31, 2022, 2021 and 2020, we recorded $9 million, $1 million and $2 million, respectively, of digital service tax to general and administrative expense on our consolidated statements of operations.

We are routinely under audit by federal, state and foreign taxing authorities. The ultimate outcome of these examinations (including the Internal Revenue Service ("IRS") audit described below) cannot be predicted with certainty but could be materially different from our income tax provisions and accruals and could have a material effect on our results of operations or cash flows in the period or periods for which that determination is made. Should the IRS or other taxing authorities assess additional taxes as a result of examinations, we may be required to record charges to our results of operations, which could harm our operating results and financial condition.

Changes in the tax treatment of companies engaged in e-commerce may adversely affect the commercial use of our platform and our financial results. Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce and it is possible that various jurisdictions may attempt to levy additional or new sales, income or other taxes relating to our activities. For example, Congress is considering various approaches to legislation that would require companies engaged in e-commerce to collect sales tax on internet revenue and a growing number of U.S. states and certain foreign jurisdictions have adopted or are considering proposals to impose obligations on remote sellers and online marketplaces to collect taxes on their behalf. Additionally, the U.S. Supreme Court's ruling in South Dakota v. Wayfair Inc., in which a Court reversed longstanding precedent that remote sellers are not required to collect state and local sales taxes, may have an adverse impact on our business. Also, as described in more detail above, certain U.S. states and countries in which we do business have enacted or proposed digital services tax initiatives. New or revised international, federal, state or local tax regulations or court decisions may subject us or our customers to additional sales, occupancy, income and other taxes. We cannot predict the effect of these and other attempts to impose sales, income or other taxes on e-commerce; however, new or revised taxes and, in particular, sales taxes, occupancy taxes, value added taxes ("VAT"), and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of selling products and services over the internet. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have a material adverse effect on our business, financial results and financial condition.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, occupancy, VAT or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our operating results. We do not collect and remit sales and use, occupancy, VAT or similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable or legally required. Several states and other taxing jurisdictions have presented or threatened us with assessments, alleging that we are required to collect and remit certain taxes there. While we do not believe that we are subject to such taxes and intend to vigorously defend our position in these cases, we cannot be sure of the outcome of our discussions and/or appeals with these states. In the event of an adverse outcome, we could face assessments, plus any additional interest and penalties. We also expect additional jurisdictions may make similar assessments or pass similar new laws in the future, and any of the jurisdictions where we have sales may apply more rigorous enforcement efforts or take more aggressive positions in the future that could result in greater tax liability allegations. Such tax assessments, penalties and interest or future requirements may materially adversely affect our business, financial condition and operating results.

We continue to be subject to significant potential tax liabilities in connection with the Spin-Off. Under the Tax Sharing Agreement between us and Expedia entered into in connection with the Spin-Off, we are generally required to indemnify Expedia for any taxes resulting from the Spin-Off (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies). We continue to be responsible for potential tax liabilities in connection with consolidated income tax returns filed with Expedia prior to or in connection with the Spin-Off. By virtue of previously filed consolidated tax returns with Expedia, we are currently under IRS audit for the 2009, 2010, and short-period 2011 tax years and, in connection with that audit, have received Notices of Proposed Adjustment from the IRS which would result in an increase in our worldwide income tax expense. We have requested competent authority assistance under the Mutual Agreement Procedure ("MAP") for tax years 2009 through 2011. The outcome of these matters or any other audits could subject us to significant tax liabilities. In January 2023, we received a final notice regarding a MAP settlement for the 2009 through 2011 tax years which we accepted in February 2023. In the first quarter of 2023, we will record additional tax expense as a discrete item, inclusive of interest, in an estimated range of $25 million to $35 million specifically related to this settlement.

We face risks associated with fluctuations in foreign currency exchange rates. As a result, we face exposure to movements in foreign currency exchange rates including, but not limited to, re-measurement of gains and losses from changes in the value of foreign denominated assets and liabilities; translation gains and losses on foreign subsidiary financial results that are translated into U.S. dollars upon consolidation; and planning risk related to changes in exchange rates between the time we prepare our annual and quarterly forecasts and when actual results occur. For example, in the event that one or more European countries were to replace the Euro with another currency, our sales into such countries, or into Europe generally, would likely be adversely affected until stable exchange rates are established. Accordingly, fluctuations in foreign currency exchange rates, such as the strengthening of the U.S. dollar against the Euro or the British pound, could adversely affect our revenue growth in future periods.

In the event of severe volatility in exchange rates, the impact of these exposures can increase and the impact on results of operations can be more pronounced. In addition, the current environment and the increasingly global nature of our business have made hedging these exposures more complex. We hedge certain short-term foreign currency exposures with the purchase of forward exchange contracts. These forward exchange contracts only help mitigate the impact of changes in foreign currency rates that occur during the term of the related contract period and carry risks of counter-party failure. There can be no assurance that our forward exchange contracts will have their intended effects.

Risks Related to Ownership of our Common Stock

Liberty TripAdvisor Holdings, Inc. currently is a controlling stockholder. Liberty TripAdvisor Holdings, Inc., or LTRIP, effectively controls the outcome of all matters submitted to a vote or for the consent of our stockholders (other than with respect to the election by the holders of our common stock of 25% of the members of our Board of Directors and matters as to which Delaware law requires separate class votes). Our Chairman, Gregory Maffei, and Director Albert Rosenthaler, also serve as officers and directors of LTRIP. LTRIP may have interests that differ from those of our other stockholders and may vote in a way with which our other stockholders may not agree or that may be adverse to other stockholders' interests. LTRIP is not restricted from investing in other businesses related to our business. LTRIP's control of us, as well as the provisions of our organizational documents and Delaware law, may discourage or prevent a change of control that might otherwise be beneficial, which may reduce the market price of our common stock.

The market price and trading volume of our common stock has experienced, and could continue to experience in the future, substantial volatility. The market price of our common stock is affected by a number of factors, including:

- Quarterly variations in our or our competitors' results of operations;
- Changes in earnings estimates or recommendations by securities analysts;
- Failure to meet market expectations;
- The announcement of new products or product enhancements by us or our competitors;
- Repurchases of our common stock;
- Developments in our industry, including changes in governmental regulations; and
- General market conditions and other factors.

In the past, the stock market has experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations and general economic, political and market conditions, such as recessions, interest rate changes or foreign currency exchange fluctuations, may negatively impact the market price of our common stock regardless of our actual operating performance.

We are currently relying on the "controlled company" exemption under Nasdaq Stock Market Listing Rules, pursuant to which "controlled companies" are exempt from certain corporate governance requirements otherwise applicable under Nasdaq listing rules. The Nasdaq Stock Market Listing Rules exempt "controlled companies," or companies of which more than 50% of the voting power is held by an individual, a group or another company, from certain corporate governance requirements. We currently rely on the controlled company exemption for certain of the above requirements, including the requirement that director nominees be selected or recommended to the Board of Directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors. Accordingly, our stockholders will not be afforded the same protections generally as stockholders of other Nasdaq-listed companies with respect to corporate governance for so long as we rely on these exemptions from the corporate governance requirements.

We do not pay regular quarterly or annual cash dividends on our stock. Any determination to pay dividends is at the discretion of our Board of Directors and will depend on our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors. Therefore, investors should not rely on regular quarterly or annual dividend income from shares of our common stock and investors should not rely on special dividends with any regularity or at all.

Future sales of shares of our common stock in the public market, or the perception that such sales may occur, may depress our stock price. Sales of substantial amounts of our common stock in the public market, particularly sales by our directors, officers, employees and significant stockholders, or the perception that these sales might occur, could depress the market price of our common stock and could impact our ability to raise capital through the sale of additional securities. In addition, certain stockholders have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

These provisions include:

- Authorization and issuance of Class B common stock that entitles holders to ten votes per share;
- Authorization of the issuance of preferred stock which can be created and issued by the Board of Directors without prior stockholder approval, with rights senior to those of our common stock;
- Prohibition of our stockholders to fill board vacancies or call special stockholder meetings; and
- Limitations on who may call special meetings of stockholders.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board of Directors or initiate actions that are opposed by our then-current Board of Directors, including a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our Board of Directors could cause the market price of our common stock to decline.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2022, we do not own any real estate. We lease approximately 280,000 square feet of office space for our corporate headquarters in Needham, Massachusetts (the "Headquarters Lease"). The Headquarters Lease, has an expiration date of December 2030, with an option to extend the lease term for two consecutive terms of five years each. We also lease an aggregate of approximately 400,000 square feet of office space at approximately 30 locations across North America, Europe, Asia Pacific and South America, in cities such as New York, London, Sydney, Barcelona, Buenos Aires and Paris, primarily used as sales offices, subsidiary headquarters, and for international operations, pursuant to leases with various expiration dates. We believe that our current facilities are adequate for our current operations and that additional leased space can be obtained on reasonable terms if needed.

Item 3. Legal Proceedings

Refer to "Note 12: *Commitments and Contingencies*" in the notes to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K, for further information on our legal proceedings. For an additional discussion of certain risks associated with legal proceedings, see "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is quoted on The Nasdaq Global Select Market under the ticker symbol "TRIP." Our Class B common stock is not listed and there is no established public trading market for that security. As of February 10, 2023, all of our Class B common stock was held by LTRIP.

Performance Comparison Graph

The following graph provides a comparison of the total stockholder return from December 31, 2017 to December 31, 2022, of an investment of $100 in cash on December 31, 2017 for Tripadvisor, Inc. common stock and an investment of $100 in cash on December 31, 2017 for (i) the Standard and Poor's 500 Index (the "S&P 500 Index"), (ii) The Nasdaq Composite Index, and (iii) the Research Data Group ("RDG") Internet Composite Index. The RDG Internet Composite Index is an index of stocks representing the internet industry, including internet software and service companies and e-commerce companies. The stock price performance shown on the graph below is not necessarily indicative of future price performance. Data for the S&P 500 Index, The Nasdaq Composite Index, and the RDG Internet Composite Index assume reinvestment of dividends.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among TripAdvisor, Inc., the S&P 500 Index,
the NASDAQ Composite Index and the RDG Internet Composite Index
$250
$200
$150
$100
$50
$0
12/17
12/18
12/19
12/20
12/21
12/22
TripAdvisor, Inc.
S&P 500
NASDAQ Composite
RDG Internet Composite
*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.
Copyright© 2023 Standard & Poor's, a division of S&P Global. All rights reserved.

This performance comparison graph is not "soliciting material," is not deemed filed with the SEC and is not deemed to be incorporated by reference into any filing of Tripadvisor, Inc. under the Securities Act or any filing under the Exchange Act.

Holders of Record

As of February 10, 2023, there were 128,164,615 outstanding shares of our common stock held by 1,803 stockholders of record, and 12,799,999 outstanding shares of our Class B common stock held by one stockholder of record: LTRIP.

Dividends

We did not declare or pay any dividends during the years ended December 31, 2022, 2021, or 2020. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend on our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors. In addition, our ability to pay dividends was also limited by the terms of our Credit Agreement and our 2025 Indenture. Therefore, investors should not rely on regular quarterly or annual dividend income from shares of our common stock and investors should not rely on special dividends with any regularity, or at all. Investors should rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize future gains on their investments.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required under this item is incorporated herein by reference to our 2023 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2022.

Unregistered Sales of Equity Securities

During the quarter ended December 31, 2022, we did not issue or sell any shares of our common stock, Class B common stock or other equity securities pursuant to unregistered transactions in reliance upon an exemption from the registration requirements of the Securities Act.

Issuer Purchases of Equity Securities

During the quarter ended December 31, 2022, we did not repurchase any shares of our common stock under our existing share repurchase program. As of December 31, 2022, we had $75 million remaining available to repurchase shares of our common stock under our previously authorized share repurchase program.

While the Board of Directors has not suspended or terminated the share repurchase program, the terms of our Credit Agreement limit the Company from engaging in share repurchases and the terms of our 2025 Indenture related to our 2025 Senior Notes impose certain limitations and restrictions on share repurchases. In addition, the Inflation Reduction Act of 2022 imposes a 1% excise tax on certain corporate stock buybacks. Refer to "Note 9: *Debt*" in the notes to the consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information about our Credit Agreement and our 2025 Indenture.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes in Item 8 of this Annual Report on Form 10-K.

Overview

The Tripadvisor group operates as a family of brands with a purpose of connecting people to experiences worth sharing. Our vision is to be the world's most trusted source for travel and experiences. The Company operates across three reportable segments: Tripadvisor Core, Viator, and TheFork. We leverage our brands, technology platforms, and capabilities to connect our large, global audience with partners by offering rich content, travel guidance products and services, and two-sided marketplaces for experiences, accommodations, restaurants, and other travel categories.

Tripadvisor Core's purpose is to empower everyone to be a better traveler by serving as the world's most trusted and essential travel guidance platform. Since Tripadvisor's founding in 2000, the Tripadvisor brand has developed a relationship of trust and community with travelers and experience seekers by providing an online global platform for travelers to discover, generate, and share authentic UGC in the form of ratings and reviews for destinations, POIs, experiences, accommodations, restaurants, and cruises in over 40 countries and over 20 languages across the world. As of December 31, 2022, Tripadvisor offered more than 1 billion user-generated ratings and reviews on nearly 8 million experiences, accommodations, restaurants, airlines, and cruises. Tripadvisor's online platform attracts one of the world's largest travel audiences, with hundreds of millions of visitors in 2022.

Viator's purpose is to bring more wonder into the world—to bring extraordinary, unexpected, and forever memorable experiences to more people, more often, wherever they are traveling. In doing so, Viator elevates tens of thousands of businesses, large and small. Viator delivers on its purpose by enabling travelers to discover and book iconic, unique and memorable experiences from experience operators around the globe. Our online marketplace is comprehensive and easy-to-use, connecting millions of travelers to the world's largest supply of bookable tours, activities and attractions—over 300,000 experiences from more than 50,000 operators as of December 31, 2022. Viator is a pure-play experiences OTA singularly focused on the needs of both travelers and operators with the largest supply of bookable experiences available to travelers.

TheFork's purpose is to deliver happiness through amazing dining experiences. TheFork delivers on its purpose by providing an online marketplace that enables diners to discover and book online reservations at more than 55,000 restaurants in 12 countries, as of December 31, 2022, across the UK, western and central Europe, and Australia. TheFork has become an urban, gastronomic guide with a strong community that offers more than 20 million restaurant reviews.

Trends

The online travel industry in which we operate is large, highly dynamic and competitive. We describe below the impact on our business from COVID-19, other current trends affecting our business and reportable segments, including key drivers of our financial results, and uncertainties that may impact our ability to execute on our objectives and strategies.

COVID-19

The COVID-19 pandemic had a significant negative impact on the global economy and the travel, leisure, hospitality and restaurant industries in particular beginning in 2020. Since the beginning of the pandemic, the pervasiveness and severity of travel restrictions and stay-at-home directives have varied by country and state; however, as of December 31, 2022, most of the countries in which we operate had eased or completely lifted such restrictions. While the COVID-19 pandemic negatively and materially affected our results for the years ended

December 31, 2020 and 2021, in 2022, although some areas of our business recovered faster than others, as discussed below, we generally experienced a recovery in travel demand and our financial performance during 2022. Although all periods included in our consolidated financial statements presented in this Annual Report on Form 10-K were impacted at varying degrees by the COVID-19 pandemic, none of these periods are considered comparable, and no periods affected by the pandemic are expected to be comparable to future periods. As a result, for additional context, below we provide information regarding our performance for the year ended December 31, 2022 as compared to the year ended December 31, 2019, before the impacts of the COVID-19 pandemic.

Our consolidated revenue for the year ended December 31, 2022 was approximately $1.5 billion, an increase of 65%, when compared to the same period in 2021. In comparison to a pre-COVID-19 timeframe, consolidated revenue for the year ended December 31, 2022 was approximately 96% of 2019's comparable period, an increase from approximately 58% of 2019's comparable period during the year ended December 31, 2021, primarily attributable to what we believe to be increased consumer travel demand for travel industry related services, combined with the easing of government travel restrictions. Revenue trends also improved as 2022 progressed, as consolidated revenue for the third and fourth quarter of 2022 exceeded parity with 2019's comparable periods, in comparison to approximately 70% and 99% of 2019's comparable periods during the first and second quarters of 2022, respectively.

Tripadvisor Core revenue increased by 45% during the year ended December 31, 2022, when compared to the same period in 2021, despite the significant impact from the Omicron variant in the month of January 2022, as travel demand and revenue rebounded significantly during 2022. In comparison to a pre-COVID-19 timeframe, during the year ended December 31, 2022, Tripadvisor Core revenue reached approximately 79% of 2019's comparable period, an increase from approximately 54% of 2019's comparable period during 2021.

Tripadvisor-branded hotels revenue increased 44% during the year ended December 31, 2022, when compared to 2021, primarily driven by growth in hotel meta (formerly referred to as hotel auction). During 2022, Tripadvisor-branded hotels revenue reached approximately 83% of 2019's comparable period, an increase from approximately 58% of 2019's comparable period during 2021. The Company saw continued strength of recovery in our U.S. hotel meta revenue throughout 2022 on strong consumer travel demand, reaching parity with 2019's comparable period during the year ended December 31, 2022. Revenue recovery in Europe and the rest of the world has been slower relative to the U.S. due to relative brand strength and recognition, but also due to uneven macroeconomic environments.

While slower to recover than Tripadvisor-branded hotels revenue, our Tripadvisor-branded display and platform revenue increased 33% during the year ended December 31, 2022, when compared to 2021. In comparison to a pre-COVID-19 timeframe, Tripadvisor-branded display and platform revenue for the year ended December 31, 2022 was approximately 81% of 2019's comparable period, an increase from approximately 61% of 2019's comparable period in 2021. This improvement in 2022 was primarily driven by an increase in marketing spend from our advertisers in correlation with increasing consumer travel demand, as discussed above.

Our Tripadvisor experiences and dining revenue increased by 91% as a result of the travel demand recovery, combined with the easing of government restrictions, as well as the continued execution by our business, primarily driven by performance in our experiences offering as we continue to make investments in this offering to gain market share. In comparison to a pre-COVID-19 timeframe, Tripadvisor experiences and dining revenue for the year ended December 31, 2022 was approximately 115% of 2019's comparable period, an increase from approximately 60% of 2019's comparable period in 2021.

Financial results in Other revenue also improved during the year ended December 31, 2022, when compared to 2021, primarily driven by similar trends of increased consumer travel demand as part of the global travel demand recovery. The offerings within Other revenue complement our Tripadvisor Core segment's long-term strategy of delivering comprehensive guidance across the traveler journey. However, Other revenue during the year ended December 31, 2022 has been slower to recover when compared against 2019's comparable period as we continue to balance capital deployment across our portfolio that align with our strategic priorities across the segment. We have also divested certain offerings within Other revenue since 2019.

We began to see improvement in our Viator segment's financial results during the third quarter of 2021, and this trend has continued throughout 2022, as revenue increased by 168% during the year ended December 31, 2022, when compared to 2021, primarily driven by the consumer demand recovery across all geographies, in conjunction with the lifting of various government restrictions on experience activities and the travel industry recovery, as well as continued execution by our business. In comparison to a pre-COVID-19 timeframe, our Viator segment revenue for 2022 was approximately 171% of 2019's comparable period, an increase from approximately 64% of 2019's comparable period in 2021.

During the first quarter of 2021, restaurants in most of the European countries in which TheFork operates were ordered to remain closed. In TheFork segment, we saw a notable recovery beginning in mid-May 2021, as restaurants in most European countries in which TheFork operates began reopening for in-restaurant dining. However, late in the fourth quarter of 2021 and early into the first quarter of 2022, Omicron-related restrictions and related impact to consumer demand within Europe again negatively impacted TheFork. These Omicron-related restrictions were again lifted late in the first quarter of 2022, bringing a recovery of consumer demand and revenue, although European consumer demand and restaurant openings remained below pre-pandemic levels through 2022. TheFork segment revenue during 2022 increased by approximately 48%, primarily driven by improving consumer demand, when compared to 2021. In comparison to a pre-COVID-19 timeframe, TheFork revenue for 2022 was approximately 99% of 2019's comparable period, an increase from approximately 67% of 2019's comparable period in 2021.

Other Current Trends

In response to increased consumer travel demand, we increased our performance marketing investments in 2022 across the Tripadvisor group. In Tripadvisor Core, we observed strong performance in hotel meta primarily driven by increased CPC pricing during 2022. This environment allowed us to increase performance marketing at a profitable ROAS (return on advertising spend), while our direct traffic, including SEO, has been slower to recover. Historically, we have generated a significant amount of direct traffic from search engines, such as Google, through strong SEO performance. We believe our SEO traffic acquisition performance has been negatively impacted in the past, and may be impacted in the future by search engines (primarily Google) increasing the prominence of their own products in search results. Over the long-term, we are focused on driving a greater percentage of our traffic from direct sources and channels that are more profitable than performance marketing channels.

The global experiences market is large, growing, and highly fragmented, with the vast majority of bookings still occurring through traditional offline sources. We are observing a secular shift, however, as this market continues to grow and moves online faster. We are observing similar trends in terms of online adoption by both consumers and partners in the global restaurants category, particularly in Europe. Given the competitive positioning of our businesses relative to the attractive growth prospects in these categories, we expect to continue to invest in these categories across the Tripadvisor group, and in particular, within Viator and TheFork, to continue accelerating revenue growth, operating scale, and market share gains for the long-term.

For information regarding our business strategy and business models, see the discussion set forth in Part I, Item 1. "Business," of this Form 10-K under the captions "Our Business Strategy", and "Our Business Models."

Consolidated Results of Operations

In the second quarter of 2022, as part of our continuous review of the business and in consultation with our CEO, who also serves as our CODM, we evaluated our operations and realigned the reportable segment information which our CODM regularly assesses to evaluate performance for operating decision-making purposes, including allocation of resources. The revised segment reporting structure includes the following reportable segments: (1) Tripadvisor Core; (2) Viator; and (3) TheFork. For further information, including the change in segments and principal revenue streams within these segments, refer to "Note 3: *Revenue Recognition*" and "Note 19: *Segment and Geographic Information*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K. All prior period segment disclosure information has been reclassified to conform to the current reporting structure in this Form 10-K. These reclassifications had no effect on our consolidated financial statements in any period.

During the fourth quarter of 2022, the Company was the subject of a targeted fraud scheme, resulting in the payment of refunds to an external party for products which were fraudulently subscribed within Tripadvisor Core. As a result, the Company incurred a loss of approximately $8 million, which was recorded to general and administrative expense on the consolidated statement of operations for the year ended December 31, 2022. These fraudulent transactions had no impact on revenue, as the fraudulent subscriptions were cancelled in a timely manner by the Company. Operating process changes were put into place to provide further safeguards against this type of activity happening in the future. Although we continue to vigorously pursue recovery of our losses and related expenses arising from this incident, there can be no assurance of recovery or of the timing of any such recovery.

A discussion regarding our financial condition and results of operations for fiscal year 2022 compared to fiscal year 2021 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2021 compared to fiscal year 2020 can be found in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 18, 2022.

As noted above, during the second quarter of 2022, we revised our segment reporting structure. We did not include a discussion regarding our financial condition and results of operations for fiscal year 2021 compared to fiscal year 2020, as we believe the changes in our reportable segments is not a material change to understand the financial condition, changes in financial conditions, and results of operations of our revised reportable segments due to the impact of COVID-19 during those years, which is discussed above.

Results of Operations
Selected Financial Data
(in millions, except percentages)

	Year ended December 31,			% Change	
				2022 vs. 2021	2021 vs. 2020
	2022	2021	2020		
Revenue	$ 1,492	$ 902	$ 604	65%	49%
Costs and expenses:					
Cost of revenue	116	74	55	57%	35%
Selling and marketing	784	469	316	67%	48%
Technology and content	222	212	220	5%	(4)%
General and administrative	172	167	173	3%	(3)%
Depreciation and amortization	97	111	125	(13)%	(11)%
Impairment of goodwill	—	—	3	n.m.	n.m.
Restructuring and other related reorganization costs	—	—	41	n.m.	n.m.
Total costs and expenses:	1,391	1,033	933	35%	11%
Operating income (loss)	101	(131)	(329)	n.m.	(60)%
Other income (expense):					
Interest expense	(44)	(45)	(35)	(2)%	29%
Interest income	15	1	3	1400%	(67)%
Other income (expense), net	(5)	(10)	(8)	(50)%	25%
Total other income (expense), net	(34)	(54)	(40)	(37)%	35%
Income (loss) before income taxes	67	(185)	(369)	n.m.	(50)%
(Provision) benefit for income taxes	(47)	37	80	n.m.	(54)%
Net income (loss)	$ 20	$ (148)	$ (289)	n.m.	(49)%
Other financial data:					
Adjusted EBITDA (1)	$ 295	$ 100	$ (51)	195%	n.m.

n.m. = *not meaningful*

(1) Adjusted EBITDA is considered a non-GAAP measure as defined by the SEC. Please refer to "Adjusted EBITDA" below for more information, including tabular reconciliations to the most directly comparable GAAP financial measure.

Revenue and Segment Information

		Year ended December 31,					% Change	
		2022		**2021**		**2020**	**2022 vs. 2021**	**2021 vs. 2020**
Revenue by Segment:				*(in millions)*				
Tripadvisor Core (1)	$	966	$	665	$	483	45%	38%
Viator		493		184		55	168%	235%
TheFork		126		85		86	48%	(1)%
Intersegment Eliminations (1)		(93)		(32)		(20)	191%	60%
Total revenue	$	1,492	$	902	$	604	65%	49%
Adjusted EBITDA by Segment:								
Tripadvisor Core	$	345	$	177	$	64	95%	177%
Viator		(11)		(31)		(72)	(65)%	(57)%
TheFork		(39)		(46)		(43)	(15)%	7%
Total Adjusted EBITDA	$	295	$	100	$	(51)	195%	n.m.
Adjusted EBITDA Margin by Segment (2):								
Tripadvisor Core		36%		27%		13%		
Viator		(2%)		(17%)		(131%)		
TheFork		(31)%		(54)%		(50)%		

n.m. = *not meaningful*

(1) Tripadvisor Core segment revenue figures are shown gross of intersegment (intercompany) revenue, which is eliminated on a consolidated basis. Refer to "Note 19: *Segment and Geographic Information*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for a discussion of intersegment revenue for all periods presented.
(2) "Adjusted EBITDA Margin by Segment" is defined as Adjusted EBITDA by segment divided by revenue by segment.

Tripadvisor Core Segment

Tripadvisor Core segment revenue increased by $301 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to increased hotel meta revenue, and, to a lesser extent, an increase in Tripadvisor experiences and dining and Tripadvisor-branded display and platform revenue, all of which was due to the impact of increased consumer travel demand, the easing of travel restrictions and travel industry recovery on our business. In addition, we estimate this segment's revenue growth was negatively impacted by foreign currency fluctuations of approximately 6% during the year ended December 31, 2022 when compared to the same period in 2021.

Adjusted EBITDA in our Tripadvisor Core segment increased $168 million during the year ended December 31, 2022 when compared to the same period in 2021. This was primarily due to an increase in revenue as noted above, partially offset by an increase in direct selling and marketing expenses related to SEM and other online paid traffic acquisition costs in response to increased consumer travel demand as travel restrictions eased and the travel industry recovered, and to a lesser extent, increased personnel and overhead costs to support business growth during the travel demand recovery.

The following is a detailed discussion of the revenue sources within our Tripadvisor Core segment:

	Year ended December 31,			% Change	
	2022	**2021**	**2020**	**2022 vs. 2021**	**2021 vs. 2020**
Tripadvisor Core:	(in millions)				
Tripadvisor-branded hotels	$ 650	$ 451	$ 292	44%	54%
Tripadvisor-branded display and platform	130	98	69	33%	42%
Tripadvisor experiences and dining (1)	134	70	65	91%	8%
Other	52	46	57	13%	(19%)
Total Tripadvisor Core Revenue	$ 966	$ 665	$ 483	45%	38%

(1)   Tripadvisor experiences and dining revenue within the Tripadvisor Core segment is shown gross of intersegment (intercompany) revenue, which is eliminated on a consolidated basis. Refer to "Note 19: *Segment and Geographic Information*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for a discussion of intersegment revenue for all periods presented.

Tripadvisor-branded Hotels Revenue

For the years ended December 31, 2022, 2021, and 2020, 67%, 68%, and 60%, respectively, of our Tripadvisor Core segment revenue was derived from Tripadvisor-branded hotels revenue. Tripadvisor-branded hotels revenue increased $199 million during the year ended December 31, 2022 when compared to the same period in 2021. This increase was primarily driven by our hotel meta revenue across all geographic markets, and, to a lesser extent, hotel B2B revenue, which has been slower to recover than hotel meta, due to the impact of increased consumer travel demand, the easing of travel restrictions and travel industry recovery on our business. As consumer travel demand increased during 2022, the Company saw continued improvement in hotel meta monetization, as CPC rates during 2022 were consistently near or exceeded parity with 2019's comparable period, which enabled increased efficient marketing investment on performance channels, enhancing our 2022 hotel meta revenue growth.

Tripadvisor-branded Display and Platform Revenue

For the years ended December 31, 2022, 2021, and 2020, 13%, 15%, and 14%, respectively, of our Tripadvisor Core segment revenue was derived from Tripadvisor-branded display and platform revenue, which consists of revenue from display-based advertising across our platform. Tripadvisor-branded display and platform revenue increased $32 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily driven by an increase in marketing spend from our advertisers, particularly DMOs, in correlation with increased consumer travel demand.

Tripadvisor Experiences and Dining Revenue

For the years ended December 31, 2022, 2021, and 2020, 14%, 11%, and 13%, respectively, of our Tripadvisor Core segment revenue was derived from our Tripadvisor experiences and dining revenue, which includes intercompany (intersegment) revenue consisting of affiliate marketing commissions earned primarily from experience bookings, and to a lesser extent, restaurant reservation bookings on Tripadvisor-branded websites and mobile apps, fulfilled by Viator and TheFork, respectively, which are eliminated on a consolidated basis, in addition to revenue earned from Tripadvisor's restaurant service offerings. Tripadvisor experiences and dining revenue increased by $64 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily driven by increased consumer travel demand for experiences across all geographies, in conjunction with the lifting of various government restrictions on experience activities and the travel industry recovery.

Other Revenue

For the years ended December 31, 2022, 2021, and 2020, 5%, 7%, and 12%, respectively, of our Tripadvisor Core segment revenue was derived from Other revenue, which includes alternative accommodation rentals revenue, in addition to primarily click-based advertising and display-based advertising revenue from our cruise, flights, and rental cars offerings on Tripadvisor websites and mobile apps. Other revenue increased by $6 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to the impact of increased consumer travel demand and travel industry recovery on our business.

Viator Segment

Viator segment revenue increased by $309 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily driven by the consumer demand recovery for experiences across all geographies, in conjunction with the lifting of various government restrictions on experience activities and the travel industry recovery during the same period. Viator is also benefitting from a larger macro trend, or secular shift, as the large global market in which it operates continues to grow, and, in addition, migrate online from traditional offline sources. In addition, we estimate this segment's revenue growth was negatively impacted by foreign currency fluctuations of approximately 16% during the year ended December 31, 2022, when compared to the same period in 2021.

Adjusted EBITDA loss in our Viator segment decreased by $20 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to an increase in revenue as noted above. This was largely offset by an increase in selling and marketing expenses related to SEM, other online paid traffic acquisition costs, and other marketing costs in response to increased consumer demand for experiences as part of the consumer travel demand recovery and to grow market share, and, to a lesser extent, an increase in direct costs from credit card payments and other revenue-related transaction costs in direct correlation with the increase in revenue, as well as increased personnel and overhead costs to support business growth during the travel demand recovery.

TheFork Segment

TheFork segment revenue increased by $41 million during the year ended December 31, 2022 when compared to the same period in 2021, driven by consumer travel demand recovery and various government restrictions on restaurants being lifted in Europe, combined with the travel industry recovery during the same time period, despite the impact of foreign currency fluctuations, which we estimate negatively impacted this segment's revenue growth during the year ended December 31, 2022 in the amount of approximately 19%, when compared to the same period in 2021.

Adjusted EBITDA loss in TheFork segment decreased by $7 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to an increase in revenue as noted above, and to a lesser extent, incremental non-income tax related government assistance benefits related to COVID-19 relief of $8 million. This was largely offset by an increase in selling and marketing expenses related to online paid traffic acquisition costs and television advertising costs, in response to consumer travel demand recovery as government restrictions on restaurants were lifted and the travel industry recovered and, to a lesser extent, an increase in personnel and overhead costs to support business growth during the travel demand recovery.

Consolidated Expenses

Cost of Revenue

Cost of revenue consists of expenses that are directly related or closely correlated to revenue generation, including direct costs, such as credit card and other booking transaction payment fees, data center costs, costs associated with prepaid tour tickets, ad serving fees, flight search fees, and other transaction costs. In addition, cost of revenue includes personnel and overhead expenses, including salaries, benefits, stock-based compensation and bonuses for certain customer support personnel who are directly involved in revenue generation.

	Year ended December 31,			% Change	
				2022 vs. 2021	2021 vs. 2020
	2022	2021	2020		
	(in millions)				
Direct costs	$ 89	$ 50	$ 34	78%	47%
Personnel and overhead	27	24	21	13%	14%
Total cost of revenue	$ 116	$ 74	$ 55	57%	35%
% of revenue	7.8%	8.2%	9.1%		

Cost of revenue increased $42 million during the year ended December 31, 2022 when compared to the same period in 2021, the majority of which is due to increased direct costs from credit card payment processing fees and other revenue-related transaction costs in our Viator segment in direct correlation with the increase in revenue, as Viator serves as the merchant of record for the majority of its experience booking transactions.

Selling and Marketing

Selling and marketing expenses consist of direct costs, including traffic generation costs from SEM and other online traffic acquisition costs, syndication costs and affiliate marketing commissions, social media costs, brand advertising (including television and other offline advertising), promotions and public relations. In addition, our selling and marketing expenses consist of indirect costs such as personnel and overhead expenses, including salaries, commissions, benefits, stock-based compensation, and bonuses for sales, sales support, customer support and marketing employees.

	Year ended December 31,			% Change	
				2022 vs. 2021	2021 vs. 2020
	2022	2021	2020		
	(in millions)				
Direct costs	$ 589	$ 294	$ 128	100%	130%
Personnel and overhead	195	175	188	11%	(7%)
Total selling and marketing	$ 784	$ 469	$ 316	67%	48%
% of revenue	52.5%	52.0%	52.3%		

Direct selling and marketing costs increased $295 million during the year ended December 31, 2022 when compared to the same period in 2021. In addition, direct selling and marketing costs as a percentage of total consolidated revenue was 39% during the year ended December 31, 2022, an increase from 33% when compared to the same period in 2021. These increases were primarily due to an increase of approximately $277 million in SEM, other paid online traffic acquisition spend, and other marketing costs, the substantial majority of which was incurred within our Tripadvisor Core and Viator segments, in order to capture increased consumer travel demand primarily in hotel meta and for experiences, as travel activity restrictions eased and the travel industry recovered, while direct traffic in Tripadvisor Core, including SEO traffic, has been slower to recover, as well as, and to a lesser extent, increased television advertising costs of $12 million in TheFork segment in order to regain brand awareness levels as pandemic related restaurant restrictions subsided in Europe and the industry recovered.

Personnel and overhead costs increased $20 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to an increase in headcount and contingent staff to support business growth during the travel demand recovery.

Technology and Content

Technology and content expenses consist primarily of personnel and overhead expenses, including salaries and benefits, stock-based compensation expense, and bonuses for salaried employees and contractors engaged in the design, development, testing, content support, and maintenance of our platform. Other costs include licensing, maintenance expense, computer supplies, telecom costs, content translation and localization costs, and consulting costs.

	Year ended December 31,			% Change	
				2022 vs. 2021	2021 vs. 2020
	2022	2021	2020		
	(in millions)				
Personnel and overhead	$ 193	$ 188	$ 194	3%	(3%)
Other	29	24	26	21%	(8%)
Total technology and content	$ 222	$ 212	$ 220	5%	(4%)
% of revenue	14.9%	23.5%	36.4%		

Technology and content costs increased $10 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to increased personnel and overhead costs resulting from additional headcount and contingent staff to support business growth during the travel demand recovery, partially offset by a decrease in stock-based compensation expense of $10 million.

General and Administrative

General and administrative expenses consist primarily of personnel and related overhead costs, including personnel engaged in leadership, finance, legal, and human resources, as well as stock-based compensation expense for those same personnel. General and administrative costs also include professional service fees and other fees including audit, legal, tax and accounting, and other operating costs including bad debt expense, non-income taxes, such as sales, use, digital services, and other non-income related taxes.

	Year ended December 31,			% Change	
				2022 vs.	2021 vs.
	2022	2021	2020	2021	2020
		(in millions)			
Personnel and overhead	$ 128	$ 132	$ 119	(3%)	11%
Professional service fees and other	44	35	54	26%	(35%)
Total general and administrative	$ 172	$ 167	$ 173	3%	(3%)
% of revenue	11.5%	18.5%	28.6%		

General and administrative costs increased $5 million during the year ended December 31, 2022 when compared to the same period in 2021. Personnel and overhead costs decreased $4 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to a decrease in stock-based compensation expense of $18 million, partially offset by additional headcount to support business growth during the travel demand recovery. Professional service fees and other costs increased $9 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to an increase in digital service taxes in Europe of $8 million and an approximate $8 million loss incurred during the fourth quarter of 2022 as the result of a fraud scheme resulting in payments to an external party, as discussed above, partially offset by an increase in non-income tax related government assistance benefits related to COVID-19 relief of $9 million during the year ended December 31, 2022.

Depreciation and amortization

Depreciation expense consists of depreciation on computer equipment, leasehold improvements, furniture, office equipment and other assets, and amortization of capitalized website development costs and right-of-use ("ROU") assets related to our finance lease. Amortization consists of the amortization of definite-lived intangibles purchased in business acquisitions.

| | Year ended December 31, | | |
| | 2022 | 2021 | 2020 |
		(in millions)	
Depreciation	$ 84	$ 91	$ 99
Amortization of intangible assets	13	20	26
Total depreciation and amortization	$ 97	$ 111	$ 125
% of revenue	6.5%	12.3%	20.7%

Depreciation and amortization decreased $14 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to the completion of amortization related to certain intangible assets from business acquisitions and capitalized website development costs in previous years.

Interest Expense

Interest expense primarily consists of interest incurred, commitment fees, and debt issuance cost amortization related to the Credit Facility, 2025 Senior Notes, 2026 Senior Notes, as well as interest on finance leases.

	Year ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Interest expense	$ (44)	$ (45)	$ (35)

Interest expense did not change materially during the year ended December 31, 2022 when compared to the same period in 2021. The majority of interest expense reported during the years ended December 31, 2022 and 2021 were as a result of the 2025 Senior Notes. Refer to "Note 9: *Debt*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information.

Interest Income

Interest income primarily consists of interest earned from bank deposits available on demand, term deposits, money market funds, and marketable securities, including amortization of discounts and premiums on our marketable securities.

	Year ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Interest income	$ 15	$ 1	$ 3

Interest income increased $14 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to an increase in the average amount of cash invested and increased interest rates received on bank deposits during 2022.

Other Income (Expense), Net

Other income (expense), net generally consists of net foreign exchange gains and losses, forward contract gains and losses, earnings/(losses) from equity method investments, gain/(loss) and impairments on non-marketable investments, gain/(loss) on sale/disposal of businesses, and other non-operating income (expenses).

	Year ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Other income (expense), net	$ (5)	$ (10)	$ (8)

Other expense, net decreased $5 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to a $5 million allowance for credit losses recorded on our long-term note receivable during 2021, which did not reoccur in 2022. Refer to "Note 17: *Other Income (Expense), Net*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for additional information.

(Provision) Benefit for Income Taxes

	Year ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
(Provision) benefit for income taxes	$ (47)	$ 37	$ 80
Effective tax rate	70.1%	20.0%	21.7%

We recorded a total income tax provision of $47 million for the year ended December 31, 2022. The change in our income taxes and our effective tax rate during the year ended December 31, 2022, when compared to the same period in 2021, was primarily due to an increase in pretax income recognized during the year ended December 31, 2022. Refer to "Note 11: *Income Taxes*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information.

Net income (loss)

	Year ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Net income (loss)	$ 20	$ (148)	$ (289)
Net income (loss) margin	1.3%	(16.4%)	(47.8%)

Net income (loss) improved $168 million during the year ended December 31, 2022 when compared to the same period in 2021, primarily due to an increase in revenue, as described in more detail above under "*Revenue and Segment Information*", largely offset by an increase in selling and marketing expenses in response to increasing consumer travel demand as travel activity restrictions eased and the travel industry recovered, and to a lesser extent, an increase in personnel and overhead costs to support business growth during the consumer travel demand recovery and increased direct costs from credit card payment fees and other revenue-related transaction costs in direct correlation with the increase in revenue during the year ended December 31, 2022, all of which is described in more detail above under "*Consolidated Expenses.*"

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we also disclose consolidated Adjusted EBITDA, which is a non-GAAP financial measure. A "non-GAAP financial measure" refers to a numerical measure of a company's historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in such company's financial statements.

Adjusted EBITDA is also our segment profit measure and a key measure used by our management and board of directors to understand and evaluate the financial performance of our business and on which internal budgets and forecasts are based and approved. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons and better enables management and investors to compare financial results between periods as these costs may vary independent of ongoing core business performance. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. We define Adjusted EBITDA as net income (loss) plus: (1) (provision) benefit for income taxes; (2) other income (expense), net; (3) depreciation and amortization; (4) stock-based compensation and other stock-settled obligations; (5) goodwill, long-lived asset, and intangible asset impairments; (6) legal reserves and settlements; (7) restructuring and other related reorganization costs; and (8) other non-recurring expenses and income.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with GAAP. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) and our other GAAP results.

Some of these limitations are:

- Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

- Adjusted EBITDA does not reflect the interest expense, or cash requirements necessary to service interest or principal payments on our debt;

- Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation or other stock-settled obligations;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

- Adjusted EBITDA does not reflect certain income and expenses not directly tied to the ongoing core operations of our business, such as legal reserves and settlements, restructuring and other related reorganization costs;

- Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

- Adjusted EBITDA is unaudited and does not conform to SEC Regulation S-X, and as a result such information may be presented differently in our future filings with the SEC; and

- other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following table presents a reconciliation of Adjusted EBITDA to Net Income (Loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, for the periods presented:

	Year ended December 31,		
	2022	2021	2020
	(in millions)		
Net income (loss)	$ 20	$ (148)	$ (289)
Add: Provision (benefit) for income taxes	47	(37)	(80)
Add: Other expense (income), net	34	54	40
Add: Restructuring and other related reorganization costs	—	—	41
Add: Impairment of goodwill	—	—	3
Add: Legal reserves and settlements	1	—	—
Add: Non-recurring expenses (income) (1)	8	—	—
Add: Stock-based compensation	88	120	109
Add: Depreciation and amortization	97	111	125
Adjusted EBITDA	$ 295	$ 100	$ (51)

(1) The Company incurred a loss of approximately $8 million during the fourth quarter of 2022, as the result of a targeted payment fraud scheme by an external party, as discussed above. The Company considers such costs to be non-recurring in nature. To the extent the Company recovers any losses in future periods related to this incident, the Company plans to reduce Adjusted EBITDA by the recovery amount in that same period.

Liquidity and Capital Resources

For a discussion of our liquidity and capital resources as of and our cash flow activities for the fiscal year ended December 31, 2021, see Part II, Item 7. *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 18, 2022.

Our principal source of liquidity is cash flow generated from operations and our existing cash and cash equivalents balance. Our liquidity needs can also be met through drawdowns under the Credit Facility. As of December 31, 2022 and 2021, we had $1.0 billion and $723 million, respectively, of cash and cash equivalents, and $496 million of available borrowing capacity under our Credit Facility as of December 31, 2022. As of December 31, 2022, approximately $157 million of our cash and cash equivalents were held by our international subsidiaries outside of the U.S., of which approximately 40% was held in the U.K. As of December 31, 2022, the significant majority of our cash was denominated in U.S. dollars.

As of December 31, 2022, we had $445 million of cumulative undistributed earnings in foreign subsidiaries which were no longer considered to be indefinitely reinvested. As of December 31, 2022, we maintained a deferred income tax liability on our consolidated balance sheet, which was not material, for the U.S. federal and state income tax and foreign withholding tax liabilities on the cumulative undistributed foreign earnings that we no longer consider indefinitely reinvested. Refer to "Note 11: *Income Taxes*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information.

As of December 31, 2022, we are party to the Credit Facility, which, among other things, provides for a $500 million revolving credit facility with a maturity date of May 12, 2024. The Company may borrow from the Credit Facility in U.S. dollars and Euros. The Credit Facility requires us to maintain a maximum leverage ratio and contains certain customary affirmative covenants and events of default, including a change of control.

We amended the Credit Facility in May 2020 and December 2020 to, among other things, suspend the leverage ratio covenant for quarterly testing of compliance beginning in the second quarter of 2020, replacing it with a minimum liquidity covenant through June 30, 2021 (requiring the Company to maintain $150 million of unrestricted cash, cash equivalent and short-term investments less deferred merchant payables plus available revolver capacity), until the earlier of (a) the first day after June 30, 2021 through maturity on which borrowings and other revolving credit utilizations under the revolving commitments exceed $200 million, and (b) the election of the Company, at which time the leverage ratio covenant (the "Leverage Covenant Holiday") will be reinstated.

The Company remained in the Leverage Covenant Holiday as of December 31, 2022. Based on the Company's existing leverage ratio, any outstanding or future borrowings under the Credit Facility generally bear interest, at the Company's option, at a rate per annum equal to either (i) the Eurocurrency Borrowing rate, or the adjusted LIBO rate for the interest period in effect for such borrowing; plus an applicable margin ranging from 1.25% to 2.00% with a London Inter-Bank Offered Rate ("LIBO rate") floor of 1.00% per annum; or (ii) the Alternate Base Rate Borrowing, which is the greatest of (a) the Prime Rate in effect on such day, (b) the New York Fed Bank Rate in effect on such day plus 1/2 of 1.00% per annum, and (c) the Adjusted LIBO Rate (or LIBO rate multiplied by the Statutory Reserve Rate) for an interest period of one month plus 1.00%; in addition to an applicable margin ranging from 0.25% to 1.00%. In addition, based on the Company's existing leverage ratio, we are required to pay a quarterly commitment fee, at an applicable rate ranging from 0.15% to 0.30% as of December 31, 2022, on the daily unused portion of the Credit Facility for each fiscal quarter during the Leverage Covenant Holiday and in connection with the issuance of letters of credit. The Credit Facility includes restrictions on the Company's ability to make certain payments and distributions, including share repurchases and dividends.

As of December 31, 2022 and 2021, we had no outstanding borrowings and were in compliance with our covenant requirements in effect under the Credit Facility. While there can be no assurance that we will be able to meet the leverage ratio covenant after the Leverage Covenant Holiday ceases, based on our current projections, we do not believe there is a material risk we will not remain in compliance throughout the next twelve months.

As of December 31, 2022, the Company had $845 million in long-term debt, as a result of the issuance of our 2025 Senior Notes in July 2020 and 2026 Senior Notes in March 2021, as discussed below.

In July 2020, the Company completed the sale of $500 million of our 2025 Senior Notes. The 2025 Senior Notes provide, among other things, that interest, at an interest rate of 7.0% per annum, is payable on January 15 and July 15 of each year, which began on January 15, 2021, until their maturity on July 15, 2025. The 2025 Senior Notes are senior unsecured obligations of the Company and are guaranteed by certain of the Company's domestic subsidiaries.

In March 2021, the Company completed the sale of $345 million of our 2026 Senior Notes. The 2026 Senior Notes provide, among other things, that interest, at an interest rate of 0.25% per annum, is payable on April 1 and October 1 of each year, which began on October 1, 2021, until their maturity on April 1, 2026. Concurrently, the Company used a portion of the proceeds from the 2026 Senior Notes to enter into privately negotiated capped call transactions with certain of the initial purchasers of the 2026 Senior Notes and/or their respective affiliates and/or other financial institutions at a cost of approximately $35 million. The Company intends to use the remainder of the proceeds from this offering for general corporate purposes, which may include repayment of debt, including the partial redemption and/or purchase of the 2025 Senior Notes prior to maturity. The 2026 Senior Notes are senior unsecured obligations of the Company and are guaranteed by certain of the Company's domestic subsidiaries.

The 2025 Senior Notes and 2026 Senior Notes are not registered securities and there are currently no plans to register these notes as securities in the future. We may from time to time repurchase our outstanding 2025 Senior Notes or 2026 Senior Notes through tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

For further information on the Credit Facility, 2025 Senior Notes, and 2026 Senior Notes, refer to "Note 9: *Debt*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Significant uses of capital and other liquidity matters

During the year ended December 31, 2020, we repurchased 4,707,450 shares of the Company's outstanding common stock at an aggregate cost of $115 million, under our share repurchase program. The Company did not repurchase any shares of outstanding common stock under the share repurchase program during 2022 or 2021 and had $75 million remaining available to repurchase shares of our common stock as of December 31, 2022. The terms of our Credit Agreement were amended to limit the Company from share repurchases during the Leverage Covenant Holiday and the terms of the 2025 Indenture related to the 2025 Senior Notes also impose certain limitations and restrictions on share repurchases.

Our business typically experiences seasonal fluctuations that affect the timing of our annual cash flows during the year related to working capital. From our experience bookings, we receive cash from travelers at the time of booking or prior to the occurrence of an experience, and we record these amounts, net of commissions, on our consolidated balance sheet as deferred merchant payables. We pay the operator, or the experience supplier, after the travelers' use. Therefore, we generally receive cash from the traveler prior to paying the operator and this operating cycle represents a source or use of cash to us. During the first half of the year, experiences bookings typically exceed the amount of completed experiences, resulting in higher cash flow related to working capital, while during the second half of the year, particularly in the third quarter, this pattern reverses and cash flows from these transactions are typically negative.

Certain factors may impact our typical seasonal fluctuations, which may include any significant shifts in our business mix or adverse economic conditions that could result in future seasonal patterns that are different from historical trends. For example, the negative impact to our business from COVID-19 materially affected our historical trends at varying levels during the years ended December 31, 2021 and 2020, while these trends significantly improved during the year ended December 31, 2022, resulting in increased revenues, and working capital and operating cash flow more akin to typical historical trends. In addition, new or different payment options offered to our customers could impact the timing of cash flows. For example, our "Reserve Now, Pay Later" payment option available in our Viator segment, which allows travelers the option to reserve certain experiences and defer payment until a date no later than two days before the experience date, which although not used in a majority of bookings to date, may continue to increase, and affect the timing of our future cash flows and working capital.

As discussed in "Note 11: *Income Taxes*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K, we have received Notices of Proposed Adjustments issued by the IRS for tax years 2009 through 2011, and 2014 through 2016, as of December 31, 2022. The statute of limitation of assessment for all years subject to the Notices of Proposed Adjustment remain open. These proposed adjustments are related to certain transfer pricing arrangements with our foreign subsidiaries and would result in an increase to our worldwide income tax expense, for the open tax years, in an estimated range of $85 million to $95 million, exclusive of interest expense, at the close of the audit if the IRS prevails. In January 2023, we received a final notice regarding a MAP settlement for the 2009 through 2011 tax years, which we accepted in February 2023. Accepting this MAP settlement will result in an estimated net cash outflow of $70 million to $80 million, inclusive of related interest expense, expected during 2023. In the first quarter of 2023, we will record additional tax expense as a discrete item, inclusive of interest, in an estimated range of $25 million to $35 million specifically related to this settlement. This MAP settlement supersedes the Notices of Proposed Adjustment for 2009 through 2011 from the IRS, described above. We will review the impact of the acceptance of this settlement position to our transfer pricing income tax reserves for the subsequent tax years during the first quarter of 2023. Based on this new information received subsequent to year end, adjustments may occur, which could be material.

In addition, we received from HMRC in the U.K. an issue closure notice relating to adjustments for 2012 through 2016 tax years, as of December 31, 2022. These proposed adjustments are related to certain transfer pricing arrangements with our foreign subsidiaries and would result in an increase to our worldwide income tax expense in an estimated range of $25 million to $35 million, exclusive of interest expense and potential U.S. transition tax adjustments, at the close of the audit if HMRC prevails. We disagree with the proposed adjustments and we intend to defend our positions through applicable administrative and, if necessary, judicial remedies.

Although the ultimate timing for resolution of certain of these income tax matters is uncertain, any future payments would negatively and materially impact our operating cash flows.

The CARES Act, enacted in March 2020, made tax law changes to provide financial relief to companies as a result of the impact to businesses related to COVID-19. Key income tax provisions of the CARES Act include changes in NOL carryback and carryforward rules, increase of the net interest expense deduction limit, and immediate write-off of qualified improvement property. The CARES Act allowed the Company to carry back U.S. federal NOLs incurred in 2020, generating an expected U.S. federal tax benefit of $76 million, of which $64 million was refunded during the year ended December 31, 2022. The remaining refund of $12 million is included in current income taxes payable within accrued expenses and other current liabilities on our consolidated balance sheet as of December 31, 2022 and is expected to be received during the year ended December 31, 2023. In addition, $25 million of this refund received during the year ended December 31, 2022, was recorded to long-term taxes payable within other long-term liabilities on our consolidated balance sheet as of December 31, 2022, which reflects future transition tax payments expected to be made by the Company related to the Tax Cuts and Jobs Act of 2017 (the "2017 Tax Act").

We believe that our available cash and cash equivalents will be sufficient to fund our foreseeable working capital requirements, capital expenditures, existing business growth initiatives, debt and interest obligations, lease commitments, and other financial commitments through at least the next twelve months. Our future capital requirements may also include capital needs for acquisitions and/or other expenditures in support of our business strategy, which may potentially reduce our cash balance and/or require us to borrow under the Credit Facility or to seek other financing alternatives.

Our cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Year ended December 31,		
	2022	2021	2020
	(in millions)		
Net cash provided by (used in):			
Operating activities	$ 400	$ 108	$ (194)
Investing activities	(52)	(54)	(56)
Financing activities	(27)	263	341

During the year ended December 31, 2022, our primary source of cash was from operations, while our primary use of cash was from financing activities (including payment of withholding taxes on net share settlements of equity awards of $20 million) and investing activities (including capital expenditures of $56 million). This use of cash was funded with cash and cash equivalents, and operating cash flows.

Net cash provided by operating activities for the year ended December 31, 2022, increased by $292 million when compared to the same period in 2021, primarily due to a decrease in net losses of $168 million and an increase in working capital of $154 million. The increase in working capital was driven primarily by a $64 million U.S. federal tax refund related to the CARES Act, an increase of $42 million related to the timing of vendor payments due to increased selling and marketing costs, and to a lesser extent, an increase of $18 million in deferred merchant payables reflecting the timing of when cash was received from travelers, principally due to an increase in experiences bookings, net of cancellations, which exceeded our payments to experience operators. These increases were partially offset by the increase in accounts receivable related to increased billings, reflective of the increasing consumer demand for travel activities during the year, as well as, and to a lesser extent, a decrease in non-cash items of $30 million which was primarily due to a decrease in stock-based compensation expense and depreciation and amortization, partially offset by a decrease in deferred income tax benefits.

Net cash used in investing activities for the year ended December 31, 2022 decreased by $2 million when compared to the same period in 2021, as capital expenditures by the Company were materially consistent in both fiscal years.

Net cash provided by financing activities for the year ended December 31, 2022 decreased by $290 million when compared to the same period in 2021, primarily due to proceeds received from the issuance of our 2026 Senior Notes of $340 million, net of financing costs, partially offset by payments of $35 million for the Capped Calls in connection with our 2026 Senior Notes during the first quarter of 2021, both of which did not reoccur during the year ended December 31, 2022, and to a lesser extent, cash received for stock option exercises of $8 million during the year ended December 31, 2021, partially offset by a decrease in payment of withholding taxes on net share settlements of equity awards of $24 million during the year ended December 31, 2022 when compared to the same period in 2021.

The following table summarizes our current and long-term material cash requirements, both accrued and off-balance sheet, as of December 31, 2022:

			By Period		
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
			(in millions)		
2025 Senior Notes (1)	$ 500	$ —	$ 500	$ —	$ —
Expected interest payments on 2025 Senior Notes (2)	90	35	55	—	—
2026 Senior Notes (3)	345	—	—	345	—
Expected interest payments on 2026 Senior Notes (4)	3	1	2	—	—
Finance lease obligations (5)	76	9	19	20	28
Operating lease obligations (6)	30	15	12	3	—
Expected commitment fee payments on Credit Facility (7)	3	2	1	—	—
Purchase obligations and other (8)	39	21	16	1	1
Total (9)(10)	$ 1,086	$ 83	$ 605	$ 369	$ 29

(1) Represents outstanding principal on our 2025 Senior Notes due July 2025 and assumes that our existing debt is repaid at maturity.
(2) Expected interest payments on our 2025 Senior Notes are based on a fixed interest rate of 7.0%, as of December 31, 2022 and assumes that our existing debt is repaid at maturity.
(3) Represents outstanding principal on our 2026 Senior Notes due April 2026 and assumes that our existing debt is repaid at maturity.
(4) Expected interest payments on our 2026 Senior Notes are based on a fixed interest rate of 0.25%, as of December 31, 2022 and assumes that our existing debt is repaid at maturity.
(5) Estimated future lease payments for our Headquarters Lease in Needham, Massachusetts. These amounts exclude expected rental income under non-cancelable subleases.
(6) Estimated future lease payments for our operating leases, primarily for office space, with non-cancelable lease terms. These amounts exclude expected rental income under non-cancelable subleases.
(7) Expected commitment fee payments are based on the daily unused portion of the Credit Facility, issued letters of credit, and the effective commitment fee rate as of December 31, 2022; however, these variables could change significantly in the future.
(8) Estimated purchase obligations that are fixed and determinable, primarily related to telecommunication and licensing contracts, with various expiration dates through approximately June 2029. These contracts have non-cancelable terms or are cancelable only upon payment of significant penalty. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.
(9) Excluded from the table was $204 million of unrecognized tax benefits, including interest, which is included in other long-term liabilities on our consolidated balance sheet as of December 31, 2022, for which we cannot make a reasonably reliable estimate of the amount and period of payment.
(10) Excluded from the table was $4 million of undrawn standby letters of credit, primarily as security deposits for certain property leases as of December 31, 2022.

As of December 31, 2022, other than the items discussed above, we did not have any off-balance sheet arrangements, that have, or are reasonably likely to have, a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Office Lease Commitments

As of December 31, 2022, we leased approximately 280,000 square feet of office space for our corporate headquarters in Needham, Massachusetts. Our Headquarters Lease, has an expiration date of December 2030, with an option to extend the lease term for two consecutive terms of five years each. We account for our Headquarters Lease as a finance lease as of December 31, 2022.

In addition to our Headquarters Lease, we have contractual obligations in the form of operating leases for office space, in which we lease an aggregate of approximately 400,000 square feet, at approximately 30 other locations across North America, Europe, Asia Pacific and South America, in cities such as New York, London, Sydney, Barcelona, Buenos Aires, and Paris, primarily used for sales offices, subsidiary headquarters, and international management teams, pursuant to leases with various expiration dates, with the latest expiring in July 2027.

Contingencies

In the ordinary course of business, we are party to legal, regulatory and administrative matters, including threats thereof, arising out of or in connection with our operations. These matters may involve claims involving patent and other intellectual property rights (including privacy, alleged infringement of third-party intellectual property rights), tax matters (including value-added, excise, transient occupancy and accommodation taxes), regulatory compliance (including competition, consumer matters and data privacy), defamation and reputational claims. Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred; and (ii) the amount of the loss can be reasonably estimated and is material, we record the estimated loss in our consolidated statements of operations. We provide disclosures in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the consolidated financial statements. We base accruals on the best information available at the time which can be highly subjective. Although occasional adverse decisions or settlements may occur, we do not believe that the final disposition of any of these matters will have a material adverse effect on our business. However, the final outcome of these matters could vary significantly from our estimates. Finally, there may be claims or actions pending or threatened against us of which we are currently not aware and the ultimate disposition of which could have a material adverse effect on us.

We are also under audit by the IRS and various other domestic and foreign tax authorities with regards to income tax and non-income tax matters. We have reserved for potential adjustments to our provision for income taxes that may result from examinations by, or any negotiated agreements with, these tax authorities. Although we believe our tax estimates are reasonable, the final determination of audits could be materially different from our historical income tax provisions and accruals. The results of an audit could have a material effect on our financial position, results of operations, or cash flows in the period for which that determination is made.

By virtue of consolidated income tax returns previously filed with Expedia, we are currently under an IRS audit for the 2009, 2010 and short-period 2011 tax years. We are separately under examination by the IRS for the 2014 through 2016, and 2018 tax years, and have various ongoing audits for foreign and state income tax returns. These audits include questioning the timing and amount of income and deductions and the allocation of income among various tax jurisdictions. These examinations may lead to proposed or ordinary course adjustments to our taxes. We are no longer subject to tax examinations by tax authorities for years prior to 2009. As of December 31, 2022, no material assessments have resulted, except as noted below regarding our 2009, 2010, and 2011 IRS audit with Expedia, our 2014 through 2016 standalone IRS audit, and our 2012 through 2016 HM Revenue & Customs ("HMRC") audit.

In January 2017 and April 2019, as part of the IRS audit of Expedia, we received Notices of Proposed Adjustment from the IRS for the 2009, 2010, and 2011 tax years. Subsequently, in August 2020, we received Notices of Proposed Adjustment from the IRS for the 2014, 2015, and 2016 tax years. The statute of limitation of assessment for all years subject to the Notices of Proposed Adjustment outlined above remain open. These proposed adjustments are related to certain transfer pricing arrangements with our foreign subsidiaries and would result in an increase to our worldwide income tax expense, for the open tax years, in an estimated range of $85 million to $95 million at the close of the audit if the IRS prevails, which includes $20 million to $30 million related to the 2009 through 2011 pre Spin-Off tax years. The estimated ranges take into consideration competent authority relief and transition tax regulations and is exclusive of deferred tax consequences and interest expense, which would be significant. We disagree with the proposed adjustments, and we intend to defend our position through applicable administrative and, if necessary, judicial remedies. Our policy is to review and update tax reserves as facts and circumstances change. Based on our interpretation of the regulations and available case law, we believe the position we have taken with regard to transfer pricing with our foreign subsidiaries is sustainable. In addition to the risk of additional tax for the open years outlined above, if the IRS were to seek transfer pricing adjustments of a similar nature for transactions in subsequent years, we would be subject to significant additional tax liabilities. We have previously requested competent authority assistance under the MAP for open tax years 2009 through 2011 and 2014 through 2016. In January 2023, we received a final notice regarding a MAP settlement for the 2009 through 2011 tax years, which we accepted in February 2023. In the first quarter of 2023, we will record additional tax expense as a discrete item, inclusive of interest, in an estimated range of $25 million to $35 million specifically related to this settlement. This MAP settlement supersedes the Notices of Proposed Adjustment for 2009 through 2011 from the IRS, described above. We will review the impact of the acceptance of this settlement position to our transfer pricing income tax reserves for the subsequent tax years during the first quarter of 2023. Based on this new information received subsequent to year end, adjustments may occur, which could be material.

In January 2021, we received an issue closure notice relating to adjustments for 2012 through 2016 tax years from HMRC. These proposed adjustments are related to certain transfer pricing arrangements with our foreign subsidiaries and would result in an increase to our worldwide income tax expense in an estimated range of $25 million to $35 million, exclusive of interest expense and potential U.S. transition tax adjustments, at the close of the audit if HMRC prevails. We disagree with the proposed adjustments and we intend to defend our position through applicable administrative and, if necessary, judicial remedies. Our policy is to review and update tax reserves as facts and circumstances change. Based on our interpretation of the regulations and available case law, we believe the position we have taken with regard to transfer pricing with our foreign subsidiaries is sustainable.

Over the last several years, the OECD has been working on a Base Erosion and Profit Shifting Project to address the tax challenges arising from digitalization. The OECD/G20 Inclusive Framework has issued various guidelines, policy notes, and proposals that if adopted could result in an overhaul of the international taxation system under which our current tax obligations are determined. In October 2021, more than 130 countries tentatively signed on to a framework, which calls for a minimum tax rate on corporations of 15% and a reallocation of profits from the largest and most profitable businesses to countries where they make sales. The proposed framework, once enacted, envisages new international tax rules and the removal of all digital services taxes. As this framework is subject to further negotiation and implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain. As the OECD/G20 continues to drive toward a consensus framework, several countries which have previously enacted unilateral digital services tax initiatives, such as France, Italy, Spain, and the U.K., will continue to impose these revenue-based taxes until implementation of the consensus framework. During the years ended December 31, 2022, 2021 and 2020, we recorded $9 million, $1 million and $2 million, respectively, of digital service tax to general and administrative expense on our consolidated statement of operations.

Due to the one-time transition tax on the deemed repatriation of undistributed foreign subsidiary earnings and profits in 2017, as a result of the 2017 Tax Act, the majority of previously unremitted earnings have been subjected to U.S. federal income tax. To the extent future distributions from these subsidiaries will be taxable, a deferred tax liability has been accrued which was not material as of December 31, 2022. As of December 31, 2022, $445 million of our cumulative undistributed foreign earnings were no longer considered to be indefinitely reinvested.

Refer to "Note 11: *Income Taxes*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information on potential tax contingencies, including current audits by the IRS and various other domestic and foreign tax authorities, and other income tax and non-income tax matters.

Certain Relationships and Related Party Transactions

For information on our related party transactions, refer to "Note 18: *Related Party Transactions*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements and accompanying notes in accordance with GAAP. Preparation of the consolidated financial statements and accompanying notes requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements as well as revenue and expenses during the periods reported. Management bases its estimates on historical experience, when applicable and other assumptions that it believes are reasonable under the circumstances. Actual results may differ from estimates under different assumptions or conditions.

There are certain critical estimates that we believe require that management use significant judgment and estimates in applying those policies in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

- It requires us to make an assumption because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and/or
- Changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

Refer to "Note 2: *Significant Accounting Policies*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for an overview of our significant accounting policies and any new accounting pronouncements that we have adopted or that we plan to adopt that have had or may have an impact on our financial statements.

A discussion of information about the nature and rationale for our critical accounting estimates is below:

Income Taxes

We record income taxes under the asset and liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted income tax rates expected to be in effect when we realize the underlying items of income and expense. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. As of December 31, 2022, we had a valuation allowance of approximately $114 million related to certain NOL carryforwards and other foreign deferred tax assets for which it is more likely than not, the tax benefit will not be realized. We classify deferred tax assets and liabilities as noncurrent on our consolidated balance sheet. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

We record liabilities to address uncertain tax positions we have taken in previously filed tax returns or that we expect to take in a future tax return. The determination for required liabilities is based upon an analysis of each individual tax position, taking into consideration whether it is more likely than not that our tax position, based on technical merits, will be sustained upon examination. For those positions for which we conclude it is more likely than not it will be sustained, we recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority. The difference between the amount recognized and the total tax position is recorded as a liability. The ultimate resolution of these tax positions may be greater or less than the liabilities recorded.

Refer to "Note 11: *Income Taxes*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K and "Contingencies" above for further information, including certain uncertainties, estimates, and potential contingencies related to ongoing audits regarding income taxes.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Management

Market risk refers to the risk of loss arising from adverse changes in stock prices, interest rates and foreign currency exchange rates. We are exposed to market risks primarily due to our international operations, our ongoing investment and financial activities, as well as changes in economic conditions in all significant markets in which we operate. The risk of loss can be assessed from the perspective of adverse changes in our future earnings, cash flows, fair values of our assets, and financial condition. Our exposure to market risk, at any point in time, may include risks related to any borrowings under the Credit Facility, or outstanding debt related to the 2025 Senior Notes and 2026 Senior Notes, derivative instruments, capped calls, cash and cash equivalents, short-term and long-term marketable securities, if any, accounts receivable, intercompany receivables/payables, accounts payable, deferred merchant payables and other balances and transactions denominated in foreign currencies. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage and attempt to mitigate our exposure to such risks.

For a discussion of market conditions and impacts on our financials resulting from the COVID-19 pandemic, refer to Part I, Item 1A, "*Risk Factors*", Part II, Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations,*" and "Note 1: *Organization* and *Business Description*" in the notes to our consolidated financial statements in Item 8, in this Annual Report on Form 10-K.

Interest Rates

Our primary exposure to changes in interest rates relates primarily to our cash, cash equivalents, investment portfolio at any point in time, 2025 and 2026 Senior Notes, and borrowings, if any, under our existing Credit Facility.

Changes in interest rates affect the amount of interest earned on our cash, cash equivalents, and marketable securities, if any, and the fair value of those securities. Our interest income and expense is most sensitive to fluctuations in U.S. interest rates. We generally invest our excess cash in bank deposits at major global banks, money market funds, and marketable securities. Our investment policy and strategy are focused on preservation of capital and supporting our liquidity requirements. We invest in highly-rated securities, and our investment policy limits the amount of credit exposure to any one issuer. Our investment policy requires our investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss.

As of December 31, 2022 and 2021, respectively, we had no outstanding marketable securities in our investment portfolio, and no outstanding borrowings under our Credit Facility. In July 2020, we issued 2025 Senior Notes with a principal balance of $500 million at a fixed rate of 7.0% and in March 2021, we issued 2026 Senior Notes with a principal balance of $345 million at a fixed rate of 0.25%. As of December 31, 2022, the fair value of our 2025 Senior Notes and 2026 Senior Notes were approximately $498 million and $281 million, respectively, based on recently reported market transactions and prices for identical or similar financial instruments obtained from a third-party pricing source. Since our 2025 Senior Notes and 2026 Senior Notes bear interest at a fixed rate, we are more sensitive to the capital market conditions of our shares than changes in interest rates. The fair value of the 2025 Senior Notes and 2026 Senior Notes will likely change based on the capital market conditions.

Refer to "Note 4: *Financial Instruments and Fair Value Measurements*" and "Note 9: *Debt*" in the notes to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further information on our cash and cash equivalents, investments and other financial instruments, 2026 Senior Notes, 2025 Senior Notes and our Credit Facility.

We currently do not hedge our interest rate risk; however, we are continually evaluating the interest rate market, and if we become increasingly exposed to potentially volatile movements in interest rates, and if these movements are material, this could cause us to adjust our financing strategy. We did not experience material changes in interest rate exposures or any material financial impact from adverse changes in interest rates for the years ended December 31, 2022, 2021 or 2020.

Foreign Currency Exchange Rates

We conduct business in certain international markets, largely in the Europe, including the U.K., and also in countries such as Singapore and Australia. Because we operate in international markets, we have exposure to different economic climates, political arenas, tax systems and regulations that could affect foreign currency exchange rates.

Some of our subsidiaries maintain their accounting records in their respective local currencies other than the U.S. dollar. Consequently, changes in foreign currency exchange rates may impact the translation of those subsidiary's financial statements into U.S. dollars. As a result, we face exposure to adverse movements in foreign currency exchange rates as the financial results of our non-U.S. dollar operations are translated from local currency, or functional currency, into U.S. dollars upon consolidation. If the U.S. dollar weakens against the functional currency, the translation of these foreign currency denominated balances will result in increased net assets, revenue, operating expenses, operating income and net income upon consolidation. Similarly, our net assets, revenue, operating expenses, operating income and net income will decrease upon consolidation if the U.S. dollar strengthens against the functional currency. The effect of foreign currency exchange on our business historically has varied from quarter to quarter and may continue to do so, potentially materially. In order to provide a meaningful assessment of the foreign currency exchange rate risk associated with our consolidated financial statements, we performed a sensitivity analysis. A hypothetical 10% decrease of the foreign currency exchange rates relative to the U.S. dollar, or strengthening of the U.S. dollar, would generate an estimated unrealized loss of approximately $29 million related to a decrease in our net assets as of December 31, 2022, which would initially be recorded to accumulated other comprehensive income (loss) on our consolidated balance sheet.

In addition, foreign currency exchange rate fluctuations on transactions denominated in currencies other than the functional currency result in transactional gains and losses. We recognize these transactional gains and losses (primarily Euro and British pound currency transactions) in our consolidated statement of operations and have recorded net foreign currency exchange losses of $9 million and $6 million for the years ended December 31, 2022 and 2021, respectively, and a net foreign currency exchange gain of $4 million for the year ended December 31, 2020, in "other income (expense), net" on our consolidated statements of operations. Future transactional gains and losses are inherently difficult to predict as they are reliant on how the multiple currencies in which we transact fluctuate in relation to the U.S. dollar and other functional currencies, and the relative composition and denomination of monetary assets and liabilities each period.

We manage our exposure to foreign currency risk through internally established policies and procedures. To the extent practicable, we minimize our foreign currency exposures by maintaining natural hedges between our current assets and current liabilities in similarly denominated foreign currencies, as well as, using derivative financial instruments. We use foreign currency forward exchange contracts ("forward contracts") to manage certain short-term foreign currency risk to try and reduce the effects of fluctuating foreign currency exchange rates on our cash flows denominated in foreign currencies. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives. Our objective is to hedge only those foreign currency exposures that can be confidently identified and quantified and that may result in significant impacts to our cash or the consolidated statement of operations. Our policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures.

The forward contracts which we have entered into to date, have principally addressed foreign currency exchange fluctuation risk between the Euro and the U.S. dollar. We account for these forward contacts, which have not been designated as hedges under GAAP to date, as either assets or liabilities and carry them at fair value. We had outstanding forward contracts as of December 31, 2022 and 2021, with a total net notional value of $18 million and $9 million, respectively. These forward contracts were not designated as hedges and had maturities of less than 90 days. We recognize gains and losses from forward contracts in our consolidated statement of operations upon settlement or a change in fair value, as a result, we recorded net gains of $4 million, $2 million, and $1 million for the years ended December 31, 2022, 2021 and 2020, respectively, in other income (expense), net on our consolidated statements of operations. Refer to "Note 4: *Financial Instruments and Fair Value Measurements*" in the notes to the consolidated financial statements in Item 8 of this Annual Report on Form 10-K for further detail on our derivative instruments.

We expect that we will continue to increase our operations internationally. Our exposure to potentially volatile movements in foreign currency exchange rates will increase as we increase our operations in these international markets. The economic impact to us of foreign currency exchange rate movements is linked to variability in real growth, inflation, interest rates, governmental actions, and other factors. We continue to monitor the current economic environment, including the impact of a potential U.S. recession and increased inflation globally, which has been heightened by the conflict between Russia and Ukraine. These changes, if material, could cause us to adjust our foreign currency risk strategies. Continued uncertainty regarding our international operations and U.K. and E.U. relations may result in future currency exchange rate volatility which may impact our business and results of operations. In addition, the geopolitical tensions resulting from Russia's invasion of Ukraine, including increased cyberattacks, military conflicts and sanctions, may result in additional financial volatility that may adversely affect our results of operations.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Tripadvisor, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Tripadvisor, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 17, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of Audit Evidence over Revenue

As discussed in Notes 2 and 3 to the consolidated financial statements, and disclosed in the consolidated statements of operations, the Company had $1,492 million in revenue, net of intersegment revenue of $93 million, for the year ended December 31, 2022, of which $966 million was Tripadvisor Core related, $493 million was Viator related and $126 million was TheFork related. Each of these categories of revenue has multiple revenue streams and the Company's processes and information technology (IT) systems differ between each revenue stream.

We identified the evaluation of sufficiency of audit evidence over revenue as a critical audit matter. This matter required especially subjective auditor judgment due to the number of revenue streams and the related IT applications utilized throughout the revenue recognition processes. Subjective auditor judgment was required to evaluate that relevant revenue data was captured and aggregated throughout these various IT applications. This matter also included determining the revenue streams over which procedures would be performed and evaluating the nature and extent of evidence obtained over each revenue stream, both of which included the involvement of IT professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue. For each revenue stream where procedures were performed:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to accurate recording of amounts.

- For certain revenue streams, we assessed the recorded revenue by selecting a sample of transactions and compared the amounts recognized for consistency with underlying documentation, including evidence of contracts with customers.

- For certain revenue streams, we assessed the recorded revenue by comparing the total cash received during the year to the revenue recognized, including evaluating the relevance and reliability of the inputs to the assessment.

We involved IT professionals with specialized skills and knowledge, who assisted in:

- Testing certain IT applications used by the Company in its revenue recognition processes.

- Testing the transfer of relevant revenue data between certain systems used in the revenue recognition processes.

We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Boston, Massachusetts
February 17, 2023

TRIPADVISOR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

	Year ended December 31,		
	2022	**2021**	**2020**
Revenue (Note 3)	$ 1,492	$ 902	$ 604
Costs and expenses:			
Cost of revenue (1) (exclusive of depreciation and amortization as shown separately below)	116	74	55
Selling and marketing (1)	784	469	316
Technology and content (1)	222	212	220
General and administrative (1)	172	167	173
Depreciation and amortization	97	111	125
Impairment of goodwill (Note 7)	—	—	3
Restructuring and other related reorganization costs (Note 1)	—	—	41
Total costs and expenses	1,391	1,033	933
Operating income (loss)	101	(131)	(329)
Other income (expense):			
Interest expense	(44)	(45)	(35)
Interest income	15	1	3
Other income (expense), net (Note 17)	(5)	(10)	(8)
Total other income (expense), net	(34)	(54)	(40)
Income (loss) before income taxes	67	(185)	(369)
(Provision) benefit for income taxes (Note 11)	(47)	37	80
Net income (loss)	$ 20	$ (148)	$ (289)
Earnings (loss) per share attributable to common stockholders (Note 16):			
Basic	$ 0.14	$ (1.08)	$ (2.14)
Diluted	$ 0.14	$ (1.08)	$ (2.14)
Numerator used to compute net income (loss) per share attributable to common stockholders (Note 16):			
Basic	$ 20	$ (148)	$ (289)
Diluted	$ 21	$ (148)	$ (289)
Weighted average common shares outstanding (Note 16):			
Basic	140	137	135
Diluted	146	137	135
(1) Includes stock-based compensation expense as follows (Note 14):			
Cost of revenue	$ 1	$ 1	$ 1
Selling and marketing	$ 12	$ 16	$ 16
Technology and content	$ 36	$ 46	$ 44
General and administrative	$ 39	$ 57	$ 48

The accompanying notes are an integral part of these consolidated financial statements.

TRIPADVISOR, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Year ended December 31,		
	2022	**2021**	**2020**
Net income (loss)	$ 20	$ (148)	$ (289)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments, net of tax (1)	(27)	(24)	28
Reclassification adjustments included in net income (loss), net of tax	1	2	1
Total other comprehensive income (loss), net of tax	(26)	(22)	29
Comprehensive income (loss)	$ (6)	$ (170)	$ (260)

(1) Deferred income tax liabilities related to these amounts are not material. Refer to "Note 11: *Income Taxes*" for further information.

The accompanying notes are an integral part of these consolidated financial statements.

TRIPADVISOR, INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except number of shares and per share amounts)

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash and cash equivalents (Note 4)	$ 1,021	$ 723
Accounts receivable and contract assets, net of allowance for credit losses of $28 and $28, respectively (Note 2, Note 3)	205	142
Income taxes receivable (Note 11)	—	49
Prepaid expenses and other current assets	44	26
Total current assets	1,270	940
Property and equipment, net (Note 5, Note 6)	194	215
Operating lease right-of-use assets (Note 6)	27	42
Intangible assets, net (Note 7)	51	65
Goodwill (Note 7)	822	843
Non-marketable investments (Note 4)	34	36
Deferred income taxes, net (Note 11)	78	54
Other long-term assets, net of allowance for credit losses of $10 and $10, respectively	93	94
TOTAL ASSETS	$ 2,569	$ 2,289
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 39	$ 27
Deferred merchant payables (Note 2)	203	113
Deferred revenue (Note 3)	44	36
Accrued expenses and other current liabilities (Note 8)	247	181
Total current liabilities	533	357
Long-term debt (Note 9)	836	833
Finance lease obligation, net of current portion (Note 6)	58	65
Operating lease liabilities, net of current portion (Note 6)	15	29
Deferred income taxes, net (Note 11)	1	1
Other long-term liabilities (Note 10)	265	215
Total Liabilities	1,708	1,500
Commitments and contingencies (Note 12)		
Stockholders' equity: (Note 15)		
Preferred stock, $0.001 par value	—	—
Authorized shares: 100,000,000		
Shares issued and outstanding: 0 and 0, respectively		
Common stock, $0.001 par value	—	—
Authorized shares: 1,600,000,000		
Shares issued: 146,891,538 and 144,656,649, respectively		
Shares outstanding: 128,046,924 and 125,812,035, respectively		
Class B common stock, $0.001 par value	—	—
Authorized shares: 400,000,000		
Shares issued and outstanding: 12,799,999 and 12,799,999, respectively		
Additional paid-in capital	1,404	1,326
Retained earnings	261	241
Accumulated other comprehensive income (loss)	(82)	(56)
Treasury stock-common stock, at cost, 18,844,614 and 18,844,614 shares, respectively	(722)	(722)
Total Stockholders' Equity	861	789
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,569	$ 2,289

The accompanying notes are an integral part of these consolidated financial statements.

TRIPADVISOR, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in millions, except number of shares and per share amounts)

	Common stock		Class B common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock		Total
	Shares	Amount	Shares	Amount				Shares	Amount	
Balance as of December 31, 2019	**138,698,307**	**$ —**	**12,799,999**	**$ —**	**$ 1,150**	**$ 681**	**$ (63)**	**(14,116,534)**	**$ (607)**	**$ 1,161**
Net income (loss)						(289)				(289)
Cumulative effect adjustment from adoption of new accounting guidance						(3)				(3)
Other comprehensive income (loss), net of tax							29			29
Issuance of common stock related to exercise of options and vesting of RSUs	2,076,914	—			—					—
Repurchase of common stock (Note 15)								(4,707,450)	(115)	(115)
Withholding taxes on net share settlements of equity awards					(21)					(21)
Stock-based compensation (Note 14)					124					124
Other								(20,630)		
Balance as of December 31, 2020	**140,775,221**	**$ —**	**12,799,999**	**$ —**	**$ 1,253**	**$ 389**	**$ (34)**	**(18,844,614)**	**$ (722)**	**$ 886**
Net income (loss)						(148)				(148)
Other comprehensive income (loss), net of tax							(22)			(22)
Issuance of common stock related to exercise of options and vesting of RSUs	3,881,428	—			8					8
Purchase of capped calls, net of tax of $9 million (Note 9)					(26)					(26)
Withholding taxes on net share settlements of equity awards					(44)					(44)
Stock-based compensation (Note 14)					135					135
Balance as of December 31, 2021	**144,656,649**	**$ —**	**12,799,999**	**$ —**	**$ 1,326**	**$ 241**	**$ (56)**	**(18,844,614)**	**$ (722)**	**$ 789**
Net income (loss)						20				20
Other comprehensive income (loss), net of tax							(26)			(26)
Issuance of common stock related to exercise of options and vesting of RSUs	2,234,889	—			—					—
Withholding taxes on net share settlements of equity awards					(20)					(20)
Stock-based compensation (Note 14)					98					98
Balance as of December 31, 2022	**146,891,538**	**$ —**	**12,799,999**	**$ —**	**$ 1,404**	**$ 261**	**$ (82)**	**(18,844,614)**	**$ (722)**	**$ 861**

The accompanying notes are an integral part of these consolidated financial statements.

TRIPADVISOR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

		Year ended December 31,	
	2022	**2021**	**2020**
Operating activities:			
Net income (loss)	$ 20	$ (148)	$ (289)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	97	111	125
Stock-based compensation expense (Note 14)	88	120	109
Deferred income tax expense (benefit) (Note 11)	(19)	(44)	(1)
Provision for expected credit losses (Note 2)	6	3	17
Impairment of goodwill (Note 7)	—	—	3
Loss on sale/disposal of business (Note 17)	—	—	6
Other, net	7	19	11
Changes in operating assets and liabilities, net of effects from acquisitions and other investments:			
Accounts receivable and contract assets, prepaid expenses and other assets	(87)	(73)	92
Accounts payable, accrued expenses and other liabilities	72	30	(28)
Deferred merchant payables	99	81	(124)
Income tax receivables/payables, net	107	1	(81)
Deferred revenue	10	8	(34)
Net cash provided by (used in) operating activities	400	108	(194)
Investing activities:			
Capital expenditures, including capitalized website development	(56)	(54)	(55)
Acquisitions and other investments, net of cash acquired	—	—	(4)
Other investing activities, net	4	—	3
Net cash provided by (used in) investing activities	(52)	(54)	(56)
Financing activities:			
Repurchase of common stock (Note 15)	—	—	(115)
Proceeds from issuance of 2026 Senior Notes, net of financing costs (Note 9)	—	340	—
Purchase of capped calls in connection with 2026 Senior Notes (Note 9)	—	(35)	—
Proceeds from issuance of 2025 Senior Notes (Note 9)	—	—	500
Payment of financing costs for the issuance of 2025 Senior Notes (Note 9)	—	—	(10)
Proceeds from Credit Facility (Note 9)	—	—	700
Payment of financing costs related to Credit Facility (Note 9)	—	—	(7)
Payments to Credit Facility (Note 9)	—	—	(700)
Proceeds from exercise of stock options (Note 14)	—	8	—
Payment of withholding taxes on net share settlements of equity awards	(20)	(44)	(21)
Payments of finance lease obligation and other financing activities, net (Note 6)	(7)	(6)	(6)
Net cash provided by (used in) financing activities	(27)	263	341
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(23)	(12)	8
Net increase (decrease) in cash, cash equivalents and restricted cash	298	305	99
Cash, cash equivalents and restricted cash at beginning of period	723	418	319
Cash, cash equivalents and restricted cash at end of period	$ 1,021	$ 723	$ 418
Supplemental disclosure of cash flow information:			
Cash paid (received) during the period for income taxes, net of refunds	$ (40)	$ 5	$ 3
Cash paid during the period for interest	$ 40	$ 43	$ 13
Supplemental disclosure of non-cash investing and financing activities:			
Stock-based compensation capitalized website development costs (Note 14)	$ 10	$ 13	$ 15

The accompanying notes are an integral part of these consolidated financial statements.

TRIPADVISOR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND BUSINESS DESCRIPTION

We refer to Tripadvisor, Inc. and our wholly-owned subsidiaries as "Tripadvisor," "Tripadvisor group," "the Company," "us," "we" and "our" in these notes to the consolidated financial statements.

On December 20, 2011, Expedia Group, Inc. ("Expedia") completed a spin-off of Tripadvisor into a separate publicly traded Delaware corporation. We refer to this transaction as the "Spin-Off." Tripadvisor's common stock began trading on The Nasdaq as an independent public company on December 21, 2011, under the trading symbol "TRIP."

On December 11, 2012, Liberty Interactive Corporation, or Liberty, purchased an aggregate of approximately 4.8 million shares of common stock of Tripadvisor from Barry Diller, our former Chairman of the Board of Directors and Senior Executive, and certain of his affiliates. As a result, Liberty beneficially owned approximately 18.2 million shares of our common stock and 12.8 million shares of our Class B common stock.

On August 27, 2014, the entire beneficial ownership of our common stock and Class B common stock held by Liberty was acquired by Liberty TripAdvisor Holdings, Inc., or LTRIP. Simultaneously, Liberty, LTRIP's former parent company, distributed, by means of a dividend, to the holders of its Liberty Ventures common stock, Liberty's entire equity interest in LTRIP. We refer to this transaction as the "Liberty Spin-Off". As a result of the Liberty Spin-Off, effective August 27, 2014, LTRIP became a separate, publicly traded company holding 100% of Liberty's interest in Tripadvisor.

As a result of these transactions, and as of December 31, 2022, LTRIP beneficially owned approximately 16.4 million shares of our common stock and 12.8 million shares of our Class B common stock, which constitute nearly 13% of the outstanding shares of common stock and 100% of the outstanding shares of Class B common stock. Assuming the conversion of all of LTRIP's shares of Class B common stock into common stock, LTRIP would beneficially own nearly 21% of the outstanding common stock. Because each share of Class B common stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, LTRIP may be deemed to beneficially own equity securities representing approximately 56% of our voting power.

Description of Business

The Tripadvisor group operates as a family of brands with a purpose of connecting people to experiences worth sharing. Our vision is to be the world's most trusted source for travel and experiences. The Company operates across three reportable segments: Tripadvisor Core, Viator, and TheFork. We leverage our brands, technology platforms, and capabilities to connect our large, global audience with partners by offering rich content, travel guidance products and services, and two-sided marketplaces for experiences, accommodations, restaurants, and other travel categories.

Tripadvisor Core's purpose is to empower everyone to be a better traveler by serving as the world's most trusted and essential travel guidance platform. The Tripadvisor brand offers travelers and experience seekers an online global platform for travelers to discover, generate, and share authentic user-generated content ("UGC") in the form of ratings and reviews for destinations, points-of-interest ("POIs"), experiences, accommodations, restaurants, and cruises in over 40 countries and over 20 languages across the world. As of December 31, 2022, Tripadvisor offered more than 1 billion user-generated ratings and reviews on nearly 8 million experiences, accommodations, restaurants, airlines, and cruises.

Viator enables travelers to discover and book iconic, unique and memorable experiences from experience operators around the globe. Our online marketplace is comprehensive, connecting travelers to bookable tours, activities and attractions—consisting of over 300,000 experiences from more than 50,000 operators as of December 31, 2022.

TheFork provides an online marketplace that enables diners to discover and book online reservations at more than 55,000 restaurants in 12 countries, as of December 31, 2022, across the UK, western and central Europe, and Australia.

Risks and Uncertainties

In December 2019, a novel strain of coronavirus ("COVID-19") was reported in Wuhan, China, and on March 11, 2020 was declared a global pandemic. COVID-19 caused material and adverse declines in consumer demand within the travel, hospitality, restaurant, and leisure industry. The pandemic's proliferation, concurrent with travel bans, varying levels of governmental restrictions and mandates globally to limit the spread of the virus, dampened consumer demand for our products and services, and impacted consumer sentiment and discretionary spending patterns. Consequently, the COVID-19 pandemic adversely and materially affected our business, results of operations, liquidity and financial condition during the years ended December 31, 2021 and 2020. In 2022, we generally experienced a travel demand recovery fueled by the continued easing of government restrictions globally and increased consumer travel demand.

During the year ended December 31, 2020, in response to the COVID-19 pandemic, we took several steps to further strengthen our financial position and balance sheet including but not limited to, restructuring activities, primarily by significantly reducing our ongoing operating expenses and headcount. During the year ended December 31, 2020, the Company incurred total restructuring and other related reorganization costs of $41 million which consisted of employee severance and related benefits. In addition, in order to maintain financial liquidity and flexibility during this time period, the Company (i) borrowed $700 million from our Credit Facility in the first quarter of 2020 (subsequently repaid during the third quarter of 2020); (ii) amended our Credit Agreement, which included short-term financial covenant relief and the extension of the maturity date from May 12, 2022 to May 12, 2024; and (iii) raised additional financing through the issuance of $500 million in Senior Notes by the Company in July 2020, all which are described in more detail in "Note 9: *Debt*".

We may continue to be subject to risks and uncertainties related to the COVID-19 pandemic. We believe the travel, leisure, hospitality, and restaurant industries, and our financial results, would be adversely and materially affected upon a resurgence of existing COVID-19 variants (e.g., Delta, Omicron, and BA.5) or if new variants emerge, which result in reinstated travel bans and/or other government restrictions and mandates, all of which would likely negatively impact consumer demand, sentiment and discretionary spending patterns.

Additionally, other distinct health-related events, political instability, geopolitical conflicts, acts of terrorism, fluctuations in currency values, changes in global economic conditions, including the impact of a potential U.S. recession, and increased inflation, are examples of other events that could have a negative impact on the travel industry, and as a result, our financial results in the future.

Seasonality

Consumers' travel expenditures have historically followed a seasonal pattern. Correspondingly, travel partner advertising investments, and therefore our revenue and operating profits, have also historically followed a seasonal pattern. Our financial performance tends to be seasonally highest in the second and third quarters of a given year, which includes the seasonal peak in consumer demand, including traveler accommodation stays, and travel experiences taken, compared to the first and fourth quarters, which represent seasonal low points. In addition, during the first half of the year, experience bookings typically exceed the amount of completed experiences, resulting in higher cash flow related to working capital, while during the second half of the year, particularly in the third quarter, this pattern reverses and cash flows from these transactions are typically negative.

Certain factors may impact our typical seasonal fluctuations, which may include any significant shifts in our business mix or adverse economic conditions that could result in future seasonal patterns that are different from historical trends. For example, the negative impact to our business from COVID-19 materially affected our historical trends at varying levels during the years ended December 31, 2021 and 2020, while these trends significantly improved during the year ended December 31, 2022, resulting in increased revenues, and working capital and operating cash flow more akin to typical historical seasonality trends.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include Tripadvisor, our wholly-owned subsidiaries, and entities we control, or in which we have a variable interest and are the primary beneficiary of expected cash profits or losses. All inter-company accounts and transactions have been eliminated in consolidation. Additionally, certain prior period amounts may have been reclassified for comparability with the current period presentation, none of which were material. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). We believe that the assumptions underlying our consolidated financial statements are reasonable. However, these consolidated financial statements do not present our future financial position, or the results of our future operations and cash flows.

One of our subsidiaries that operates in China has variable interests in affiliated entities in China in order to comply with Chinese laws and regulations, which restrict foreign investment in internet content provision businesses. Although we do not own the capital stock of these Chinese affiliates, we consolidate their results as we are the primary beneficiary of the cash losses or profits of these variable interest affiliates and have the power to direct the activity of these affiliates. Our variable interest entities' financial results were not material for all periods presented. Investments in entities in which we do not have a controlling financial interest are accounted for under the equity method, the fair value option, as available-for-sale securities, or at cost adjusted for observable price changes and impairments, as appropriate.

Accounting Estimates

We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with GAAP. Our estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates. The significant estimate underlying our consolidated financial statements is accounting for income taxes. Refer to our accounting policy for income taxes disclosed below and "Note 11: *Income Taxes*" for information regarding our significant income tax estimates.

Revenue Recognition

Refer to "Note 3: *Revenue Recognition*" for a discussion about our revenue recognition policies and other financial disclosures.

Cost of Revenue

Cost of revenue consists of expenses that are directly related or closely correlated to revenue generation, including direct costs, such as credit card and other booking transaction payment fees, data center costs, costs associated with prepaid tour tickets, ad serving fees, flight search fees, and other transaction costs. In addition, cost of revenue includes personnel and overhead expenses, including salaries, benefits, stock-based compensation and bonuses for certain customer support personnel who are directly involved in revenue generation.

Selling and Marketing

Selling and marketing expenses consist of direct costs, including traffic generation costs from SEM and other online traffic acquisition costs, syndication costs and affiliate marketing commissions, social media costs, brand advertising (including television and other offline advertising), promotions and public relations. In addition, our selling and marketing expenses consist of indirect costs such as personnel and overhead expenses, including salaries, commissions, benefits, stock-based compensation, and bonuses for sales, sales support, customer support and marketing employees.

Advertising costs

We incur advertising costs, consisting of online advertising expense, primarily SEM and other online traffic costs, and offline advertising costs, including television, to promote our brands. We expense the costs associated with communicating the advertisements in the period in which the advertisement takes place. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. For the years ended December 31, 2022, 2021 and 2020, we recorded advertising expense of $572 million, $282 million, and $118 million, respectively, in selling and marketing expense on our consolidated statements of operations. We include prepaid advertising expenses in prepaid expenses and other current assets on our consolidated balance sheet, which was not material as of December 31, 2022 and 2021.

Technology and Content

Technology and content expenses consist primarily of personnel and overhead expenses, including salaries and benefits, stock-based compensation expense, and bonuses for salaried employees and contractors engaged in the design, development, testing, content support, and maintenance of our platform. Other costs include licensing, maintenance expense, computer supplies, telecom costs, content translation and localization costs, and consulting costs.

General and Administrative

General and administrative expenses consist primarily of personnel and related overhead costs, including personnel engaged in leadership, finance, legal, and human resources, as well as stock-based compensation expense for those same personnel. General and administrative costs also include professional service fees and other fees including audit, legal, tax and accounting, and other operating costs including bad debt expense, non-income taxes, such as sales, use, digital services, and other non-income related taxes.

Stock-Based Compensation

Stock Options. Our employee stock options generally consist of service based awards. The exercise price is equal to the market price of the underlying shares of our common stock at the date of grant. In this regard, when granting stock option awards, our practice is to determine the applicable grant date and to specify that the exercise price shall be the closing price of our common stock on the date of grant. Our stock options generally have a term of ten years from the date of grant and typically vest equally over a four-year requisite service period. We amortize the grant-date fair value of our stock option grants as stock-based compensation expense over the vesting term on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date.

The estimated grant-date fair value of stock options is calculated using a Black-Scholes Merton option-pricing model ("Black-Scholes model"). The Black-Scholes model incorporates assumptions to fair value stock-based awards, which includes the risk-free rate of return, expected volatility, expected term, and expected dividend yield. Our risk-free interest rate is based on the yields currently available on zero-coupon U.S. Treasury issues, in effect at the time of the grant, whose remaining maturity period most closely approximates the stock option's expected term assumption. Our expected volatility is calculated by equally weighting the historical volatility and implied volatility on our own common stock. Historical volatility is determined using actual daily price observations of our common stock price over a period equivalent to or approximate to the expected term of our stock option grants to date. Implied volatility represents the volatility calculated from the observed prices of our actively traded options on our common stock. When measuring implied volatility for a specific employee stock option grant, we generally rely on traded contracts with six month maturities or more and exercise prices approximately equal to the exercise price of the specific option grant. We estimate our expected term using historical exercise behavior and expected post-vest termination data. Our expected dividend yield is zero as we have not historically paid regular cash dividends on our common stock and do not expect to pay regular cash dividends for the foreseeable future.

Restricted Stock Units. Restricted stock units ("RSUs") are stock awards that are granted to employees entitling the holder to shares of our common stock as the award vests. RSUs are measured at fair value based on the quoted price of our common stock at the date of grant. We amortize the fair value of RSUs as stock-based compensation expense over the vesting term, which is typically over a four-year requisite service period on a straight-line basis, with the amount of compensation expense recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date.

Performance-Based Awards. Performance-based stock options and RSUs vest upon achievement of certain company-based performance conditions and a requisite service period. On the date of grant, the fair value of a performance-based award is calculated using the same method as our service based stock options and RSUs described above. We then assess whether it is probable that the individual performance targets would be achieved. If assessed as probable, compensation expense will be recorded for these awards over the estimated performance period. At each reporting period, we reassess the probability of achieving the performance targets and the performance period required to meet those targets. The estimation of whether the performance targets will be achieved and the performance period required to achieve the targets requires judgment, and to the extent actual results or updated estimates differ from our current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized or merely affects the period over which compensation cost is to be recognized. The ultimate number of shares issued and the related compensation expense recognized will be based on a comparison of the final performance metrics to the specified targets.

Market-Based Awards. We issue market-based performance RSUs, or MSUs, which vest upon achievement of specified levels of market conditions. The fair value of our MSUs is estimated at the date of grant using a Monte-Carlo simulation model. The probabilities of the actual number of market-based performance units expected to vest and resultant actual number of shares of common stock expected to be awarded are reflected in the grant date fair values; therefore, the compensation expense for these awards will be recognized assuming the requisite service period is rendered and are not adjusted based on the actual number of awards that ultimately vest.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value. The Company accounts for forfeitures in the period in which they occur, rather than estimating expected forfeitures.

Income Taxes

We record income taxes under the asset and liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted income tax rates expected to be in effect when we realize the underlying items of income and expense. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates. We classify deferred tax assets and liabilities as noncurrent on our consolidated balance sheet.

We record liabilities to address uncertain tax positions we have taken in previously filed tax returns or that we expect to take in a future tax return. The determination for required liabilities is based upon an analysis of each individual tax position, taking into consideration whether it is more likely than not that our tax position, based on technical merits, will be sustained upon examination.

Cash, Cash Equivalents, Restricted Cash and Marketable Securities

Our cash consists of bank deposits held in global financial institutions. Our cash equivalents generally consist of highly liquid investments, generally including money market funds, available on demand cash deposits, term deposits, and marketable securities, with maturities of 90 days or less at the date of purchase.

For all periods presented, our restricted cash, which primarily consists of escrowed security deposits, was not material and is included in prepaid expenses and other current assets on our consolidated balance sheet.

We classify marketable securities as either short-term or long-term based on each instrument's underlying contractual maturity date and as to whether and when we intend to sell a particular security prior to its maturity date. Marketable securities with maturities greater than 90 days at the date of purchase and 12 months or less remaining at the balance sheet date will be classified as short-term and marketable securities with maturities greater than 12 months from the balance sheet date will generally be classified as long-term. We classify marketable equity securities, limited by policy to money market funds and mutual funds, as either a cash equivalent, short-term or long-term based on the nature of each security and its availability for use in current operations.

Our marketable securities are classified and accounted for as available-for-sale, and therefore are carried at fair value, with unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income (loss) as a component of stockholders' equity. Fair values are determined for each individual security in the investment portfolio. We determine the appropriate classification of our marketable securities at the time of purchase and reevaluate the designations at each balance sheet date. We invest in highly-rated securities, and our investment policy limits the amount of credit exposure to any one issuer, industry group and currency. The policy requires investments to be investment grade, with the primary objective of minimizing the potential risk of principal loss and providing liquidity of investments sufficient to meet our operating and capital spending requirements and debt repayments. Realized gains and losses on the sale of marketable securities are determined by specific identification of each security's cost basis. We may sell certain of our marketable securities prior to their stated maturities for strategic reasons including, but not limited to, anticipation of credit deterioration, liquidity, and duration management. The weighted average maturity of our total invested cash shall not exceed 18 months, and no security shall have a final maturity date greater than three years, according to our investment policy.

We continually review any available-for-sale securities to determine whether their fair value is below their carrying value. If the fair value of an available-for-sale security is below their carrying value, and either we intend to sell the security or we will be required to sell before recovery, then the difference between fair value and carrying value is recognized as a loss in other income (expense), net on our consolidated statements of operations. If we do not intend to sell and we will not be required to sell before recovery, then we analyze whether a portion of the unrealized loss is the result of a credit loss. When a portion of the unrealized loss is the result of a credit loss, we recognize an allowance for credit losses on our consolidated balance sheet and a corresponding loss in other income (expense), net on our consolidated statements of operations. Any portion of the unrealized loss on the available-for-sale securities that is not attributable to a credit loss would be recognized as an unrealized loss in accumulated other comprehensive income (loss) within our consolidated statements of changes in stockholders' equity.

The Company's investment portfolio at any point in time may contain various investments, including, in U.S. treasury and U.S. government agency securities, taxable and tax-exempt municipal notes, corporate notes and bonds, commercial paper, non-U.S. government agency securities, overnight demand deposits, and money market funds. The Company segments its portfolio based on the underlying risk profiles of the securities and has a zero loss expectation for U.S. treasury and U.S. government agency securities. The Company regularly reviews the securities in an unrealized loss position and evaluates the expected credit loss risk by considering factors such as historical experience, market data, issuer-specific factors, and current economic conditions. As of December 31, 2022 and 2021, the Company had no available-for-sale securities.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recognized when the right to consideration becomes unconditional and are recorded net of an allowance for credit losses. We record accounts receivable at the invoiced amount. Our customer invoices are generally due 30 days from the time of invoicing. The Company uses the "expected credit loss" methodology, allowed under GAAP, in estimating its allowance for credit losses. We apply the "expected credit loss" methodology by first assessing our historical losses based on credit sales and then adding in an assessment of expected changes in the foreseeable future, whether positive or negative, to the Company's ability to collect its outstanding accounts receivables, or the expectation for future losses. The Company develops its expectation for future losses by assessing the profiles of its customers using their historical payment patterns, any known changes to those customers' ability to fulfill their payment obligations, and assessing broader economic conditions that may impact our customers' ability to pay their obligations. Where appropriate, the Company performs this analysis using a portfolio approach. Portfolios comprise customers with similar characteristics and payment history, and we have concluded that the aggregation of these customers into various portfolios does not produce a result that is materially different from considering the affected customers individually. Customers are assigned internal credit ratings, as determined by the Company, based on our collection profiles. Customers whose outstanding obligations are less likely to experience a credit loss are assigned a higher internal credit rating, and those customers whose outstanding obligations are more likely to experience a credit loss are assigned a lower credit rating. We recognize a greater credit loss allowance on the accounts receivable due from those customers in the lower credit tranche, as determined by the Company. When the Company becomes aware of facts and circumstances affecting an individual customer, it also takes that specific customer information into account as part of its calculation of expected credit losses.

The Company's exposure to credit losses may increase if our customers are adversely affected by changes in macroeconomic pressures or uncertainty associated with local or global economic recessions, or other customer-specific factors.

The following table presents the changes in our allowance for credit losses for the periods presented:

| | December 31, | | |
	2022	2021	2020
	(in millions)		
Allowance for credit losses:			
Balance, beginning of period	$ 28	$ 33	$ 25
Provision charged to expense	6	3	17
Write-offs, net of recoveries and other adjustments	(6)	(8)	(9)
Balance, end of period	$ 28	$ 28	$ 33

Property and Equipment

We record property and equipment at cost, net of accumulated depreciation. We capitalize certain costs incurred during the application development stage related to the development of websites and internal use software when it is probable the project will be completed and the software will be used as intended. Capitalized costs include internal and external costs, if direct and incremental, and deemed by management to be significant. We expense costs related to the planning and post-implementation phases of website development as these costs are incurred. Maintenance and enhancement costs (including those costs in the post-implementation stages) are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software resulting in added functionality, in which case the costs are capitalized.

We compute depreciation using the straight-line method over the estimated useful lives of the assets, which is three to five years for computer equipment, capitalized website development, office furniture and other equipment. We depreciate leasehold improvements using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease.

Leases

We lease office space in a number of countries around the world, generally under non-cancelable operating lease agreements. Our Headquarters Lease is our most significant office space lease and is accounted for as a finance lease under GAAP. The Company has also entered into data center and certain equipment leases, such as network equipment and other leases, which are not material to our consolidated financial statements. Refer to "Note 6: *Leases*" for a discussion of our lease accounting policy and other required financial disclosures.

Non-Marketable Equity Investments

We account for non-marketable equity investments through which we exercise significant influence but do not have control over the investee under the equity method. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the investment as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee. In the event we are unable to obtain accurate financial information from the investee in a timely manner, we record our share of earnings or losses of such equity investment on a lag.

Non-marketable equity investments that are not accounted for under the equity method and that do not have a readily determinable fair value are accounted for under the measurement alternative, allowed under GAAP. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. We classify our non-marketable equity investments as long-term assets on our consolidated balance sheet as those investments do not have stated contractual maturity dates.

On a quarterly basis, we perform a qualitative assessment considering impairment indicators, if any, to evaluate whether these investments are impaired. Qualitative factors considered include industry and market conditions, financial performance, business prospects, and other relevant events and factors. When indicators of impairment exist, we prepare a quantitative assessment of the fair value of our equity investments, which may include using both the market and income approaches which require judgment and the use of estimates, including discount rates, investee revenues and costs, and available comparable market data of private and public companies, among others. When our assessment indicates that an impairment exists, we measure our non-marketable equity investments at fair value.

Valuations of such privately-held companies are inherently complex and uncertain due to the lack of liquid market for such company's securities. In addition, such investments are inherently risky in that such companies are typically at an early stage of development, may have no or limited revenues, may not be or may never become profitable, may not be able to secure additional funding or their technologies, services or products may not be successfully developed or introduced into the market.

Business Combinations

We account for acquired businesses using the acquisition method of accounting which requires that tangible assets and identifiable intangible assets acquired and assumed liabilities be recorded at the date of acquisition at their respective fair values. Any excess purchase price over the estimated fair value of the net tangible and intangible assets acquired is allocated to goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets may include but are not limited to future expected cash flows from customer and supplier relationships, acquired technology and trade names from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Valuations are performed by management or third-party valuation specialists under management's supervision, where appropriate. Any changes to provisional amounts identified during the measurement period, calculated as if the accounting had been completed as of the acquisition date, are recognized in the consolidated financial statements in the reporting period in which the adjustment amounts are determined.

Goodwill and Intangible Assets

Goodwill

We assess goodwill, which is not amortized, for impairment annually during the fourth quarter, or more frequently, if events and circumstances indicate impairment may have occurred. We test goodwill for impairment at the reporting unit level. Goodwill is assigned to reporting units that are expected to benefit from the synergies of the business combination in which such goodwill was generated as of the acquisition date. We evaluate our reporting units when changes in our operating structure occur, and if necessary, reassign goodwill using a relative fair value allocation approach. Once goodwill has been allocated to the reporting units, it no longer retains its identification with a particular acquisition and becomes identified with the reporting unit in its entirety. Accordingly, the fair value of the reporting unit as a whole is available to support the recoverability of its goodwill.

The Company has the option to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In the evaluation of goodwill for impairment, we generally first perform a qualitative assessment to determine whether it is more likely than not (i.e., a likelihood of more than 50%) that the estimated fair value of the reporting unit is less than the carrying amount. Periodically, we may choose to forgo the initial qualitative assessment and proceed directly to a quantitative analysis to assist in our annual evaluation. When assessing goodwill for impairment, our decision to perform a qualitative impairment assessment for an individual reporting unit in a given year is influenced by a number of factors, including, but not limited to the size of the reporting unit's goodwill, the significance of the excess of the reporting unit's estimated fair value over carrying value at the last quantitative assessment date, the amount of time in between quantitative fair value assessments from the date of acquisition or to establish an updated baseline quantitative analysis, and other performance and market indicators. During a qualitative assessment, if we determine that it is not more likely than not that the implied fair value of the goodwill is less than its carrying amount, no further testing is necessary. If, however, we determine that it is more likely than not that the implied fair value of the goodwill is less than its carrying amount, we then perform a quantitative assessment and compare the estimated fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its estimated fair value, the goodwill impairment is measured using the difference between the carrying value and the fair value of the reporting unit; however, any loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit.

In determining the estimated fair values of reporting units in a quantitative goodwill impairment test, we generally use a blend, of the following recognized valuation methods: the income approach (i.e. discounted cash flows model) and the market valuation approach, which we believe compensates for the inherent risks of using either model on a stand-alone basis. The discounted cash flows model indicates the fair value of the reporting units based on the present value of the cash flows that we expect the reporting units to generate in the future. Our significant estimates in the discounted cash flows model include: weighted average cost of capital; long-term rate of growth and profitability of the reporting unit; income tax rates and working capital effects. The market valuation approach indicates the fair value of the business based on a comparison to comparable publicly traded firms in similar lines of business and other precedent transactions. Our significant estimates in the market valuation approach model include identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment and assessing comparable revenue and/or income multiples in estimating the fair value of the reporting units. Valuations are performed by management or third-party valuation specialists under management's supervision, where appropriate. We believe that the estimated fair values assigned to our reporting units in impairment tests are based on reasonable assumptions that marketplace participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates. The use of substantially different assumptions, estimates or judgments could trigger the need for an impairment charge, or materially increase or decrease the amount of any such impairment charge.

During the second quarter of 2022, subsequent to our annual impairment test in the fourth quarter of 2021, the composition of our reportable segments was changed, as discussed in "Note 19: *Segment and Geographic Information*." Following the change in reportable segments, our new reporting units for the purposes of goodwill impairment testing are as follows: (1) Tripadvisor Core, (2) Viator (formerly Experiences), and (3) TheFork. The Tripadvisor Core reporting unit includes the operations of the following legacy reporting units (including the carrying value of their related goodwill): Hotels, Media & Platform, Rentals, Flights & Car, Cruises, and Tripadvisor Restaurants. As a result of this reporting unit change, we performed a qualitative assessment on our legacy reporting units prior to operationalizing the new segment reporting structure and determined that it was more likely than not that the fair value of all legacy reporting units was greater than the carrying value, which is consistent with our conclusion reached in the fourth quarter of 2021. We then performed a goodwill impairment test for each of the three new reporting units (Tripadvisor Core, Viator, and TheFork) upon the change in reportable segments using a quantitative assessment. We concluded the estimated fair values were significantly in excess of the carrying values for these reporting units, and therefore, no indications of impairment were identified as a result of these changes in the second quarter of 2022.

During the Company's annual goodwill impairment test in the fourth quarter of 2022, a qualitative assessment was performed for all our reporting units. We determined that it was not more likely than not that the fair value of any reporting unit was less than its carrying value, and, accordingly, no impairment charges were recorded during the year ended December 31, 2022. As part of the qualitative assessment for our annual 2022 goodwill impairment analysis of our reporting units, the factors that we considered included, but were not limited to: (a) changes in macroeconomic conditions in the overall economy and the specific markets in which we operate, (b) our ability to access capital, (c) changes in the online travel industry, (d) changes in the level of competition, (e) evaluation of current and future forecasted financial results of the reporting units, (f) comparison of our current financial performance to historical and budgeted results of the reporting units, (g) change in excess of the Company's market capitalization over its book value, (h) changes in estimates, valuation inputs, and/or assumptions since the last quantitative analysis of the reporting units during the second quarter of 2022, (i) changes in the regulatory environment, (j) changes in strategic outlook or organizational structure and leadership of the reporting units; and (k) other relevant factors, and how these factors might impact specific performance in future periods.

Intangible Assets

Intangible assets with estimable useful lives, or definite-lived intangibles, are carried at cost and are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment upon certain triggering events. We routinely review the remaining estimated useful lives of our definite-lived intangible assets. If we reduce the estimated useful life assumption, the remaining unamortized balance is amortized over the revised estimated useful life.

Intangible assets that have indefinite lives are not amortized and are tested for impairment annually during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Similar to the qualitative assessment for goodwill, we may assess qualitative factors to determine if it is more likely than not that the implied fair value of the indefinite-lived intangible asset is less than its carrying amount. If we determine that it is not more likely than not that the implied fair value of the indefinite-lived intangible asset is less than its carrying amount, no further testing is necessary. If, however, we determine that it is more likely than not that the implied fair value of the indefinite-lived intangible asset is less than its carrying amount, we compare the implied fair value of the indefinite-lived asset with its carrying amount. If the carrying amount of an individual indefinite-lived intangible asset exceeds its implied fair value, the individual asset's carrying value is written down by an amount equal to such excess. The assessment of qualitative factors is optional and at our discretion. We may bypass the qualitative assessment for any indefinite-lived intangible asset in any period and resume performing the qualitative assessment in any subsequent period. We base our quantitative measurement of fair value of indefinite-lived intangible assets, using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate future revenues, the appropriate royalty rate and the weighted average cost of capital, however, such assumptions are inherently uncertain and actual results could differ from those estimates. The use of significantly different assumptions, estimates or judgments could trigger the need for an impairment charge, or materially increase or decrease the amount of any such impairment charge.

Impairment of Long-Lived Assets

We periodically review the carrying amount of our definite-lived intangible assets and other long-term assets, including property and equipment, net and operating lease right-of-use assets, to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. The Company's impairment evaluation is performed at the asset group level or the lowest level for which identified cash flows are largely independent, which the Company has defined as the reporting unit level. If such facts indicate a potential impairment, we assess the recoverability of the asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset of the group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we will estimate the fair value of the asset group using appropriate valuation methodologies which would typically include an estimate of discounted cash flows, using an appropriate discount rate. Any impairment would be measured by the amount that the carrying values, of such asset groups, exceed their fair value and would be included in operating income (loss) on the consolidated statement of operations. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. We have not identified any circumstances that would warrant an impairment charge for any recorded definite-lived intangibles or other long-term assets on our consolidated balance sheets at December 31, 2022 or 2021.

Deferred Merchant Payables

In our experiences and rentals free-to-list offerings, we receive payment from travelers at the time of booking or prior to the experience date, and we record these amounts, net of our commissions, on our consolidated balance sheet as deferred merchant payables. We pay the operators, generally the third-party experience providers and vacation rental owners, after the travelers' use. Therefore, we receive payment from the traveler prior to paying the operator and this operating cycle represents a working capital source or use of cash to us. Our deferred merchant payables balance was $203 million and $113 million at December 31, 2022 and 2021, respectively, on our consolidated balance sheets. The increase in our deferred merchant payables during the year ended December 31, 2022 was primarily due to increased consumer demand for travel industry related services, combined with the easing of government travel restrictions put in place due to COVID-19.

Foreign Currency Translation and Transaction Gains and Losses

Our consolidated financial statements are reported in U.S. dollars. Certain of our subsidiaries outside of the U.S. use the local currency as their functional currency and not the U.S. dollar. Therefore assets and liabilities of our foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations are translated at the average exchange rates in effect during the applicable reporting period. The resulting unrealized cumulative translation adjustment is recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity on our consolidated balance sheet.

In addition, our subsidiaries also engage in transactions in currencies other than its functional currency. Transactions denominated in currencies other than the functional currency are recorded based on foreign currency exchange rates at the time such transactions arise. Subsequent changes in foreign currency exchange rates result in transaction gains and losses which are reflected in our consolidated statements of operations as unrealized (based on the applicable period-end exchange rate) or realized upon settlement of the transactions. Accordingly, we have recorded net foreign currency exchange losses of $5 million and $4 million for the years ended December 31, 2022 and 2021, respectively, and a net foreign currency exchange gain of $5 million for the year ended December 31, 2020, in other income (expense), net on our consolidated statements of operations. These amounts also include transaction gains and losses, both realized and unrealized from forward contracts.

Derivative Financial Instruments

We account for derivative instruments that do not qualify for hedge accounting as either assets or liabilities and carry them at fair value, with any subsequent adjustments to fair value recorded in other income (expense), net on our consolidated statements of operations. Monetary assets and liabilities denominated in a currency other than the functional currency of a given subsidiary are remeasured at spot rates in effect on the balance sheet date with the effects of changes in foreign currency exchange rates reported in other income (expense), net on our consolidated statements of operations. In certain circumstances, we enter into forward contracts to reduce, to the extent practical, our potential exposure to the effects of fluctuating foreign currency exchange rates on our cash flows denominated in foreign currencies. Accordingly, fair value changes in the forward contracts help mitigate the changes in the value of the remeasured assets and liabilities attributable to changes in foreign currency exchange rates, except to the extent of the spot-forward differences. These differences are not expected to be significant due to the short-term nature of the contracts, which to date, have typically had maturities at inception of 90 days or less. The net cash received or paid related to our derivative instruments are classified in other investing activities in our consolidated statements of cash flows. Counterparties to forward contracts consist of major international financial institutions. We monitor our positions and the credit ratings of the counterparties involved and, by policy limits, the amount of credit exposure to any one party. We do not use derivatives for trading or speculative purposes. We did not enter into any cash flow, fair value or net investment hedges during the years ended December 31, 2022, 2021 or 2020. Refer to "Note 4: *Financial Instruments and Fair Value Measurements*" for additional information on derivatives.

Fair Value Measurements and Disclosures

We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. We measure assets and liabilities at fair value based on the expected exit price, which is the amount that would be received on the sale of an asset or amount paid to transfer a liability, as the case may be, in an orderly transaction between market participants in the principal or most advantageous market in which we would transact. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability at the measurement date. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. GAAP provides the following hierarchical levels of inputs used to measure fair value:

Level 1—Valuations are based on quoted market prices for identical assets and liabilities in active markets.

Level 2—Valuations are based on observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations are based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Debt Issuance Costs

We defer costs we incur to issue debt, which are presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, and amortize these costs using the effective interest rate method to interest expense over the term of the debt. We also defer costs we incur to enter into a credit facility or to amend our existing revolving credit facility, which are presented in the balance sheet as a long-term asset, and amortize these costs using the effective interest rate method to interest expense over the term of the credit facility.

Certain Risks and Concentrations

Our business is subject to certain risks and concentrations, including a concentration related to dependence on our relationships with our customers. For the years ended December 31, 2022, 2021 and 2020 our two most significant travel partners, Expedia (and its subsidiaries) and Booking (and its subsidiaries), each accounted for 10% or more of our consolidated revenue and together accounted for approximately 35%, 34% and 25%, respectively, of our consolidated revenue, with nearly all of this revenue concentrated in our Tripadvisor Core segment. Additionally, our business is dependent on relationships with third-party service operators that we rely on to fulfill service obligations to our customers where the Company is the merchant of record, such as our experience providers and vacation rental owners. However, no one operator's inventory resulted in more than 10% of our revenue on a consolidated basis or at a reportable segment level in any period presented. Refer to "Note 3: *Revenue Recognition*" and "Note 19: *Segment and Geographic Information*" for information regarding concentrations related to geographic and product revenues, respectively. As of December 31, 2022 and 2021, Expedia accounted for approximately 19% and 10%, respectively, of our total accounts receivable and contract assets. Our overall credit risk related to accounts receivable is mitigated by the relatively short collection period.

Financial instruments, which potentially subject us to concentration of credit risk, generally consist, at any point in time, of cash and cash equivalents, corporate debt securities, forward contracts, capped calls, and accounts receivable. We maintain cash balances with financial institutions that are in excess of Federal Deposit Insurance Corporation insurance limits in the U.S. and similar programs outside the U.S. Our cash is generally composed of available on demand bank deposits or term deposits with major global financial institutions primarily denominated in U.S. dollars, and to a lesser extent Euros, British pounds, and Australian dollars. We may invest in highly-rated corporate debt securities, and our investment policy limits the amount of credit exposure to any one issuer, industry group and currency. Our credit risk related to corporate debt securities is also mitigated by the relatively short maturity period required by our investment policy. Forward contracts and capped calls are transacted with major international financial institutions with high credit standings. Forward contracts, which, to date, have typically had maturities of less than 90 days, also mitigates risk.

Contingent Liabilities

Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statement of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the consolidated financial statements. Significant judgment may be required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.

Treasury Stock

Shares of our common stock repurchased are recorded at cost as treasury stock and result in the reduction of stockholders' equity on our consolidated balance sheet. We may reissue these treasury shares. When treasury shares are reissued, we use the average cost method for determining the cost of reissued shares. If the issuance price is higher than the cost, the excess of the issuance price over the cost is credited to additional paid-in-capital. If the issuance price is lower than the cost, the difference is first charged against any credit balance in additional paid-in-capital from the previous issuances of treasury stock and any remaining balance is charged to retained earnings.

Earnings Per Share ("EPS")

Refer to "Note 16: *Earnings Per Share*" for a discussion as to how we compute Basic EPS and Diluted EPS.

Recently Adopted Accounting Pronouncements

As of December 31, 2022, there are no recently issued accounting standards which are expected to have a material impact on the Company's financial statements or disclosures.

NOTE 3: REVENUE RECOGNITION

We generate all our revenue from contracts with customers. We recognize revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. When we act as an agent in the transaction, we recognize revenue for only our commission on the arrangement. We determine revenue recognition through the following steps:

(1) Identification of the contract, or contracts, with a customer
(2) Identification of the performance obligations in the contract
(3) Determination of the transaction price
(4) Allocation of the transaction price to the performance obligations in the contract
(5) Recognition of revenue when, or as, we satisfy a performance obligation.

At contract inception, we assess the services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, we consider all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. We have provided qualitative information about our performance obligations for our principal revenue streams discussed below. There was no significant revenue recognized in the years ended December 31, 2022, 2021 and 2020 related to performance obligations satisfied in prior periods, respectively. We have applied a practical expedient and do not disclose the value of unsatisfied performance obligations that have an original expected duration of less than one year. The Company expects to complete its performance obligations within one year from the initial transaction date. The value related to our remaining or partially satisfied performance obligations relates to subscription services that are satisfied over time or services that are recognized at a point in time, but not yet achieved. Our timing of services, invoicing and payments are discussed in more detail below and do not include a significant financing component. Our customer invoices are generally due 30 days from the time of invoicing.

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. Although the substantial majority of our contract costs have an amortization period of less than one year, we have determined contract costs arising from certain sales incentives have an amortization period in excess of one year given the high likelihood of contract renewal. Sales incentives are not paid upon renewal of these contracts and therefore are not commensurate with the initial sales incentive costs. As of both December 31, 2022 and 2021, there were $4 million of unamortized contract costs in other long-term assets on our consolidated balance sheet. We amortize these contract costs on a straight-line basis over the estimated customer life, which is based on historical customer retention rates. Amortization expense recorded to selling and marketing expense on our consolidated statements of operations during each of the years ended December 31, 2022, 2021 and 2020, was $1 million. We assess such asset for impairment when events or circumstances indicate that the carrying amount may not be recoverable. No impairments were recognized during the years ended December 31, 2022, 2021 and 2020.

The recognition of revenue may require the application of judgment related to the determination of the performance obligations, the timing of when the performance obligations are satisfied and other areas. The determination of our performance obligations does not require significant judgment given that we generally do not provide multiple services to a customer in a transaction, and the point in which control is transferred to the customer is readily determinable. In instances where we recognize revenue over time, we generally have either a subscription service that is recognized over time on a straight-line basis using the time-elapsed output method, or based on other output measures that provide a faithful depiction of the transfer of our services. When an estimate for cancellations is included in the transaction price, we base our estimate on historical cancellation rates and current trends. Taxes assessed by a government authority that are both imposed on and concurrent with a specific revenue–producing transaction, that are collected by us from a customer, are reported on a net basis, or in other words excluded from revenue on our consolidated financial statements.

The application of our revenue recognition policies and a description of our principal activities, organized by reportable segment, from which we generate our revenue, are presented below.

Tripadvisor Core Segment

Tripadvisor-branded Hotels Revenue. Our largest source of Tripadvisor Core segment revenue is generated from click-based advertising on Tripadvisor-branded websites, which we refer to as our hotel meta (formerly referred to as hotel auction) revenue, which is primarily comprised of contextually-relevant booking links to our travel partners' websites. Our click-based travel partners are predominantly online travel agencies, or OTAs, and hotels. Click-based advertising is generally priced on a cost-per-click, or "CPC" basis, with payments from travel partners determined by the number of travelers who click on a link multiplied by the CPC rate for each specific click. CPC rates are determined in a dynamic, competitive auction process, where the travel partner bids for rates and availability to be listed on our platform. When a CPC bid is submitted, the travel partner agrees to pay us the bid amount each time a traveler clicks on the link to that travel partner's websites. Bids can be submitted periodically – as often as daily – on a property-by-property basis. We record click-based advertising revenue as the click occurs and traveler leads are sent to the travel partner websites as our performance obligation is fulfilled at that time. Click-based revenue is generally billed to our travel partners on a monthly basis consistent with the timing of the service. We also generate revenue from our cost-per-action, or "CPA" model, which consists of contextually-relevant booking links to our travel partners' websites which are advertised on our platform. We earn a commission from our travel partners, based on a pre-determined contractual commission rate, for each traveler who clicks to and books a hotel reservation on the travel partners' website, which results in a traveler stay. CPA revenue is billable only upon the completion of each traveler's stay resulting from a hotel reservation. The travel partners provide the service to the travelers and we act as an agent under GAAP. Our performance obligation is complete at the time of the hotel reservation booking, and the commission earned is recognized upon booking, as we have no post-booking service

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obligations. We recognize this revenue net of an estimate of the impact of cancellations, using historical cancellation rates and current trends. Contract assets are recognized at the time of booking for commissions that are billable upon the completion of a traveler's stay. CPA revenue is generally billed to our travel partners monthly for traveler stays completed in that month.

In addition, we offer business-to-business ("B2B") solutions to hotels, including subscription-based advertising to hotels, owners of B&Bs, and other specialty lodging properties. Our performance obligation is generally to enable subscribers to advertise their businesses on our platform, as well as to manage and promote their website URL, email address, phone number, special offers and other information related to their business. Subscription-based advertising services are predominantly sold for a flat fee for a contracted period of time of one year or less and revenue is recognized on a straight-line basis over the period of the subscription service as efforts are expended evenly throughout the contract period. Subscription-based advertising services are generally billed at the inception of the service. When prepayments are received, we recognize deferred revenue initially on our consolidated balance sheet for the amount of prepayment in excess of revenue recognized, until the performance obligation is satisfied. To a lesser extent, we offer travel partners the opportunity to advertise and promote their business through hotel sponsored placements on our platform. This service is generally priced on a CPC basis, with payments from travel partners determined by the number of travelers who click on the sponsored link multiplied by the CPC rate for each specific click. CPC rates for hotel sponsored placements that our travel partners pay are generally based on bids submitted as part of an auction by our travel partners. When a CPC bid is submitted, the travel partner agrees to pay us the bid amount each time a traveler clicks on a link to our travel partner's websites. Bids may be submitted periodically – as often as daily – on a property-by-property basis. We record this click-based advertising revenue as the click occurs and traveler leads are sent to the travel partner as our performance obligation is fulfilled at that time. Hotel sponsored placements revenue is generally billed to our travel partners monthly, consistent with the timing of the service.

Tripadvisor-branded Display and Platform Revenue. We offer travel partners the ability to promote their brands through display-based advertising placements across our platform. Our display-based advertising clients are predominantly direct suppliers of hotels, airlines and cruises, as well as destination marketing organizations. We also sell display-based advertising to OTAs and other travel related businesses, as well as advertisers from non-travel categories. Display-based advertising is sold predominantly on a cost per thousand impressions, or CPM, basis. The performance obligation in our display-based advertising arrangements is to display a number of advertising impressions on our platform and we recognize revenue for impressions as they are delivered. Services are generally billed monthly. We have applied the practical expedient to measure progress toward completion, as we have the right to invoice the customer in an amount that directly corresponds with the value to the customer of our performance to date, which is measured based on impressions delivered.

Tripadvisor Experiences and Dining Revenue. We generate revenue from our experiences and restaurant service offerings on Tripadvisor-branded websites and mobile apps. Tripadvisor receives intercompany (intersegment) revenue consisting of affiliate marketing commissions earned primarily from experience bookings and, to a lesser extent, restaurant reservation bookings, on Tripadvisor-branded websites and mobile apps, fulfilled by Viator and TheFork, respectively, which are eliminated on a consolidated basis. The performance obligations, timing of customer payments for our experiences and dining transactions, and methods of revenue recognition are consistent with the Viator and TheFork segments, as described below. In addition, Tripadvisor restaurant service offerings, or B2B restaurants offering, generate subscription fees for subscription-based advertising to our restaurant partners that allow restaurants to manage and promote their website URL, email address, phone number, special offers and other information related to their business, as well as access to certain online reservation management services, marketing analytic tools, and menu syndication services. As the performance obligation is to provide restaurants with access to these services over the subscription period, subscription fee revenue is recognized over the period of the subscription service on a straight-line basis as efforts are expended evenly throughout the contract period. Subscription-based advertising services are generally billed at the inception of the service. When prepayments are received, we recognize deferred revenue initially on our consolidated balance sheet for the amount of prepayment in excess of revenue recognized, until the performance obligation is satisfied. In addition, we offer restaurant partners the opportunity to advertise and promote their business through restaurant media advertising placements on our platform. This service is generally priced on a CPC basis, with payments from restaurant partners determined by the number of clicks by consumers on the sponsored link multiplied by the CPC rate for each specific click. CPC rates for media advertising placements agreed to by our restaurant partners are based on a pre-determined contractual rate. We record this click-based advertising revenue as the click occurs and diner leads are sent to the restaurant partner as our performance obligation is fulfilled at that time. Click-based revenue is generally billed to our restaurant partners monthly, consistent with the timing of the service.

Other Revenue. We also offer travelers alternative accommodations rentals (formerly referred to as vacation rentals), cruises, flights, and rental cars solutions on our platforms which complement our end-to-end travel experience. Our alternative accommodation rentals offering provides information and services that allow travelers to research and book vacation and short-term rental properties, including full homes, condominiums, villas, beach properties, cabins and cottages. Our alternative accommodation rentals offering primarily generates revenue by offering individual property owners and managers the ability to list their properties on our platform thereby connecting with travelers through a free-to-list, commission-based option. These properties are listed on our Tripadvisor-branded websites and mobile apps, and Tripadvisor's portfolio of travel media brands, including, www.flipkey.com, www.holidaylettings.co.uk, www.niumba.com, and www.vacationhomerentals.com. We earn commissions associated with rental transactions through our free-to-list model from both the traveler and the property owner or manager. We provide post-booking service to the travelers, property owners and managers until the time the rental commences, which is the time the performance obligation is completed. Revenue from transaction fees is recognized at the time that the rental commences. We act as an agent in the transactions, under GAAP, as we do not control any properties before the property owner provides the accommodation to the traveler and do not have inventory risk. We generally collect payment from the traveler at the time of booking, representing the amount due to the property owner or manager, as well as our commission. That portion of the payment representing our commission is recorded as deferred revenue on our consolidated balance sheet until revenue is recognized, and that portion of the payment representing the amount due to the property owner is recorded as a deferred merchant payable on our consolidated balance sheet until payment is made to the property owner after the completion of the rental.

In addition, Other Revenue includes revenue generated from cruises, flights, and rental cars offerings on Tripadvisor-branded websites and mobile apps and Tripadvisor's portfolio of brands, which primarily includes click-based advertising and display-based advertising revenue. The performance obligations, timing of customer payments for these offerings, and methods of revenue recognition are generally consistent with click-based advertising and display-based advertising revenue, as described above.

Viator Segment

We provide an online marketplace that allows travelers to research and book tours, activities and attractions in popular travel destinations across the globe through our stand-alone Viator-branded platform, which includes website, mobile web, and mobile app. Through Viator, we also power traveler bookings of tours, activities and attractions on behalf of third-party distribution partner websites, including the Tripadvisor platform as well as many of the world's major OTA, airlines, hotels, online and offline travel agencies, and other prominent content and eCommerce brands.

We work with local tour, activities, and experience operators ("operators") to provide travelers ("customers") the ability to book tours, activities and attractions (the "experience") in destinations worldwide. We generate commissions for each booking transaction we facilitate through our online reservation system, in exchange for certain activities, including the use of the Company's booking platform, post-booking customer support (24/7) until the time of the experience and payment processing activities as the merchant of record, which is the completion of the performance obligation. These activities are not distinct from each other and are not separate performance obligations. As a result, the Company's single performance obligation is to facilitate an experience, which is complete upon the time the experience occurs, and when revenue is recognized. We do not control the experience or have inventory risk before the operator provides the experience to our customer and therefore act as agent for substantially all of these transactions under GAAP.

We collect payment from the customer prior to the experience occurring, which includes both our commission and the amount due to the operator. We record our commissions as deferred revenue on our consolidated balance sheet when payment is received, including amounts which are refundable subject to cancellation, until the experience occurs when revenue is recognized. The amount due to the operator is recorded as a deferred merchant payable on our consolidated balance sheet until completion of the experience, after which payment is made to the operator.

To a much lesser extent, we earn commissions from third-party distribution partners, in this case the customers, who display and promote on their websites the operator experiences available on our platform to generate bookings. In these transactions, we are not the merchant of record, and we generally invoice and receive commissions directly from the third-party distribution partners. Our performance obligation is to allow the third-party distribution partners to display and promote on their website experiences, offered by operators who utilize our platform, and we earn a commission when travelers book and complete an experience on the third-party distribution partner website. We do not control the service or have inventory risk, and therefore act as an agent for these transactions under GAAP. We receive payment prior to the experience date in the majority of these transactions and make payments to the operators after the experience is complete. Our performance obligation is complete, and revenue is recognized at the time of the booking, as we have no post-booking obligations to the customer. We recognize this revenue net of an estimate of the impact of cancellations, which is not material, using historical cancellation rates and current trends. Contract assets are recognized for commissions that are contractually billable contingent upon completion of the experience.

TheFork Segment

We provide information and services for consumers to research and book restaurants through our dedicated online restaurant reservations platform, TheFork. We primarily generate transaction fees (or per seated diner fees) that are paid by our restaurant customers for diners seated primarily from bookings through TheFork's online reservation system. The transaction fee is recognized as revenue after the reservation is fulfilled, or as diners are seated by our restaurant customers. We invoice restaurants monthly for transaction fees. To a lesser extent, we also generate subscription fees for providing access to certain online reservation management services, marketing analytic tools, and menu syndication services. Our performance obligation is to provide restaurants with access to these services over the subscription period, which generally is one-month, and we recognize revenue once our performance obligation is met and invoice restaurants monthly for these subscription services.

Practical Expedients and Exemptions

We expense costs to obtain a contract as incurred, such as sales incentives, when the amortization period would have been one year or less.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Disaggregation of Revenue

We disaggregate revenue from contracts with customers into major products/revenue sources. We have determined that disaggregating revenue into these categories achieves the disclosure objective under GAAP, which is to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. As noted in "Note 19: *Segment and Geographic Information*" our business consists of three reportable segments – (1) Tripadvisor Core; (2) Viator; and (3) TheFork. A reconciliation of disaggregated revenue to reportable segment revenue is included below.

	Year ended December 31,		
Major products/revenue sources (1):	**2022**	**2021**	**2020**
	(in millions)		
Tripadvisor Core			
Tripadvisor-branded hotels	$ 650	$ 451	$ 292
Tripadvisor-branded display and platform	130	98	69
Tripadvisor experiences and dining (2)	134	70	65
Other	52	46	57
Total Tripadvisor Core	966	665	483
Viator	493	184	55
TheFork	126	85	86
Intersegment eliminations (2)	(93)	(32)	(20)
Total Revenue	$ 1,492	$ 902	$ 604

(1) Our revenue is recognized primarily at a point in time for all reported segments.

(2) Tripadvisor experiences and dining revenue within the Tripadvisor Core segment are shown gross of intersegment (intercompany) revenue, which is eliminated on a consolidated basis. See "Note 19: *Segment and Geographic Information*" for a discussion of intersegment revenue for all periods presented.

Contract Balances

The following table provides information about the opening and closing balances of accounts receivable and contract assets, net of allowance for credit losses, from contracts with customers (in millions):

	December 31, 2022	December 31, 2021
Accounts receivable	$ 173	$ 105
Contract assets	32	37
Total	$ 205	$ 142

Accounts receivable are recognized when the right to consideration becomes unconditional. Contract assets are rights to consideration in exchange for services that we have transferred to a customer when that right is conditional on something other than the passage of time, such as commission payments that are contingent upon the completion of the service by the principal in the transaction. The difference between the opening and closing balances of our contract assets primarily results from the timing difference between when we satisfy our performance obligations and the time when the principal completes the service in the transaction.

During the year ended December 31, 2021, bad debt expense recorded to our allowance for expected credit losses on accounts receivable and contract assets decreased by $14 million, when compared to the same period in 2020, primarily due to improved collection trends with our customers driven by the ongoing travel industry recovery from COVID-19 during that year.

Contract liabilities generally include payments received in advance of performance under the contract, and are realized as revenue as the performance obligation to the customer is satisfied, which we present as deferred revenue on our consolidated balance sheet. As of January 1, 2022 and 2021, we had $36 million and $28 million, respectively, recorded as deferred revenue on our consolidated balance sheets, of which $34 million and $23 million, respectively, was recognized in revenue and $2 million and $4 million was refunded due to cancellations by travelers during the years ended December 31, 2022 and 2021, respectively. The difference between the opening and closing balances of our deferred revenue primarily results from the timing differences between when we receive customer payments and the time in which we satisfy our performance obligations. There were no significant changes in contract assets or deferred revenue during the years ended December 31, 2022 and 2021 related to business combinations, impairments, cumulative catch-ups or other material adjustments.

NOTE 4: FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Cash, Cash Equivalents and Marketable Securities

As of December 31, 2022 and 2021, we had $1.0 billion and $723 million of cash and cash equivalents, respectively, which consisted of available on demand cash deposits and term deposits with maturities of 90 days or less at the date of purchase, in each case, with major global financial institutions. We had no outstanding investments classified as either short-term or long-term marketable securities as of December 31, 2022 and 2021, respectively, and there were no purchases or sales of any marketable securities during the years ended December 31, 2022, 2021 and 2020.

The following table shows our cash equivalents, which are measured at fair value on a recurring basis and categorized using the fair value hierarchy, as well as their classification on our consolidated balance sheet as of December 31, 2022 (in millions):

	Amortized Cost	Fair Value (1)	Cash Equivalents
Level 2:			
Term deposits	$ 200	$ 200	$ 200
Total	$ 200	$ 200	$ 200

(1) We did not have any unrealized gains and losses related to our cash equivalents.

We had no material financial assets or liabilities measured at fair value on a recurring basis as of December 31, 2021.

We generally classify any existing cash equivalents and marketable securities within Level 1 and Level 2 as we value these financial instruments using quoted market prices (Level 1) or alternative pricing sources (Level 2). The valuation technique we use to measure the fair value of money market funds is derived from quoted prices in active markets for identical assets or liabilities. Fair values for Level 2 investments are considered "Level 2" valuations because they are obtained from independent pricing sources for identical or comparable instruments, rather than direct observations of quoted prices in active markets. Our procedures include controls to ensure that appropriate fair values are recorded, including comparing the fair values obtained from our independent pricing services against fair values obtained from another independent source.

Derivative Financial Instruments

We generally use forward contracts to reduce the effects of foreign currency exchange rate fluctuations on our cash flows for the Euro versus the U.S. Dollar. For the periods ended December 31, 2022, 2021 and 2020, respectively, our forward contracts have not been designated as hedges and generally had maturities of less than 90 days. Our outstanding or unsettled forward contracts were carried at fair value on our consolidated balance sheets at December 31, 2022 and 2021. We measure the fair value of our outstanding or unsettled derivatives using Level 2 fair value inputs, as we use a pricing model that takes into account the contract terms as well as current foreign currency exchange rates in active markets. We recognize any gain or loss resulting from the change in fair value of our forward contracts in other income (expense), net on our consolidated statement of operations. We recorded a net gain of $4 million, $2 million, and $1 million for the years ended December 31, 2022, 2021 and 2020, respectively, related to our forward contracts.

The following table shows the net notional principal amounts of our outstanding derivative instruments for the periods presented:

	December 31, 2022	December 31, 2021
	(in millions)	
Foreign currency exchange-forward contracts (1)(2)	$ 18	$ 9

(1) Derivative contracts address foreign currency exchange fluctuations for the Euro versus the U.S. dollar. These outstanding derivatives are not designated as hedging instruments and have an original maturity period of 90 days or less.

The fair value of our outstanding derivatives as of December 31, 2022 and 2021, respectively, was not material. The notional amount of a forward contract is the contracted amount of foreign currency to be exchanged and is not recorded on the consolidated balance sheet.

Other Financial Assets and Liabilities

As of December 31, 2022 and 2021, financial instruments not measured at fair value on a recurring basis including accounts payable, accrued expenses and other current liabilities, and deferred merchant bookings, were carried at cost on our consolidated balance sheets, which approximates their fair values because of the short-term nature of these items. Accounts receivable and contract assets, on our consolidated balance sheets, as well as certain other financial assets, were measured at amortized cost and are carried at cost less an allowance for expected credit losses to present the net amount expected to be collected.

The following table shows the aggregate principal and fair value amount of our outstanding 2025 Senior Notes and 2026 Senior Notes as of the periods presented, which are classified as long-term debt on our consolidated balance sheets, and considered Level 2 fair value measurements. Refer to "Note 9: *Debt*" for additional information related to our 2025 Senior Notes and 2026 Senior Notes.

	December 31, 2022	December 31, 2021
	(in millions)	
2025 Senior Notes		
Aggregate principal amount	$ 500	$ 500
Carrying value amount (1)	495	493
Fair value amount (2)	498	531
2026 Senior Notes		
Aggregate principal amount	$ 345	$ 345
Carrying value amount (3)	341	340
Fair value amount (2)	281	305

(1) Net of $5 million and $7 million of unamortized debt issuance costs as of December 31, 2022 and 2021, respectively.
(2) We estimate the fair value of our outstanding 2025 Senior Notes and 2026 Senior Notes based on recently reported market transactions and/or prices for identical or similar financial instruments obtained from a third-party pricing source.
(3) Net of $4 million and $5 million of unamortized debt issuance costs as of December 31, 2022 and 2021, respectively.

The Company did not have any assets or liabilities measured at fair value on a recurring basis using Level 3 unobservable inputs at both December 31, 2022 and 2021.

Assets Measured at Fair Value on a Non-recurring Basis

Non-Marketable Investments

Equity Securities Accounted for under the Equity Method

In November 2019, the Company and Ctrip Investment Holding Ltd, a majority-owned subsidiary of Trip.com Group Limited, entered into an agreement to combine certain assets in China through the creation of a new entity, Chelsea Investment Holding Company PTE, Ltd. Tripadvisor contributed a portion of its business in China, including a long-term exclusive brand and content license and other assets, in return for a 40% equity investment in Chelsea Investment Holding Company PTE Ltd. This investment resulted in the Company recording an initial equity method investment of $41 million and a $39 million deferred income liability attributable to the brand and content license in the fourth quarter of 2019. The Company expects to earn the deferred income ratably over a 15-year period, congruent with the initial term of the brand and content license, and recorded in other income (expense), net on the consolidated statement of operations.

The Company accounts for this minority investment under the equity method, given it has the ability to exercise significant influence over, but not control, the investee. The carrying value of this minority investment was $32 million and $34 million as of December 31, 2022 and 2021, respectively, and is included in non-marketable investments on our consolidated balance sheets. During the years ended December 31, 2022, 2021 and 2020, we recognized $2 million, $3 million and $3 million, respectively, representing our share of the investee's net loss in other income (expenses), net within the consolidated statements of operations. The Company evaluates this investment for impairment when factors indicate that a decline in the value of its investment has occurred and the carrying amount of its investment may not be recoverable. An impairment loss, based on the excess of the carrying value over the estimated fair value of the investment based on Level 3 inputs, is recognized in earnings when an impairment is deemed to be other than temporary. Due to ongoing operating losses, primarily due to the ongoing negative impact of COVID-19 in China, we performed a qualitative assessment to evaluate whether this equity investment is impaired as of December 31, 2022. During the years ended December 31, 2022, 2021 and 2020, respectively, we did not record any impairment loss on this equity investment. The remaining deferred income liability of $31 million is presented in accrued expenses and other current liabilities and other long-term liabilities on our consolidated balance sheet of $3 million and $28 million, respectively, as of December 31, 2022.

During the year ended December 31, 2020, the Company entered into various commercial agreements with Chelsea Investment Holding Company PTE Ltd. and/or its subsidiaries. Transactions under these agreements with the equity method investee are considered related-party transactions, and were not material for the years ended December 31, 2022, 2021 and 2020, respectively.

Other Equity Investments

We also hold a minority investment in equity securities of a privately-held company, which is at an early stage of development and does not have a readily determinable fair value. As of both December 31, 2022 and 2021, the total carrying value of this investment was $2 million, and included in non-marketable investments on our consolidated balance sheets.

Our policy is to measure this equity investment at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer such observable price changes may include instances where the investee issues equity securities to new investors, thus creating a new indicator of fair value, as an example. On a quarterly basis, we perform a qualitative assessment considering impairment indicators, if any, to evaluate whether this investment is impaired and monitor for any observable price changes. During the years ended December 31, 2022, 2021 and 2020, we did not record any impairment loss on this equity investment or note any observable price change indicators.

Other Long-Term Assets

In June 2020, the Company was issued collateralized notes (the "Notes Receivable") with a total principal amount of $20 million from a privately-held company, in exchange for an existing equity investment held in the investee by the Company, and other-long term receivables, net, which the Company held due from the same investee. The Company has classified the Notes Receivable as held-to-maturity, as the Company has concluded it has the positive intent and ability to hold the Notes Receivable until maturity, with 50% due in five years and remaining 50% due in 10 years from issuance date. The Company recorded a $5 million and $3 million allowance for credit losses under GAAP during the years ended December 31, 2021 and 2020, respectively, in other income (expense), net on the consolidated statement of operations, related to the Notes Receivable. As of both December 31, 2022 and 2021, the carrying value of the Notes Receivable was $9 million, net of accumulated allowance for credit losses, and is classified in other long-term assets, net on our consolidated balance sheet at amortized cost. On a quarterly basis, we perform a qualitative assessment considering impairment indicators to evaluate whether the Notes Receivable are impaired and monitor for changes to our allowance for credit losses.

Other non-financial assets, such as property and equipment, goodwill, intangible assets, and operating lease right-of-use assets are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements, if necessary, are based predominately on Level 3 inputs. Refer to "Note 5: *Property and Equipment, Net*", "Note 6: *Leases*" and "Note 7: *Goodwill and Intangibles Assets, Net*" for additional information regarding those assets.

NOTE 5: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following for the periods presented:

	December 31, 2022		December 31, 2021
	(in millions)		
Capitalized website development	$	445	$	416
Finance lease right-of-use asset (Note 6)		114		114
Leasehold improvements		46		48
Computer equipment and purchased software		82		77
Furniture, office equipment and other		19		20
		706		675
Less: accumulated depreciation		(512)		(460)
Total	$	194	$	215

As of December 31, 2022 and 2021, the carrying value of our capitalized website development costs, net of accumulated amortization, was $91 million and $97 million, respectively. For the years ended December 31, 2022, 2021 and 2020, we capitalized $56 million, $55 million and $63 million, respectively, related to website development costs. For the years ended December 31, 2022, 2021 and 2020, we recorded amortization of capitalized website development costs of $61 million, $64 million and $67 million, respectively, which is included in depreciation expense on our consolidated statements of operations for those years. During the year ended December 31, 2022, we retired and subsequently disposed of certain capitalized website development projects, which were no longer in use and fully depreciated, with a total cost of $22 million.

NOTE 6: LEASES

We determine whether a contract is or contains a lease at inception of a contract. We define a lease as a contract, or part of a contract, that conveys the right to control the use of identified property or equipment (an identified asset) for a period of time in exchange for consideration. Control over the use of the identified asset means that we have both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

Our lease contracts contain both lease and non-lease components which we combine as a single component under our accounting policy by asset class, except for office space leases and certain other leases, such as colocation data center leases, which we account separately for the lease and non-lease components. For leases which the consideration in the contract is allocated to lease and non-lease components, we base it on each component's relative standalone price. We determine standalone prices for the lease components based on the prices for which other lessors lease similar assets on a standalone basis. We determine standalone prices for the non-lease component based on the prices that third-party suppliers charge for services for similar assets on a standalone basis. If observable standalone prices are not readily available, we estimate the standalone prices based on other available observable information. However, for certain categories of equipment leases, such as network equipment and others, we account for the lease and non-lease components as a single lease component. Additionally, for certain equipment leases that have similar characteristics, we apply a portfolio approach to effectively account for operating lease right-of-use ROU assets and operating lease liabilities.

The Company uses its estimated incremental borrowing rate as the discount rate in measuring the present value of our lease payments given the rate implicit in our leases is not typically readily determinable. Given we do not currently borrow on a collateralized basis, our incremental borrowing rate is estimated to approximate the interest rate in which the Company would expect to pay on a collateralized basis over a similar term and payments, and in economic environments where the leased asset is located. We use the portfolio approach to determine the discount rate for leases with similar characteristics or when the Company is reasonably certain that doing so would not materially affect the accounting for those leases to which a single discount rate is applied.

We establish assets and liabilities for the estimated construction costs incurred under lease arrangements where we are considered the owner for accounting purposes only, or build-to-suit leases, to the extent we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease. Upon occupancy of facilities under build-to-suit leases, we assess whether these arrangements qualify for sales recognition under the sale-leaseback accounting guidance under GAAP. If we continue to be the deemed owner, for accounting purposes, the facilities are accounted for as finance obligations.

Finance Leases

Finance lease ROU assets and finance lease liabilities are recognized at the lease commencement date or the date the lessor makes the leased asset available for use. Finance lease ROU assets are generally amortized on a straight-line basis over the lease term, and the carrying amount of finance lease liabilities are (1) accreted to reflect interest using the incremental borrowing rate if the rate implicit in the lease is not readily determinable, and (2) reduced to reflect lease payments made during the period. Amortization expense for finance lease ROU assets and interest accretion on finance lease liabilities are recorded to depreciation and interest expense, respectively, in our consolidated statement of operations.

We lease approximately 280,000 square feet of office space for our corporate headquarters in Needham, Massachusetts (the "Headquarters Lease"). The Headquarters Lease has an expiration date of December 2030, with an option to extend the lease term for two consecutive terms of five years each. Our Headquarters Lease is accounted for as a finance lease.

Operating Leases

Our office space leases, exclusive of our Headquarters Lease, are operating leases, which we lease an aggregate of approximately 400,000 square feet at approximately 30 locations across North America, Europe, Asia Pacific and South America, in cities such as New York, London, Sydney, Barcelona, Buenos Aires and Paris, primarily used as sales offices, subsidiary headquarters, and for international operations, pursuant to leases with various expiration dates, with the latest expiring in July 2027.

Operating lease ROU assets and liabilities are recognized at lease commencement date, or the date the lessor makes the leased asset available for use, based on the present value of lease payments over the lease term using the Company's estimated incremental borrowing rate. ROU assets associated with operating leases comprise the initial lease liability, and are then adjusted for any prepaid or deferred rent payments, unamortized initial direct costs, and lease incentives received. Amortization expense for operating lease ROU assets and interest accretion on operating lease liabilities are recognized as a single operating lease cost in our consolidated statement of operations, which results effectively in recognition of rent expense on a straight-line basis over the lease period. The carrying amount of operating lease liabilities are (1) accreted to reflect interest using the incremental borrowing rate if the rate implicit in the lease is not readily determinable; and (2) reduced to reflect lease payments made during the period. We present the combination of both the amortization of operating lease ROU assets and the change in the operating lease liabilities in the same line item within the adjustments to reconcile net income (loss) to net cash provided by operating activities in our consolidated statement of cash flows. Lease incentives are recognized as reductions of rental expense on a straight-line basis over the term of the lease. Certain of our operating leases include options to extend the lease terms for up to 6 years and/or terminate the leases within 1 year, which we include in our lease term if we are reasonably certain to exercise these options. Payments under our operating leases are primarily fixed, however, certain of our operating lease agreements include rental payments which are adjusted periodically for inflation. We recognize these costs as variable lease costs on our consolidated statement of operations, which were not material during the years ended December 31, 2022, 2021 and 2020. In addition, our short-term lease costs were not material in any period presented.

We also establish assets and liabilities at the present value of estimated future costs to return certain of our leased facilities to their original condition to satisfy any asset retirement obligations. Such assets are depreciated over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated restoration costs and are included in other long-term liabilities on our consolidated balance sheet. Our asset retirement obligations were not material as of both December 31, 2022 and 2021.

Operating and finance lease assets and liabilities are included on our consolidated balance sheet as follows for the periods presented:

	Presentation on Consolidated Balance Sheet	December 31, 2022		December 31, 2021	
		(in millions)			
Noncurrent Lease Assets:					
Finance lease	Property and equipment, net	$	76	$	86
Operating lease	Operating lease right-of-use-assets		27		42
	Total lease assets	$	103	$	128
Current Lease Liabilities:					
Finance lease	Accrued expenses and other current liabilities	$	6	$	6
Operating lease	Accrued expenses and other current liabilities		14		20
	Total current lease liabilities		20		26
Noncurrent Lease Liabilities:					
Finance lease	Finance lease liability, net of current portion		58		65
Operating lease	Operating lease liabilities, net of current portion		15		29
	Total noncurrent lease liabilities		73		94
	Total lease liabilities	$	93	$	120

As of December 31, 2022, we did not have any additional operating or finance leases that have not yet commenced but that create significant rights and obligations for us.

The components of lease expense were as follows for the periods presented:

	Year ended December 31,					
	2022		2021		2020	
	(in millions)					
Operating lease cost (1)	$	19	$	21	$	28
Finance lease cost:						
Amortization of right-of-use assets (2)	$	10	$	10	$	10
Interest on lease liabilities (3)		3		4		4
Total finance lease cost	$	13	$	14	$	14
Sublease income (1)		(9)		(5)		(3)
Total lease cost, net	$	23	$	30	$	39

(1) Operating lease costs, net of sublease income, are included within operating expenses in our consolidated statements of operations.
(2) Amount is included in depreciation expense in our consolidated statements of operations.
(3) Amount is included in interest expense in our consolidated statements of operations.

Additional information related to our leases is as follows for the periods presented:

	Year ended December 31,					
	2022		**2021**		**2020**	
Supplemental Cash Flows Information:			**(in millions)**			
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash outflows from operating leases	$	22	$	25	$	26
Operating cash outflows from finance lease		3		3		4
Financing cash outflows from finance lease		6		6		6
Right-of-use assets obtained in exchange for lease liabilities:						
Operating leases	$	2	$	6	$	4

	Year ended December 31,	
	2022	**2021**
Weighted-average remaining lease term:		
Operating leases	2.5 years	3.0 years
Finance lease	8.0 years	9.0 years
Weighted-average discount rate:		
Operating leases	3.7%	3.7%
Finance lease	4.5%	4.5%

Future lease payments under non-cancelable leases as of December 31, 2022 were as follows:

Year Ending December 31,	Operating Leases		Finance Lease	
	(in millions)			
2023	$	15	$	9
2024		9		9
2025		3		10
2026		2		10
2027		1		10
Thereafter		—		28
Total future lease payments		30		76
Less imputed interest		(1)		(12)
Total lease liabilities	$	29	$	64

NOTE 7: GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

The following table summarizes our goodwill activity by reportable segment for the periods presented:

	Hotels, Media & Platform	Experiences & Dining	Other (2)	Tripadvisor Core	Viator	TheFork	Total
			(in millions)				
Balance as of December 31, 2020	$ 407	$ 362	$ 93	$ —	$ —	$ —	$ 862
Foreign currency translation adjustments	—	(18)	(1)	—	—	—	(19)
Balance as of December 31, 2021	$ 407	$ 344	$ 92	$ —	$ —	$ —	$ 843
Foreign currency translation adjustments	—	(18)	(5)	—	(1)	3	(21)
Allocation to new segments (1)	(407)	(326)	(87)	599	120	101	—
Balance as of December 31, 2022	$ —	$ —	$ —	$ 599	$ 119	$ 104	$ 822

(1) Refer to "Note 19: *Segment and Geographic Information*" for information regarding our reportable segment changes in the second quarter of 2022.

(2) Other consists of the combination of Rentals, Flights & Car, and Cruises, and did not previously constitute a reportable segment.

There were no goodwill impairment charges recognized on our consolidated statements of operations during the years ended December 31, 2022 and 2021, respectively. Refer to "Note 2: *Significant Accounting Policies*" for discussion regarding the Company's 2022 interim and annual goodwill impairment assessments. During 2020, the Company recognized a goodwill impairment charge of $3 million, which represented all goodwill previously allocated to our former Tripadvisor China reporting unit. This impairment was driven by strategic operating decisions made by the Company. As of both December 31, 2022 and 2021, accumulated goodwill impairment losses totaled $3 million, which was associated with the Tripadvisor Core segment as of December 31, 2022 and Other as of December 31, 2021.

Intangibles

Intangible assets, acquired in business combinations and recorded at fair value on the date of purchase, consisted of the following for the periods presented:

	December 31,	
	2022	2021
	(in millions)	
Intangible assets with definite lives	$ 219	$ 237
Less: accumulated amortization	(198)	(202)
Intangible assets with definite lives, net	21	35
Intangible assets with indefinite lives	30	30
Total	$ 51	$ 65

Amortization expense for definite-lived intangible assets was $13 million, $20 million, and $26 million, for the years ended December 31, 2022, 2021 and 2020, respectively.

Our indefinite-lived intangible assets relate to trade names and trademarks for the Tripadvisor brand. During the Company's annual indefinite-lived intangible impairment test during the fourth quarter of 2022, a qualitative assessment was performed. As part of our qualitative assessment we considered, amongst other factors, the amount of excess fair value of our trade names and trademarks to the carrying value of those same assets, changes in estimates, and valuation input assumptions, since our previous quantitative analysis. After considering these factors and the impact that changes in such factors would have on the inputs used in our previous quantitative assessment, we determined that it was more likely than not that our indefinite-lived intangible assets were not impaired as of December 31, 2022.

There were no impairment charges recognized to our consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020 related to our intangible assets.

The following table presents the components of our intangible assets with definite lives for the periods presented:

| | Weighted Average Remaining Life (in years) | December 31, 2022 | | | December 31, 2021 | | |
| | | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
		(in millions)			(in millions)		
Trade names and trademarks	1.7	$ 47	$ (40)	$ 7	$ 55	$ (43)	$ 12
Customer lists and supplier relationships	4.7	95	(87)	8	99	(87)	12
Subscriber relationships	3.3	34	(33)	1	40	(36)	4
Technology and other	2.5	43	(38)	5	43	(36)	7
Total	3.2	$ 219	$ (198)	$ 21	$ 237	$ (202)	$ 35

Our definite-lived intangible assets are being amortized on a straight-line basis. The straight-line method of amortization is currently our best estimate, or approximates to date, the distribution of the economic use of these intangible assets.

The estimated amortization expense for intangible assets with definite lives for each of the next five years, and the expense thereafter, assuming no subsequent impairment of the underlying assets or change in estimate of remaining lives, is expected to be as follows (in millions):

2023	$ 9
2024	6
2025	3
2026	2
2027	1
2028 and thereafter	—
Total	$ 21

NOTE 8: ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following for the periods presented:

| | December 31, 2022 | December 31, 2021 |
	(in millions)	
Accrued salary, bonus, and other employee-related benefits	$ 65	$ 58
Accrued marketing costs	68	27
Interest payable (1)	17	16
Current income taxes payable (2)	16	3
Finance lease liability - current portion (3)	6	6
Operating lease liabilities - current portion (3)	14	20
Other	61	51
Total	$ 247	$ 181

(1) Amount relates primarily to unpaid interest accrued on our 2025 Senior Notes. Refer to "Note 9: *Debt*" for further information.
(2) Refer to "Note 11: *Income Taxes*" for further information regarding our income tax liabilities.
(3) Refer to "Note 6: *Leases*" for further information regarding our lease obligations.

NOTE 9: DEBT

The Company's outstanding debt consisted of the following for the periods presented:

December 31, 2022	Outstanding Principal Amount		Unamortized Debt Issuance Costs		Carrying Value	
	(in millions)					
Long-Term Debt:						
2025 Senior Notes	$	500	$	(5)	$	495
2026 Senior Notes		345		(4)		341
Total Long-Term Debt	$	845	$	(9)	$	836

December 31, 2021	Outstanding Principal Amount		Unamortized Debt Issuance Costs		Carrying Value	
	(in millions)					
Long-Term Debt:						
2025 Senior Notes	$	500	$	(7)	$	493
2026 Senior Notes		345		(5)		340
Total Long-Term Debt	$	845	$	(12)	$	833

Credit Facility

We are party to a credit agreement with a group of lenders initially entered into in June 2015 (as amended, the "Credit Agreement"), which, among other things, provides for a $500 million secured revolving credit facility (the "Credit Facility") with a maturity date of May 12, 2024. The Company may borrow from the Credit Facility in U.S. dollars and Euros. In addition, the Credit Facility includes $15 million of borrowing capacity available for letters of credit and $40 million for Swing Line borrowings on same-day notice. As of December 31, 2022 and 2021, we had issued $4 million and $3 million, respectively, of undrawn standby letters of credit under the Credit Facility. The Credit Facility, among other things, requires us to maintain a maximum leverage ratio and contains certain customary affirmative covenants and events of default, including a change of control.

We amended the Credit Facility during 2020 to, among other things: suspend the leverage ratio covenant for quarterly testing of compliance beginning in the second quarter of 2020, replacing it with a minimum liquidity covenant through June 30, 2021 (requiring the Company to maintain $150 million of unrestricted cash, cash equivalents and short-term investments less deferred merchant payables plus available revolver capacity), until the earlier of (a) the first day after June 30, 2021 through maturity on which borrowings and other revolving credit utilizations under the revolving commitments exceed $200 million, and (b) the election of the Company, at which time the leverage ratio covenant will be reinstated (the "Leverage Covenant Holiday").

The Company remained in the Leverage Covenant Holiday as of December 31, 2022. Based on the Company's existing leverage ratio, any outstanding or future borrowings under the Credit Facility generally bear interest, at the Company's option, at a rate per annum equal to either (i) the Eurocurrency Borrowing rate, or the adjusted LIBO rate for the interest period in effect for such borrowing; plus an applicable margin ranging from 1.25% to 2.00% with a London Inter-Bank Offered Rate ("LIBO rate") floor of 1.00% per annum; or (ii) the Alternate Base Rate Borrowing, which is the greatest of (a) the Prime Rate in effect on such day, (b) the New York Fed Bank Rate in effect on such day plus 1/2 of 1.00% per annum, and (c) the Adjusted LIBO Rate (or LIBO rate multiplied by the Statutory Reserve Rate) for an interest period of one month plus 1.00%; in addition to an applicable margin ranging from 0.25% to 1.00%. In addition, based on the Company's existing leverage ratio, we are required to pay a quarterly commitment fee, at an applicable rate ranging from 0.15% to 0.30% as of December 31, 2022, on the daily unused portion of the Credit Facility for each fiscal quarter during the Leverage Covenant Holiday and in connection with the issuance of letters of credit.

As of December 31, 2022 and 2021, the Company had no outstanding borrowings under the Credit Facility. During the first quarter of 2020, the Company borrowed $700 million under the Credit Facility. These funds were drawn down as a precautionary measure to reinforce the Company's liquidity position and preserve financial flexibility in light of uncertainty in the global markets resulting from COVID-19. The Company repaid these borrowings in full during July 2020.

For the years ended December 31, 2022, 2021 and 2020, we recorded total interest expense and commitment fees on the Credit Facility of $1 million, $3 million and $10 million, respectively, to interest expense on our consolidated statements of operations. In connection with the amendments to our Credit Facility in 2020, we incurred additional lender fees and debt financing costs totaling $7 million, which were capitalized as deferred financing costs and recorded to other long-term assets on the consolidated balance sheet, while $2 million of previously deferred financing costs related to the Credit Facility were immediately recognized to interest expense on our consolidated statement of operations for the year ended December 31, 2020. As of December 31, 2022 and 2021, the Company had $2 million and $4 million, respectively, remaining in deferred financing costs in connection with the Credit Facility. These costs will be amortized over the remaining term of the Credit Facility, using the effective interest rate method, and recorded to interest expense on our consolidated statement of operations.

There is no specific repayment date prior to the maturity date for any borrowings under the Credit Agreement. We may voluntarily repay any outstanding borrowing under the Credit Facility at any time without premium or penalty, other than customary breakage costs with respect to Eurocurrency loans. Additionally, the Company believes that the likelihood of the lender exercising any subjective acceleration rights, which would permit the lenders to accelerate repayment of any outstanding borrowings, is remote. As such, we classify any borrowings under this facility as long-term debt. The Credit Agreement contains a number of covenants that, among other things, restrict our ability to incur additional indebtedness, create liens, enter into sale and leaseback transactions, engage in mergers or consolidations, sell or transfer assets, pay dividends and distributions, make investments, loans or advances, prepay certain subordinated indebtedness, make certain acquisitions, engage in certain transactions with affiliates, amend material agreements governing certain subordinated indebtedness, and change our fiscal year. The Credit Agreement also limits the Company from repurchasing shares of its common stock and paying dividends, among other restrictions, during the Leverage Covenant Holiday. In addition, to secure the obligations under the Credit Agreement, the Company and certain subsidiaries have granted security interests and liens in and on substantially all of their assets as well as pledged shares of certain of the Company's subsidiaries. The Credit Agreement also contains certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the Credit Agreement will be entitled to take various actions, including the acceleration of all amounts due under the Credit Facility. As of December 31, 2022 and 2021, we were in compliance with our covenants.

2025 Senior Notes

On July 9, 2020, the Company completed the sale of $500 million aggregate principal amount of 7.0% Senior Notes due 2025 (the "2025 Senior Notes"), pursuant to a purchase agreement, dated July 7, 2020, among the Company, the guarantors party thereto and the initial purchasers party thereto in a private offering to qualified institutional buyers. The 2025 Senior Notes were issued pursuant to an indenture, dated July 9, 2020 (the "2025 Indenture"), among the Company, the guarantors and the trustee. The 2025 Indenture provides, among other things, that interest is payable on the 2025 Senior Notes semiannually on January 15 and July 15 of each year, which began on January 15, 2021, and continue until their maturity date of July 15, 2025. The 2025 Senior Notes are senior unsecured obligations of the Company and are guaranteed by certain of the Company's domestic subsidiaries.

The Company has the option to redeem all or a portion of the 2025 Senior Notes at any time on or after July 15, 2022 at the redemption prices set forth in the 2025 Indenture, plus accrued and unpaid interest, if any. Subject to certain limitations, in the event of a Change of Control Triggering Event (as defined in the 2025 Indenture), the Company will be required to make an offer to purchase the 2025 Senior Notes at a price equal to 101% of the aggregate principal amount of the 2025 Senior Notes repurchased, plus accrued and unpaid interest, if any, to the date of repurchase. These features have been evaluated as embedded derivatives under GAAP; however, the Company has concluded they do not meet the requirements to be accounted for separately.

As of both December 31, 2022 and 2021, unpaid interest on our 2025 Senior Notes totaled approximately $16 million and was included in accrued expenses and other current liabilities on our consolidated balance sheets, and $35 million, $35 million and $17 million was recorded as interest expense on our consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020, respectively. In the third quarter of 2020, the Company used all proceeds from the 2025 Senior Notes to repay a portion of our Credit Facility outstanding borrowings.

The 2025 Indenture contains covenants that, among other things and subject to certain exceptions and qualifications, restrict the ability of the Company and the ability of certain of its subsidiaries to incur or guarantee additional indebtedness or issue disqualified stock or certain preferred stock; pay dividends and make other distributions or repurchase stock; make certain investments; create or incur liens; sell assets; create restrictions affecting the ability of restricted subsidiaries to make distributions, loans or advances or transfer assets to the Company or the restricted subsidiaries; enter into certain transactions with the Company's affiliates; designate restricted subsidiaries as unrestricted subsidiaries; and merge, consolidate or transfer or sell all or substantially all of the Company's assets.

2026 Senior Notes

On March 25, 2021, we entered into a purchase agreement for the sale of $300 million aggregate principal amount of 0.25% Convertible 2026 Senior Notes due 2026 (the "2026 Senior Notes") in a private offering to qualified institutional buyers. The 2026 Senior Notes included an over-allotment option that provided the initial purchasers of the 2026 Senior Notes with the option to purchase an additional $45 million aggregate principal amount of the 2026 Senior Notes; such over-allotment option was fully exercised. In connection with the issuance of the 2026 Senior Notes, the Company entered into an Indenture, dated March 25, 2021 (the "2026 Indenture"), among the Company, the guarantors party thereto and the trustee. The terms of the 2026 Senior Notes are governed by the 2026 Indenture. The 2026 Senior Notes mature on April 1, 2026, unless earlier converted, redeemed or repurchased. The 2026 Senior Notes are senior unsecured obligations of the Company, although guaranteed by certain of the Company's domestic subsidiaries, with interest payable semiannually in arrears on April 1 and October 1 of each year, which began on October 1, 2021. As of December 31, 2022 and 2021, unpaid interest on our 2026 Senior Notes was not material.

The 2026 Senior Notes will be redeemable, in whole or in part, at our option at any time, and from time to time, on or after April 1, 2024 and on or before the 30th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the 2026 Senior Notes to be redeemed, plus accrued and unpaid interest, if any, but only if the last reported sale price per share of our common stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice. In addition, calling any such note for redemption will constitute a make-whole fundamental change with respect to that note, in which case the conversion rate applicable to the conversion of that note will be increased in certain circumstances if it is converted after it is called for redemption.

The 2026 Senior Notes are unconditionally guaranteed, on a joint and several basis, by the guarantors on a senior, unsecured basis. The 2026 Senior Notes are our general senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, and senior in right of payment to all of our future subordinated indebtedness. The 2026 Senior Notes will be effectively subordinated to any of our existing and future secured indebtedness, including borrowings under the Credit Facility, to the extent of the value of the assets securing such indebtedness.

Holders may convert their 2026 Senior Notes at any time prior to the close of business on the business day immediately preceding January 1, 2026, in multiples of $1,000 principal amount, only under the following conditions and circumstances:

- during any calendar quarter commencing after the calendar quarter ending on June 30, 2021 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

- during the five business day period after any five consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of 2026 Senior Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; or

- upon the occurrence of specified corporate events as described in the 2026 Indenture.

In addition, holders may convert their 2026 Senior Notes, in multiples of $1,000 principal amount, at their option at any time beginning on or after January 1, 2026, and prior to the close of business on the second scheduled trading day immediately preceding the stated maturity date of the 2026 Senior Notes, without regard to the foregoing circumstances.

The initial conversion rate for the 2026 Senior Notes is 13.5483 shares of common stock per $1,000 principal amount of 2026 Senior Notes, which is equivalent to an initial conversion price of approximately $73.81 per share of common stock, or approximately 4.7 million shares of common stock, subject to adjustment upon the occurrence of certain specified events as set forth in the 2026 Indenture. Upon conversion, the Company may choose to pay or deliver, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock.

The Company accounts for the 2026 Senior Notes as a liability measured at its amortized cost, and no other features of the 2026 Senior Notes are bifurcated and recognized as a derivative. The proceeds from the issuance of the 2026 Senior Notes were approximately $340 million, net of debt issuance costs of $5 million comprised primarily of the initial purchasers' discount, and the Company used a portion of the proceeds from the 2026 Senior Notes to enter into capped call transactions, as discussed below. The Company intends to use the remainder of the proceeds from this offering for general corporate purposes, which may include repayment of debt, including the partial redemption and/or purchase of our 2025 Senior Notes prior to maturity. The debt issuance costs will be amortized over the remaining term of the 2026 Senior Notes, using the effective interest rate method, and recorded to interest expense on our consolidated statement of operations. During the years ended December 31, 2022 and 2021, our effective interest rate on our 2026 Senior Notes, including debt issuance costs, was approximately 0.47% and 0.53%, respectively, and $1 million was recorded as interest expense on our consolidated statements of operations for both the years ended December 31, 2022 and 2021.

The 2026 Senior Notes are unsecured and do not contain any financial covenants, restrictions on dividends, incurrence of senior debt or other indebtedness, or restrictions on the issuance or repurchase of securities by the Company.

Capped Call Transactions

In connection with the issuance of the 2026 Senior Notes, the Company entered into privately negotiated capped call transactions (the "Capped Calls") with certain of the initial purchasers of the 2026 Senior Notes and/or their respective affiliates and/or other financial institutions (the "Option Counterparties") at a cost of approximately $35 million. The Capped Calls are separate transactions entered into by the Company with each of the Option Counterparties, and are not part of the terms of the 2026 Senior Notes and therefore will not affect any noteholder's rights under the 2026 Senior Notes. Noteholders will not have any rights with respect to the Capped Calls.

The Capped Calls cover, subject to anti-dilution adjustments, substantially similar to those applicable to the conversion rate of the 2026 Senior Notes, the number of shares of common stock initially underlying the 2026 Senior Notes, or up to approximately 4.7 million shares of our common stock. The Capped Calls are expected generally to reduce potential dilution to the common stock upon any conversion of 2026 Senior Notes and/or offset any potential cash payments the Company is required to make in excess of the principal amount of such converted 2026 Senior Notes, as the case may be, with such reduction and/or offset subject to a cap. The strike price of the

Capped Calls is $73.81, while the cap price of the Capped Calls will initially be $107.36 per share of our common stock, which represents a premium of 100% over the close price of our common stock of $53.68 per share on March 22, 2021 and is subject to certain customary adjustments under the terms of the Capped Calls.

The Capped Calls are considered indexed to our own stock and are considered equity classified under GAAP, and included as a reduction to additional paid-in-capital within stockholders' equity on our consolidated balance sheets as of both December 31, 2022 and 2021. The Capped Calls are not accounted for as derivatives and their fair value is not remeasured each reporting period. In addition, upon entering into the Capped Calls we recorded an associated deferred tax asset of $9 million, as we made an income tax election allowable under the IRS regulations in order to recover the cost of the Capped Calls as interest expense for income tax purposes only over the term of the 2026 Senior Notes.

NOTE 10: OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following for the periods presented:

	December 31, 2022		December 31, 2021	
	(in millions)			
Unrecognized tax benefits (1)	$	204	$	177
Deferred gain on equity method investment (2)		28		31
Long-term income taxes payable (3)		27		2
Other		6		5
Total	$	265	$	215

(1) Refer to "Note 11: *Income Taxes*" for information regarding our unrecognized tax benefits. Amounts include accrued interest related to this liability.
(2) Amount relates to long-term portion of a deferred income liability recorded as a result of an equity method investment made in the fourth quarter of 2019. Refer to "Note 4: *Financial Instruments and Fair Value Measurements*" for additional information.
(3) Amount relates to the long-term portion of transition tax payable related to the 2017 Tax Act. Refer to "Note 11: *Income Taxes*," for additional information.

NOTE 11: INCOME TAXES

The following table presents a summary of our domestic and foreign income (loss) before income taxes for the periods presented:

	Year Ended December 31,					
	2022		2021		2020	
	(in millions)					
Domestic	$	37	$	(127)	$	(262)
Foreign		30		(58)		(107)
Income (loss) before income taxes	$	67	$	(185)	$	(369)

The components of our provision (benefit) for income taxes consisted of the following for the periods presented:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in millions)		
Current income tax expense (benefit):			
Federal	$ 37	$ 6	$ (73)
State	3	(1)	(3)
Foreign	26	2	(3)
Current income tax expense (benefit)	66	7	(79)
Deferred income tax expense (benefit):			
Federal	(19)	(21)	13
State	1	(5)	(10)
Foreign	(1)	(18)	(4)
Deferred income tax expense (benefit)	(19)	(44)	(1)
Provision (benefit) for income taxes	$ 47	$ (37)	$ (80)

The significant components of our deferred tax assets and deferred tax liabilities consisted of the following for the periods presented:

	December 31,	
	2022	**2021**
	(in millions)	
Deferred tax assets:		
Stock-based compensation	$ 28	$ 31
Net operating loss carryforwards	83	102
Provision for accrued expenses	6	4
Lease financing obligation	17	20
Foreign advertising spend	14	15
Tax credit carryforward	7	12
Capitalized research expenses (1)	39	—
Interest carryforward	53	71
Other	19	15
Total deferred tax assets	$ 266	$ 270
Less: valuation allowance	(114)	(123)
Net deferred tax assets	$ 152	$ 147
Deferred tax liabilities:		
Intangible assets	$ (48)	$ (51)
Property and equipment	(6)	(22)
Prepaid expenses	(4)	(3)
Building - corporate headquarters	(16)	(17)
Other	(1)	(1)
Total deferred tax liabilities	$ (75)	$ (94)
Net deferred tax asset (liability)	$ 77	$ 53

(1)   As required by the 2017 tax Cuts and Jobs Act, effective January 1, 2022, our research and development expenditures were capitalized and amortized, which resulted in a deferred tax asset.

At December 31, 2022, we had federal, state, and foreign net operating loss carryforwards ("NOLs") of approximately $2 million, $97 million, and $306 million, respectively. U.S. federal NOLs of $2 million expire at various times starting from 2029. State NOLs of $13 million may be carried forward indefinitely, while the remaining state NOLs of $84 million expire at various times starting from 2024. Foreign NOLs of $302 million may be carried forward indefinitely, while the remaining foreign NOLs of $4 million expire at various times starting from 2023.

As of December 31, 2022, we had a valuation allowance of approximately $114 million related to certain NOL carryforwards and other foreign deferred tax assets for which it is more likely than not, the tax benefit will not be realized. This amount represented a decrease of $9 million, as compared to the balance as of December 31, 2021. The decrease was primarily related to a change in a deferred tax asset in our U.K. subsidiaries.

Except for such foreign deferred tax assets, discussed above, we expect to realize all of our deferred tax assets. Due to the negative impact from COVID-19 in recent years and the continued risks and uncertainties that remain, in addition to economic uncertainty of a potential U.S. recession and global inflationary pressures, we will continue to monitor our financial performance to determine if the valuation allowance against our deferred tax assets may be necessary in the future.

A reconciliation of the provision (benefit) for income taxes to the amounts computed by applying the statutory federal income tax rate to income (loss) before income taxes is as follows for the periods presented:

| | Year Ended December 31, | | |
| | 2022 | 2021 | 2020 |
	(in millions)		
Income tax expense at the federal statutory rate	$ 14	$ (39)	$ (77)
Foreign rate differential (1)	—	(14)	(9)
State income taxes, net of effect of federal tax benefit	5	(2)	(11)
Unrecognized tax benefits and related interest	17	4	4
Rate differential on US NOL carryback (2)	—	—	(23)
Research tax credit	(2)	(7)	(9)
Stock-based compensation	11	(1)	14
Change in valuation allowance	5	8	25
Local income tax on intercompany transaction	—	—	1
Executive compensation	1	6	6
Other, net	(4)	8	(1)
Provision (benefit) for income taxes	$ 47	$ (37)	$ (80)

(1) During 2021, we extinguished intercompany debt which resulted in a reduction of our overall foreign rate differential.
(2) As a result of the CARES Act, an income tax benefit of $23 million was recorded during the year ended December 31, 2020 related to the income tax rate differential in tax years applicable to U.S. loss carryforwards that became eligible for carryback.

The CARES Act allowed the Company to carryback our U.S. federal NOLs incurred in 2020, generating an expected U.S. federal tax benefit of $76 million, of which $64 million was refunded during the year ended December 31, 2022. The remaining refund of $12 million is included in income taxes payable on our consolidated balance sheet as of December 31, 2022 and is expected to be received during the year ending December 31, 2023. In addition, $25 million of this refund received was recorded to long-term taxes payable on our consolidated balance sheet as of December 31, 2022, which reflects future transition tax payments to be made by the Company related to the 2017 Tax Act.

In addition, certain governments have passed legislation to assist businesses during the COVID-19 pandemic through loans, wage subsidies, wage tax relief or other financial aid. We participated in several of these programs, including the CARES Act in the U.S., the United Kingdom's job retention scheme, as well as similar programs in other global jurisdictions. In addition, in certain countries, such as within the European Union, Singapore, Australia, and other global jurisdictions, we also participated in programs where government assistance was in the form of wage subsidies and reductions in wage-related employer taxes paid by us. We recognize these government assistance benefits when there is a reasonable assurance of compliance with the conditions associated with the assistance and the amount is received. During the years ended December 31, 2022, 2021 and 2020, we recognized government grants and other assistance benefits of $12 million, $9 million and $12 million, respectively. These amounts are not income tax related and were recorded as a reduction of personnel and overhead costs within operating costs in the consolidated statements of operations. The Company does not expect any additional future benefits of this nature.

Due to the one-time transition tax on the deemed repatriation of undistributed foreign subsidiary earnings and profits in 2017, the majority of previously unremitted earnings have been subjected to U.S. federal income tax. To the extent future distributions from these subsidiaries will be taxable, a deferred tax liability has been accrued which was not material as of December 31, 2022. As of December 31, 2022, $445 million of our cumulative undistributed foreign earnings were no longer considered to be indefinitely reinvested.

For purposes of governing certain of the ongoing relationships between Tripadvisor and Expedia at and after the Spin-Off, and to provide for an orderly transition, Tripadvisor and Expedia entered into various agreements at the time of the Spin-Off, which Tripadvisor has satisfied its obligations. However, Tripadvisor continues to be subject to certain post Spin-Off obligations under the Tax Sharing Agreement. Under the Tax Sharing Agreement between Tripadvisor and Expedia, Tripadvisor is generally required to indemnify Expedia for any taxes resulting from the Spin-Off (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts resulted from (i) any act or failure to act by Tripadvisor described in the covenants in the tax sharing agreement, (ii) any acquisition of Tripadvisor equity securities or assets or those of a member of the Tripadvisor group, or (iii) any failure of the representations with respect to Tripadvisor or any member of our group to be true or any breach by Tripadvisor or any member of the Tripadvisor group of any covenant, in each case, which is contained in the separation documents or in the documents relating to the IRS private letter ruling and/or the opinion of counsel. The full text of the Tax Sharing Agreement is incorporated by reference in this Annual Report on Form 10-K as Exhibit 10.2.

By virtue of consolidated income tax returns previously filed with Expedia, we are currently under an IRS audit for the 2009, 2010 and short-period 2011 tax years. We are separately under examination by the IRS for the 2014 through 2016, and 2018 tax years, and have various ongoing audits for foreign and state income tax returns. These audits include questioning the timing and amount of income and deductions and the allocation of income among various tax jurisdictions. These examinations may lead to proposed or ordinary course adjustments to our taxes. We are no longer subject to tax examinations by tax authorities for years prior to 2009. As of December 31, 2022, no material assessments have resulted, except as noted below regarding our 2009, 2010, and 2011 IRS audit with Expedia, our 2014 through 2016 standalone IRS audit, and our 2012 through 2016 HM Revenue & Customs ("HMRC") audit.

In January 2017 and April 2019, as part of the IRS audit of Expedia, we received Notices of Proposed Adjustment from the IRS for the 2009, 2010, and 2011 tax years. Subsequently, in August 2020, we received Notices of Proposed Adjustment from the IRS for the 2014, 2015, and 2016 tax years. The statute of limitation of assessment for all years subject to the Notices of Proposed Adjustment outlined above remain open. These proposed adjustments are related to certain transfer pricing arrangements with our foreign subsidiaries and would result in an increase to our worldwide income tax expense, for the open tax years, in an estimated range of $85 million to $95 million at the close of the audit if the IRS prevails, which includes $20 million to $30 million related to the 2009 through 2011 pre Spin-Off tax years. The estimated ranges take into consideration competent authority relief and transition tax regulations and is exclusive of deferred tax consequences and interest expense, which would be significant. We disagree with the proposed adjustments, and we intend to defend our position through applicable administrative and, if necessary, judicial remedies. Our policy is to review and update tax reserves as facts and circumstances change. Based on our interpretation of the regulations and available case law, we believe the position we have taken with regard to transfer pricing with our foreign subsidiaries is sustainable. In addition to the risk of additional tax for the open years outlined above, if the IRS were to seek transfer pricing adjustments of a similar nature for transactions in subsequent years, we would be subject to significant additional tax liabilities. We have previously requested competent authority assistance under the Mutual Agreement Procedure ("MAP") for open tax years 2009 through 2011 and 2014 through 2016. We evaluated our transfer pricing reserves as of December 31, 2022, based on the facts and circumstances that existed as of the reporting date and consider them to be the Company's best estimate as of December 31, 2022. In January 2023, we received a final notice regarding a MAP settlement for the 2009 through 2011 tax years, which we accepted in February 2023. In the first quarter of 2023, we will record additional income tax expense as a discrete item, inclusive of interest, in an estimated range of $25 million to $35 million specifically related to this settlement. This MAP settlement supersedes the Notices of Proposed Adjustment for 2009 through 2011 from the IRS, described above. We will review the impact of the acceptance of this settlement position to our transfer pricing income tax reserves for the subsequent tax years during the first quarter of 2023. Based on this new information received subsequent to year end, adjustments may occur, which could be material.

In January 2021, we received from HMRC an issue closure notice relating to adjustments for 2012 through 2016 tax years. These proposed adjustments are related to certain transfer pricing arrangements with our foreign subsidiaries and would result in an increase to our worldwide income tax expense in an estimated range of $25 million to $35 million, exclusive of interest expense, at the close of the audit if HMRC prevails. We disagree with the proposed adjustments and we intend to defend our position through applicable administrative and, if necessary, judicial remedies. Our policy is to review and update tax reserves as facts and circumstances change. Based on our interpretation of the regulations and available case law, we believe the position we have taken with regard to transfer pricing with our foreign subsidiaries is sustainable.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits (excluding interest and penalties) is as follows during the periods presented:

		December 31,				
		2022		2021		2020
		(in millions)				
Balance, beginning of year	$	144	$	144	$	140
Increases to tax positions related to the current year		5		5		3
Increases to tax positions related to the prior year		29		1		1
Decreases due to lapsed statute of limitations		(20)		—		—
Decreases due to tax positions related to the prior year		(1)		—		—
Settlements during current year		—		(6)		—
Balance, end of year	$	157	$	144	$	144

As of December 31, 2022, we had $204 million of unrecognized tax benefits, inclusive of interest, which is classified as long-term and primarily included in other long-term liabilities on our consolidated balance sheet. The amount of unrecognized tax benefits, if recognized, would reduce income tax expense by $74 million, due to correlative adjustments in other tax jurisdictions. We recognize interest and penalties related to unrecognized tax benefits in income tax expense on our consolidated statement of operations. As of December 31, 2022 and 2021, total gross interest accrued was $47 million and $39 million, respectively, and was recorded in unrecognized tax benefits in other long-term liabilities on the consolidated balance sheets. As a result of the impact of the IRS audit described above, we anticipate a material adjustment to these reserves in 2023.

NOTE 12: COMMITMENTS AND CONTINGENCIES

As of December 31, 2022, we have contractual obligations and commercial commitments that include expected interest payments on our 2026 Senior Notes and 2025 Senior Notes, expected commitment fees on our Credit Facility, and non-cancellable long-term purchase obligations, as summarized in the table below. The expected amounts and timing of payments discussed below were estimated based on information available to us as of December 31, 2022.

			By Period						
		Total		Less than 1 year		1 to 3 years	3 to 5 years		More than 5 years
				(in millions)					
Expected interest payments on 2025 Senior Notes (1)	$	90	$	35	$	55	$	—	$ —
Expected interest payments on 2026 Senior Notes (2)		3		1		2		—	—
Expected commitment fee payments on Credit Facility (3)		3		2		1		—	—
Purchase obligations and other (4)		39		21		16	1		1
Total (5)	$	135	$	59	$	74	$	1	$ 1

(1) Expected interest payments on our 2025 Senior Notes are based on a fixed interest rate of 7.0%, as of December 31, 2022 and assumes that our existing debt is repaid at maturity. Refer to "Note 9: *Debt*" for additional information on our 2025 Senior Notes.

(2) Expected interest payments on our 2026 Senior Notes are based on a fixed interest rate of 0.25%, as of December 31, 2022 and assumes that our existing debt is repaid at maturity. Refer to "Note 9: *Debt*" for additional information on our 2026 Senior Notes.

(3) Expected commitment fee payments are based on the daily unused portion of our Credit Facility, issued letters of credit, and the effective commitment fee rate as of December 31, 2022; however, these variables could change significantly in the future. Refer to "Note 9: *Debt*" for additional information on our Credit Facility.

(4) Estimated purchase obligations that are fixed and determinable, primarily related to telecommunication and licensing contracts, with various expiration dates through approximately June 2029. These contracts have non-cancelable terms or are cancelable only upon payment of significant penalty. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

(5) Excluded from the table was $4 million of undrawn standby letters of credit, primarily as security deposits for certain property leases as of December 31, 2022.

Legal Proceedings

In the ordinary course of business, we are party to legal, regulatory and administrative matters, including threats thereof, arising out of, or in connection with our operations. These matters may involve claims involving intellectual property rights (including privacy, alleged infringement of third-party intellectual property rights), tax matters (including value-added, excise, transient occupancy and accommodation taxes), regulatory compliance (including competition and consumer protection matters), defamation and reputational claims, personal injury claims, labor and employment matters and commercial disputes. Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. We record the estimated loss in our consolidated statements of operations when (i) it is probable that an asset has been impaired or a liability has been incurred; and (ii) the amount of the loss can be reasonably estimated and is material. We provide disclosures in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the consolidated financial statements. We base accruals on the best information available at the time which can be highly subjective. Although occasional adverse decisions or settlements may occur, we do not believe that the final disposition of any of these matters will have a material adverse effect on our business. However, the final outcome of these matters could vary significantly from our estimates. Finally, there may be claims or actions pending or threatened against us of which we are currently not aware and the ultimate disposition of which could have a material adverse effect on us. All legal fees incurred by the Company related to any regulatory and legal matters are expensed in the period incurred.

Income and Non-Income Taxes

We are under audit by the IRS and various other domestic and foreign tax authorities with regards to income tax and non-income tax matters. We have reserved for potential adjustments that may result from examinations by, or any negotiated agreements with, these tax authorities. Although we believe our tax estimates are reasonable, the final determination of audits could be materially different from our historical tax provisions and accruals. The results of an audit could have a material effect on our financial position, results of operations, or cash flows in the period for which that determination is made. Refer to "Note 11: *Income Taxes*" for further information on potential contingencies surrounding income taxes.

NOTE 13: EMPLOYEE BENEFIT PLANS

Retirement Savings Plan

The Tripadvisor Retirement Savings Plan (the "401(k) Plan"), qualifies under Section 401(k) of the Internal Revenue Code. The 401(k) Plan allows participating employees, which includes most of our U.S. employees, to make contributions of a specified percentage of their eligible compensation. Participating employees may contribute up to 50% of their eligible salary on a pre-tax basis, but not more than statutory limits. Employee-participants age 50 and over may also contribute an additional amount of their salary on a pre-tax tax basis up to the IRS Catch-Up Provision Limit (or "catch-up contributions"). Employees may also contribute into the 401(k) Plan on an after-tax basis up (or "Roth 401(k) contributions") to an annual maximum of 10%. The 401(k) Plan has an automatic enrollment feature at 6% pre-tax. We match 50% of the first 6% of employee contributions to the plan for a maximum employer contribution of 3% of a participant's eligible earnings. The catch-up contributions are not eligible for employer matching contributions. The matching contributions portion of an employee's account, vests after two years of service. Additionally, at the end of the 401(k) Plan year, we make a discretionary matching contribution to eligible participants. This additional discretionary matching employer contribution (or "true up") is limited to match only contributions up to 3% of eligible compensation.

We also have various defined contribution plans for our non-U.S. employees. Our contribution to the 401(k) Plan and our non-U.S. defined contribution plans which are recorded in our consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020 were $11 million, $10 million, and $11 million, respectively.

Deferred Compensation Plan for Non-Employee Directors

The Company has a Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan"). Under the Deferred Compensation Plan, eligible directors who defer their directors' fees may elect to have such deferred fees (i) applied to the purchase of share units, representing the number of shares of our common stock that could have been purchased on the date such fees would otherwise be payable, or (ii) credited to a cash fund. The cash fund will be credited with interest at an annual rate equal to the weighted average prime or base lending rate of a financial institution selected in accordance with the terms of the Deferred Compensation Plan and applicable law. Upon termination of service as a director of Tripadvisor, a director will receive (i) with respect to share units, such number of shares of our common stock as the share units represent, and (ii) with respect to the cash fund, a cash payment. Payments upon termination will be made in either one lump sum or up to five annual installments, as elected by the eligible director at the time of the deferral election.

Under the Deferred Compensation Plan, 100,000 shares of Tripadvisor common stock are available for issuance to non-employee directors. From the inception of the Deferred Compensation Plan through December 31, 2022, a total of 557 shares have been issued for such purpose.

Executive Severance Plan and Summary Plan Description

The Company also maintains its Executive Severance Plan and Summary Plan Description (the "Severance Plan") which is applicable to certain employees of the Company and its subsidiaries. The Severance Plan formalizes and standardizes the Company's severance practices for certain designated employees (each, a "Participant" and, collectively, the "Participants"). Participants covered by the Severance Plan generally will be eligible to receive severance benefits in the event of a termination by the Company without Cause or, under certain circumstances, by the Participant for Good Reason. The severance benefits differ if there is a termination of employment in connection with a Change in Control. The severance benefits provided pursuant to the Severance Plan are determined based on the job classification of the Participants (as reflected in internal job profile designations) and, in certain cases, their years of service with the Company. During the years ended December 31, 2022, 2021 and 2020, respectively, we recognized $1 million, $1 million and $5 million of expense under the Severance Plan on our consolidated statements of operations.

NOTE 14: STOCK BASED AWARDS AND OTHER EQUITY INSTRUMENTS

Stock-based Compensation Expense

The following table presents the amount of stock-based compensation expense related to stock-based awards, primarily stock options and RSUs, on our consolidated statements of operations during the periods presented:

	Year ended December 31,		
	2022	**2021**	**2020**
		(in millions)	
Cost of revenue	$ 1	$ 1	$ 1
Selling and marketing	12	16	16
Technology and content	36	46	44
General and administrative	39	57	48
Total stock-based compensation expense	88	120	109
Income tax benefit from stock-based compensation expense	(18)	(23)	(23)
Total stock-based compensation expense, net of tax effect	$ 70	$ 97	$ 86

We capitalized $10 million, $13 million and $15 million of stock-based compensation expense as website development costs during the years ended December 31, 2022, 2021 and 2020, respectively.

Stock and Incentive Plans

On December 20, 2011, our 2011 Stock and Annual Incentive Plan (the "2011 Plan") became effective and we filed a Registration Statement registering a total of 17,500,000 shares of our common stock, of which 17,400,000 shares were issuable in connection with grants of equity-based awards under our 2011 Plan and 100,000 shares were issuable under our Deferred Compensation Plan for Non-Employee Directors (refer to "Note 13: *Employee Benefit Plans*" for information on our Deferred Compensation Plan for Non-Employee Directors). At our annual meeting of stockholders held on June 28, 2013, our stockholders approved an amendment to our 2011 Plan to, among other things, increase the aggregate number of shares of common stock authorized for issuance thereunder by 15,000,000 shares.

On June 21, 2018, our stockholders approved the 2018 Stock and Annual Incentive Plan (the "2018 Plan") and we filed a Registration Statement registering 6,000,000 shares plus the number of shares available for issuance (and not subject to outstanding awards) under the 2011 Plan. As of the effective date of the 2018 Plan, the Company ceased granting awards under the 2011 Plan. The 2018 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards to our directors, officers, employees and consultants.

On June 8, 2021, our stockholders approved an amendment to the Company's 2018 Plan to, among other things, increase the aggregate number of shares reserved and available for issuance under the 2018 Plan by 10,000,000 shares. The purpose of this amendment was to provide sufficient reserves of shares of our common stock to ensure our ability to continue to provide new hires, employees and management with equity incentives.

The foregoing summary of the material terms of the 2018 Plan is qualified in its entirety by reference to the 2018 Stock and Annual Incentive Plan and Amendment No. 1 incorporated herein by reference as Exhibit 10.4 and Exhibit 10.37, respectively, to this Annual Report on Form 10-K.

As of December 31, 2022, the total number of shares reserved for future stock-based awards under the 2018 Plan was approximately 11 million shares. All shares of common stock issued in respect of the exercise of options, RSUs, or other equity awards have been issued from authorized, but unissued common stock.

Stock Based Award Activity and Valuation

2022 Stock Option Activity

A summary of our stock option activity, consisting of service-based non-qualified stock options, is presented below:

	Options Outstanding (in thousands)		Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)		Aggregate Intrinsic Value (in millions)
Options outstanding as of December 31, 2021	5,671	$	47.03			
Granted (1)	841		20.00			
Exercised (2)	(13)		24.94			
Cancelled or expired	(1,037)		44.06			
Options outstanding as of December 31, 2022	5,462	$	43.48	5.1	$	—
Exercisable as of December 31, 2022	3,931	$	49.19	3.6	$	—
Vested and expected to vest after December 31, 2022 (3)	5,316	$	43.93	5.0	$	—

(1) Inclusive of approximately 516,000 stock options awarded to Matt Goldberg, our CEO, during July 2022. The estimated grant-date fair value per option, using a Black-Scholes option pricing model was $9.23. These stock options shall vest over four years, with 25% vesting on July 1, 2023 and 6.25% of the remaining award vesting in equal quarterly installments commencing thereafter, subject to the CEO's continuous employment with the Company. The estimated grant-date fair value of this award will be amortized on a straight-line basis over the requisite service period through July 1, 2026.

(2) Inclusive of approximately 10,000 stock options for the year ended December 31, 2022, which were not converted into shares due to net share settlement in order to cover the aggregate exercise price and the required amount of employee withholding taxes. Potential shares which had been convertible under stock options that were withheld under net share settlement remain in the authorized but unissued pool under the 2018 Plan and can be reissued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the consolidated statements of cash flows.

(3) The Company accounts for forfeitures as they occur, rather than estimate expected forfeitures as allowed under GAAP and therefore do not include a forfeiture rate in our vested and expected to vest calculation unless necessary for a performance condition award.

Aggregate intrinsic value represents the difference between the closing stock price of our common stock and the exercise price of outstanding, in-the-money options. Our closing stock price as reported on Nasdaq as of December 31, 2022 was $17.98. The total intrinsic value of stock options exercised for the year ended December 31, 2021 was $9 million, and for the years ended December 31, 2022 and 2020, was not material.

The fair value of stock option grants has been estimated at the date of grant using the Black–Scholes option pricing model with the following weighted average assumptions for the periods presented:

	December 31,		
	2022	2021	2020
Risk free interest rate	3.07%	0.83%	1.15%
Expected term (in years)	5.42	5.45	5.30
Expected volatility	51.63%	49.61%	43.39%
Expected dividend yield	— %	— %	— %
Weighted-average grant date fair value	$ 9.93	$ 18.40	$ 10.08

The total fair value of stock options vested for the years ended December 31, 2022, 2021 and 2020 were $16 million, $31 million, and $14 million, respectively. Cash received from stock option exercises for the year ended December 31, 2021 was $8 million, and for the years ended December 31, 2022 and 2020, was not material.

2022 RSU Activity

A summary of our restricted stock units ("RSUs") activity, consisting primarily of service-based vesting terms, is presented below:

	RSUs Outstanding (in thousands)	Weighted Average Grant-Date Fair Value Per Share	Aggregate Intrinsic Value (in millions)
Unvested RSUs outstanding as of December 31, 2021	5,786	$ 36.82	
Granted (1)	7,059	25.42	
Vested and released (2)	(3,086)	35.60	
Cancelled	(1,187)	32.96	
Unvested RSUs outstanding as of December 31, 2022 (3)	8,572	$ 28.41	$ 154

(1) Inclusive of approximately 258,000 RSUs awarded to our CEO during July 2022. The estimated grant-date fair value per RSU, based on the quoted price of our common stock on the date of grant, was $18.47. This service-based RSU award shall vest over four years, with 25% vesting on July 1, 2023 and 6.25% of the remaining award vesting in equal quarterly installments commencing thereafter, subject to the CEO's continuous employment with the Company. The estimated grant-date fair value of this award will be amortized on a straight-line basis over the requisite service period through July 1, 2026.

(2) Inclusive of approximately 820,000 RSUs for the year ended December 31, 2022, withheld due to net share settlement to satisfy required employee tax withholding requirements. Potential shares which had been convertible under RSUs that were withheld under net share settlement remain in the authorized but unissued pool under the 2018 Plan and can be reissued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the consolidated statements of cash flows.

(3) The Company accounts for forfeitures as they occur, rather than estimate expected forfeitures as allowed under GAAP and therefore do not include a forfeiture rate in our vested and expected to vest calculation unless necessary for a performance condition award.

On May 27, 2020 and July 15, 2020, the Compensation Committee of the Board of Directors, approved modifications to the Company's annual RSU and stock option grants, respectively, issued to its employees in the first quarter of 2020. Such modifications reduced the original grant-date vesting period from four years to two years.

We estimate these modifications resulted in the acceleration and recognition of an additional $17 million of stock-based compensation expense during the year ended December 31, 2020, given the modified vesting term. There was no change to the original fair value of the impacted RSUs or stock options as a result of this modification.

On December 31, 2021, the Section 16 Committee of our Board of Directors approved and granted to Stephen Kaufer, the Company's CEO at the time, the following: (i) stock option to purchase 115,200 shares of common stock, 25% of which vested and became exercisable on August 1, 2022, while the balance vests in quarterly installments over the following three years; with an estimated grant-date fair value per option of $12.59, using a Black-Scholes option pricing model; (ii) stock option to purchase 110,026 shares of common stock, which will vest and become exercisable in full on August 1, 2024; with an estimated grant-date fair value per option of $13.18, using a Black-Scholes option pricing model; and (iii) 106,382 RSUs, 25% of which vested and settled on August 1, 2022, while the balance vests in quarterly installments over the following three years, with an estimated grant-date fair value of $27.26 per RSU, based on the quoted price of our common stock on the date of grant. The estimated fair value of these awards totaled $6 million and was fully recognized as stock-based compensation expense to the consolidated statement of operations for the year ended December 31, 2021, given the Company concluded there was no substantive future requisite service condition for these awards that existed at grant date for GAAP purposes. During the year ended December 31, 2022, the Company reversed $3 million of this previously recorded stock-based compensation expense related to these awards as the Company concluded that certain awards scheduled to vest were no longer achievable as a result of new terms executed in Mr. Kaufer's Consulting Service Agreement entered into on May 3, 2022. The full text of this Consulting Service Agreement is incorporated by reference in this Annual Report on Form 10-K as Exhibit 10.45.

A summary of our market-based RSUs ("MSUs") activity is presented below:

	MSUs Outstanding (in thousands)		Weighted Average Grant-Date Fair Value Per Share		Aggregate Intrinsic Value (in millions)
Unvested MSUs outstanding as of December 31, 2021	120	$	28.15		
Granted (1)	592		10.00		
Cancelled (2)	(120)		28.15		
Unvested MSUs outstanding as of December 31, 2022	592	$	10.00	$	12

(1) Inclusive of approximately 378,000 MSUs awarded to our CEO during July 2022. A Monte-Carlo simulation model, which simulated the present value of the potential outcomes of future stock prices was used to calculate the grant-date fair value of our MSU awards. These MSUs shall vest on July 1, 2025, with 25% vesting if our stock price is equal to or greater than $35.00 but less than $45.00, 50% if our stock price is equal to or greater than $45.00 but less than $55.00 and 100% if our stock price is equal to or greater than $55.00, subject to the CEO's continuous employment with, or performance of services for, the Company. The estimated grant-date fair value of this award will be amortized on a straight-line basis over the requisite service period through July 1, 2026. All other MSU grants during the year, to various employees, contained similar vesting and performance conditions.

(2) MSU cancellations primarily reflect performance targets not being attained by the end of the performance period.

A Monte-Carlo simulation model, which simulated the present value of the potential outcomes of future stock prices was used to calculate the grant-date fair value of our MSU awards. The estimated grant-date fair value of these awards is amortized on a straight-line basis over the requisite service period.

Unrecognized Stock-Based Compensation

A summary of our remaining unrecognized compensation expense and the weighted average remaining amortization period at December 31, 2022 related to our non-vested equity awards is presented below (in millions, except in years information):

	Stock Options		RSUs/MSUs
Unrecognized compensation expense	$ 14	$	197
Weighted average period remaining (in years)	2.8		2.8

NOTE 15: STOCKHOLDERS' EQUITY

Preferred Stock

In addition to common stock, we are authorized to issue up to 100 million preferred shares, with $ 0.001 par value per share, with terms determined by our Board of Directors, without further action by our stockholders. As of December 31, 2022, no preferred shares had been issued.

Common Stock and Class B Common Stock

Our authorized common stock consists of 1.6 billion shares of common stock with par value of $0.001 per share, and 400 million shares of Class B common stock with par value of $0.001 per share. Both classes of common stock qualify for and share equally in dividends, if declared by our Board of Directors. Common stock is entitled to one vote per share and Class B common stock is entitled to 10 votes per share. Holders of Tripadvisor common stock, acting as a single class, are entitled to elect a number of directors equal to 25% of the total number of directors, rounded up to the next whole number, which was three directors as of December 31, 2022. Class B common stockholders may, at any time, convert their shares into common stock, on a one for one share basis. Upon conversion, the Class B common stock is retired and is not available for reissue. In the event of liquidation, dissolution, distribution of assets or winding-up of Tripadvisor the holders of both classes of common stock have equal rights to receive all the assets of Tripadvisor after the rights of the holders of the preferred stock have been satisfied. There were 146,891,538 and 128,046,924 shares of common stock issued and outstanding, respectively, and 12,799,999 shares of Class B common stock issued and outstanding at December 31, 2022.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) is comprised of accumulated foreign currency translation adjustments, as follows for the periods presented:

	December 31, 2022	December 31, 2021
	(in millions)	
Cumulative foreign currency translation adjustments, net of tax (1)	$ (82)	$ (56)
Accumulated other comprehensive income (loss)	$ (82)	$ (56)

(1) Deferred income tax liabilities related to these amounts are not material.

Treasury Stock

On November 1, 2019, our Board of Directors authorized the repurchase of an additional $100 million in shares of our common stock under our existing share repurchase program, which increased the amount available to the Company under this share repurchase program to $250 million.

During the year ended December 31, 2020, we repurchased 4,707,450 shares of our outstanding common stock at an average share price of $24.32 per share, exclusive of fees and commissions, or $115 million in the aggregate. During the years ended December 31, 2022 and 2021, the Company did not repurchase any shares of outstanding common stock under the share repurchase program.

As of December 31, 2022, we had $75 million remaining available to repurchase shares of our common stock under this share repurchase program, with 18,844,614 shares of the Company's common stock held in treasury with an aggregate cost of $722 million.

Our Board of Directors authorized and directed management, working with the Executive Committee of our Board of Directors, to affect the share repurchase program discussed above in compliance with applicable legal requirements. While the Board of Directors has not suspended or terminated the share repurchase program, the terms of the Credit Agreement currently limit the Company from engaging in share repurchases during the Leverage

Covenant Holiday and the terms of our 2025 Indenture also imposes certain limitations and restrictions on share repurchases. Refer to "Note 9: *Debt*" for further information about our Credit Agreement and our 2025 Indenture.

Dividends

During the years ended December 31, 2022, 2021 and 2020, our Board of Directors did not declare any dividends on our outstanding common stock. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend on our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors. Our ability to pay dividends is also limited by the terms of our Credit Agreement during the Leverage Covenant Holiday and our 2025 Indenture.

NOTE 16: EARNINGS PER SHARE

Basic Earnings Per Share Attributable to Common Stockholders

We compute basic earnings per share, or Basic EPS, by dividing net income (loss) by the weighted average number of common shares outstanding during the period. We compute the weighted average number of common shares outstanding during the reporting period using the total of common stock and Class B common stock outstanding as of the last day of the previous year end reporting period plus the weighted average of any additional shares issued and outstanding less the weighted average of any common shares repurchased during the reporting period.

Diluted Earnings Per Share Attributable to Common Stockholders

Diluted earnings per share, or Diluted EPS, includes the potential dilution of common equivalent shares outstanding that could occur from stock-based awards and other stock-based commitments using the treasury stock method. We compute Diluted EPS by dividing net income (loss) by the sum of the weighted average number of common and common equivalent shares outstanding during the period. We compute the weighted average number of common and common equivalent shares outstanding during the period using the sum of (i) the number of shares of common stock and Class B common stock used in the Basic EPS calculation as indicated above, (ii) if dilutive, the incremental weighted average common stock that we would issue upon the assumed exercise of outstanding common equivalent shares, primarily related to stock options and the vesting of restricted stock units using the treasury stock method, and (iii) if dilutive, performance-based and market-based awards based on the number of shares that would be issuable as of the end of the reporting period assuming the end of the reporting period was also the end of the contingency period.

Under the treasury stock method, the assumed proceeds calculation includes the actual proceeds to be received from the employee upon exercise of outstanding equity awards and the average unrecognized compensation cost during the period. The treasury stock method assumes that a company uses the proceeds from the exercise of an equity award to repurchase common stock at the average market price for the reporting period.

In periods of net income, shares of our common stock subject to the potential conversion of the 2026 Senior Notes outstanding during the period is also included in our weighted average number of shares outstanding used to calculate Diluted EPS using the if-converted method under GAAP, as share settlement is presumed. When the convertible notes are dilutive, interest expense, net of tax, is added back to net income attributable to common stockholders to calculate diluted net income per share. The Capped Calls are excluded from the calculation of Diluted EPS, as they would be antidilutive. However, upon conversion of the 2026 Senior Notes, unless the market price of our common stock exceeds the cap price, an exercise of the Capped Calls would generally offset any dilution from the 2026 Senior Notes from the conversion price up to the cap price. As of December 31, 2022 and 2021, the market price of a share of our common stock did not exceed the $107.36 cap price.

In periods of a net loss, common equivalent shares are excluded from the calculation of Diluted EPS as their inclusion would have an antidilutive effect. Accordingly, for periods in which we report a net loss, such as for the years ended December 31, 2021 and 2020, Diluted EPS is the same as Basic EPS, since dilutive common equivalent shares are not assumed to have been issued if their effect is antidilutive.

Below is a reconciliation of the weighted average number of shares of common stock outstanding in calculating Diluted EPS (shares in thousands and dollars in millions, except per share amounts) for the periods presented:

		Year ended December 31,				
		2022		2021		2020
Numerator:						
Net income (loss) used to compute Basic EPS	$	20	$	(148)	$	(289)
Interest expense on 2026 Senior Notes, net of tax		1		—		—
Net income (loss) used to compute Diluted EPS	$	21	$	(148)	$	(289)
Denominator:						
Weighted average shares used to compute Basic EPS		139,923		137,234		134,858
Weighted average effect of dilutive securities:						
Stock options		4		—		—
RSUs/MSUs		1,069		—		—
2026 Senior Notes (Note 9)		4,674		—		—
Weighted average shares used to compute Diluted EPS		145,670		137,234		134,858
Basic EPS	$	0.14	$	(1.08)	$	(2.14)
Diluted EPS	$	0.14	$	(1.08)	$	(2.14)

Potential common shares, consisting of outstanding stock options, RSUs, MSUs, and those issuable under the 2026 Senior Notes, totaling approximately 11.4 million, 16.1 million, and 13.7 million, for the years ended December 31, 2022, 2021 and 2020, respectively, have been excluded from the calculations of Diluted EPS because their effect would have been antidilutive. In addition, potential common shares of certain performance-based awards of approximately 0.3 million, 0.1 million, and 0.2 million, for the years ended December 31, 2022, 2021 and 2020, respectively, for which all targets required to trigger vesting had not been achieved, were excluded from the calculation of weighted average shares used to compute Diluted EPS for those reporting periods.

The earnings per share amounts are the same for common stock and Class B common stock because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. In addition, our non-vested RSUs and MSUs are entitled to dividend equivalents, which are payable to the holder subject to, and only upon vesting of, the underlying awards and are therefore forfeitable. Given such dividend equivalents are forfeitable, we do not consider them to be participating securities and, consequently, they are not subject to the two-class method of determining earnings per share.

NOTE 17: OTHER INCOME (EXPENSE), NET

Other income (expense), net, consists of the following for the periods presented:

		Year Ended December 31,				
		2022		2021		2020
		(in millions)				
Foreign currency exchange gains (losses), net (1)	$	(5)	$	(4)	$	5
Earnings (losses) from equity investment, net		(2)		(3)		(3)
Loss on sale/disposal of business (2)		—		—		(6)
Other, net		2		(3)		(4)
Total	$	(5)	$	(10)	$	(8)

(1) Foreign currency exchange gains (losses), net, are generally related to foreign exchange transaction gains and losses due to required conversion from transaction currency to functional currency, partially offset by foreign currency forward contract gains and losses.
(2) Related to loss on disposal on the sale of our SmarterTravel business during June 2020.

NOTE 18: RELATED PARTY TRANSACTIONS

Relationship between Liberty TripAdvisor Holdings, Inc. and Tripadvisor

LTRIP is a controlling stockholder of Tripadvisor. We consider LTRIP a related party. Refer to "Note 1: *Organization and Business Description*", which describes the evolution of our relationship with LTRIP, including LTRIP's stock ownership of Tripadvisor and deemed voting power as of December 31, 2022. We had no related party transactions with LTRIP during the years ended December 31, 2022, 2021 and 2020.

Relationship between Chelsea Investment Holding Company PTE Ltd. and Tripadvisor

Refer to the discussion regarding our equity method investment in Chelsea Investment Holding Company PTD Ltd. in the section titled "Non-Marketable Investments" within "Note 4: *Financial Instruments and Fair Value Measurements*" for a description of our relationship and existing commercial arrangements with Chelsea Investment Holding Company PTE Ltd and/or its subsidiaries. We had no material related party transactions with Chelsea Investment Holding Company PTE Ltd or its subsidiaries during the years ended December 31, 2022, 2021 and 2020.

NOTE 19: SEGMENT AND GEOGRAPHIC INFORMATION

In the second quarter of 2022, we revised our segment reporting structure. We now measure our business within three operating segments, which are also our reportable segments: (1) Tripadvisor Core; (2) Viator; and (3) TheFork. Our Tripadvisor Core segment includes the following revenue sources: (1) Tripadvisor-branded hotels – consisting of hotel meta revenue, primarily click-based advertising revenue, and hotel B2B revenue, which includes primarily subscription-based advertising and hotel sponsored placements revenue; (2) Tripadvisor-branded display and platform revenue – consisting primarily of display-based advertising revenue; (3) Tripadvisor experiences and dining revenue – consisting of intercompany (intersegment) revenue related to affiliate marketing commissions earned primarily from experience bookings, and to a lesser extent, restaurant reservation bookings on Tripadvisor-branded websites and mobile apps, fulfilled by Viator and TheFork segments, respectively, which are eliminated on a consolidated basis, in addition to external revenue generated from Tripadvisor restaurant service offerings; and (4) Other revenue – consisting of cruises, alternative accommodation rentals, flights, and rental cars revenue. The nature of the services provided and related revenue recognition policies are summarized by reportable segment in "Note 3: *Revenue Recognition*." All prior period segment disclosure information has been reclassified to conform to the current reporting structure in this Form 10-K. These reclassifications had no effect on our consolidated financial statements in any period. Our segment profit measure (Adjusted EBITDA), including its definition, and other information provided to our CODM remain consistent with prior periods, except for certain segment expense allocations, which are described below.

Our operating segments are determined based on how our CODM manages our business, regularly accesses information, and evaluates performance for operating decision-making purposes, including allocation of resources. Adjusted EBITDA is our segment profit measure and a key measure used by our CODM and Board of Directors to understand and evaluate the operating performance of our business and on which internal budgets and forecasts are based and approved. We define Adjusted EBITDA as net income (loss) plus: (1) (provision) benefit for income taxes; (2) other income (expense), net; (3) depreciation and amortization; (4) stock-based compensation and other stock-settled obligations; (5) goodwill, long-lived asset, and intangible asset impairments; (6) legal reserves and settlements; (7) restructuring and other related reorganization costs; and (8) non-recurring expenses and income.

Direct costs are included in the applicable operating segments, including certain corporate general and administrative personnel costs, which have been allocated to each segment. We base these allocations on time-spent analyses, headcount, and other allocation methods we believe are reasonable. We do not allocate certain shared expenses to our reportable segments, such as certain information system costs, technical infrastructure costs, and other costs supporting the Tripadvisor platform and operations, that we do not believe are a material driver of

individual segment performance, which is consistent with the financial information viewed by our CODM. We include these expenses in our Tripadvisor Core segment. Our allocation methodology is periodically evaluated and may change.

The following tables present our reportable segment information for the years ended December 31, 2022, 2021 and 2020 and includes a reconciliation of Adjusted EBITDA to Net income (loss). We record depreciation and amortization, stock-based compensation and other stock-settled obligations, goodwill, long-lived asset and intangible asset impairments, legal reserves and settlements, restructuring and other related reorganization costs, and other non-recurring expenses and income, net, which are excluded from segment operating performance, in Corporate and Eliminations. In addition, we do not report total assets, capital expenditures and related depreciation expense by segment as our CODM does not use this information to evaluate operating segment performance. Accordingly, we do not regularly provide such information by segment to our CODM.

Our segment disclosure includes intersegment revenues, which consist of affiliate marketing fees for services provided by our Tripadvisor Core segment to both our Viator and TheFork segments. These intersegment transactions are recorded by each segment at amounts that we believe approximate fair value as if the transactions were between third parties and, therefore, impact segment performance. However, the revenue and corresponding expense are eliminated in consolidation. The elimination of such intersegment transactions is included within Corporate and Eliminations in the table below.

	Year ended December 31, 2022				
	Tripadvisor Core (1)	Viator (2)	TheFork (3)	Corporate & Eliminations	Total
			(in millions)		
External revenue	$ 873	$ 493	$ 126	$ —	$ 1,492
Intersegment revenue	93	—	—	(93)	—
Total Revenue	$ 966	$ 493	$ 126	$ (93)	$ 1,492
Adjusted EBITDA	345	(11)	(39)	—	295
Depreciation and amortization				(97)	(97)
Stock-based compensation				(88)	(88)
Legal reserves and settlements				(1)	(1)
Non-recurring expenses (income) (4)				(8)	(8)
Operating income (loss)					101
Other income (expense), net					(34)
Income (loss) before income taxes					67
(Provision) benefit for income taxes					(47)
Net income (loss)					20

	Year ended December 31, 2021				
	Tripadvisor Core (1)	Viator (2)	TheFork (3)	Corporate & Eliminations	Total
			(in millions)		
External revenue	$ 633	$ 184	$ 85	$ —	$ 902
Intersegment revenue	32	—	—	(32)	—
Total Revenue	$ 665	$ 184	$ 85	$ (32)	$ 902
Adjusted EBITDA	177	(31)	(46)	—	100
Depreciation and amortization				(111)	(111)
Stock-based compensation				(120)	(120)
Operating income (loss)					(131)
Other income (expense), net					(54)
Income (loss) before income taxes					(185)
(Provision) benefit for income taxes					37
Net income (loss)					(148)

	Year ended December 31, 2020									
	Tripadvisor Core (1)		Viator (2)		TheFork (3)		Corporate & Eliminations		Total	
					(in millions)					
External revenue	$	463	$	55	$	86	$	—	$	604
Intersegment revenue		20		—		—		(20)		—
Total Revenue	$	483	$	55	$	86	$	(20)	$	604
Adjusted EBITDA		64		(72)		(43)		—		(51)
Depreciation and amortization								(125)		(125)
Stock-based compensation								(109)		(109)
Restructuring and other related reorganization costs								(41)		(41)
Impairment of goodwill								(3)		(3)
Operating income (loss)										(329)
Other income (expense), net										(40)
Income (loss) before income taxes										(369)
(Provision) benefit for income taxes										80
Net income (loss)										(289)

(1) Corporate general and administrative personnel costs of $5 million, $6 million and $4 million for the years ended December 31, 2022, 2021 and 2020, respectively, were allocated to the Viator and TheFork segments.

(2) Includes allocated corporate general and administrative personnel costs from our Tripadvisor Core segment of $2 million, $3 million and $2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(3) Includes allocated corporate general and administrative personnel costs from our Tripadvisor Core segment of $3 million, $3 million and $2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(4) The Company incurred a loss of approximately $8 million during the fourth quarter of 2022, as the result of external fraud. This loss was recorded to general and administrative expenses on the consolidated statement of operations for December 31, 2022. The Company considers such costs to be non-recurring in nature. To the extent the Company recovers any losses in future periods related to this incident, the Company plans to reduce Adjusted EBITDA by the recovery amount in that same period.

Product and Geographic Information

Our revenue sources within our Tripadvisor Core segment, including Tripadvisor-branded hotels revenue, Tripadvisor-branded display and platform revenue, Tripadvisor experiences and dining revenue, and Other revenue; which along with the Viator and TheFork revenue sources, comprise our products. Refer to "Note 3: *Revenue Recognition*" for our revenue by product.

The Company measures its geographic revenue information based on the physical location of the Tripadvisor subsidiary which generates the revenue, which is consistent with our measurement of long-lived physical assets, or property and equipment, net. As such, this geographic classification does not necessarily align with where the consumer resides, where the consumer is physically located while using the Company's services, or the location of the travel service provider, experience operator or restaurant.

The Company's revenue based on geographic location consists of the following for the periods presented:

	Year ended December 31,					
	2022		2021		2020	
			(in millions)			
Revenue						
United States	$	905	$	526	$	302
United Kingdom		402		259		169
All other countries		185		117		133
Total revenue	$	1,492	$	902	$	604

The Company's property and equipment, net for the United States and all other countries based on the geographic location of the assets consists of the following for the periods presented:

| | December 31, | |
| | 2022 | 2021 |
	(in millions)	
Property and equipment, net		
United States	$ 156	$ 178
All other countries	38	37
Total	$ 194	$ 215

Customer Concentrations

Refer to "Note 2: *Significant Accounting Policies*" under the section entitled "Certain Risks and Concentrations" for information regarding our major customer concentrations.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2022, our management, with the participation of our Chief Executive Officer and President and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based upon that evaluation, our Chief Executive Officer and President and our Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such material information is accumulated and communicated to our management, including our Chief Executive Officer and President and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with GAAP. Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and President and the Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting described in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company's management evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. Pursuant to Exchange Act Rule 13a-15(d) or 15d-15(d), management has concluded that, as of December 31, 2022, our internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee. KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in their report which is included below.

Limitations on Effectiveness of Controls and Procedures

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company have been detected.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Tripadvisor, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Tripadvisor, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 17, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Boston, Massachusetts
February 17, 2023

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required under this item is incorporated herein by reference to our 2023 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2022.

Item 11. Executive Compensation

The information required under this item is incorporated herein by reference to our 2023 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required under this item is incorporated herein by reference to our 2023 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required under this item is incorporated herein by reference to our 2023 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2022.

Item 14. Principal Accounting Fees and Services

The information required under this item is incorporated herein by reference to our 2023 Proxy Statement, which proxy statement will be filed with the SEC not later than 120 days after the close of our fiscal year ended December 31, 2022.

PART IV

Item 15. Exhibit and Financial Statement Schedules

(a) The following is filed as part of this Annual Report on Form 10-K:

1. *Consolidated Financial Statements*: The consolidated financial statements and report of independent registered public accounting firms required by this item are included in Part II, Item 8.

All other schedules are omitted because they are not applicable or not required, or because the required information is shown either in the consolidated financial statements or in the notes thereto.

(b) Exhibits:

Exhibit No.	Exhibit Description	Filed Here with	Incorporated by Reference			
			Form	SEC File No.	Exhibit No.	Filing Date
3.1	Restated Certificate of Incorporation of Tripadvisor, Inc.		8-K	001-35362	3.1	12/27/11
3.2	Amended and Restated Bylaws of Tripadvisor, Inc.		8-K	001-35362	3.2	12/27/11
3.3	Amendment No. 1 to Amended and Restated Bylaws of Tripadvisor, Inc.		8-K	001-35362	3.1	2/12/13
4.1	Specimen Tripadvisor, Inc. Common Stock Certificate		S-4/A	333-175828-01	4.6	10/24/11
4.2	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934		10-K	001-35362	4.2	2/19/20
4.3	Indenture, dated July 9, 2020, among Tripadvisor, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee (as successor trustee to Wilmington Trust, National Association)		8-K	001-35362	4.1	7/9/20
4.4	Form of Senior Note (included in Exhibit 4.1)		8-K	001-35362	4.2	7/9/20
4.5	Indenture, dated as of March 25, 2021, by and among Tripadvisor, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee		8-K	001-35362	4.1	3/25/21
4.6	Form of 0.25% Convertible Senior Notes due 2026 (included as Exhibit A to Exhibit 4.1)		8-K	001-35362	4.2	3/25/21
10.1	Governance Agreement, by and among Tripadvisor, Inc., Liberty Interactive Corporation and Barry Diller, dated as of December 20, 2011		8-K	001-35362	10.1	12/27/11
10.2	Tax Sharing Agreement by and between Tripadvisor, Inc. and Expedia, Inc., dated as of December 20, 2011		8-K	001-35362	10.2	12/27/11
10.3+	Amended and Restated Tripadvisor, Inc. 2011 Stock and Annual Incentive Plan		10-Q	001-35362	10.1	11/8/16
10.4+	Tripadvisor, Inc. 2018 Stock and Annual Incentive Plan		10-Q	001-35362	10.1	8/1/18
10.5+	Tripadvisor, Inc. Deferred Compensation Plan for Non-Employee Directors		S-8	333-178637	4.6	12/20/11

10.6	Corporate Headquarters Lease with Normandy Gap-V Needham Building 3, LLC, as landlord, dated as of June 20, 2013	10-Q	001-35362	10.1	7/24/13
10.7	Guaranty dated June 20, 2013 by Tripadvisor, Inc. for the benefit of Normandy Gap-V Needham Building 3, LLC, as landlord	10-Q	001-35362	10.2	7/24/13
10.8+	Employment Agreement between Tripadvisor LLC and Seth Kalvert, effective as of May 19, 2016	8-K	001-35362	10.1	5/23/16
10.9+	Amendment to Employment Agreement between Tripadvisor LLC and Seth Kalvert, dated as of February 19, 2018	10-K	001-35362	10.8	2/21/18
10.10+	Employment Agreement between Tripadvisor LLC and Stephen Kaufer, effective as of March 31, 2014	10-Q	001-35362	10.3	5/6/14
10.11+	Amendment to Employment Agreement between Tripadvisor LLC and Stephen Kaufer, effective as of November 28, 2017	10-K	001-35362	10.10	2/21/18
10.12+	Amended and Restated Option Agreement dated June 5, 2017 between Stephen Kaufer and Tripadvisor, Inc.	8-K	001-35362	10.1	6/8/17
10.13+	Stock Option Agreement (time-based) between Stephen Kaufer and Tripadvisor, Inc. dated November 28, 2017	10-K	001-35362	10.12	2/21/18
10.14+	RSU Agreement (time-based) between Stephen Kaufer and Tripadvisor, Inc. dated November 28, 2017	10-K	001-35362	10.13	2/21/18
10.15+	RSU Agreement (performance based (market)) between Stephen Kaufer and Tripadvisor, Inc. dated November 28, 2017	10-K	001-35362	10.14	2/21/18
10.16+	RSU Agreement (performance based (financial and strategic)) between Stephen Kaufer and Tripadvisor, Inc. dated November 28, 2017	10-K	001-35362	10.15	2/21/18
10.17+	Viator, Inc. 2010 Stock Incentive Plan	S-8	333-198726	99.1	9/12/14
10.19	Credit Agreement dated as of June 26, 2015 by and among Tripadvisor, Inc., Tripadvisor Holdings, LLC, Tripadvisor LLC, JPMorgan Chase Bank, N.A., as Administrative Agent; J.P. Morgan Europe Limited, as London Agent; Morgan Stanley Bank, N.A.; Bank of America, N.A.; BNP Paribas; SunTrust Bank; Wells Fargo Bank, National Association; Royal Bank of Canada; Barclays Bank PLC; U.S. Bank National Association; Citibank, N.A.; The Bank of Tokyo-Mitsubishi UFJ, Ltd.; Goldman Sachs Bank USA; and Deutsche Bank AG New York Branch	8-K	001-35362	10.1	6/30/15
10.20	First Amendment, dated as of May 12, 2017, by and among Tripadvisor, Inc., Tripadvisor Holdings, LLC, Tripadvisor LLC and other Subsidiary Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and J.P.Morgan Europe Limited, as London Agent	8-K	001-35362	10.1	5/15/17

10.21	Second Amendment, dated as of May 5, 2020, by and among Tripadvisor, Inc., Tripadvisor Holdings, LLC, Tripadvisor LLC, the other Borrowers party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and London Agent, BofA Securities, Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., SunTrust Robinson Humphrey, Inc., and U.S. Bank National Association, as Joint Lead Arrangers and Joint Bookrunners; Bank of America, N.A., BMO Capital Markets Corp., BNP Paribas Securities Corp., SunTrust Robinson Humphrey, Inc. and U.S. Bank National Association, as Co-Syndication Agents; and Barclays Bank PLC, Morgan Stanley Senior Funding, Inc. and Wells Fargo Bank, National Association, as Co-Documentation Agents.	8-K	001-35362	10.1	5/7/20
10.22	Third Amendment, dated as of December 17, 2020, by and among Tripadvisor, Inc., Tripadvisor Holdings, LLC, Tripadvisor LLC, the other Borrowers party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and London Agent, BofA Securities, Inc., BMO Capital markets Corp., BNP Paribas Securities Corp., Truist Securities, Inc., and U.S. Bank National Association, as Joint Lead Arrangers and Joint Bookrunners; Bank of America, N.A., BMO Capital Markets Corp., BNP Paribas Securities Corp., Truist Securities, Inc. and U.S. Bank National Association, as Co-Syndication Agents; and Barclays Bank PLC, Morgan Stanley Senior Funding, Inc. and Wells Fargo Bank, National Association, as Co-Documentation Agents.	8-K	001-35362	10.1	12/22/20
10.23+	Employment Agreement, dated as of October 6, 2015, between Tripadvisor, LLC and Ernst Teunissen	8-K	001-35362	10.1	10/8/15
10.24+	Amendment to Employment Agreement, dated as of November 28, 2017, between Tripadvisor, LLC and Ernst Teunissen	10-K	001-35362	10.21	2/21/18
10.25+	Second Amendment to Employment Agreement, dated as of May 8, 2020, between Tripadvisor, LLC and Ernst Teunissen	10-Q	001-35362	10.9	5/8/20
10.26+	Executive Severance Plan and Summary Plan Description	10-Q	001-35362	10.4	8/8/17
10.27	Form of Tripadvisor Media Group Master Advertising Insertion Order	10-K	001-35362	10.23	2/21/18
10.28+	Form of Option Agreement (Domestic)	10-Q	001-35362	10.2	5/6/21
10.29+	Form of Option Agreement (International)	10-Q	001-35362	10.3	5/6/21
10.30+	Form of Restricted Stock Unit Agreement (Domestic)	10-Q	001-35362	10.4	5/6/21
10.31+	Form of Restricted Stock Unit Agreement (International)	10-Q	001-35362	10.5	5/6/21

10.32+	Form of Restricted Stock Unit Agreement (French)	10-Q	001-35362	10.6	5/6/21
10.35+	Form of Restricted Stock Unit Agreement (Non-Employee Directors)	10-Q	001-35362	10.2	8/1/18
10.36	Governance Agreement dated as of November 6, 2019 between Tripadvisor, Inc. and Trip.com Group Limited	8-K	001-35362	10.1	11/6/19
10.37+	Amendment No. 1 to 2018 Stock and Annual Incentive Plan	8-K	001-35362	10.1	8/5/21
10.38+	Employment Agreement, dated as of March 29, 2021 between Tripadvisor, LLC and Seth Kalvert	10-Q	001-35362	10.7	5/6/21
10.39+	Offer Letter, dated as of September 14, 2018, between Tripadvisor, LLC and Lindsay Nelson	10-Q	001-35362	10.8	5/6/21
10.40+	Offer Letter, dated as of February 13, 2019, between Tripadvisor, LLC and Kanika Soni	10-K	001-35362	10.9	5/6/21
10.41	Form of Capped Call Confirmation	8-K	001-35362	10.1	3/25/21
10.42+	RSU Agreement (Time-Based) between Stephen Kaufer and Tripadvisor, Inc. dated as of December 31, 2021	10-Q	001-35362	10.1	5/4/22
10.43+	Option Agreement (Domestic) between Stephen Kaufer and Tripadvisor, Inc. dated as of December 31, 2021	10-Q	001-35362	10.2	5/4/22
10.44+	Employment Letter Agreement dated May 2, 2022 between Tripadvisor LLC and Matt Goldberg	8-K	001-35362	10.1	5/4/22
10.45+	Consulting Services Agreement dated May 3, 2022 between Tripadvisor LLC and Stephen Kaufer.	8-K	001-35362	10.2	5/4/22
10.46+	Employment Letter Agreement dated October 10, 2022 between Tripadvisor LLC and Michael Noonan	8-K	001-35362	10.1	10/11/22
10.47+	Transition Services Agreement dated October 10, 2022 between Tripadvisor LLC and Ernst Teunissen	8-K	001-35362	10.2	10/11/22
21.1	Subsidiaries of the Registrant	X			
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm	X			
24.1	Power of Attorney (included in signature page)	X			
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X			
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X			
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive	X			

Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.	X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).	X

+ *Indicates a management contract or a compensatory plan, contract or arrangement.*

Item 16. Form 10-K Summary

Not applicable.

Signatures

Pursuant to the requirements of the Section 13 or 15(d) of Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

TRIPADVISOR, INC.

By: /s/ MATT GOLDBERG
  Matt Goldberg
  Chief Executive Officer and
  President

February 17, 2023

POWER OF ATTORNEY

We, the undersigned officers and directors of Tripadvisor, Inc., hereby severally constitute and appoint Matt Goldberg and Michael Noonan, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all amendments to this report, and generally to do all things in our names and on our behalf in such capacities to enable Tripadvisor, Inc. to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of February 17, 2023.

Signature	Title
/s/ MATT GOLDBERG Matt Goldberg	Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ MICHAEL NOONAN Michael Noonan	Chief Financial Officer (Principal Financial Officer)
/s/ GEOFFREY GOUVALARIS Geoffrey Gouvalaris	Chief Accounting Officer (Principal Accounting Officer)
/s/ GREGORY B. MAFFEI Gregory B. Maffei	Chairman of the Board
/s/ TRYNKA SHINEMAN BLAKE Trynka Shineman Blake	Director
/s/ JAY C. HOAG Jay C. Hoag	Director
/s/ BETSY MORGAN Betsy Morgan	Director
/s/ GREG O'HARA Greg O'Hara	Director
/s/ JEREMY PHILIPS Jeremy Philips	Director
/s/ ALBERT E. ROSENTHALER Albert E. Rosenthaler	Director

/s/ JANE JIE SUN	Director
Jane Jie Sun	
/s/ ROBERT S. WIESENTHAL	Director
Robert S. Wiesenthal	

TripAdvisor, Inc.

Board of Directors

Gregory B. Maffei
Chairman

Matt Goldberg
Director, President and Chief Executive Officer

Jay C. Hoag
Director

Betsy L. Morgan
Director

M. Greg O'Hara
Director

Jeremy Philips
Director

Jane Jie Sun
Director

Albert Rosenthaler
Director

Trynka Shineman Blake
Director

Robert S. Wiesenthal
Director

Executive Officers

Matt Goldberg
President and Chief Executive Officer

Michael Noonan
Chief Financial Officer

Seth Kalvert
Chief Legal Officer and Secretary

Corporate and Stockholder Information

Headquarters
TripAdvisor, Inc.
400 1st Ave.
Needham, Massachusetts 02494

Exchange Listing and Ticker Symbol
NASDAQ Global Select Market, "TRIP"

Annual Meeting
June 6, 2023
11:00 a.m. Eastern Time
www.virtualshareholdermeeting.com/TRIP2023

Publications and Reports
A variety of stockholder publications and reports, including TripAdvisor's Annual Report on Form 10-K, proxy statement, financial news releases and a variety of legal filings are available at http://ir.tripadvisor.com. Stockholders can also request a copy of the Annual Report and proxy statement by contacting the Secretary of TripAdvisor, Inc., 400 1st Avenue, Needham, Massachusetts 02494.

Independent Registered Public Accounting Firm
KPMG LLP
Two Financial Center
60 South Street
Boston, Massachusetts 02110

Transfer Agent and Registrar
Computershare
P.O. Box 358015
Pittsburgh, PA 15252

Electronic Delivery
Most stockholders can elect to receive e-mails in the future with links to the Annual Report, proxy statement and voting web site. Registered stockholders can sign up for electronic delivery at www.bnymellon.com/shareowner/equityaccess. Street name stockholders should contact their bank or broker to inquire about electronic delivery.

